Exhibit 99.1

                    , 2006

Dear Cendant Corporation Stockholder:

I am pleased to inform you that on                     , 2006, the Board of Directors of Cendant Corporation approved the distribution of all of the shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant, to Cendant stockholders. Realogy holds all of the assets and liabilities associated with Cendant’s Real Estate Services businesses and is one of the preeminent providers of real estate and relocation services in the world.

This distribution is being made pursuant to a plan preliminarily approved by our Board on October 23, 2005 to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Real Estate Services, Travel Distribution Services, Hospitality Services (including Timeshare Resorts) and Vehicle Rental businesses. Upon each distribution, Cendant stockholders will own 100% of the common stock of the company being distributed. On April 24, 2006, we announced that as an alternative to distributing shares of the Travel Distribution Services company to Cendant stockholders, Cendant is also exploring the sale of that company. Cendant’s Board of Directors believes that creating four focused companies is the best way to unlock the full value of Cendant’s businesses for the benefit of Cendant, our stockholders and each of the businesses, in both the short and long term. The Cendant Board received an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant. A copy of the opinion that Evercore delivered to the Cendant Board is attached to this information statement as Annex A.

The distribution of Realogy common stock will occur on                     , 2006 by way of a pro rata dividend to Cendant stockholders. Each Cendant stockholder will be entitled to receive one share of Realogy common stock (and a related preferred stock purchase right) for every four shares of Cendant common stock held by such stockholder at the close of business on                     , 2006, the record date of the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of Realogy common stock will be issued. If you would otherwise have been entitled to a fractional share of Realogy common stock in the distribution, you will receive the net cash value of such fractional share instead.

Stockholder approval of the distribution is not required, and you are not required to take any action to receive your Realogy common stock.

Following the distribution, you will own shares in both Cendant and Realogy. Cendant’s common stock will continue to trade on the New York Stock Exchange under the symbol “CD.” We applied to have Realogy’s common stock listed on the New York Stock Exchange under the symbol “H.”

The enclosed information statement, which is being mailed to all Cendant stockholders, describes the distribution in detail and contains important information about Realogy. We urge you to read the information statement carefully.

I want to thank you for your continued support of Cendant and we look forward to your support of Realogy in the future.

Sincerely,

Henry R. Silverman

Chairman of the Board and Chief Executive Officer

                    , 2006

Dear Realogy Corporation Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Realogy Corporation. We are one of the preeminent and most integrated providers of real estate and relocation services in the world. Our operations include real estate brokerage franchise systems operating under the CENTURY 21®, COLDWELL BANKER®, ERA®, SOTHEBY’S INTERNATIONAL REALTY® and COLDWELL BANKER COMMERCIAL® brands; real estate brokerage operations owned and operated by our NRT Incorporated subsidiary under the COLDWELL BANKER®, ERA®, THE CORCORAN GROUP® and SOTHEBY’S INTERNATIONAL REALTY® brands; employee relocation services; and title and settlement services. We are the world’s largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. provider and a leading global provider of outsourced employee relocation services and a provider of title and settlement services.

We applied to have our common stock listed on the New York Stock Exchange under the symbol “H” in connection with the distribution of our company’s common stock by Cendant Corporation.

We invite you to learn more about Realogy by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Realogy common stock.

Sincerely,

Henry R. Silverman	Richard A. Smith
Chairman of the Board and Chief Executive Officer	Vice Chairman of the Board and President

Preliminary Information Statement

(Subject to Completion, Dated June 26, 2006)

Information Statement

Distribution of

Common Stock of

REALOGY CORPORATION

by

CENDANT CORPORATION

to Cendant Corporation Stockholders

This information statement is being furnished in connection with the distribution by Cendant Corporation to its stockholders of all of its shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant that holds the assets and liabilities associated with Cendant’s Real Estate Services businesses. To implement the distribution, Cendant will distribute all of its shares of Realogy common stock on a pro rata basis to the holders of Cendant common stock. Each of you, as a holder of Cendant common stock, will receive one share of Realogy common stock (and a related preferred stock purchase right) for every four shares of Cendant common stock that you held at the close of business on                     , 2006, the record date for the distribution. The distribution will be effective as of                     , 2006. Immediately after the distribution is completed, Realogy will be an independent public company.

No vote of Cendant stockholders is required in connection with this distribution. We are not asking you for a proxy and you are requested not to send us a proxy. Cendant stockholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Cendant common stock or take any other action in connection with the distribution.

All of the outstanding shares of our common stock are currently owned by Cendant. Accordingly, there currently is no public trading market for our common stock. We filed an application to list our common stock under the ticker symbol “H” on the New York Stock Exchange. Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 26 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Realogy Corporation, or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2006.

This information statement was first mailed to Cendant stockholders on or about                     , 2006.

TRADEMARKS AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement include the CENTURY 21®, COLDWELL BANKER®, ERA®, THE CORCORAN GROUP®, COLDWELL BANKER COMMERCIAL® and SOTHEBY’S INTERNATIONAL REALTY® marks, which may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is owned by such company.

INDUSTRY DATA

This information statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. The primary sources for third-party industry data and forecasts were The National Association of Realtors and other industry reports and articles. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, and that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data is based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from Cendant and the distribution of our common stock by Cendant to its stockholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of the Realogy businesses of Cendant, which are comprised of the assets and liabilities used in managing and operating the Real Estate Services businesses of Cendant, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Except as otherwise indicated or unless the context otherwise requires, “Realogy Corporation,” “Realogy,” “we,” “us,” “our” and “our company” refer to Realogy Corporation and its combined subsidiaries and “Cendant Corporation” and “Cendant” refer to Cendant Corporation and its consolidated subsidiaries.

Our Company

We are one of the preeminent and most integrated providers of real estate and relocation services in the world. We operate in four segments: Real Estate Franchise Services, Company Owned Real Estate Brokerage Services, Relocation Services and Title and Settlement Services. Through our portfolio of leading brands and the broad range of services we offer, we have established our company as a leader in the residential real estate industry, with operations that are dispersed throughout the United States and around the world. We are the world’s largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. provider and a leading global provider of outsourced employee relocation services and a provider of title and settlement services.

According to the National Association of Realtors (“NAR”), since 1985, the value of existing homesales in the U.S. has grown at a compounded annual growth rate (“CAGR”) of 10% per year to approximately $1.8 trillion in 2005. We believe that the value of existing homesales will continue to grow at a positive rate in future years. Furthermore, we believe that our strong brand recognition, our geographic diversity and our complementary real estate and relocation services position us to capitalize on this growth. For the three months ended March 31, 2006 and the full year ended December 31, 2005, we had revenues of $1.4 billion and $7.1 billion and net income of $54 million and $627 million, respectively.

Real Estate Franchise Services.  We are a franchisor of five of the most recognized brands in the real estate industry. We have approximately 15,000 offices and 310,000 sales associates operating under our franchise brands in the U.S. and other countries and territories around the world, which includes over 1,000 of our company owned and operated brokerage offices. In the U.S. during 2005, we estimate, based on publicly available information, that brokers operating under one of our franchised brands represented the buyer and/or the seller in approximately one out of every four single family homesale transactions that involved a broker, and we believe our franchisees and company owned brokerage operations received approximately 25% of all brokerage commissions paid in such transactions. We believe that the geographic diversity of our franchisees reduces our risk of exposure to local or regional changes in the real estate market. In addition, we have over 5,000 franchisees, none of which represented more than 1% of our franchise royalties (other than our NRT Incorporated subsidiary, which operates our company owned brokerage operations). We believe this minimizes our exposure to any one franchisee. Our franchise revenues include intercompany royalties paid by our company owned brokerage operations. In 2005, our real estate franchise business contributed 14% to our revenues (before intercompany eliminations) and 63% to our EBITDA. We define EBITDA as net income before interest expense (other than interest relating to secured obligations), income taxes, depreciation, amortization and minority interest. Our 2005 franchise revenues included $369 million of royalties paid by our company owned brokerage operations, or approximately 37% of total franchise revenues which eliminate in consolidation. Our real estate franchise brands are:

•	CENTURY 21®—one of the world’s largest residential real estate brokerage franchisors, with approximately 7,900 franchise offices and approximately 143,200 sales associates located in 42 countries and territories;

•	COLDWELL BANKER®—one of the world’s leading brands for the sale of million-dollar-plus homes and one of the largest residential real estate brokerage franchisors, with approximately 4,000 franchise and company owned offices and approximately 126,400 sales associates in the United States, Canada and 28 other countries and territories;

•	ERA®—a leading residential real estate brokerage franchisor, with approximately 2,800 franchise and company owned offices and approximately 36,600 sales associates located in 30 countries and territories;

•	SOTHEBY’S INTERNATIONAL REALTY®—a luxury real estate brokerage brand. In February 2004, we acquired from Sotheby’s Holdings, Inc. the brand’s company owned offices and the exclusive license for the rights to the Sotheby’s Realty and Sotheby’s International Realty trademarks. Since that time, we have grown the brand from 15 company owned offices to 220 franchise and company owned offices and approximately 5,100 sales associates in the United States and four other countries and territories; and

•	COLDWELL BANKER COMMERCIAL®—a leading commercial real estate brokerage franchisor. Our commercial franchise system has approximately 160 franchise offices and approximately 1,400 sales associates worldwide. The number of offices and sales associates in our commercial franchise system does not include our residential franchise and company owned brokerage offices and the sales associates who work out of those brokerage offices that also conduct commercial real estate brokerage business using the Coldwell Banker Commercial marks.

We derive substantially all of our real estate franchising revenues from royalty fees received under long-term (typically ten year) franchise agreements with our franchisees. The royalty fee is based on a percentage of the franchisees’ gross commission income that they earn from real estate transactions. Our franchisees pay us fees for the right to operate under one of our trademarks and to enjoy the benefits of the systems and tools provided by our real estate franchise operations. These fees enable us to enjoy stable, recurring revenue streams and high operating margins. In exchange, we provide our franchisees with world-class service and support that is designed to facilitate our franchisees in growing their business and increasing their revenue and profitability. We support our franchisees with dedicated national marketing and servicing programs, technology, training and education. We believe that one of our strengths is the strong relationships that we have with our franchisees, as evidenced by our 99% retention rate of gross revenues in our franchise system during 2005.

Company Owned Real Estate Brokerage Services.  Through our subsidiary, NRT Incorporated (“NRT”), we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas of the U.S. Our company owned real estate brokerage business operates under our franchised brands as well as proprietary brands that we own, but do not currently franchise to third parties, such as THE CORCORAN GROUP®. We have nearly 1,100 company owned brokerage offices, approximately 9,000 employees and over 64,000 independent contractor sales associates working with these company owned offices. From the date of Cendant’s acquisition of 100% of NRT in April 2002 through 2005, we acquired over 90 brokerage companies. Such acquisitions are part of our strategy and have been a substantial contributor to the growth of our company owned brokerage business. We believe that the geographic diversity of our company owned brokerage business could mitigate some of the impact of local or regional changes in the real estate market. In 2005, our company owned real estate brokerage business contributed 80% to our revenues (before intercompany eliminations) and 21% to our EBITDA, and paid royalties to our real estate franchise services segment of $369 million.

Our company owned real estate brokerage business derives revenues primarily from sales commissions, which are received at the closing of real estate transactions, which we refer to as gross commission income. Sales commissions usually range from 5% to 7% of the home’s sale price. In transactions in which we act as a broker for solely the buyer or the seller, the seller’s broker typically instructs the closing agent to pay a portion of the sales commission to the broker for the buyer. In addition, as a full-service real estate brokerage company, in compliance with applicable laws and regulations, we actively promote the services of our relocation and title and settlement services businesses, as well as the products offered by PHH Home Loans, LLC, our home mortgage venture with PHH Corporation that is the exclusive recommended provider of mortgages for our real estate brokerage and relocation service customers. All mortgage loans originated by PHH Home Loans are sold to PHH or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, our home mortgage venture structure insulates us from mortgage servicing risk. We own 49.9% of PHH Home Loans and PHH Corporation owns the remaining 50.1%. As a result, our financial results only reflect our proportionate share of the venture’s results of operations which are recorded on the equity method.

Relocation Services.  Through our subsidiary, Cartus Corporation (“Cartus”), we offer a broad range of world-class employee relocation services designed to manage all aspects of an employee’s move and facilitate a smooth transition in what otherwise may be a difficult process for that employee. We assist in over 120,000 relocations in over 140 countries annually for over 1,200 active clients including nearly two-thirds of the Fortune 50, as well as government agencies and membership organizations that offer their members discounted pricing on goods and services, which we refer to as affinity organizations. Our relocation services business operates in five global service centers on three continents and is the largest U.S. and a leading global provider of outsourced employee relocation services. Our relocation services business is a driver of significant revenue to our other businesses because the clients of our relocation services business often utilize the services of our franchisees and company owned brokerage offices as well as our title and settlement services. In 2005, our relocation services business contributed 7% to our revenues (before intercompany eliminations) and 11% to our EBITDA.

Our relocation services business primarily offers its clients employee relocation services such as homesale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household moving services, visa and immigration support, intercultural and language training and group move management services. Clients pay a fee for the services performed and we also receive commissions from third-party service providers, such as real estate brokers and household goods moving service providers. The majority of our clients pay interest on home equity advances and reimburse all costs associated with our services, including, where required, repayment of home equity advances and reimbursement of losses on the sale of homes purchased. We believe we provide our relocation clients with exceptional service which leads to client retention. Our top 25 relocation clients have an average tenure of 15 years with us.

Title and Settlement Services.  In most real estate transactions, a buyer will choose, or will be required, to purchase title insurance that will protect the purchaser and/or the mortgage lender against loss or damage in the event that title is not transferred properly. Our title and settlement services business, which we refer to as Title Resource Group, assists with the closing of a real estate transaction by providing full-service title and settlement (i.e., closing and escrow) services to real estate companies and financial institutions. In addition, we are an underwriter of title insurance policies in connection with residential and commercial real estate transactions. Our title and settlement services business was formed in 2002 in conjunction with Cendant’s acquisition of 100% of NRT to take advantage of the nationwide geographic presence of our company owned brokerage and relocation services businesses. In 2005, our title and settlement services business contributed 4% to our revenues (before intercompany eliminations) and 5% to our EBITDA.

Our title and settlement services business earns revenues through fees charged in real estate transactions for rendering title and other settlement and non-settlement related services as well as a commission on each title insurance policy sold. We provide many of these services in connection with transactions in which our company owned real estate brokerage and relocation services businesses are participating. The majority of our title and settlement service operations are located in or around our company owned brokerage locations, and during 2005, approximately 50% of the customers of our company owned brokerage offices where we provide coverage also utilized our title and settlement services. Fees for escrow and closing services are generally separate and distinct from premiums paid for title insurance and other real estate services. Our title underwriter generally earns revenues through the collection of premiums on policies that it issues.

Our Strengths

We believe that the following competitive strengths differentiate us from our competitors:

•	Strong portfolio of leading real estate brands. Our brands are among the most well known and established real estate brokerage brands in the world. The strong image and familiarity of our brands attract potential real estate buyers and sellers to seek out brokers affiliated with our brands. We believe that brand recognition is important in the real estate business because home buyers and sellers are generally infrequent users of brokerage services and typically rely on reputation as well as word-of-mouth recommendations.

•	Significant scale and diversity. We believe that the strong presence of each of our businesses in their respective industries and the broad range of real estate and relocation services that we offer provide us with advantages in the residential real estate market relative to our competitors. We believe that our size and scale reduces our operational risk and improves our operating efficiencies, profit margins and service levels. We also believe that our size enables us to access capital at a relatively low cost to fund strategic acquisitions to grow our business, which has contributed to our revenues and returns over time.

•	Strong business model with stable cash flows. We believe that our established role as an intermediary in the homesale process and the integrated business model that we have developed enable us to achieve profitability and stable cash flows. Our franchise operations have a recurring revenue base. Our company owned brokerage business provides significant revenues through the payment of royalties to our real estate franchise business, and has a relatively large variable cost component. While having certain fixed costs associated with its office locations, the principal cost of the company owned brokerage business consists of agents’ shares of commissions that fluctuate with revenue. Our business model and strong cash flow allow us the flexibility to grow through multiple avenues and focus on the areas that will maximize our return on capital.

•	Revenue enhancing “value circle” among our complementary businesses. Each one of our businesses, as well as our interest in PHH Home Loans, provides an opportunity to cross-sell additional services to a customer and capture revenue from the different service components associated with residential real estate transactions. For instance, through Cartus and the over 120,000 individual relocations that we manage annually, we are able to capture incremental business opportunities through cross-selling many of our related products and services throughout our company. In addition, we are growing our title and settlement services business by leveraging the strong geographic presence of our company owned brokerage business and franchisees and increasing the percentage of our customers that use our title and settlement services business. We refer to this ability to capture revenues on several aspects of a real estate transaction as our “value circle.” We believe that our value circle uniquely positions us to generate additional revenue growth opportunities in all of our businesses and enhance the customer’s overall experience.

•	Strong and experienced management team. Our executive officers have extensive experience in the real estate industry, which we believe is an essential component to our future growth as a stand-alone real estate and relocation services company. Our experienced senior management team combines a deep knowledge of the real estate markets, an understanding of industry trends and a proven ability to identify, effect and integrate acquisitions.

•	Innovative technology. We believe that we effectively use innovative technology to attract more customers, enhance sales associates’ productivity and improve our profitability. We believe that our continued use and marketing of innovative technology, together with our aggressive Internet search engine marketing campaign, assisted in generating over 78 million visitors to our company owned real estate brokerage websites during 2005.

Our Strategy

Our goal is to be the leading provider of a broad range of world-class real estate and relocation services to our customers while increasing revenues and profitability across all of our businesses. Our business strategy is focused on the following initiatives:

•	Expand and grow our real estate franchise business. We intend to grow our real estate franchise business by selling new franchises, establishing and/or purchasing new brands, assisting current franchisees with their acquisitions and helping franchisees recruit productive sales associates. According to NAR, approximately 50% of sales associates in the U.S. work at brokerages that are unaffiliated with a national or regional franchise system. We believe our franchise sales force can effectively market our franchise systems to these unaffiliated brokerages. We will also continue to expand our international presence through the sale of international master franchise rights and by providing consulting services to the international master franchisors to facilitate growth in each respective territory.

•	Effectively grow our company owned real estate brokerage business. We will continue to grow our company owned real estate brokerage business both organically and through strategic acquisitions. To grow our business organically, our management will focus on working with office managers to recruit, retain and develop effective sales associates that can successfully engage and earn fees from new clients. We also intend to selectively open new offices and monitor existing offices to reduce strorefront costs while increasing operating efficiency. We will continue to be opportunistic and identify and make acquisitions in markets where there is potential for growth or that otherwise serve our overall long-term strategy and goals.

•	Increase our relocation services client base and service offerings. We intend to grow our relocation services business through a combination of adding new clients, providing additional services to existing clients and providing new product offerings. We also will continue to be a leader in providing global relocation services in existing and growing markets where our clients are placing employees, by expanding our global network presence with third party agents. We believe our comprehensive suite of services enables us to meet all of our clients’ global relocation needs.

•	Expand our title and settlement services geographic coverage and capture rate. We intend to grow our title and settlement services business through the completion of additional acquisitions, increasing the number of title and settlement services offices that are located in or around our company owned brokerage offices and through entering into contracts and ventures with our franchisees that will enable them to participate in the title and settlement services business. We will also continue to provide exceptional service to increase capture rates of available business at our existing locations.

•	Utilize new technology. According to NAR, over 70% of all real estate purchasers currently use the Internet in their search for a new home. In addition, many potential new customers use the Internet to perform research on real estate brokers. Recognizing this trend, we are increasing the percentage of our advertising dollars that are spent on Internet based advertising relative to print ads and other traditional forms of advertising. In addition, we intend to continue to identify, acquire and market new technologies that will be more responsive to our customers’ needs and should help our sales associates to become more efficient and successful.

•	Increase cross-selling opportunities arising from the value circle. We will continue to take full advantage of our value circle and to increase revenues in all of our businesses by increasing our cross-selling opportunities. For example, we will seek to increase the percentage of successful referrals that our relocation services business makes to franchised and company owned brokerage offices through enhanced coordination as well as by maintaining a referral network that covers the entire United States.

Our Risks

We face a number of risks and uncertainties relating to our business and our separation from Cendant. Examples of the risks and uncertainties that we face include:

•	A decline in the number of homesales and/or home prices could adversely affect our revenues and profitability. In recent years, based on information published by NAR, existing homesale unit volumes have risen to their highest levels in history. Federal National Mortgage Association (“FNMA”) is forecasting, as of May 2006, 10% and NAR is forecasting, as of June 2006, 7% decreases, respectively, in the number of existing home sales during 2006 compared to 2005. Our recent indicators confirm this trend as evidenced by continuing homesale unit volume declines in our real estate franchise services and company owned brokerage services businesses during 2006 compared to 2005. We expect to see continued weakness in the number of closed homesale sides in 2006 due primarily to the disparity between home sellers’ expectations on price and home buyers’ access to greater inventory allowing them to be more patient. We also expect to see slower growth in the average price of homes sold in 2006 compared to 2005 as industry-wide inventory levels increase and the balance between supply and demand returns to more normalized levels.

•	We are sensitive to general business and economic conditions in the United States and worldwide, including short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. We are affected by the current rising interest rate environment because as mortgage rates rise, potential home buyers may be less likely to purchase a home or may choose to purchase a less expensive home.

•	We have not operated as an independent company and have in the past relied on Cendant for certain services. We may be unable to make the changes necessary to operate as an independent company or to obtain these services from unrelated third parties on reasonable terms or at all.

•	As part of our separation from Cendant, we will be responsible for certain of Cendant’s contingent and other corporate liabilities. Assuming our separation from Cendant occurred on March 31, 2006, we would have recorded liabilities of $648 million, which represents a 50% share of such Cendant contingent and other corporate liabilities, or, assuming a sale of Travelport by Cendant (as more fully described elsewhere in this information statement), of $810 million, which represents a 62.5% share of such contingent and other corporate liabilities.

•	At the time of our separation from Cendant, we expect to incur approximately $2,225 million of debt with external lenders to repay a portion of Cendant’s debt. In the event of a sale of Travelport (as more fully described elsewhere in this information statement), which could only occur after our separation, we expect to receive cash proceeds of $1,500 million to $1,800 million from Cendant which we will use to reduce and/or repay our outstanding indebtedness. Following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock. There can be no assurance that the Travelport sale will occur or if it does occur that the actual amount of cash proceeds we receive will be within the range provided above.

For further discussion of these risks and other risks and uncertainties that we face, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Separation

Overview

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Real Estate Services, Travel Distribution Services, Hospitality Services (including Timeshare Resorts) and Vehicle Rental businesses. The separation will occur through distributions to Cendant stockholders of all of the shares of common stock of three subsidiaries of Cendant that hold or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the businesses other than the Vehicle Rental business which will remain after the distributions. Following each distribution, Cendant stockholders will own 100% of the common stock of the subsidiary being distributed. The distribution to Cendant stockholders of all of the shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant that holds or will hold the assets and liabilities associated with Cendant’s Real Estate Services businesses, is expected to be the first in the series of distributions to effectuate the plan to separate Cendant into four companies. The second distribution is expected to be of Wyndham Worldwide Corporation (“Wyndham Worldwide”), the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Hospitality (including Timeshare Resorts) businesses and the third and final distribution is expected to be of Travelport Inc. (“Travelport”), the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Travel Distribution Services businesses. As explained more fully below, on April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport to Cendant stockholders, Cendant is also exploring the sale of Travelport. On May 30, 2006, Cendant announced progress in its alternative plan to sell Travelport, making a sale of Travelport more likely than a distribution of the common stock of Travelport to Cendant stockholders. On June 8, 2006, Cendant announced that it was exploring simultaneous distributions of Realogy and Wyndham Worldwide common stock. Following completion of the separation plan, it is expected that Cendant will change its name to Avis Budget Group, Inc.

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires us to assume 50% of certain contingent and other corporate liabilities of Cendant or its subsidiaries which are not primarily related to our business or the businesses of Wyndham Worldwide, Travelport or Cendant’s Vehicle Rental business, and Wyndham Worldwide and Travelport will each assume 30% and 20%, respectively, of such contingent and other corporate liabilities. The parties to the Separation and Distribution Agreement agreed that following completion of the separation plan, Cendant, which will consist of the Vehicle Rental business, will not retain any contingent or other corporate liabilities incurred prior to the completion of the separation plan that are not primarily related to the Vehicle Rental business because the Vehicle Rental company is expected to have more total debt, both secured and unsecured, and/or lower credit ratings, than us, Wyndham Worldwide and Travelport. These contingent and other corporate liabilities of Cendant or its subsidiaries include liabilities relating to (i) Cendant’s terminated or divested businesses, (ii) in the event of a sale of Travelport (as described below), liabilities relating to the Travelport sale, if any, (iii) certain litigation matters as more fully described in the section “Business—Legal Proceedings—Legal—Cendant Corporate Litigation” and (iv) generally any actions with respect to the separation plan or the distributions brought by any third party. We will generally act as managing party and will manage and assume control of most legal matters related to the contingent and other corporate liabilities of Cendant.

Pursuant to the Separation and Distribution Agreement, we expect to incur approximately $2,225 million of debt, all the proceeds of which will be transferred to Cendant to repay a portion of Cendant’s corporate debt. In addition, prior to the separation of Wyndham Worldwide from Cendant, each of Wyndham Worldwide and

Travelport will incur debt and will transfer such proceeds to Cendant. With the aggregate proceeds received from each of us, Wyndham Worldwide and Travelport, along with cash on hand at Cendant (available to be utilized to repay its corporate debt), Cendant has agreed to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. The actual amount of debt that we incur at the time of our separation may be more or less than $2,225 million depending upon the actual operating performance of Cendant and a more refined calculation of the cash outlays relating to the separation plan. See “The Separation—Incurrence of Debt.” The amount of debt we will incur was based on future estimates of our ability to service the debt relative to the other separated companies and our ability to maintain an investment grade credit rating. In addition, the Separation and Distribution Agreement provides for a post-separation adjustment, in the event that (i) the aggregate amount of cash provided to Cendant by us, Wyndham Worldwide and Travelport from the proceeds of each company’s respective borrowings, together with Cendant’s cash, is greater or less than (ii) the amount necessary for Cendant to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to its Vehicle Rental business, but including costs and expenses related to the plan of separation incurred through that date and estimated to be incurred prior to the completion of the plan of separation). In the event that such amounts are less than the amount necessary to enable Cendant to repay its outstanding corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation, Wyndham Worldwide would be required to incur additional indebtedness equal to such insufficiency up to $100 million and transfer such additional amounts to Cendant. To the extent the insufficiency is in excess of $100 million, we would be required to make a payment to Cendant (or, if our separation occurs at the same time as Wyndham Worldwide’s, we will be required to incur additional indebtedness for transfer to Cendant) equal to 62.5% of such excess and Wyndham Worldwide would be required to incur additional indebtedness equal to 37.5% of such excess. However, if at the time of Wyndham Worldwide’s separation a definitive agreement relating to a sale of Travelport has been executed, any such insufficiency will result in an upward adjustment in the amount of indebtedness incurred by Travelport, but only to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms. Thereafter, if there is still an insufficiency, Wyndham Worldwide will be responsible for the first $100 million (as described above) and we and Wyndham Worldwide would be responsible for 62.5% and 37.5%, respectively, of any excess over $100 million (as described above). See “The Separation—Incurrence of Debt.”

The announcement of the proposed separation plan indicated that the Cendant Board believes that the separation is the best way to unlock the full value of Cendant’s businesses in both the short and long term, which the Cendant Board does not believe has been fully recognized by the investment community. Cendant believes that the separation into four independent, publicly traded companies should not only enhance their strength, but will also improve each company’s strategic, operational and financial flexibility. Although there can be no assurance, Cendant believes that over time following the separation, the common stock of the separated companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration. Cendant expects that such value increase in the common stock should enhance the value of equity-based compensation for the employees of the separated companies and should permit the separated companies to effect future acquisitions with their own common stock in a manner that preserves capital with less dilution of the existing stockholders’ interests than would occur by issuing pre-distribution Cendant common stock, in each case, resulting in a real and substantial benefit for the companies. Further, the Cendant Board believes that the separation should allow each separated company to maintain a sharper focus on its core business and growth opportunities, which should allow each separated company to be better able to make the changes to its business necessary for it to respond to developments in the industry in which it operates. See “The Separation—Reasons for the Separation,” included elsewhere in this information statement.

The Cendant Board has received an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant. The Cendant

Board also received an opinion from Duff & Phelps, LLC to the effect that Realogy and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Furthermore, we cannot provide any assurances that the distribution of either Wyndham Worldwide or Travelport will be completed, or that the more likely scenario of the sale of Travelport will occur, nor can we provide information at this time with respect to the terms on which such other distributions will be consummated. The other distributions are subject to certain conditions precedent, including final approval of the Cendant Board.

We are a newly formed holding company that will, prior to the distribution, hold all of the assets and liabilities of Cendant’s Real Estate Services businesses as a result of an internal reorganization implemented by Cendant. Our headquarters is located at One Campus Drive, Parsippany, New Jersey 07054 and our general telephone number is (973) 496-6700. We maintain an Internet site at http://www.realogy.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Potential Sale of Travelport

On April 24, 2006, Cendant announced a modification to its previously announced separation plan. As an alternative to pursuing its original plan to distribute the shares of common stock of Travelport to Cendant stockholders, Cendant is also exploring the possible sale of Travelport. This modification does not affect Cendant’s plan to distribute our shares and the shares of Wyndham Worldwide to Cendant stockholders. Since this announcement, Cendant, together with its financial advisors, has actively pursued the potential sale of Travelport, while at the same time continuing preparations for the distribution of Travelport’s shares to Cendant stockholders (expected in October 2006). On May 30, 2006, Cendant announced progress in pursuing its alternative plan to sell Travelport rather than distributing Travelport’s shares to Cendant stockholders, making a sale the more likely alternative. While Cendant is engaged in preliminary discussions with several interested parties, there can be no assurance that a sale of Travelport will be completed or as to the terms of any such sale. We do not anticipate that Cendant will enter into a definitive agreement with respect to a sale of Travelport prior to our separation from Cendant.

Pursuant to the Separation and Distribution Agreement, Cendant has agreed to use its reasonable best efforts to effect the sale of Travelport and Cendant will be required to effect such a sale if it is able to receive an opinion from a nationally-recognized investment bank to the effect that the proposed purchase price in connection with a sale of Travelport is fair from a financial point of view to Cendant (without considering the use of proceeds of such a sale). Subject to the foregoing sentence and limited rights of consultation that we and Wyndham Worldwide will have, Cendant will have the sole right and authority to control the sale process and potential sale of Travelport. However, Cendant will be required to distribute the shares of common stock of Travelport to Cendant stockholders as originally planned if Cendant has not signed a definitive agreement to sell Travelport by September 30, 2006 or, if a sale agreement has been entered into prior to September 30, 2006, if the sale of Travelport has not been completed by December 31, 2006. In addition, the Separation and Distribution Agreement will contain certain other requirements relating to a Travelport sale, including that the definitive sale agreement contain terms and provisions reasonably customary for a transaction of this kind.

Unless and until Cendant enters into a definitive agreement for a sale of Travelport and such a sale is completed, the implications of a sale on our separation from Cendant cannot be fully determined. However, if Cendant were to sell Travelport, the terms of our separation, as well as Wyndham Worldwide’s separation, from

Cendant would be impacted. If there were a sale of Travelport, which may not occur until after our separation from Cendant, a portion of the cash proceeds from the sale (after giving effect to certain tax liabilities and other expenses incurred by Cendant in connection with the sale and the repayment of any Travelport indebtedness) would be contributed to us and Wyndham Worldwide and such proceeds would be utilized to reduce and/or repay the indebtedness incurred by us and Wyndham Worldwide in connection with our separations (for a detailed discussion of our planned borrowings in connection with our separation, see “Description of Material Indebtedness”). Accordingly, assuming gross cash proceeds in a Travelport sale in the range of $4,300 million to $4,800 million (which represents an estimate of expected gross cash sale proceeds based on non-binding indications of interest received to date), we estimate that following our receipt and utilization of such cash proceeds to reduce and/or repay the $2,225 million of indebtedness we incurred at the time of our separation, our indebtedness would range from $450 million to $750 million. The actual amount of our remaining indebtedness may be more or less than the range provided above depending on the following:

•	the actual sale price of Travelport;

•	the form of the consideration, including any non-cash proceeds;

•	the amount of expenses, estimated taxes and other payments incurred in connection with such sale;

•	the amount of projected lost tax attributes of Cendant as a result of such sale; and

•	the application of sale proceeds that have priority over contributions to us.

See “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement—Potential Sale of Travelport.”

In the event Travelport is not sold, we will not receive any proceeds and therefore our indebtedness will not be reduced. In addition, in the event that a Travelport sale includes non-cash consideration, we could not use such non-cash consideration to reduce our indebtedness.

In addition, if a sale of Travelport were to occur, the Separation and Distribution Agreement provides that Cendant’s contingent and other corporate liabilities (which would include any liabilities of Cendant incurred in connection with a Travelport sale) and assets (which would include any non-cash or deferred cash proceeds received in connection with a Travelport sale) will be reallocated such that:

•	we will assume 62.5% and Wyndham Worldwide will assume 37.5% of these contingent and other corporate liabilities of Cendant and its subsidiaries;

•	we will be entitled to 62.5% and Wyndham Worldwide will be entitled to 37.5% of these contingent and other corporate assets of Cendant and its subsidiaries; and

•	Travelport will no longer have any responsibility for or rights with respect to any of these contingent corporate or other liabilities and assets of Cendant and its subsidiaries.

We will continue to act as managing party for most legal matters related to the contingent and other corporate liabilities of Cendant and upon a sale of Travelport, we will have control of most decisions relating to the settlement, resolution or disposition of most of these legal matters.

Assuming our separation from Cendant occurred on March 31, 2006 and assuming a sale of Travelport, we would have recorded liabilities of $810 million resulting from the reallocation of our and Wyndham Worldwide’s assumption of a portion of Cendant’s contingent and other corporate liabilities to our assumption of 62.5% (instead of 50%) and Wyndham Worldwide’s assumption of 37.5% (instead of 30%) of Cendant’s contingent and other corporate liabilities, respectively. In the event Travelport is not sold, in which case our allocable portion of Cendant’s contingent and other corporate liabilities would remain at 50%, we would have recorded liabilities of $648 million on March 31, 2006.

Questions and Answers about Realogy and the Separation

Why is the separation of Realogy structured as a distribution?

Cendant believes that a tax-free distribution of shares of Realogy and of the entities that hold or will hold substantially all of the assets and liabilities of the other Cendant businesses is a tax-efficient way to separate the businesses in a manner that will create benefits and/or value for us and Cendant and long-term value for us and Cendant stockholders.

How will the separation of Realogy work?

The separation will be accomplished through a series of transactions in which the equity interests of the entities that hold all of the assets and liabilities of Cendant’s Real Estate Services businesses will be transferred to Realogy and the common stock of Realogy will be distributed by Cendant to its stockholders on a pro rata basis.

When will the distribution occur?	We expect that Cendant will distribute the shares of Realogy common stock on , 2006 to holders of record of Cendant common stock on , 2006, the record date.

What do stockholders need to do to participate in the distribution?

Nothing, but we urge you to read this entire document carefully. Stockholders who hold Cendant common stock as of the record date will not be required to take any action to receive Realogy common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock. If you own Cendant common stock as of the close of business on the record date, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Mellon Investor Services will mail you a book-entry account statement that reflects your shares of Realogy common stock, or your bank or brokerage firm will credit your account for the shares. If you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Realogy common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Can Cendant decide to cancel the distribution of the common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution,” included elsewhere in this information statement. Cendant has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of Cendant determines that the distribution is not in the best interests of Cendant and its stockholders or that market conditions are such that it is not advisable to separate the Real Estate Services business from Cendant.

Does Realogy plan to pay dividends?	The declaration and payment of any future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board.

Will Realogy have any debt?

Yes. At the time of our separation, we expect to incur approximately $2,225 million of debt. The actual amount of debt that we incur at the time of our separation may be more or less than $2,225 million depending upon the actual operating performance of Cendant and a more refined calculation of the cash outlays relating to the separation plan. In addition, the Separation and Distribution Agreement provides for a post-separation adjustment in the event that (i) the aggregate amount of cash provided to Cendant by us, Wyndham Worldwide and Travelport from the proceeds of each company’s respective borrowings, together with Cendant’s cash, is greater or less than (ii) the amount necessary for Cendant to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. In the event that such amounts are less than the amount necessary to enable Cendant to repay its outstanding corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to its Vehicle Rental business, but including costs and expenses related to the plan of separation incurred through that date and estimated to be incurred prior to the completion of the plan of separation), Wyndham Worldwide would be required to incur additional indebtedness equal to such insufficiency up to $100 million and transfer such additional amounts to Cendant. To the extent the insufficiency is in excess of $100 million, we would be required to make a payment to Cendant (or, if our separation occurs at the same time as Wyndham Worldwide’s, we will be required to incur additional indebtedness for transfer to Cendant) equal to 62.5% of such excess and Wyndham Worldwide would be required to incur additional indebtedness equal to 37.5% of such excess. However, if at the time of Wyndham Worldwide’s separation a definitive agreement relating to a sale of Travelport has been executed, any such insufficiency will result in an upward adjustment in the amount of indebtedness incurred by Travelport, but only to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms. Thereafter, if there is still an insufficiency, Wyndham Worldwide will be responsible for the first $100 million (as described above) and we and Wyndham Worldwide would be responsible for 62.5% and 37.5%, respectively, of any excess over $100 million (as described above). Our borrowing facilities consist of a $600 million term loan facility, a $1,050 million revolving credit facility and a $1,325 million interim loan facility. At or prior to the distribution, we intend to draw the entire amount of the term loan facility and the interim loan facility and $300 million of the revolving credit facility and will transfer this $2,225 million in proceeds to Cendant solely for the purpose of repaying certain indebtedness of Cendant. However, in the event of a sale of Travelport, which sale may only occur after our separation, we expect to receive cash proceeds of $1,500 million to $1,800 million which we will use to reduce and/or repay our outstanding indebtedness. The actual amount of cash proceeds we receive may be more or less than the range provided above depending on (i) the actual sale price of Travelport, (ii) the form of consideration including any non-cash proceeds, (iii) the amount of expenses, estimated taxes and other payments incurred in connection with such sale, (iv) the amount of projected lost tax attributes of Cendant as a result of such sale and (v) the application of sale proceeds that have priority over contributions to us. Following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock. Historical Cendant debt has not been and will not be assigned to the Realogy businesses. The remaining availability under the revolving credit facility will be used to provide liquidity for ongoing working capital and for letters of credit issuance and other general corporate needs. We intend to replace the interim loan facility with permanent financing primarily through the issuance of debt securities, or partially or wholly repay the facility with proceeds we receive from the sale of Travelport, if any.

Cartus, our relocation services subsidiary, has three pre-existing securitization programs to monetize certain relocation related assets. These programs will remain in place following the separation. As of March 31, 2006, $743 million was outstanding under these programs and $826 million of assets secured this indebtedness.

For additional information relating to our planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” and “Description of Material Indebtedness” included elsewhere in this information statement.

What will the separation cost?

Cendant expects to incur pre-tax separation costs of approximately $990 million to $1,140 million in connection with the consummation of the separation plan, which costs are expected to consist of, among other things, corporate debt repayment costs, severance and retention costs, and legal, accounting and other advisory fees. Over the 12 months following our separation, the portion of these pre-tax costs expected to be recorded in our financial statements is approximately $105 million to $130 million. A majority of our separation costs are expected to be non-cash.

What are the U.S. federal income tax consequences of the distribution to Cendant stockholders?

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of our common stock pursuant to the distribution. You generally will recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

How will I determine the tax basis I will have in the Realogy shares I receive in the distribution?

Shortly after the distribution is completed, Cendant will provide United States taxpayers with information to enable them to compute their tax bases in both Cendant and Realogy shares and other information they will need to report their receipt of Realogy common stock on their 2006 U.S. federal income tax returns as a tax-free transaction. Generally, your aggregate tax basis in the stock you hold in Cendant and Realogy shares received in the distribution (including any fractional share interest in Realogy common stock for which cash is received) will equal your tax basis in your Cendant common stock immediately before the distribution, allocated between the Cendant common stock and Realogy common stock (including any fractional share interest of Realogy common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will the relationships between Cendant and Realogy be following the separation?

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Realogy to assume or retain the liabilities of Cendant or its subsidiaries primarily related to Realogy’s business and 50%, or 62.5% in the event of a sale of Travelport, of certain contingent and other corporate liabilities of Cendant which are not primarily related to the businesses of Realogy, Wyndham Worldwide, Travelport or the Vehicle Rental business, and establishes the amount of the debt that each separated company will initially incur to repay Cendant’s corporate debt and with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Our Chairman of the Board and Chief Executive Officer will continue to serve as Cendant’s Chairman of the Board and Chief Executive Officer until the distribution of Wyndham Worldwide and the distribution or sale of Travelport have been completed. One of our independent directors is expected to serve as a director of Cendant. In addition, four of our independent directors will continue to serve as directors of Cendant until the completion of Cendant’s separation plan.

Will I receive physical certificates representing shares of Realogy common stock following the separation?

No. Following the separation, neither Cendant nor Realogy will be issuing physical certificates representing shares of Realogy common stock. Instead, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Mellon

Investor Services will mail you a book-entry account statement that reflects your shares of Realogy common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my Cendant common stock or my Realogy common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Cendant nor Realogy makes any recommendations on the purchase, retention or sale of shares of Cendant common stock or the Realogy common stock to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Cendant common stock or the Realogy common stock you will receive in the distribution or both.

Where will I be able to trade shares of Realogy common stock?

There is not currently a public market for our common stock. We applied to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “H.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Will the number of Cendant shares I own change as a result of the distribution?

No. The number of shares of Cendant common stock you own will not change as a result of the distribution. However, it is anticipated that Cendant will seek to effect a reverse stock split after the completion of the distributions of both Wyndham Worldwide and Travelport.

What will happen to the listing of Cendant common stock?

Nothing. It is expected that after the distribution of Realogy common stock, Cendant common stock will continue to be traded on the NYSE under the symbol “CD.” After completion of the separation plan, Cendant, which will comprise the Vehicle Rental business, is expected to change its name to Avis Budget Group, Inc. and its trading symbol to “CAR,” and the Cendant name and trading symbol are expected to be retired.

Will the distribution affect the market price of my Cendant shares?

Yes. As a result of the distribution, we expect the trading price of shares of Cendant common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Real

Estate Services businesses. Furthermore, until the market has fully analyzed the value of Cendant without the Real Estate Services businesses, the price of Cendant shares may fluctuate significantly. In addition, although Cendant believes that over time following the separation, the common stock of the separated companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration, there can be no assurance, and thus the combined trading prices of Cendant common stock and Realogy common stock after the distribution may be equal to or less than the trading price of shares of Cendant common stock before the distribution.

Are there risks to owning Realogy common stock?

Yes. Our business is subject to both general and specific risks relating to our business, our leverage, our relationship with Cendant and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 26. We encourage you to read that section carefully.

Where can Cendant stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

Cendant Corporation
Investor Relations
9 West 57th Street
New York, New York 10019
Tel: (212) 413-1800
Fax: (212) 413-1909
www.cendant.com

After the separation, if you have any questions relating to our common stock, you should contact:

Realogy Corporation
Investor Relations
1 Campus Drive
Parsippany, New Jersey 07054
Tel: (973) 496-6700
Fax: (973) 496-6799
www.realogy.com

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
www.melloninvestor.com

Summary of the Separation

The following is a summary of the material terms of the separation and other related transactions.

Distributing company	Cendant Corporation. After the distribution, Cendant will not own any shares of our common stock.

Distributed company

Realogy Corporation, a Delaware corporation and a wholly owned subsidiary of Cendant that was formed to hold all of the assets and liabilities of Cendant’s Real Estate Services businesses. After the distribution, Realogy will be an independent public company. However, our Chairman of the Board and Chief Executive Officer will continue to serve as Chairman of the Board and Chief Executive Officer of Cendant until the completion of the separation plan.

Distribution ratio

Each holder of Cendant common stock will receive one share of our common stock (and a related preferred stock purchase right) for every four shares of Cendant common stock held on                     , 2006. Cash will be distributed in lieu of fractional shares, as described below.

Distributed securities

All of the shares of Realogy common stock owned by Cendant, which will be 100% of our common stock outstanding immediately prior to the distribution. Based on the approximately one billion shares of Cendant common stock outstanding on May 22, 2006, and applying the distribution ratio of one share of Realogy common stock for every four shares of Cendant common stock, approximately 250 million shares of our common stock will be distributed to Cendant stockholders who hold Cendant common stock as of the record date. The number of shares that Cendant will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Our Board of Directors is expected to adopt a stockholder rights plan prior to the distribution date. The stockholder rights plan is designed to protect our stockholders from coercive or otherwise unfair takeover tactics. You will receive one preferred stock purchase right for every share of Realogy common stock you receive in the distribution. Unless the context otherwise requires, references herein to our common stock include the related preferred stock purchase rights. See “Description of Capital Stock—Rights Plan.”

Fractional shares

Cendant will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “The Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Record date	The record date for the distribution is the close of business on , 2006.

Distribution date	The distribution date is , 2006.

Distribution

On the distribution date, Cendant, with the assistance of Mellon Investor Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock. If you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Realogy common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution

The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Cendant of the following conditions, among other conditions described in this information statement:

•	the Securities and Exchange Commission (“SEC”) shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order relating to the registration statement is in effect;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	Cendant shall have received a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	our entry into various new debt facilities with a syndicate of financial institutions as described in “Description of Material Indebtedness,” included elsewhere in this information statement;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the Cendant Board shall have received an opinion from Duff & Phelps, LLC to the effect that we and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock;

•	the Cendant Board shall have received an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view to the stockholders of Cendant;

•	all material government approvals and other consents necessary to consummate the distribution shall have been received;

•	the securitization programs associated with our relocation business shall have been amended to permit our separation from Cendant; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of these conditions does not create any obligation on Cendant’s part to effect the distribution, and the Cendant Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Cendant has the right not to complete the distribution if, at any time, the Cendant Board determines, in its sole discretion, that the distribution is not in the best interests of Cendant or its stockholders or that market conditions are such that it is not advisable to separate the Real Estate Services businesses from Cendant.

Stock exchange listing

We filed an application to list our shares of common stock on the NYSE under the ticker symbol “H.” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “The Separation—Trading Between the Record Date and Distribution Date,” included elsewhere in this information statement.

After completion of the separation plan, Cendant, which is expected to comprise the Vehicle Rental business, is expected to change its name to Avis Budget Group, Inc. and its trading symbol to “CAR,” and the Cendant name and trading symbol are expected to be retired.

Transfer agent	Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310

Incurrence of debt

At the time of our separation, we expect to incur approximately $2,225 million of debt. The actual amount of debt that we incur at the time of our separation may be more or less than $2,225 million depending upon the actual operating performance of Cendant and a more refined calculation of cash outlays relating to the separation plan. In addition, the Separation and Distribution Agreement provides for a post-separation adjustment, in the event that (i) the aggregate amount of cash provided to Cendant by us, Wyndham Worldwide and Travelport from the proceeds of each company’s respective borrowings, together with Cendant’s cash, is greater or less than (ii) the amount necessary for Cendant to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. In the event that such amounts are less than the amount necessary to enable Cendant to repay its outstanding corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation, Wyndham Worldwide would be required to incur additional indebtedness equal to such insufficiency up to $100 million and transfer such additional amounts to Cendant. To the extent the insufficiency is in excess of $100 million, we would be required to make a payment to Cendant (or, if our separation occurs at the same time as Wyndham Worldwide’s, we will be required to incur additional indebtedness for transfer to Cendant) equal to 62.5% of such excess and Wyndham Worldwide would be required to incur additional indebtedness equal to 37.5% of such excess. However, if at the time of Wyndham Worldwide’s separation a definitive agreement relating to a sale of Travelport has been executed, any such insufficiency will result in an upward adjustment in the amount of indebtedness incurred by Travelport, but only to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms. Thereafter, if there is still an insufficiency, Wyndham Worldwide will be responsible for the first $100 million (as described above) and we and Wyndham Worldwide would be responsible for 62.5% and 37.5%, respectively, of any excess over $100 million (as described above). Our borrowing facilities consist of a $600 million term loan facility, a $1,050 million revolving credit facility and a $1,325 million interim loan facility. At or prior to the distribution, we intend to draw the entire amount of the term loan facility and the interim loan facility and $300 million of the revolving credit facility and will transfer this $2,225 million to Cendant solely for the purpose of repaying certain indebtedness of Cendant. The remaining $750 million of availability under the revolving credit facility will be used to provide liquidity for ongoing working capital and for letters of credit issuance and other general corporate needs. After giving effect to our separation, our borrowing facilities have been rated BBB and Baa2 by Standard & Poor’s and Moody’s, respectively.

However, in the event of a sale of Travelport, which sale could only occur after our separation, we expect to receive cash proceeds of $1,500 million to $1,800 million from Cendant which we will use to reduce and/or repay our outstanding indebtedness. The actual amount of cash proceeds we receive may be more or less than the range provided above depending on (i) the actual sale price of Travelport, (ii) the form of consideration, including any non-cash proceeds, (iii) the amount of expenses, estimated taxes and other payments incurred in connection with such sale (iv) the amount of projected lost tax attributes of Cendant as a result of such sale and (v) the application of such sale proceeds that have priority over contributions to us. Following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock. We intend to replace the interim credit facility with $1,325 million of permanent financing primarily through the issuance of debt securities, or partially or wholly repay the facility with proceeds we receive from the sale of Travelport, if any.

For additional information relating to our planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” and “Description of Material Indebtedness,” included elsewhere in this information statement.

Risks relating to ownership of our common stock and the distribution

Our business is subject to both general and specific risks and uncertainties relating to our business, our leverage, our relationship with Cendant and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully “Risk Factors,” beginning on page 26 in this information statement.

Tax considerations

Assuming the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a)(1)(D) and 355 of the Code, no gain or loss will be recognized by a stockholder, and no amount will be included in the income of a stockholder, upon the receipt of shares of our common stock pursuant to the distribution. However, a stockholder will generally recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock as described in “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

Certain Agreements with Cendant

Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires Realogy to assume 50% (or 62.5% in the event of a sale of Travelport) of certain of Cendant’s contingent and other corporate liabilities and establishes the amount of the debt that each separated company will initially incur to repay Cendant’s corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash costs borne by Cendant relating to the separation. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following table presents our summary historical and unaudited pro forma combined financial data, as well as certain unaudited operating statistics. The combined statement of income data for the three months ended March 31, 2006 and the combined balance sheet data as of March 31, 2006 have been derived from our unaudited combined condensed financial statements included elsewhere herein. The combined statement of income data for each of the years in the three-year period ended December 31, 2005 and the combined balance sheet data as of December 31, 2005 and 2004 have been derived from our audited combined financial statements included elsewhere herein. The combined balance sheet data as of December 31, 2003 is derived from our unaudited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The unaudited pro forma combined financial data have been adjusted to give effect to the following transactions:

•	the formation of Realogy and a contribution to Realogy of all the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s real estate services business,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a four to one distribution ratio) and the related transfer to us from Cendant of certain corporate assets and liabilities of Cendant (including certain corporate assets and liabilities for which we are expected to assume approximately 50%) (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	$2,225 million of planned borrowings under a term loan facility, an interim loan facility and a revolving credit facility,

•	the funding of $14 million of estimated financing costs to be incurred in connection with the above borrowings,

•	the expected transfer of $50 million of cash to Cendant, representing the amount of cash we expect to have at the time of separation which is not needed to operate our business immediately following our separation,

•	estimated incremental costs associated with operating as a separate public company,

•	estimated incremental interest expense associated with the planned borrowings, which is calculated based upon expected interest rates,

•	the expected transfer of $2,225 million to Cendant, representing the proceeds received in connection with the above planned borrowings, and

•	estimated liabilities of $71 million to reflect the estimated fair value of guarantees related to certain contingent litigation and tax liabilities and legal liabilities provided to Cendant and affiliates in connection with the separation in excess of our portion of the corporate liabilities allocated to Realogy from Cendant’s balance sheet.

In addition, such financial data also reflect an adjustment eliminating intercompany balances due to Cendant.

The unaudited pro forma combined condensed balance sheet data assume that the distribution and related transactions occurred on March 31, 2006 and the unaudited pro forma combined statement of income data assume that the distribution and related transactions occurred on January 1, 2006 for the pro forma statement of income data presented for the three months ended March 31, 2006 and on January 1, 2005 for the pro forma statement of income data presented for the year ended December 31, 2005. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. Additional discussion relating to certain of the pro forma adjustments listed above can be found within the Unaudited Pro Forma Combined Financial Statements section of this information statement.

The unaudited pro forma combined condensed statements of income do not reflect certain pre-tax charges (which are currently estimated to be in the range of $120 million to $155 million) that are either non-recurring or are not directly attributable to the separation, which will impact net income within the 12 months following the transaction, the majority of which will be non-cash. Included within such range is (i) an estimate of $40 million to $50 million relating to the acceleration of certain Cendant equity awards and (ii) an estimate of $15 million to $25 million relating to restructuring activities to be undertaken in 2006, which are expected to benefit future periods (of which $10 million to $20 million relates to our real estate brokerage business).

The unaudited pro forma combined financial statements have not been adjusted to give effect to the possible sale of Travelport, which transaction may occur only following our separation from Cendant. If Cendant were to sell Travelport, a portion of the cash proceeds from such sale would be contributed to us and utilized to reduce the indebtedness incurred by us in connection with our separation, resulting in a reduction in our pro forma interest expense. In addition, in the event of a Travelport sale, our allocable portion of Cendant’s contingent and other liabilities would increase from 50% to 62.5%.

	As of or For the Three Months Ended March 31, 2006		As of or For the Year Ended December 31,
	Pro Forma	Historical	Pro Forma 2005	2005	2004	2003
	(In millions, except operating statistics)
Statement of Income Data:
Net revenue	$1,422	$1,422	$7,139	$7,139	$6,549	$5,532
Total expenses	1,393	1,336	6,315	6,101	5,548	4,672

Income before income taxes and minority interest	$29	$86	$824	$1,038	$1,001	$860

Net income	$19	$54	$497	$627	$618	$569

Balance Sheet Data:
Secured assets(a)	$826	$826		$856	$497	$485
Total assets	5,774	5,709		5,439	5,015	4,769
Secured obligations	743	743		757	400	400
Unsecured obligations(b)	2,225	—		—	—	—
Invested equity(c)	1,545	3,622		3,567	3,552	2,973

Operating Statistics:
Real Estate Franchise Services(d)
Closed homesale sides(e)		334,897		1,848,000	1,814,165	1,686,434
Average homesale price(f)		$227,024		$224,486	$197,547	$175,347
Average homesale brokerage commission rate(g)		2.47%		2.51%	2.56%	2.62%
Net effective royalty rate(h)		4.78%		4.69%	4.69%	4.77%
Royalty per side(i)		$276		$271	$247	$228

Company Owned Real Estate Brokerage Services(j)
Closed homesale sides(e)		85,826		468,248	488,658	476,627
Average homesale price(f)		$490,947		$470,538	$407,757	$341,050
Average homesale brokerage commission rate(g)		2.47%		2.49%	2.53%	2.58%
Gross commission income per side(k)		$12,654		$12,100	$10,635	$9,036

Relocation Services
Initiations(l)		28,435		121,717	115,516	111,184
Referrals(m)		18,705		91,787	89,416	82,942

Title and Settlement Services
Purchase title and closing units(n)		35,781		148,316	144,699	143,827
Refinance title and closing units(o)		10,366		51,903	55,909	117,674
Average price per closing unit(p)		$1,382		$1,384	$1,262	$1,033

(a)	Represents the portion of relocation receivables and advances, relocation properties held for sale and other related assets that collateralize our secured obligations. Refer to Note 6 to the Interim Combined Condensed Financial Statements and Note 9 to the Annual Combined Financial Statements for further information.
(b)	Represents borrowings that are not secured by our assets and excludes capital lease obligations.
(c)	Represents Cendant’s net investment (capital contributions and earnings from operations less dividends) in Realogy and accumulated other comprehensive income.
(d)	Real Estate Franchise amounts include only those amounts related to our third-party franchisees and do not include amounts related to the Company Owned Real Estate Brokerage Services segment.
(e)	A closed homesale side represents either the “buy” side or the “sell” side of a homesale transaction.
(f)	Represents the average selling price of closed homesale transactions.
(g)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. Although our average homesale brokerage commission rate has moderated, the resultant impact has been offset by higher homesale prices and an increase in homesale volume.
(h)	Represents the average percentage of our franchisees’ commission revenues (excluding NRT) paid to our Real Estate Franchise Services segment as a royalty. Our net effective royalty rate continued to decline due to the fact that our larger franchisees earn greater volume incentives, which are provided in proportion to the gross commission income earned by the franchisee.
(i)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.
(j)	Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.
(k)	Represents gross commission income divided by closed homesale sides.
(l)	Represents the total number of transferees served by the relocation services business.
(m)	Represents the number of referrals from which we received revenue from real estate brokers.
(n)	Represents the number of title and closing units processed as a result of a home purchases.
(o)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.
(p)	Represents the average fee we earn on purchase title and refinancing title units.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the separation and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

Adverse developments in general business, economic and political conditions could have a material adverse effect on our financial condition and our results of operations.

Our business and operations are sensitive to general business and economic conditions in the United States and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy.

A host of factors beyond our control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on our financial condition and our results of operations.

Our business is significantly affected by the monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. The Federal Reserve Board’s policies affect the real estate market through its effect on interest rates as well as the pricing on our interest-earning assets and the cost of our interest-bearing liabilities. We are affected by the current rising interest rate environment. As mortgage rates rise, the number of homesale transactions may decrease as potential home sellers choose to stay with their lower cost mortgage rather than sell their home and pay a higher cost mortgage and potential home buyers choose to rent rather than pay higher mortgage rates. In addition, the growth in home prices may slow as the demand for homes decreases and homes become less affordable. Changes in these policies are beyond our control, are difficult to predict and could have a material adverse effect on our business, results of operations and financial condition.

A decline in the number of home sales and/or prices could adversely affect our revenues and profitability.

In recent years, based on information published by NAR, existing homesales volumes have risen to their highest levels in history. FNMA is forecasting, as of May 2006, 10% and NAR is forecasting, as of June 2006, 7% decreases, respectively, in the number of existing homesales during 2006 compared to 2005. Our recent indicators confirm this trend as evidenced by continuing homesale unit volume declines in our real estate franchise services and company owned brokerage services businesses during 2006 compared to 2005. For the three months ended March 31, 2006, our real estate franchise services and company owned brokerage services experienced closed homesale side decreases of 10% and 6%, respectively, compared to the three months ended March 31, 2005. We expect to see continued weakness in the number of closed homesale sides in 2006 due primarily to the disparity between home sellers’ expectations on price and home buyers’ access to greater inventory allowing them to be more patient. The residential real estate market tends to be cyclical and typically is affected by changes in general economic conditions which are beyond our control. Any of the following could have a material adverse effect on our business by causing a general decline in the number of homesales and/or prices which, in turn, could adversely affect our revenues and profitability:

•	periods of economic slowdown or recession;

•	rising interest rates and general availability of mortgage financing;

•	adverse changes in local or regional economic conditions;

•	a decrease in the affordability of homes;

•	local, state and federal government regulation;

•	shifts in populations away from the markets that we or our franchisees serve;

•	tax law changes, including potential limits or elimination of the deductibility of certain mortgage interest expense, the application of the alternative minimum tax, real property taxes and employee relocation expenses;

•	decreasing home ownership rates;

•	declining demand for real estate;

•	commission pressure from brokers who discount their commissions; and/or

•	acts of God, such as hurricanes, earthquakes and other natural disasters.

A sustained decline in existing homesales, any resulting sustained decline in home prices or a sustained or accelerated decline in commission rates charged by brokers, could adversely affect our results of operations by reducing the royalties we receive from our franchisees and company owned brokerages, reducing the commissions our company owned brokerage operations earn, reducing the demand for our title and settlement services, reducing the referral fees earned by our relocation services business and increasing the risk that our relocation services business will suffer losses in the sale of homes relating to its “at risk” homesale service contracts (i.e., where we purchase the transferring employee’s home and assume the risk of loss in the resale of such home). For example, in 2005, a 100 basis point (or 1%) decline in either homesale sides or the average selling price of closed homesale transactions would have decreased EBITDA $5 million for our franchise services business and $15 million for our company owned brokerage business.

Competition in the residential real estate and relocation business is intense and may adversely affect our financial performance.

Competition in the residential real estate services business is intense. As a real estate brokerage franchisor, our products are our brand names and the support services we provide to our franchisees. Competition among national brand franchisors in the real estate brokerage industry to grow their franchise systems is intense. Upon the expiration of a franchise agreement, a franchisee may choose to franchise with one of our competitors or operate as an independent broker. Competitors may offer franchisees whose franchise agreements are expiring similar products and services at rates that are lower than we charge. Our largest national competitors in this industry include Prudential, GMAC Real Estate and RE/MAX real estate brokerage brands. Some of these companies may have greater financial resources than we do, including greater marketing and technology budgets. Regional and local franchisors provide additional competitive pressure in certain areas. We believe that competition for the sale of franchises is based principally upon the perceived value and quality of the brand and services, the nature of those services offered to franchisees and the fees the franchisees must pay. To remain competitive in the sale of franchises and to retain our existing franchisees, we may have to reduce the fees we charge our franchisees to be competitive with those charged by competitors, which may accelerate if market conditions deteriorate. Our franchisees are generally in intense competition with franchisees of other systems and independent real estate brokers. Our revenue will vary directly with our franchisees’ revenue, but is not directly dependent upon our franchisees’ profitability. If competition results in lower average brokerage commission rates or lower sales volume by our franchisees, our revenues will be affected adversely.

Our company owned brokerage business, like that of our franchisees, is generally in intense competition with franchisees of other systems, independent real estate brokerages, including discount brokers, owner-operated chains and, in certain markets, our franchisees. We face competition from large regional brokerage firms as well as local brokerage firms, but such competition is limited to the markets in which such competitors operate. Competition is particularly severe in the densely populated metropolitan areas in which we compete. In addition, the real estate brokerage industry has minimal barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based brokerage or brokers who discount their commissions below the industry norms. Real estate brokers compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts and brokerage commission. As with our real estate franchise business, a decrease in the average brokerage commission rate may adversely affect our revenues. We also compete for the services of qualified licensed sales associates. Such competition could reduce the commission amounts retained by our company after giving effect to the split with sales associates and possibly increase the amounts that we spend on marketing.

In our relocation services business, we compete with global and regional outsourced relocation service providers, human resource outsourcing companies and international accounting firms. These human resource outsourcing companies may own or have relationships with other relocation companies. For example, Hewitt Associates, a large human resource outsourcing company, owns its own relocation company. Other human resource outsourcing companies may be seeking to acquire relocation companies or develop preferred relationships with one of our competitors. The larger outsourced relocation service providers that we compete with include Prudential Real Estate and Relocation Services, Inc., Sirva, Inc. and Weichert Relocation Resources, Inc.

The title and settlement services industry is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete directly with title insurers, title agents and other vendor management companies. While we are an agent for some of the large title insurers, we also compete with the owned agency operations of these insurers. Competition among underwriters of title insurance policies is much less fragmented, although also very intense. According to the American Land Title Association’s 2005 market share data, the top five title insurance companies accounted for a significant share of total industry net premiums collected in 2005, while more than 40 additional independent title insurance companies also provide a competitive presence.

Several of our businesses are highly regulated and any failure to comply with such regulations or any changes in such regulations could adversely affect our business.

Several of our businesses are highly regulated. The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (“FTC”).  The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While we believe that our franchising operations are in compliance with such existing regulations, we cannot predict the effect any existing or future legislation or regulation may have on our business operation or financial condition.

Our real estate brokerage business must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the jurisdictions in which we do business. These laws and regulations contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions, advertising and consumer disclosures. Under state law, our real estate brokers have the duty to supervise and are responsible for the conduct of their brokerage business.

Our company owned real estate brokerage business, our relocation business, our title and settlement service business and the businesses of our franchisees (excluding commercial brokerage transactions) must comply with the Real Estate Settlement Procedures Act (“RESPA”). RESPA and comparable state statutes, among other things, restrict payments which real estate brokers, agents and other settlement service providers may receive for the referral of business to other settlement service providers in connection with the closing of real estate transactions. Such laws may to some extent restrict preferred vendor arrangements involving our franchisees and our company owned brokerage business. Additionally, as noted above, our title and settlement services and relocation businesses must comply with RESPA and similar state insurance and other laws. RESPA and similar state laws require timely disclosure of certain relationships or financial interests that a broker has with providers of real estate settlement services.

There is a risk that we could be adversely affected by current laws, regulations or interpretations or that more restrictive laws, regulations or interpretations will be adopted in the future that could make compliance more difficult or expensive. There is also a risk that a change in current laws could adversely affect our business. In September 2005, the Justice Department filed a lawsuit against NAR, of which sales associates associated with our company owned brokerage companies and franchisees are members, asserting that certain adopted rules regarding the sharing of online property listings between real estate brokers in the marketplace are anticompetitive. The Justice Department contends that the rules discriminate against Internet-based brokers. If NAR is forced to change its rules regarding the sharing and display of online property listings, various changes in the marketplace could occur, including a loss of control over the distribution of our listings data, an increase in referral fees, and/or other changes.

In 2002, Senator Charles Grassley (R-Iowa) began an inquiry into government agency spending on employee relocation programs. His concerns were prompted by several high profile, high cost government employee relocations. The Senator’s focus has been on relocation data management, relocation oversight, policy design and cost containment by the U.S. General Services Administration and the U.S. Office of Management and Budget. As one of the seven larger relocation service providers to the U.S. government, Cartus, our relocation services subsidiary, has been active in providing Senator Grassley’s staff with information and data on government relocation spending and meeting with the Senator and his staff. Cartus has been actively represented on the Government-wide Relocation Advisory Board (the “Advisory Board”), which was established to provide constructive solutions to the U.S. General Services Administration. The Advisory Board recently issued its recommendations which are currently under consideration by the U.S. General Services Administration, the Office of Management and Budget and the U.S. Office of Personnel Management. Any possible financial impact on Cartus of Senator Grassley’s inquiry is not yet clear. Further, it is not clear whether some or all of the Advisory Board recommendations will be adopted, and what, if any, financial impact they will have on Cartus.

In addition, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could have a material adverse effect on our operations.

Our title and settlement services and relocation businesses are also subject to various federal, state and local governmental statutes and regulations, including RESPA. In particular, our title insurance business is subject to regulation by insurance and other regulatory authorities in each state in which we provide title insurance. State regulations may impede or impose burdensome conditions on our ability to take actions that we may want to take to enhance our operating results. In addition, RESPA and comparable state statutes restrict payments which title and settlement services companies and relocation services companies may receive in connection with their services. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.

We are also, to a lesser extent, subject to various other rules and regulations such as:

•	the Gramm-Leach-Bliley Act which governs the disclosure and safeguarding of consumer financial information;

•	various state and federal privacy laws;

•	the USA PATRIOT Act;

•	restrictions on transactions with persons on the Specialty Designated Nationals and Blocked Persons list promulgated by the Office of Foreign Assets Control of the Department of the Treasury;

•	federal and state “Do Not Call” and “Do Not Fax” laws;

•	“controlled business” statutes, which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate providers, on the other hand;

•	the Fair Housing Act; and

•	laws and regulations in jurisdictions outside the United States in which we do business.

Our failure to comply with any of the forgoing laws and regulations may subject us to fines, penalties, injunctions and/or potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business and may have a material adverse effect on our operations.

Seasonal fluctuations in the residential real estate brokerage and relocation businesses could adversely affect our business.

The residential real estate brokerage business is subject to seasonal fluctuations. Historically, real estate brokerage revenues and relocation revenues have been strongest in the second and third quarters of the calendar year. However, many of our expenses, such as rent and personnel, are fixed and cannot be reduced during a seasonal slowdown. As a result, we may be required to borrow cash in order to fund operations during seasonal slowdowns or at other times. Since the terms of our indebtedness may restrict our ability to incur additional debt, we cannot assure that we would be able to borrow such cash. Our inability to finance our funding needs during a seasonal slowdown or at other times could have a material adverse effect on us.

Our brokerage operations are concentrated in metropolitan areas which could subject us to local and regional economic conditions that could differ materially from prevailing conditions in other parts of the country.

Our subsidiary, NRT, owns real estate brokerage offices located in and around large metropolitan areas in the United States. Local and regional economic conditions in these locations could differ materially from prevailing conditions in other parts of the country. NRT has more offices and realizes more of its revenues in California, Florida and the New York metropolitan area than any other regions of the country. In 2005, NRT realized, on a combined basis, approximately 60% of its revenues from California (27%), Florida (12%) and the New York metropolitan area (22%). A downturn in residential real estate demand or economic conditions in these regions could result in a decline in NRT’s total gross commission income and have a material adverse effect on us. In addition, given the significant geographic overlap of our title and settlement services business with our company owned brokerage offices, such regional declines affecting our company owned brokerage operations could have an adverse effect on our title and settlement services business as well.

During 2005, 2004 and 2003, we generated 27%, 27% and 26%, respectively, of our revenues from transactions in the state of California, substantially all of which was generated from our company owned brokerage operations. A downturn in residential real estate demand or economic conditions in California could result in a decline in our overall revenues and have a material adverse effect on us.

We may not have the ability to complete future acquisitions.

We have pursued an active acquisition strategy as a means of strengthening our businesses and have sought to integrate acquisitions into our operations to achieve economies of scale. Our company owned brokerage business has completed more than 300 acquisitions since its formation in 1997 and, in 2004, we acquired the Sotheby’s International Realty residential brokerage business and entered into an exclusive license agreement for the rights to the Sotheby’s International Realty trademarks with which we are in the process of building the Sotheby’s International Realty franchise system. In January 2006, we acquired our title insurance underwriter and certain title agencies. As a result of these and other acquisitions, we have derived a substantial portion of our growth in revenues and net income from acquired businesses. The success of our future acquisition strategy will continue to depend upon our ability to find suitable acquisition candidates on favorable terms and to finance and complete these transactions. Our inability to complete acquisitions could have a material adverse effect on our growth strategy.

We may not realize anticipated benefits from future acquisitions.

Upon completion of an acquisition, we encounter risks related to the possible inability to integrate the acquired business into our operations, the possible defection of a significant number of employees and sales associates, the increased amortization of intangibles, the diversion of management’s attention and unanticipated problems or liabilities. These risks may adversely affect our ability to realize anticipated cost savings and revenue growth from our acquisitions.

Our franchisees and sales associates could take actions that could harm our business.

Our franchisees are independent business operators and the sales associates that work with our company owned brokerage operations are independent contractors, and, as such, neither are our employees, and we do not exercise control over their day-to-day operations. Our franchisees may not successfully operate a real estate brokerage business in a manner consistent with our standards, or may not hire and train qualified sales associates and other employees. If our franchisees and sales associates were to provide diminished quality of service to customers, our image and reputation may suffer materially and affect our results of operations.

Additionally, franchisees and sales associates may engage or be accused of engaging in unlawful or tortious acts such as, for example, violating the anti-discrimination requirements of the Fair Housing Act. Such acts or the accusation of such acts could harm our and our brands’ image, reputation and goodwill.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention of our management and our franchisees will be diverted, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our relocation business is subject to risks related to acquiring, carrying and reselling real estate.

In a limited number of transactions (approximately 15% of our relocation business homesale transactions), our relocation business enters into “at-risk” homesale transactions whereby we acquire the home being sold by relocating employees and bear the risk of all expenses associated with acquiring, carrying and selling the home, including potential loss on sale. In approximately 60% of these “at-risk” homesale transactions, the ultimate third party buyer is under contract at the time we become the owner of the home. For the remaining 40% of these “at-risk” homesale transactions, adverse economic conditions could reduce the value of such homes, which would potentially increase the losses that we may incur on reselling the homes. In addition, if homes are held for a longer period of time prior to their sale, our carrying costs would increase.

Clients of our relocation business may terminate their contracts at any time.

Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will only be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred up to the time of termination. If a significant number of our relocation clients terminate their contracts with us, our results of operations may be materially adversely affected.

We may experience significant claims relating to our operations and losses resulting from fraud, defalcation or misconduct.

We issue title insurance policies which provide coverage for real property mortgage lenders and buyers of real property. When acting as a title agent issuing a policy on behalf of an underwriter, our insurance risk is limited to the first $5,000 of claims on any one policy. Our recently acquired title underwriter underwrites title insurance policies on properties up to $1.5 million. For properties valued in excess of this amount, we obtain a reinsurance policy from a national underwriter. We may also be subject to legal claims arising from the handling of escrow transactions and closings. We carry errors and omissions insurance coverage for errors made during the real estate settlement process of up to $50 million per occurrence, $50 million in the aggregate, subject to a deductible of $2.5 million per occurrence. The occurrence of a significant title or escrow claim in any given period could have a material adverse effect on our financial condition and results of operations during the period.

Fraud, defalcation and misconduct by employees are also risks inherent in our business. At any point in time, we are the custodians of approximately $500 million of cash deposited by customers with specific instructions as to its disbursement from escrow, trust and account servicing files. We carry insurance covering the loss or theft of funds of up to $50 million annually in the aggregate, subject to a deductible of $2.5 million per occurrence. To the extent that any loss or theft of funds substantially exceeds our insurance coverage, our business could be materially adversely affected.

We would be subject to severe losses if banks do not honor our escrow deposits.

Our company owned brokerage business and our title and settlement services business act as escrow agents for numerous customers. As an escrow agent, we receive money from customers to hold until certain conditions are satisfied. Upon the satisfaction of those conditions, we release the money to the appropriate party. We deposit this money with various banks including Comerica Bank National Association, Wells Fargo Bank, National Association and SunTrust Bank National Association, which hold a significant amount of such deposits in excess of the federal deposit insurance limit. If Comerica, SunTrust or any of our other depository banks were to become unable to honor our deposits, we could be responsible for these deposits, which could equal up to $535 million.

Title insurance regulations limit the ability of our insurance underwriters to pay cash dividends to us.

Our title insurance underwriters are subject to regulations that limit their ability to pay dividends or make loans or advances to us, principally to protect policy holders. Generally, these regulations limit the total amount of dividends and distributions to a certain percentage of the insurance subsidiary’s surplus, or 100% of statutory net income for the previous calendar year. These restrictions could limit our ability to pay dividends to our stockholders, repay our indebtedness, make acquisitions or otherwise grow our business.

We may be unable to continue to securitize certain of our relocation assets which may adversely impact our liquidity.

At March 31, 2006, approximately $743 million of debt was outstanding through various bankruptcy remote special purpose entities (“SPEs”) monetizing certain assets of our relocation services business. Through these SPEs, we securitize relocation receivables and advances, relocation properties held for sale and other related assets and the proceeds from the securitization of such assets are used to fund our current working capital needs. Our ability to securitize these assets or receivables depends upon the amount of such receivables and other assets that we hold, the performances of these assets, the market for similar securitized assets, the interest of securities dealers in making a market in the securitized assets and other factors. If we are unable to continue to securitize these assets, we may be required to find additional sources of liquidity which may be on less favorable terms.

The credit facilities governing our relocation securitization programs contain financial covenants that could limit or restrict our ability to draw under these facilities. These covenants include maintenance of at least $750 million in EBITDA (as defined in the credit facilities) on a rolling twelve-month basis. In addition, the lenders may terminate or limit our continued ability to draw on the funding sources based upon the performance of the assets that support the outstanding notes under those facilities. This could include an increase in the client default ratio, deterioration in client service levels that reduce the fair value of the secured receivables, losses on outstanding contracts or an increase in the average length of time we hold homes purchased in the course of our relocation business, in each case above certain agreed-upon levels. Certain of the facilities also contain provisions to limit the level of receivable concentrations among our clients that can be advanced against in the structures. Should we exceed a concentration limit, we must retire the portion of the draw under the facility that relates to the exceeded limit.

Draws under the facilities are subject to our ability to arrange for the underlying liquidity facilities to be renewed or replaced; 364-day facilities in the case of Cendant Mobility Client-Backed Relocation Receivables Funding LLC and Kenosia Funding LLC and a three-year facility in the case of UK Relocation Receivables Funding Limited. Additionally, we must satisfy certain criteria relating to the servicing of the receivables.

Changes in the securitization markets may also affect our ability to continue to securitize our relocation assets. For example, it is possible that there could be a disruption in the asset-backed commercial paper markets. In this event and if new asset-backed commercial paper could not be issued and sold to investors through typical means, the commercial paper conduits would draw on the backup liquidity facilities to fund new commercial paper issuances and existing commercial paper maturities in order to maintain funding levels. In such event, borrowing costs would increase marginally to reflect this alternate funding source.

We are dependent on our senior management and a loss of any of our senior managers may adversely affect our business and results of operations.

We believe that our future growth depends, in part, on the continued services of our senior management team. Losing the services of any members of our senior management team could adversely affect our strategic and customer relationships and impede our ability to execute our growth strategies.

Our debt rating may suffer a downgrade, which may restrict our access to capital markets.

After giving effect to our separation, our syndicated bank credit facilities have been rated BBB and Baa2 by Standard & Poor’s and Moody’s, respectively. As a result of national and/or global economic and political events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the companies in the real estate industry, including our company, and a downgrade below investment grade could increase our borrowing costs and therefore could adversely affect our financial results. In addition, it is possible that rating agencies may downgrade our rating and our outlook for the company based on our results of operations and financial condition. Pricing of any amounts drawn under our syndicated bank credit facilities, for example, includes a spread to LIBOR that increases as our ratings from Standard & Poor’s and Moody’s decrease. A downgrade in our credit rating below investment grade could also result in an increase in the amount of collateral required by our letters of credit. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The cost of compliance or failure to comply with the Sarbanes-Oxley Act of 2002 may adversely affect our business.

As a new reporting company under the Exchange Act, we will be subject to certain provisions of the Sarbanes-Oxley Act of 2002, which may result in higher compliance costs and may adversely affect our financial results and our ability to attract and retain qualified members of our Board of Directors or qualified executive officers. The Sarbanes-Oxley Act affects corporate governance, securities disclosure, compliance practices, internal audits, disclosure controls and procedures, and financial reporting and accounting systems. Section 404 of the Sarbanes-Oxley Act, for example, requires companies subject to the reporting requirements of the United States securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal controls over financial reporting. We will be required to provide our Section 404 evaluation beginning with our annual report on Form 10-K for the year ended December 31, 2007. The failure to comply with Section 404, when we are required to comply, may result in investors losing confidence in the reliability of our financial statements (which may result in a decrease in the trading price of our common stock), prevent us from providing the required financial information in a timely manner (which could materially and adversely impact our business, our financial condition and the trading price of our common stock), prevent us from otherwise complying with the standards applicable to us as a public company and subject us to adverse regulatory consequences.

Our international operations are subject to risks not generally experienced by our United States operations.

Our relocation services business operates worldwide, and to a lesser extent, our real estate franchise services and company owned real estate brokerage businesses have international operations. Our international operations are subject to risks not generally experienced by our United States operations, and if such risks materialize our profitability may be adversely affected. The risks involved in our international operations that could result in losses against which we are not insured and therefore affect our profitability include:

•	exposure to local economic conditions;

•	potential adverse changes in the diplomatic relations of foreign countries with the United States;

•	hostility from local populations;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	foreign exchange restrictions;

•	fluctuations in foreign currency exchange rates;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes in foreign taxation structures.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, employment law or other harm resulting from negligence or fraud by individuals or entities outside of our control, including franchisees, and independent contractors, such as sales associates. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third party patents or other third party intellectual property rights. We are generally not liable for the actions of our franchisees; however, there is no assurance that we would be insulated from liability in all cases.

We are reliant upon information technology to operate our business and maintain our competitiveness, and any disruption or reduction in our information technology capabilities could harm our business.

Our business depends upon the use of sophisticated information technologies and systems, including technology and systems utilized for communications, procurement, call center operations and administrative systems. The operation of these technologies and systems is dependent upon third party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third party vendors on commercially reasonable terms. We also cannot assure you that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. There can be no assurances that we will be able to obtain new technologies and systems, or replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, there can be no assurances that we will achieve the benefits anticipated or required from any new technology or system, or that we will be able to devote financial resources to new technologies and systems in the future.

In addition, our information technologies and systems are vulnerable to damage or interruption from various causes, including (i) natural disasters, war and acts of terrorism, (ii) power losses, computer systems failure, Internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (iii) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. We maintain certain disaster recovery capabilities for critical functions in most of our businesses, including certain disaster recovery services from International Business Machines Corporation. However, there can be no assurances that these capabilities will successfully prevent a disruption to or material adverse effect on our businesses or operations in the event of a disaster or other business interruption. Any extended interruption in our technologies or systems could significantly curtail our ability to conduct our business and generate revenue. Additionally, our business interruption insurance may be insufficient to compensate us for losses that may occur.

The weakening or unavailability of our intellectual property rights could adversely impact our business.

Our trademarks, trade dress and other intellectual property rights are fundamental to our brands and our franchising business. We generate, maintain, utilize and enforce a substantial portfolio of trademarks, trade dress and other intellectual property rights. We use our intellectual property rights to protect the goodwill of our brand names, to promote our brand name recognition, to protect our proprietary technology and development activities, to enhance our competitiveness and to otherwise support our business goals and objectives. However, there can be no assurances that the steps we take to obtain, maintain and protect our intellectual property rights will be adequate. Our intellectual property rights, including our trademarks, may fail to provide us with significant competitive advantages, particularly in foreign jurisdictions that do not have or do not enforce strong intellectual property rights. In addition, our license agreement with Sotheby’s Holdings, Inc. for the use of the Sotheby’s International Realty brand is terminable by Sotheby’s Holdings, Inc. prior to the end of the license term if certain conditions occur.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Cendant.

As a stand alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, by separating from Cendant there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Cendant. As part of Cendant we were able to enjoy certain benefits from Cendant’s operating diversity, purchasing and borrowing leverage, available capital for investments and opportunities to pursue integrated strategies with Cendant’s other businesses. As such, we may not be able to achieve some or all of the benefits that we expect to achieve as a stand alone, independent real estate company.

We have no operating history as a separate public company and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to our separation, our business was operated by Cendant as part of its broader corporate organization, rather than as an independent company. Cendant or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Cendant for these and similar functions. These allocations are less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of Cendant. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain commercial and other relationships among us, Cendant and the other separated companies after the separation, those temporary arrangements may not capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Cendant. The loss of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Cendant. Following the completion of the separation, Cendant will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Cendant, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Subsequent to the completion of our separation, the cost of capital for our business may be higher than Cendant’s cost of capital prior to our separation because Cendant’s credit ratings are higher than what ours are contemplated to be following the separation.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Cendant.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, Cendant and the other separated companies will be contractually obligated to provide to us only those services specified in the Transition Services Agreement and the other agreements we enter into with Cendant and the other separated companies in preparation for the separation. The Transition Services Agreement expiration date varies by service provided and is generally less than one year from the date of our separation, with the exception of other services such as certain information technology services and telecommunications services which will transition over periods of up to two and three years, respectively. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Cendant previously provided to us that are not specified in the Transition Services Agreement or the other agreements. Also, upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances, we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if Cendant or the other separated companies do not continue to perform effectively the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. Furthermore, after the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Cendant and the other separated companies.

The agreements related to our separation from Cendant and the other separated companies, including the Separation and Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement and the other agreements, were negotiated in the context of our separation from Cendant while we were still part of Cendant and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Cendant, the other separated companies and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions.”

We will be responsible for certain of Cendant’s contingent and other corporate liabilities.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Wyndham Worldwide and Travelport will each assume and be responsible for 50%, 30% and 20%, respectively, of certain of Cendant’s contingent and other corporate liabilities including those relating to unresolved tax and legal matters and associated costs and expenses. However, in the event of a sale of Travelport by Cendant, we and Wyndham Worldwide will each assume and be responsible for 62.5% and 37.5%, respectively, of these contingent and other liabilities, and Travelport will have no responsibility. More specifically, we generally will assume and be responsible for the payment of 50%, or 62.5% in the event of a sale of Travelport, of (i) all taxes imposed on Cendant and certain other subsidiaries and (ii) certain contingent and other corporate liabilities of Cendant and/or its subsidiaries to the extent incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the later to occur of the separation of Wyndham Worldwide or Travelport from Cendant. These contingent and other corporate liabilities include liabilities relating to (i) Cendant’s terminated or divested businesses, including among others, Cendant’s former PHH and Marketing Services (Affinion) businesses, (ii) in the event of a sale of Travelport, liabilities relating to the Travelport sale, if any, (iii) the Securities Action, the PRIDES Action and the ABI Actions (for a further description of these litigation matters, see “Business—Legal Proceedings—Legal—Cendant Corporate Litigation”) and (iv) generally any actions with respect to the separation plan or the distributions brought by any third party. However, in almost all cases, contingent and other corporate liabilities do not include liabilities that are specifically related to one of the four separated companies which will be allocated 100% to the relevant company, including any liabilities related to a separated company’s Form 10 filing or similar disclosure documents distributed or filed in connection with the separation plan. Assuming our separation from Cendant occurred on March 31, 2006, we would have recorded liabilities of $648 million relating to our assumption of 50% (or $810 million in the event of a sale of Travelport, relating to our assumption of 62.5%) of such contingent and other corporate liabilities which is reflected on our pro forma balance sheet.

If any party responsible for such liabilities were to default in its payment, when due, of any such assumed obligations related to any such contingent and other corporate liability, each non-defaulting party (including Cendant) would be required to pay an equal portion of the amounts in default. Accordingly, we may, under certain circumstances, be obligated to pay amounts in excess of the 50%, or 62.5% in the event of a sale of Travelport, of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

Many lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with the accounting irregularities. We do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. Although we will share any costs and expenses arising out of this litigation with Wyndham Worldwide and Travelport, an adverse outcome from such unresolved proceedings or liabilities or other proceedings for which we have assumed partial liability under the Separation and Distribution Agreement could be material with respect to our earnings in any given reporting period.

For a more detailed description of the Separation and Distribution Agreement and treatment of certain historical Cendant contingent and other corporate liabilities, see “Certain Relationships and Related Party Transactions—The Separation and Distribution Agreement.”

As part of the separation from Cendant, we will incur substantial debt with external lenders, which could subject us to various restrictions and decrease our profitability.

In connection with the separation, we expect to incur approximately $2,225 million of debt, through a $600 million term loan facility, a $1,050 million revolving credit facility of which we intend to draw $300 million on or prior to the distribution date, and a $1,325 million interim loan facility, all of the proceeds of which will be transferred to Cendant to be used solely by Cendant to repay its debt. In addition, the Separation and Distribution Agreement provides for a post-separation adjustment, in the event that (i) the aggregate amount of cash provided to Cendant by us, Wyndham Worldwide and Travelport from the proceeds of each company’s respective borrowings, together with Cendant’s available cash, is greater or less than (ii) the amount necessary for Cendant to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to the Vehicle Rental business, but including costs and expenses related to the plan of separation incurred through that date and estimated to be incurred prior to the completion of the plan of separation). In the event that such amounts are less or more than the amount necessary to enable Cendant to repay its outstanding corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation then:

(i)	to the extent of an insufficiency which is less than or equal to $100 million, at or prior to its separation Wyndham Worldwide will be required to incur additional indebtedness equal to such insufficiency and transfer such additional amounts to Cendant,

(ii)	to the extent of any such insufficiency in excess of $100 million (with the first $100 million being treated as described in clause (i) above), Wyndham Worldwide will be required to incur additional indebtedness in an amount equal to 37.5% of such insufficiency above $100 million and transfer such additional amounts to Cendant and we will be required to make a payment to Cendant, or, if our separation occurs at the same time as Wyndham Worldwide’s, we will be required to incur additional indebtedness for transfer to Cendant, in an amount equal to 62.5% of such insufficiency above $100 million,

(iii)	to the extent of any excess which is less than or equal to $100 million, the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by the amount of such excess, and

(iv)	to the extent of any such excess in excess of $100 million (with the first $100 million being treated as described in clause (iii) above), the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by an amount equal to 37.5% of such excess above $100 million and Cendant will be required to make a payment to us in an amount equal to 62.5% of such excess above $100 million, or if our separation occurs at the same time as Wyndham Worldwide’s separation, the amount of indebtedness we are required to incur for transfer to Cendant will be reduced by an amount equal to 62.5% of such excess above $100 million.

Although Cendant is currently negotiating to sell Travelport, and upon such sale, which may not occur until after our separation, we expect to receive proceeds which we will use to reduce and/or repay certain of our outstanding indebtedness, we cannot assure you that a sale of Travelport will be consummated or as to the timing or the amount or form of consideration that we may receive. In addition, following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase of shares of our common stock. After completion of the separation and distribution, we intend to replace the interim loan facility with permanent financing, primarily through the issuance of unsecured debt securities, or partially or wholly repay the facility with proceeds we receive from the sale of Travelport, if any. We cannot assure you that we will be able to refinance the interim loan facility on terms that are reasonable to us. These financing arrangements contain customary restrictions, covenants and events of default. The terms of these financing arrangements and any future indebtedness may impose various restrictions and covenants on us (such as tangible net worth requirements) that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. In addition, our financing costs may be higher than they were as part of Cendant. For a more detailed discussion of these borrowings and our liquidity following the separation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financial Obligations—Pro Forma Indebtedness post-Separation.”

We cannot give you any assurance as to when or if a sale of Travelport will occur or the extent to which we will receive any cash proceeds from such sale to reduce our indebtedness.

In the event of a sale of Travelport, we would have the right under the Separation and Distribution Agreement to receive a portion of the cash proceeds (after giving effect to certain tax liabilities and other expenses incurred by Cendant in connection with the sale and the repayment of any Travelport indebtedness or Cendant corporate debt, as the case may be) and we would have the obligation to use such cash proceeds to reduce our indebtedness. We cannot give you any assurance as to when or if an agreement with respect to a sale of Travelport will be entered into, or if entered into, when or if the sale of Travelport will be completed. If an agreement is not entered into by September 30, 2006, or in the event an agreement is entered into but the sale is not completed by December 31, 2006, all of the shares of common stock of Travelport will be distributed Cendant’s stockholders rather than sold. In such an event, our expected indebtedness would not be reduced below $2,225 million. Moreover, if the sale of Travelport is consummated, there can be no assurance as to the amount or form of consideration received in the sale and other terms that will apply to such a sale, and our indebtedness may not be reduced to the extent that we estimate. The amount of our indebtedness that would be reduced is dependent upon the amount of cash sale proceeds received by Cendant in a sale of Travelport and the tax liabilities, expenses and Travelport debt repayments that may arise in connection with such a sale, the amounts of which are presently uncertain. In addition, in the event that the consideration received in such a sale includes non-cash proceeds, we would only be entitled to receive 62.5% of such non-cash proceeds, which would not result in an immediate reduction of our indebtedness. If a sale of Travelport were to occur, our right to receive a portion of the proceeds is a contractual right under the Separation and Distribution Agreement and we may be required to take action to enforce our rights under the Separation and Distribution Agreement to receive all of the proceeds that we believe we are entitled to receive.

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of Cendant or any of the other separated companies may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with Cendant, substantially all of our executive officers, including our Chairman and Chief Executive Officer, our Vice Chairman and President and our Chief Financial Officer, and some of our non-employee director nominees, own shares of Cendant common stock, options to purchase shares of Cendant common stock or other equity awards. Following Cendant’s distribution of the other companies to its stockholders, these officers and non-employee directors will own shares of common stock, options to purchase shares of common stock, and other equity awards in these companies. The individual holdings of common stock, options to purchase common stock of Cendant, Wyndham Worldwide and Travelport, or other equity awards, may be significant for some of these persons compared to these persons’ total assets. Even though our Board of Directors will consist of a majority of directors who are independent from Cendant, Wyndham Worldwide and Travelport, and our executive officers who are currently employees of Cendant will cease to be employees of Cendant upon the separation, other than our Chief Executive Officer, ownership by our directors and officers, after our separation, of common stock or options to purchase common stock of Cendant, Wyndham Worldwide and Travelport, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Cendant Wyndham Worldwide or Travelport than the decisions have for us.

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their positions in Cendant and the other separated companies.

After the separation, Mr. Silverman, Cendant’s Chairman of the Board and Chief Executive Officer, will serve as our Chairman of the Board and Chief Executive Officer. Mr. Silverman will continue to serve as Cendant’s Chairman and Chief Executive Officer until the time of the final distribution. Upon completion of the final distribution Mr. Silverman will resign from Cendant’s Board and from his position as Cendant’s Chief Executive Officer. In addition, four of our independent director nominees, Messrs. Nederlander, Pittman and Robert F. Smith and Ms. Mills will continue as directors of Cendant until the time of the final distribution. Upon completion of the final distribution, these four directors will resign from Cendant’s Board. However, Mr. Edelman is expected to continue to serve as a director of Cendant (to be renamed Avis Budget Group, Inc.). These common directors could create, or appear to create, potential conflicts of interest when our and/or Cendant’s management and directors face decisions that could have different implications for us or Cendant. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Cendant regarding the terms of the agreements governing the separation and the relationship thereafter between us and Cendant. Potential conflicts of interest could also arise if we and/or Cendant, enter into any commercial arrangements with each other in the future. In addition, conflicts of interest may arise with regard to the allocation of Mr. Silverman’s, Mr. Edelman’s and the other directors’ time between us and Cendant.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then our stockholders and/or we and Cendant might be required to pay U.S. federal income taxes.

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel, substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion of Skadden Arps will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Cendant make to Skadden Arps. In rendering its opinion, Skadden Arps also will rely on certain covenants that we and Cendant enter into, including the adherence by Cendant and us to certain restrictions on our future actions. If any of the representations or statements that we or Cendant make are, or become, inaccurate or incomplete, or if we or Cendant breach any of our covenants, the distribution and such related transactions, might not qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. You should note that Cendant does not intend to seek a ruling from the Internal Revenue Service, or IRS, as to the U.S. federal income tax treatment of the distribution and such related transactions. The opinion of Skadden Arps is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and such related transactions, as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code or that any such challenge ultimately will not prevail.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then Cendant would recognize gain in an amount equal to the excess of (i) the fair market value of the Realogy common stock distributed to the Cendant stockholders over (ii) Cendant’s tax basis in such common stock. Under the terms of the Tax Sharing Agreement, in the event the distribution were to fail to qualify as a reorganization and (i) such failure was not the result of actions taken after the distribution by Cendant, us or any of the other separated companies, we, Wyndham Worldwide and Travelport would be responsible for 50%, 30% and 20% (or 62.5%, 37.5% and 0% in the event of a sale of Travelport), respectively, of any taxes imposed on Cendant as a result thereof and (ii) such failure was the result of actions taken after the distribution by one of the separated companies, the party responsible for such failure would be responsible for all taxes imposed on Cendant as a result thereof. In addition, each Cendant stockholder who received Realogy common stock in the distribution generally would be treated as having received a taxable distribution in an amount equal to the fair market value of the Realogy common stock received (including any fractional share sold on behalf of the stockholder), which would be taxable as a dividend to the extent of the stockholder’s ratable share of Cendant’s current and accumulated earnings and profits (as increased to reflect any current income including any gain recognized by Cendant on the taxable distribution). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the Cendant stockholder’s tax basis in its Cendant stock, with any remaining amount being taxed as capital gain.

Realogy and Cendant might not be able to engage in desirable strategic transactions and equity issuances following the distribution.

Realogy’s and Cendant’s ability to engage in significant stock transactions could be limited or restricted after the distribution in order to preserve the tax-free nature of the distribution to Cendant. Even if the distribution, together with certain related transactions, otherwise qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, it would be taxable to Cendant (but not to Cendant stockholders) under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired directly or indirectly stock representing a 50% or greater interest, by vote or value, in the stock of either Cendant or Realogy. Current U.S. federal income tax law creates a presumption that the distribution would be taxable to Cendant, but not to its stockholders, if either Realogy or Cendant were to engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in Realogy’s or Cendant’s stock ownership during the four-year period that begins two years before the date of the distribution, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan. These rules may prevent Realogy and Cendant from entering into transactions which might be advantageous to their respective stockholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. Thus, even if the distribution, together with certain related transactions, were to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, if acquisitions of Cendant stock or Realogy stock after the distribution were to cause Section 355(e) of the Code to apply, Cendant would recognize taxable gain as described above, but the distribution would be tax free to each Cendant stockholder (except for cash received in lieu of a fractional share of Realogy common stock).

Under the Tax Sharing Agreement, there are restrictions on Realogy’s ability to take actions that could cause the distribution to fail to qualify as a tax-free transaction, including, in certain cases, redeeming equity securities, selling or otherwise disposing of a substantial portion of its assets or acquiring businesses or assets with equity securities, in each case, for a period of 24 months from the day after the distribution. Moreover, the Tax Sharing Agreement generally provides that Realogy will be responsible for any taxes imposed on Cendant or Realogy as a result of the failure of the distribution, together with certain related transactions, to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code if such failure is attributable to certain post-distribution actions taken by or in respect of Realogy (including its subsidiaries) or its stockholders, such as the acquisition of Realogy by a third party at a time and in a manner that would cause such failure. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreement with Cendant, Wyndham Worldwide and Travelport—Tax Sharing Agreement.”

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Cendant stockholders, especially stockholders who hold Cendant stock based on Cendant’s inclusion in the S&P 500 Index, as our common stock may not be included in the S&P 500 Index, and as a result, Cendant stockholders may sell our shares after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Investors may be unable to accurately value our common stock.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public real estate company exists that is directly comparable to our size, scale and product offerings. As such, investors may find it difficult to accurately value our common stock, which may cause our common stock price to trade below our true value.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of our common stock that Cendant distributes to its stockholders generally may be sold immediately in the public market. Following the distribution, we believe (based on information as of January 26, 2006) that Barclays Global Investors, N.A. will beneficially own 8.88% of our common stock (see “Security Ownership of Certain Beneficial Owners and Management”). Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the separation, it is possible that some Cendant stockholders, including possibly some of our large stockholders, will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of Cendant common stock. To the extent our common stock is not included in these indices after the distribution, certain of these index funds will likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Realogy may be diluted in the future.

Your percentage ownership in Realogy may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. Prior to the separation and record date for the distribution, we expect Cendant will approve the Realogy Corporation 2006 Equity and Incentive Plan (the “2006 Equity and Incentive Plan”), which will provide for the grant of equity based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants. No more than 42 million shares of our common stock will be available for grants pursuant to the 2006 Equity and Incentive Plan, which include (i) approximately 7 million shares which may be used for purposes of (A) granting future awards relating to our common stock and (B) satisfying our obligations under our Non-Employee Directors Deferred Compensation Plan, Savings Restoration Plan and Officer Deferred Compensation Plan and (ii) approximately 35 million shares necessary to implement the issuance of equity awards relating to our common stock granted pursuant to equitable adjustments of Cendant equity awards (the “Equitable Adjustment Awards”). The shares expected to be issued under (ii) above in connection with the Equitable Adjustment Awards have been reflected as diluted outstanding shares in our Unaudited Pro Forma Combined Financial Statements to the extent described in footnote (e) thereto. The Equitable Adjustment Awards will become vested on the earlier of (i) the date on which such units would have vested in accordance with the terms of the existing vesting schedule or (ii) the 30th day following the completion of the second of the series of distributions pursuant to Cendant’s separation plan.

For a more detailed description of the 2006 Equity and Incentive Plan and the Equitable Adjustment Awards, see “Management—Employee Benefit Plans.”

The Executive Committee of our Board of Directors will not consist of a majority of independent directors.

We have established an Executive Committee of the Board that consists of our Chairman and Chief Executive Officer, Vice-Chairman and President and one other non-independent member of our Board. Under our by-laws, the Executive Committee shall have and may exercise all of the powers of the Board of Directors when the Board is not in session, including the power to authorize the issuance of stock, except that the Executive Committee shall have no power to (1) alter, amend or repeal the by-laws or any resolution or resolutions of the Board of Directors; (2) declare any dividend or make any other distribution to our stockholders; (3) appoint any member of the Executive Committee; or (4) take any other action which legally may be taken only by the Board. Accordingly, even though the Board has determined that a majority of its eight members are independent, significant actions by the Board may be effected by a committee, a majority of whom are also our executive officers and none of whom are independent.

Our stockholder rights plan and provisions in our certificate of incorporation and by-laws, and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	a Board of Directors that is divided into three classes with staggered terms;

•	elimination of the right of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our Board to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law.”

We expect our Board to adopt a stockholder rights plan prior to the distribution which provides, among other things, that when specified events occur, our stockholders will be entitled to purchase from us a newly created series of junior preferred stock. The preferred stock purchase rights are triggered by the earlier to occur of (i) ten business days (or a later date determined by our Board of Directors before the rights are separated from our common stock) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of our outstanding common stock or (ii) ten business days (or a later date determined by our Board before the rights are separated from our common stock) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person. The issuance of preferred stock pursuant to the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. For a more detailed description of our rights plan, please see “Description of Capital Stock—Rights Plan.”

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders.

We cannot assure you that we will pay any dividends.

There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs funding of capital expenditures, or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in Realogy. This appreciation may not occur.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expression or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•	a decline in the number of home sales and/or prices;

•	competition in our existing and future lines of business and the financial resources of competitors;

•	our failure to comply with regulations and any changes in regulations;

•	seasonal fluctuation in the residential real estate brokerage business;

•	local and regional conditions in the areas where our franchisees and brokerage operations are located;

•	our failure to complete future acquisitions or to realize anticipated benefits from completed acquisitions;

•	actions by our franchisees that could harm our business;

•	our inability to access capital and/or asset-backed markets on a favorable basis;

•	the loss of any of our senior management;

•	risks inherent in operating in foreign countries, including exposure to local economic conditions, government regulation, currency restrictions and other restraints, changes in tax laws, expropriation, political instability and diminished ability to legally enforce our contractual rights;

•	our failure to provide fully integrated disaster recovery technology solutions in the event of a disaster or other business interruption;

•	the final resolutions or outcomes with respect to Cendant’s contingent and other corporate liabilities and any related actions for indemnification made pursuant to the Separation and Distribution Agreement;

•	a failure by Cendant to sell Travelport or to receive sufficient cash proceeds from any such sale so that we can reduce/repay our outstanding indebtedness;

•	our inability to operate effectively as a stand-alone, publicly traded company; and

•	the costs associated with becoming compliant with the Sarbanes-Oxley Act of 2002 and the consequences of failing to implement effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 by the date that we must comply with that section of the Sarbanes-Oxley Act.

Other factors not identified above, including the risk factors described in the “Risk Factors” section of this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

THE SEPARATION

General

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Real Estate Services, Travel Distribution Services, Hospitality Services (including Timeshare Resorts) and Vehicle Rental businesses. The separation will occur through distributions to Cendant stockholders of all of the shares of common stock of three subsidiaries of Cendant that hold or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the businesses other than the Vehicle Rental business which will remain after the distributions. Following each distribution, Cendant stockholders will own 100% of the common stock of the subsidiary being distributed. The distribution to Cendant stockholders of all of the shares of common stock of Realogy Corporation, a wholly owned subsidiary of Cendant that holds or will hold the assets and liabilities associated with Cendant’s Real Estate Services businesses, is expected to be the first in the series of distributions to effectuate the plan to separate Cendant into four companies. The second distribution is expected to be of Wyndham Worldwide Corporation, the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Hospitality (including Timeshare Resorts) businesses and the third and final distribution is expected to be of Travelport Inc., the Cendant subsidiary that holds or will hold the assets and liabilities associated with Cendant’s Travel Distribution Services businesses. As explained more fully below, on April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport to Cendant stockholders, Cendant is also exploring the sale of Travelport. On May 30, 2006, Cendant announced progress in its alternative plan to sell Travelport, making a sale of Travelport more likely than a distribution of common stock of Travelport to Cendant stockholders. On June 8, 2006, Cendant announced that it was exploring simultaneous distributions of Realogy and Wyndham Worldwide common stock. Following completion of the separation plan, it is expected that Cendant will change its name to Avis Budget Group, Inc.

After preliminarily approving the separation plan, the Cendant Board established a separation committee of its Board to meet regularly to assist with and oversee the separation process. The members of the separation committee are Robert W. Pittman, Martin L. Edelman and Sheli Z. Rosenberg.

Since October 23, 2005, the Cendant Board and the separation committee met numerous times with and without members of Cendant’s senior management team to discuss the separation. In these meetings, the Cendant Board and the separation committee considered, among other things, the benefits to the businesses and to Cendant stockholders that are expected to result from the separation (see “—Reasons for the Separation”), the capital allocation strategies and dividend policies for the separated companies, the allocation of Cendant’s existing assets, liabilities and businesses among the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the separation, the corporate governance arrangements that will be in place at each company following the separation, and the appropriate members of senior management at each company following the separation.

In furtherance of this plan, on                     , 2006, the Cendant Board approved the distribution of all of the shares of our common stock held by Cendant to holders of Cendant common stock. The distribution of the shares of our common stock is being made in furtherance of the plan to separate Cendant into four independent, publicly traded companies. In the distribution of the shares of our common stock, each holder of Cendant common stock will receive on                     , 2006, the distribution date, one share of our common stock (and a related preferred stock purchase right) for every four shares of Cendant common stock held at the close of business on the record date, as described below. Following the distribution, Cendant stockholders will own 100% of our common stock.

You will not be required to make any payment, surrender or exchange your shares of Cendant common stock or take any other action to receive your shares of our common stock.

We cannot provide any assurances that either of the other distributions, which are the distributions of shares of common stock of the subsidiaries that hold or will hold all of the assets and liabilities associated with Cendant’s Hospitality Services (including Timeshare Resorts) and Travel Distribution Services businesses, will be completed, or that the more likely scenario of the sale of Travelport will occur, nor can we provide information at this time with respect to the terms on which the other distributions will be consummated. The other distributions are subject to certain conditions precedent, including final approval of the Cendant Board.

Furthermore, the distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions.  For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Potential Sale of Travelport

On April 24, 2006, Cendant announced a modification to its previously announced separation plan. As an alternative to pursuing its original plan to distribute the shares of common stock of Travelport to Cendant stockholders, Cendant is also exploring the possible sale of Travelport. This modification does not affect Cendant’s plan to distribute our shares and the shares of Wyndham Worldwide to Cendant stockholders. Since this announcement, Cendant, together with its financial advisors, has actively pursued the potential sale of Travelport, while at the same time continuing preparations for the distribution of Travelport’s shares to Cendant stockholders (expected in October 2006). On May 30, 2006, Cendant announced progress in pursuing its alternative plan to sell Travelport rather than distributing Travelport’s shares to Cendant stockholders, making a sale the more likely alternative. While Cendant is engaged in preliminary discussions with several interested parties, there can be no assurance that a sale of Travelport will be completed or as to the terms of any such sale. We do not anticipate that Cendant will enter into a definitive agreement with respect to a sale of Travelport prior to our separation from Cendant.

Pursuant to the Separation and Distribution Agreement, Cendant has agreed to use its reasonable best efforts to effect the sale of Travelport and Cendant will be required to effect such a sale if it is able to receive an opinion from a nationally-recognized investment bank to the effect that the proposed purchase price in connection with a sale of Travelport is fair from a financial point of view to Cendant (without considering the use of proceeds of such a sale). Subject to the foregoing sentence and limited rights of consultation that we and Wyndham Worldwide will have, Cendant will have the sole right and authority to control the sale process and potential sale of Travelport. However, Cendant will be required to distribute the shares of common stock of Travelport to Cendant stockholders as originally planned if Cendant has not signed a definitive agreement to sell Travelport by September 30, 2006 or, if a sale agreement has been entered into prior to September 30, 2006, if the sale of Travelport has not been completed by December 31, 2006. In addition, the Separation and Distribution Agreement will contain certain other requirements relating to a Travelport sale, including that the definitive sale agreement contain terms and provisions reasonably customary for a transaction of this kind.

Unless and until Cendant enters into a definitive agreement for a sale of Travelport and such a sale is completed, the implications of a sale on our separation from Cendant cannot be fully determined. However, if Cendant were to sell Travelport, the terms of our separation, as well as Wyndham Worldwide’s separation, from Cendant would be impacted. If there were a sale of Travelport, a portion of the cash proceeds from the sale, which Cendant could not receive until after our separation from Cendant, (after giving effect to certain tax liabilities and other expenses incurred by Cendant in connection with the sale and the repayment of any Travelport indebtedness) would be contributed to us and Wyndham Worldwide and such proceeds would be utilized to reduce and/or repay the indebtedness incurred by us and Wyndham Worldwide in connection with our separations (for a detailed discussion of our planned borrowings in connection with our separation, see “Description of Material Indebtedness”). Accordingly, assuming gross cash sale proceeds in the range of $4,300 million to $4,800 million (which represents an estimate of expected gross cash sale proceeds based on non-binding indications of interest received to date), we estimate that following our receipt and utilization of such cash proceeds to reduce and/or repay the $2,225 million of indebtedness we incurred at the time of our separation, our indebtedness would range from $450 million to $750 million. The actual amount of our remaining indebtedness may be more or less than the range provided above depending on the following:

•	the actual sale price of Travelport;

•	the form of the consideration, including any non-cash proceeds;

•	the amount of expenses, estimated taxes and other payments incurred in connection with such sale;

•	the amount of projected lost tax attributes of Cendant as a result of such sale; and

•	the application of sale proceeds that have priority over contributions to us.

See “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement—Potential Sale of Travelport.”

In the event Travelport is not sold, we will not receive any proceeds and therefore our indebtedness will not be reduced. In addition, in the event that a Travelport sale includes non-cash consideration, we could not use such non-cash consideration to reduce our indebtedness.

In addition, if a sale of Travelport were to occur, the Separation and Distribution Agreement provides that Cendant’s contingent and other corporate liabilities (which would include any liabilities of Cendant incurred in connection with a Travelport sale) and assets (which would include any non-cash or deferred cash proceeds received in connection with a Travelport sale) will be reallocated such that:

•	we will assume 62.5% and Wyndham Worldwide will assume 37.5% of these contingent and other corporate liabilities of Cendant and its subsidiaries;

•	we will be entitled to 62.5% and Wyndham Worldwide will be entitled to 37.5% of these contingent and other corporate assets of Cendant and its subsidiaries; and

•	Travelport will no longer have any responsibility for or rights with respect to any of these contingent corporate or other liabilities and assets of Cendant and its subsidiaries.

We will continue to act as managing party for most legal matters related to the contingent and other corporate liabilities of Cendant and upon a sale of Travelport, we will have control of most decisions relating to the settlement, resolution or disposition of any of these legal matters.

If a sale of Travelport were to occur, it is expected that the distribution of the shares of Wyndham Worldwide common stock would be the second and final distribution associated with Cendant’s separation plan.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Cendant organized Realogy Corporation as a Delaware corporation for the purpose of transferring to Realogy all of the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Real Estate Services businesses.

The Number of Shares You Will Receive

For every four shares of Cendant common stock that you owned at the close of business on                     , 2006, the record date, you will receive one share of our common stock on the distribution date. Cendant will not distribute any fractional shares of our common stock to its stockholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Cendant or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Cendant or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

Cendant will distribute the shares of our common stock on                     , 2006, the distribution date. Mellon Investor Services, which currently serves as the transfer agent and registrar for Cendant’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Cendant common stock as of the close of business on the record date, the shares of Realogy common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Cendant common stock and you are the registered holder of the Cendant shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Mellon Investor Services at the address set forth on page 16 of this information statement.

Most Cendant stockholders hold their shares of Cendant common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Cendant common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Mellon Investor Services, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, Mellon Investor Services will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. See “Certain U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold Cendant common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Cendant stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After our separation from Cendant, we will be a separate publicly traded company. Immediately following the distribution, we expect to have approximately 7,790 stockholders of record, based on the number of registered stockholders of Cendant common stock on June 8, 2006, and approximately 250 million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Cendant options between the date the Cendant Board declares the dividend for the distribution and the record date for the distribution.

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Cendant. The Separation and Distribution Agreement, in particular, requires

Realogy to assume certain of Cendant’s contingent and other corporate liabilities and establishes the amount of the debt that each separated company will initially incur that will be used solely to repay Cendant’s corporate debt and, in the case of Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of Cendant common stock or any rights of Cendant stockholders.

Incurrence of Debt

Under the Separation and Distribution Agreement, we, Wyndham Worldwide and Travelport have agreed to take certain actions so that we, Wyndham Worldwide and Travelport, and not Cendant, will bear economic responsibility for general liabilities and obligations of Cendant (including costs and expenses and corporate indebtedness) other than those that relate primarily to Cendant’s Vehicle Rental business. However, in light of the plan to separate into four independent companies in a sequential manner, we, Wyndham Worldwide, Travelport and Cendant have also agreed to seek to minimize the likelihood and magnitude of post-separation payments among the parties relating to any such liabilities and obligations. To effect this arrangement, each of us, Wyndham Worldwide and Travelport anticipate entering into borrowing facilities at the time of or, in the case of Travelport, prior to its respective separation from Cendant, the cash proceeds of which will be transferred to Cendant to repay Cendant’s corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation. For these purposes, we expect to borrow approximately $2,225 million at the time of our separation. The allocation of debt among the parties was based upon estimates of the relative future ability of each party to service its debt, each party’s ability to maintain acceptable debt ratings and the possibility that Travelport may be sold rather than separated. We anticipate that Cendant will repay its corporate indebtedness at or around the time of the separation of Wyndham Worldwide. In the event Travelport is sold instead of being separated, Cendant will be obligated to use a significant portion of the proceeds it receives to fulfill Travelport’s obligation to provide Cendant with funds to repay Cendant’s corporate debt (if the sale is completed prior to the incurrence of debt by Travelport in connection with the plan of separation) or to repay the Travelport indebtedness incurred and transferred to Cendant (if the sale is completed after the Wyndham Worldwide separation) (for a detailed description of the use of proceeds for a potential sale of Travelport, see “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement”).

In the event that a definitive purchase agreement relating to a sale of Travelport has not been executed prior to the time that the Board of Directors of Cendant declares the dividend of the shares of Wyndham Worldwide, and the sum of the borrowings transferred by Realogy, Wyndham Worldwide and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expense borne by Cendant relating to the separation, is less than or more than the amount necessary to enable Cendant to repay all of its outstanding corporate indebtedness and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expense borne by Cendant relating to the separation (other than those primarily related to its Vehicle Rental business, but including costs and expenses related to the plan of separation incurred through that date and estimated to be incurred prior to the completion of the plan of separation), then:

(i)	to the extent of an insufficiency which is less than $100 million, at or prior to its separation Wyndham Worldwide will be required to incur additional indebtedness equal to such insufficiency and transfer such additional amounts to Cendant,

(ii)	to the extent of any such insufficiency in excess of $100 million (with the first $100 million being treated as described in clause (i) above), Wyndham Worldwide will be required to incur additional indebtedness in an amount equal to 37.5% of such insufficiency above $100 million and transfer such additional amounts to Cendant and we will be required to make a payment to Cendant, or, if our separation occurs at the same time as Wyndham Worldwide’s, we will be required to incur additional indebtedness for transfer to Cendant, in an amount equal to 62.5% of such insufficiency above $100 million,

(iii)	to the extent of any excess which is less than $100 million, the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by the amount of such excess, and

(iv)	to the extent of any such excess in excess of $100 million (with the first $100 million being treated as described in clause (iii) above), the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by an amount equal to 37.5% of such excess above $100 million and Cendant will be required to make a payment to us in an amount equal to 62.5% of such excess above $100 million, or if our separation occurs at the same time as Wyndham Worldwide’s, the amount of indebtedness we are required to incur for transfer to Cendant will be reduced by an amount equal to 62.5% of such excess above $100 million.

If Wyndham Worldwide is required to incur additional indebtedness under clause (i) above, it will be entitled to receive a priority return of such amount (up to $100 million) out of the distribution of remaining proceeds of any Travelport sale prior to the balance of such remaining proceeds being allocated to us and Wyndham on a 62.5% and 37.5% basis, respectively (see “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement”). In addition, as between us and Wyndham Worldwide, our allocable percentage of any such obligation or entitlement under clause (ii) or (iv) above will be increased or decreased relative to Wyndham Worldwide’s based upon a calculation that takes into account (x) the amount by which the cash and cash equivalents balance we have immediately following our separation is greater than or less than $80 million (which is the estimated amount to be retained by us at the time of our separation), measured against (y) the amount by which the cash and cash equivalents balance at Wyndham Worldwide immediately following its separation is greater than or less than $120 million (which is the estimated amount of cash and cash equivalents to be retained by Wyndham Worldwide at the time of its separation).

In the event that a definitive purchase agreement relating to a sale of Travelport has been executed prior to the time that the Board of Directors of Cendant declares the dividend of the shares of Wyndham Worldwide, any insufficiency resulting from comparing the sum of the borrowings transferred by us, Wyndham Worldwide and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation, to the amount necessary to enable Cendant to repay all of its outstanding corporate indebtedness and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to its Vehicle Rental business, but including costs and expenses related to the plan of separation incurred through that date and estimated to be incurred prior to the completion of the plan of separation) will result in an upward adjustment to the amount of indebtedness allocated to Travelport to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms; as a result, such additional amount of Travelport indebtedness will be repaid out of the proceeds of a Travelport sale (if such a sale is thereafter completed) and therefore will reduce the amount of residual proceeds available for distribution to us and Wyndham Worldwide (see “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement”). Any additional insufficiency beyond the amount of additional indebtedness that Travelport could incur on commercially reasonable terms will be satisfied through the incurrence of additional indebtedness by us (or require a payment by us, if our separation occurs prior to Wyndham Worldwide’s separation) and Wyndham Worldwide as described under clauses (i) and (ii) above where a Travelport purchase agreement has not been entered into prior to the distribution of Wyndham Worldwide. In the event that the borrowings transferred by us, Wyndham Worldwide and Travelport, together with Cendant’s cash, result in an excess in the amounts necessary to repay all of Cendant’s corporate indebtedness and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation, measured at the time of the separation of Wyndham Worldwide, then such excess (a “priority excess”) will be allocated between us and Wyndham Worldwide in the manner set forth in the paragraph below.

Any cash costs and expenses related to the plan of separation incurred by Cendant following the date of the adjustment described above that have not otherwise been included in the estimated costs and expenses through the completion of the plan of separation for the purposes of the adjustment will be treated as contingent liabilities under the Separation and Distribution Agreement and therefore borne 50% by us, 30% by Wyndham Worldwide and 20% by Travelport (or 62.5% by us and 37.5% by Wyndham Worldwide, in the event of a sale of Travelport). If the amount of cash costs and expenses estimated to be incurred prior to the completion of the plan of separation for the above-described adjustment exceeds the actual cash costs and expenses incurred by Cendant, such excess (a “Cendant excess amount”) will be allocated in the following manner: (i) in the event that a priority excess exists, all or a portion of the Cendant excess amount will be allocated to us and Wyndham Worldwide on a 62.5% and 37.5% basis, respectively, up to the amount of the priority excess and (ii) any remaining Cendant excess amount will be treated as a contingent asset to which we will be entitled to 50%, Wyndham Worldwide to 30% and Travelport to 20% (or 62.5% to us and 37.5% to Wyndham Worldwide, in the event of a sale of Travelport).

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of certain U.S. federal income tax consequences of the distribution. This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the distribution will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement. This summary is for general information only and does not purport to be a complete description of the consequences of the distribution nor does it address the effects of any state, local or foreign tax laws on the distribution. The tax treatment of a Cendant stockholder may vary depending upon that stockholder’s particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in Cendant, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their Cendant stock as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received Cendant common stock upon the exercise of employee stock options or otherwise as compensation and non-U.S. stockholders) may be subject to special rules not discussed below. The summary assumes that the Cendant stockholders hold their Cendant common stock as capital assets within the meaning of Section 1221 of the Code.

Each stockholder is urged to consult its tax advisor as to the specific tax consequences of the distribution to that stockholder, including the effect of any state, local or foreign tax laws and of changes in applicable tax laws.

The distribution is conditioned upon Cendant’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion of Skadden Arps will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Cendant make to Skadden Arps. In rendering its opinion, Skadden Arps also will rely on certain covenants that we and Cendant enter into, including the adherence by Cendant and us to certain restrictions on our future actions.

If any of the representations or statements that we or Cendant make are, or become, inaccurate or incomplete, or if we or Cendant breach any of our covenants, the distribution, together with certain related transactions, might not qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. You should note that Cendant does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution. The opinion of Skadden Arps is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and related transactions as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code or that any such challenge ultimately will not prevail.

The Distribution

Assuming that the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, the following describes certain U.S. federal income tax consequences to us, Cendant and Cendant stockholders:

•	neither we nor Cendant will recognize any gain or loss upon the distribution of Realogy common stock and no amount will be includible in our income or that of Cendant as a result of the distribution and certain related transactions other than taxes arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Cendant under Treasury regulations relating to consolidated federal income tax returns;

•	a Cendant stockholder will not recognize income, gain, or loss as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•	a Cendant stockholder’s tax basis in such stockholder’s Cendant common stock and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such stockholder’s tax basis in its Cendant common stock immediately before the distribution, allocated between the Cendant common stock and our common stock (including any fractional share interest of our common stock for which cash is received) in proportion to their relative fair market values on the date of the distribution;

•	a Cendant stockholder’s holding period for our common stock received in the distribution (including any fractional share interest of our common stock for which cash is received) will include the holding period for that stockholder’s Cendant common stock; and

•	a Cendant stockholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Cendant stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Cendant common stock exceeds one year.

U.S. Treasury regulations require each Cendant stockholder who receives our common stock in the distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Cendant will provide to our stockholders, either directly or through our stockholders’ banks or brokerage firms, the information necessary to comply with this requirement.

Certain U.S. Federal Income Tax Consequences if the Distribution Were Taxable

An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. If the IRS were to assert successfully that the distribution was taxable, the above consequences would not apply and both Cendant and holders of Cendant common stock who received shares of our common stock in the distribution could be subject to tax, as described below. In addition, future events that may or may not be within

Cendant’s or our control, including extraordinary purchases of Cendant common stock or our common stock, could cause the distribution not to qualify as tax free to Cendant and/or holders of Cendant common stock. Depending on the circumstances, we may be required to indemnify Cendant for some or all of the taxes and losses resulting from the distribution and certain related transactions not qualifying as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. See “Certain Relationships and Related Party Transactions—Agreement with Cendant, Wyndham Worldwide and Travelport—Tax Sharing Agreement.”

If the distribution were to fail to qualify as a reorganization, then:

•	Cendant would recognize gain in an amount equal to the excess of the fair market value of Realogy common stock on the date of the distribution distributed to Cendant stockholders (including any fractional shares sold on behalf of the stockholder) over Cendant’s adjusted tax basis in our stock;

•	each Cendant stockholder who received Realogy common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock (including any fractional shares sold on behalf of the stockholder) on the distribution date. That distribution would be taxable to the stockholder as a dividend to the extent of Cendant’s current and accumulated earnings and profits. Any amount that exceeded Cendant’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the Cendant stockholder’s tax basis in its Cendant common stock with any remaining amounts being taxed as capital gain;

•	certain stockholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends; and

•	a stockholder’s tax basis in Realogy common stock received generally would equal the fair market value of Realogy common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder’s Cendant common stock would not be affected by the fact that the distribution was taxable.

Even if the distribution, together with certain related transactions, otherwise qualifies as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, it could be taxable to Cendant under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest by vote or value, in Cendant or us during the four-year period beginning on the date which is two years before the date of the distribution, as part of a plan or series of related transactions that includes the distribution. If such an acquisition of our stock or Cendant’s stock were to trigger the application of Section 355(e), Cendant would recognize taxable gain as described above, but the distribution would be tax free to each Cendant stockholder.

In connection with the distribution, we, Cendant and the other separated companies will enter into a Tax Sharing Agreement pursuant to which we and the other separated companies each will agree to be responsible for certain liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify Cendant for any losses that it and its subsidiaries incur as a result of any action, misrepresentation or omission by us or one of our subsidiaries that causes the distribution of our common stock by Cendant to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. We also will be responsible for 50% (or 62.5% in the event of a sale of Travelport) of any taxes resulting from the failure of the distribution, together with certain related transactions, to qualify as such a reorganization for U.S. federal income tax purposes, which failure is not due to the actions, misrepresentations or omissions of us, any of the other separated companies or our respective subsidiaries. In addition, even if we were not contractually required to indemnify Cendant for tax liabilities if the distribution, together with certain related transactions, were to fail to qualify as such a reorganization for U.S. federal income tax purposes, we nonetheless could be legally liable under applicable tax law for such liabilities if Cendant were to fail to pay them. See “Certain Relationships and Related Party Transactions—Agreement with Cendant, Wyndham Worldwide and Travelport—Tax Sharing Agreement” for a more detailed discussion of the Tax Sharing Agreement.

The foregoing is a summary of certain U.S. federal income tax consequences of the distribution under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each Cendant stockholder should consult its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. We applied to list our common stock on the NYSE under the symbol “H.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Cendant common stock: a “regular-way” market and an “ex-distribution” market. Shares of Cendant common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Cendant common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Realogy common stock in the distribution. If you own shares of Cendant common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Cendant common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when- issued” trading market will be a market for shares of our common stock that will be distributed to Cendant stockholders on the distribution date. If you owned shares of Cendant common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Cendant common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on                     , 2006, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Cendant:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement is in effect;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	Cendant shall have received a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the distribution, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	our entry into various new debt facilities with a syndicate of financial institutions as described in “Description of Material Indebtedness;”

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the Cendant Board shall have received an opinion from Duff & Phelps, LLC to the effect that we and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock;

•	the Cendant Board shall have received an opinion from Evercore to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant;

•	all material government approvals and other consents necessary to consummate the distribution shall have been received;

•	the securitization programs related to our relocation business shall have been amended to permit our separation from Cendant; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligations on Cendant’s part to effect the distribution, and the Cendant Board has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Cendant has the right not to complete the distribution if, at any time, the Cendant Board determines, in its sole discretion, that the distribution is not in the best interests of Cendant or its stockholders or that market conditions are such that it is not advisable to separate the Real Estate Services businesses from Cendant.

Reasons for the Separation

The Cendant Board regularly reviews the various businesses that Cendant conducts to ensure that Cendant’s resources are properly being put to use in a manner that is in the best interests of Cendant and its stockholders. Over the last several years, Cendant has achieved increased revenues and earnings. During that time, however, Cendant has found that any real or perceived negative issue at any one of its business units has usually obscured the performance of Cendant as a whole. To this end, the Cendant Board evaluated a number of strategic alternatives to increase value and concluded that a separation would be the most feasible and the most financially attractive approach. The Cendant Board believes that creating four companies each of which is focused on one industry is the best way to unlock the full value of Cendant’s businesses in both the short and long term. There will be one company for each of Cendant’s Real Estate Services, Hospitality Services (including Timeshare Resorts), Travel Distribution Services and Vehicle Rental businesses.

Cendant believes that the separation of its businesses provides each separated company, including us, with certain opportunities and benefits. The following are some of the opportunities and benefits that the Cendant Board considered in preliminarily approving the separation:

•	Although there can be no assurance, Cendant believes that over time following the separation, the common stock of the separated companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cendant were to remain under its current configuration. The Cendant Board believes that such value increase in the common stock should enhance the value of equity-based compensation for each separated company’s employees and should permit each separated company to effect future acquisitions with such common stock, in a manner that preserves capital with less dilution of the existing stockholders’ interests than would occur by issuing pre-distribution Cendant common stock, in each case resulting in a real and substantial benefit for the companies.

•	Allowing the management of each separated company to design and implement corporate policies and strategies that are based primarily on the business characteristics of that company and to concentrate its financial resources wholly on its own operations.

•	Each separated company will maintain a sharper focus on its core business and growth opportunities, which will allow each separated company to be better able to make the changes to its business necessary for each such company to respond to developments in the industry in which each company operates. In addition, after the separation, the businesses within each company will no longer need to compete internally for capital with businesses operating in other industries.

•	Each separated company will have a capital structure designed to meet its needs. Our capital structure is expected to facilitate the acquisitions (including, possibly, acquisitions using Realogy common stock as currency), joint ventures, partnerships and internal expansion that are important for us to remain competitive in our industry. Cendant believes that our stock should be an attractive acquisition currency for the typical seller of a business to us. Cendant believes that this should provide Realogy with the ability to finance acquisitions with equity in a manner that preserves capital with less dilution of its stockholders’ interests than would occur by issuing pre-distribution Cendant common stock.

•	The separation will provide investors with four investment options that may be more attractive to investors than the investment option of one combined company. Separating Cendant into four publicly traded companies will provide investors with the opportunity to invest in each of the separated companies individually. The Cendant Board believes that certain investors may want to invest only in companies that are focused on only one industry and that the demand for the separated companies by such investors may increase the demand for each company’s shares relative to the demand for Cendant’s shares. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in Cendant the ability to choose how to diversify their Cendant holdings.

•	The separation will permit the creation of equity securities, including options and restricted stock units, for each of the companies with a value that is expected to reflect more closely the efforts and performance of each company’s management. Such equity securities should enable each company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock, and Cendant believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

The Cendant Board considered a number of other potentially negative factors in evaluating the separation, including the decreased capital available for investment, the loss of synergies from operating as one company, potential disruptions to the businesses as a result of the separation, the potential impact of the separation on the anticipated credit ratings of the separated companies, risks associated with reforming Cendant’s debt, risks of being unable to achieve the benefits expected to be achieved by the separation and the reaction of Cendant stockholders to the separation, the risk that the plan of execution might not be completed and the one-time and on-going costs of the separation. The Cendant Board concluded that the potential benefits of the separation outweighed these factors.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the Cendant Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Cendant Board likely may have given different weights to different factors.

The Cendant Board has received an opinion from Evercore Group L.L.C. to the effect that, as of the date of such opinion, the distribution is fair, from a financial point of view, to the stockholders of Cendant. In addition, the Cendant Board also has received an opinion from Duff & Phelps, LLC to the effect that Realogy and Cendant will each be solvent and adequately capitalized immediately after the distribution and that Cendant has sufficient surplus under Delaware law to declare the dividend of Realogy common stock.

Opinion of Evercore Group L.L.C.

On June 7, 2006, Evercore delivered its oral opinion to the Cendant Board, which opinion was subsequently confirmed in writing, that the distribution of the shares of Realogy common stock to the holders of shares of Cendant common stock was fair, from a financial point of view, to such holders. Evercore provided the fairness opinion for the information and assistance of the Cendant Board in connection with the Board’s consideration of whether to declare the distribution. In determining its conclusion of fairness, Evercore evaluated the merits of the distribution relative to the alternative of preserving the status quo. The fairness opinion does not constitute a recommendation to any Cendant stockholder as to how such holder should respond to the distribution and therefore does not constitute a recommendation as to whether such holder should hold or sell shares of Cendant common stock or shares of Realogy common stock. A copy of the fairness opinion that Evercore delivered to the Cendant Board is attached to this information statement as Annex A. Shareholders are encouraged to read the opinion in its entirety. The following is a summary of Evercore’s opinion and the methodology that Evercore used to render its opinion.

For purposes of the fairness opinion and the analyses underlying the fairness opinion, Evercore assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of publicly available information and of the information supplied or otherwise made available to, discussed with or reviewed by Evercore. To enable Evercore to perform the analyses underlying the fairness opinion, members of Cendant’s management provided Evercore with certain financial projections (including Cendant’s outlook with respect to the long-term growth prospects of Cendant’s businesses) relating to Cendant and Realogy. Evercore assumed that the financial projections were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the future competitive, operating and regulatory environments and financial performances of Cendant and Realogy. Additionally, Evercore relied upon the assessments of Cendant’s management with respect to the business, operational and strategic risks, incremental costs and incremental cost savings arising from the distribution.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Cendant or any of its subsidiaries, and Evercore was not furnished with any such valuations or appraisals. In addition, Evercore did not evaluate the solvency or fair value of Cendant or any of its subsidiaries or of Realogy or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. For the purposes of its analyses, Evercore assumed that the distribution, together with certain related transactions, would qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code and, accordingly, that, for U.S. federal income tax purposes: (x) no income, gain or loss would be recognized by Cendant stockholders as a result of the receipt of Realogy common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of Realogy common stock and (y) no gain or loss would be recognized by Cendant or Realogy upon the distribution of Realogy common stock and no amount would be includible in the income of Realogy or Cendant as a result of the distribution and certain related transactions other than taxes arising out of internal restructuring transactions undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Cendant under Treasury regulations relating to consolidated federal income tax returns which were assumed to be not in excess of the aggregate amounts estimated by the management of Cendant and provided to Evercore in connection with its analysis. Evercore assumed that all necessary governmental and regulatory and other approvals or consents (contractual or otherwise) for the distribution had been or would be timely obtained or made and that no restrictions would be imposed or costs incurred (other than costs in the amounts estimated by management of Cendant and provided to Evercore in connection with its analysis) that would have an adverse effect on Cendant and its subsidiaries or on Realogy and its subsidiaries following the distribution. Evercore further assumed that the distribution would comply with all applicable U.S. federal and state laws and foreign laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer and other similar laws affecting the rights of creditors. Evercore is not a legal, regulatory, accounting or tax expert. Evercore assumed the accuracy and completeness of assessments by Cendant and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore was not authorized to solicit, and did not solicit, any proposals from any third parties for the acquisition of Cendant or Realogy, and Evercore did not make any determination as to whether any such proposals could be obtained if solicited. Other than the alternative of preserving the status quo, Evercore did not consider and therefore Evercore’s fairness opinion does not address the relative merits of the distribution as compared to other business strategies that might have been available to Cendant and the underlying business decision of Cendant to proceed with the distribution.

Evercore’s fairness opinion does not express any view as to the prices at which the shares of Cendant common stock or the shares of Realogy common stock will trade following the distribution. The actual values of and prices at which the shares of Cendant common stock and the shares of Realogy common stock will trade following the distribution will depend on a variety of factors including, without limitation, prevailing interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the prices of securities. Evercore’s fairness opinion does not address whether the aggregate market value of the outstanding shares of Cendant common stock and the outstanding shares of Realogy common stock following the distribution will exceed the aggregate market value of the outstanding shares of Cendant common stock at any time prior to the distribution or the aggregate market value of the outstanding shares of Cendant common stock in the absence of the distribution. The shares of Cendant common stock and the shares of Realogy common stock may, after the distribution, initially trade at prices below those at which they would trade on a fully distributed basis.

Evercore’s fairness opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Evercore as of, the date of delivery of the fairness opinion. It should be understood that subsequent developments may affect Evercore’s fairness opinion and that Evercore does not have any obligation to update, revise or reaffirm its fairness opinion.

In arriving at its opinion, Evercore has, among other things (i) reviewed certain publicly available business and financial information relating to Cendant and Realogy that it deemed to be relevant; (ii) reviewed certain internal financial statements and other non-public financial and operating data relating to Cendant and Realogy that were prepared and furnished to Evercore by the management of Cendant; (iii) reviewed certain financial projections relating to Cendant and Realogy that were provided by and approved for use in connection with Evercore’s opinion by the management of Cendant; (iv) discussed the past and current operations, financial projections and current financial condition of Cendant and Realogy with the management of Cendant; (v) compared certain financial information for Cendant and Realogy with similar information for other relevant companies the securities of which are publicly traded; (vi) reviewed the financial terms of certain publicly available transactions that Evercore deemed comparable to the distribution; (vii) reviewed the historical market prices and trading activity for the shares of Cendant common stock; (viii) reviewed the contemplated allocation of indebtedness and other liabilities to Cendant and Realogy following the distribution (including the potential allocation of proceeds arising from a sale of Travelport); (ix) reviewed a draft of the Form 10 registration statement filed by Realogy in connection with the distribution in substantially final form and assumed that its final form would not vary in any respect material to Evercore’s analysis; and (x) performed other examinations and analyses and considered other factors that Evercore deemed appropriate.

Set forth below is a summary of the material information and analyses presented by Evercore to the board of directors of Cendant in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order in which the analyses are described and the results of these analyses do not represent the relative importance of or weight given to these analyses by Evercore. Except as otherwise noted, Evercore’s analyses were based on market data as it existed on or before May 30, 2006, and are not necessarily indicative of current market conditions.

In connection with the delivery of its opinion, Evercore reviewed the stock price performance of Cendant common stock as compared to that of the S&P 500 index over the last five years. This analysis demonstrated that both Cendant and Cendant including the value received by Cendant shareholders in the spin-off of PHH Corporation have underperformed the S&P 500 index over the last one-, two-, three-, four- and five-year time periods. Evercore also reviewed the historical forward price / earnings multiple of Cendant common stock as compared to that of the S&P 500 index since 2001, and noted that Cendant has been valued at a discount to this index throughout the timeframe under consideration.

Evercore also analyzed the enterprise value / 2006 EBITDA multiples and the price / 2006 earnings multiples for selected publicly-traded companies that participate in the same industries as Realogy, Wyndham Worldwide, Travelport and Avis Budget Group. Evercore calculated the mean and median for the selected companies underlying each of the different industry groupings. Evercore noted that the mean P/E multiples for each of the underlying industry groupings were higher than Cendant’s P/E multiple. Evercore also noted that the mean enterprise value to EBITDA multiples were higher for three of the four industry groupings than Cendant’s comparable multiple, and that Dollar Thrifty Group, the only selected industry participant for Avis Budget, had a lower enterprise value to EBITDA multiple than Cendant. Evercore also compared selected Wall Street research analyst estimates for the sum-of-the-parts value for Cendant common stock to Cendant’s current share price, and noted that each of the analysts have sum-of-the-parts values that were in excess of the current stock price.

Evercore also estimated the sum-of-the-parts value for Cendant common stock. This analysis included an estimate of the values for each of Realogy, Wyndham Worldwide, Travelport and Avis Budget Group, in each case assuming, among other things, that such securities were fully and widely distributed among investors and subject only to normal trading activity. This analysis was based on enterprise value / 2006 EBITDA multiples and 2006 EBITDA estimates for Realogy, Wyndham Worldwide and Travelport, and a price / 2006 earnings multiple and 2006 net income estimate for Avis Budget Group. The analysis generally indicated that the sum-of-the-parts value was greater than the current market value for Cendant common stock.

Evercore also reviewed selected Wall Street research analyst commentary relating to the separation plan that has been published subsequent to the announcement of the plan. Additionally, Evercore compared the enterprise value / 2006 EBITDA multiple and the price / 2006 earnings multiple for Cendant using the stock price and financial projection estimates as of the day prior to the announcement of the separation plan (October 21, 2005), to the same multiples using the current stock price and current financial projection estimates. This analysis demonstrated that these valuation multiples for Cendant were higher in the current time period than prior to the announcement of the separation plan.

In addition, Evercore reviewed the 2006 revenue and EBITDA contribution by business unit for Cendant under its current configuration as compared to Cendant pro forma for the distribution, and noted that Realogy would be expected to contribute approximately 37% of 2006 revenue and 36% of 2006 EBITDA if Cendant were to remain under its current configuration. Evercore also analyzed the leverage profile and estimated interest expense of Cendant as compared to Realogy, Wyndham Worldwide, Travelport and Avis Budget Group on standalone bases and in the aggregate, and noted that the estimated 2006 interest expense costs for the standalone companies in aggregate are expected to be higher than for Cendant under its current configuration. Evercore also reviewed the proposed allocation of contingent and other corporate liabilities as part of the separation plan among Realogy, Wyndham Worldwide, Travelport and Avis Budget Group. Additionally, Evercore reviewed the recurring corporate overhead costs for Cendant under its current configuration as compared to that of the aggregate for Realogy, Wyndham Worldwide, Travelport and Avis Budget Group on standalone bases, and noted that the expected costs for the standalone companies in aggregate are not materially higher than for Cendant under its current configuration. Evercore also reviewed the estimated non-recurring costs relating to the separation plan, which are expected to be approximately $1,100 million excluding approximately $100 million of accrued interest costs.

Evercore also compared Realogy’s 2006 revenue, 2006 EBITDA, 2006 EBITDA margin and 2003-2005 EBITDA growth rates to the same statistics for the median of the S&P 500 index and selected publicly-traded companies that participate in the same industry as Realogy, and noted that Realogy, as compared to the selected industry participants, is larger in terms of 2006 revenue and 2006 EBITDA, has similar 2006 EBITDA margins, and has lower 2003-2005 revenue and EBITDA growth rates. Evercore also compared the trading multiples for the median of the S&P 500 index to selected publicly-traded companies that participate in the same industry as Realogy, and noted that the selected industry participants trade at higher multiples, on average, than the S&P 500 index with respect to enterprise value / 2006 EBITDA, and price / 2006 earnings.

Evercore also performed an analysis of selected spin-off transactions, none of which were deemed directly comparable to the distribution. The analysis included all transactions where (i) the spin-off was announced after January 1, 2000, (ii) the spun-off company had an equity value greater than $1 billion, and (iii) 100% of the stock of the spun-off company was distributed in the transaction. Cendant’s spin-off of PHH Corporation was one of the transactions considered in this analysis. The analysis generally indicated that the parent company common stock price outperformed the S&P 500 index, on average, on the day of announcement and for the period between announcement and the day of the spin-off, relative to the parent company common stock price prior to the announcement of the transaction. The analysis also generally indicated that the parent company common stock price and the fractional share of the spun-off company common stock price reflecting the spin-off ratio generally outperformed the S&P 500 index, on average, over the one month-, three month-, six month- and 12 month- periods following date of the spin-off, relative to the parent company common stock price prior to the announcement of the transaction. Evercore also noted that Cendant, and Cendant including the fractional share in PHH Corporation, underperformed the S&P 500 index throughout the measurement period.

As part of the precedent spin-off analysis, Evercore also reviewed the results of selected academic and Wall Street research analyst studies on the share price performance of both parent company common stock and spun-off company common stock over certain periods of time. These studies generally indicated, among other things, that the mean stock price performance of the parent company common stock and the spun-off company common stock outperformed selected control groups.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. No company utilized in Evercore’s analysis as a comparison is directly comparable to Cendant or Realogy, and no precedent transaction is directly comparable to the distribution or the separation plan. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses performed and did not attribute any particular weight to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses.

Cendant engaged Evercore to act as a financial advisor to the Cendant Board in connection with the distribution of shares of Realogy common stock to holders of Cendant common stock based on Evercore’s qualifications, experience and reputation and Evercore’s knowledge of Cendant’s businesses. In addition, Evercore has been engaged by Cendant as an adviser in connection with other parts of the separation plan and the potential sale of Travelport. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

The Evercore engagement letter with Cendant provides that, for its services, Evercore is entitled to receive from Cendant a fee of $14.5 million payable in three equal installments, each of which is payable upon the consummation of a distribution contemplated by the separation plan. In the event that Travelport is sold, Evercore will also receive a fee, the amount of which is not yet determined, which will replace the fee that Evercore would have received upon a distribution of Travelport. In 2005, Evercore received a $500,000 retainer fee from Cendant in connection with its engagement for this transaction. The engagement letter also provides that Evercore will be reimbursed for its reasonable expenses and be indemnified against certain liabilities arising out of Evercore’s engagement.

Opinion of Duff & Phelps, LLC

Duff & Phelps, LLC was engaged by Cendant to provide to the Cendant Board a written opinion as to the sufficiency of the surplus of Cendant under Delaware law to make the distribution of Realogy common stock and as to the solvency and capitalization of each of Cendant and Realogy after giving effect to the distribution. On October 23, 2005, Duff & Phelps made a presentation to the Cendant Board summarizing its preliminary conclusions, based on information available to Duff & Phelps as of October 23, 2005, with respect to the solvency and capitalization of each of Cendant and Realogy and with respect to the surplus of Cendant. On June 7, 2006, Duff & Phelps made a definitive presentation to the Cendant Board and delivered a written opinion to the Cendant board to the effect that:

(1)	Immediately prior to the distribution, Cendant would have adequate surplus under Delaware General Corporation Law to effect the distribution, and

(2)	After giving effect to the distribution, Cendant and Realogy would be solvent and adequately capitalized.

Duff & Phelps’ opinion is attached to this information statement as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion. You should read the opinion carefully and in its entirety. Duff & Phelps’ opinion was delivered for the benefit of Cendant and Realogy and their respective boards of directors.

In preparing its opinion, Duff & Phelps undertook a number of investigations and analyses that it deemed appropriate, including meetings with senior management regarding the history, current operations, future outlook and “contingent and other liabilities” of Cendant and Realogy; analyses of financial, market and transaction information on public companies deemed or to be deemed comparable to each of Cendant and Realogy and on transactions deemed comparable to the separation of Realogy from Cendant; and a review of industry information and trends germane to each of Cendant’s and Realogy’s businesses. In addition, in preparing its opinion, Duff & Phelps reviewed Cendant’s annual reports, filings with the SEC and audited and unaudited historical financial statements; certain internally prepared financial reports, including financial projections for Cendant and Realogy; and presentations delivered to the Cendant Board by certain of Cendant’s other financial advisors.

Duff & Phelps noted that its opinion was based on discussions with management of Cendant and Cendant’s Real Estate Services business and on market conditions and the operating performance and financial condition of each of Cendant and Cendant’s Real Estate Services business as such market conditions, operating performance and financial condition existed as of June 7, 2006. Duff & Phelps relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with Duff & Phelps or reviewed by Duff & Phelps and assumed such accuracy and completeness for purposes of expressing its opinion. In that regard, Duff & Phelps assumed with Cendant’s consent, that certain internal analyses and forecasts for Cendant and Cendant’s Real Estate Services businesses prepared by management of Cendant and Cendant’s Real Estate Services businesses have been prepared or will be prepared on a basis reflecting the best currently available estimates and judgments of Cendant and Cendant’s Real Estate Services businesses. Duff & Phelps noted that nothing has come to its attention in the course of its engagement by the Cendant Board which would lead Duff & Phelps to believe that any information provided to Duff & Phelps or assumptions made by Duff & Phelps are insufficient or inaccurate in any material respect or that it is unreasonable for Duff & Phelps to use and rely upon such information or make such assumptions. Duff & Phelps also noted that it did not make an independent evaluation or appraisal of the assets and liabilities, including “contingent and other liabilities,” of Cendant and Cendant’s Real Estate Services businesses and Duff & Phelps was not furnished with any such evaluation or appraisal.

Cendant specifically requested that Duff & Phelps determine whether, as of the date of the distribution and after giving effect to the distribution:

(1)	The “fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the sum of its respective liabilities, including all contingent and other liabilities;

(2)	The “present fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the amount that will be required to pay its respective probable liabilities, including all contingent and other liabilities, on its respective existing debts as such debts become absolute and matured;

(3)	Each of Cendant and Realogy, as applicable, will not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the distribution, based on discussions with management of Cendant or Realogy, as applicable;

(4)	Each of Cendant and Realogy, as applicable, will be able to pay its respective liabilities, including all “contingent and other liabilities,” as they become absolute and matured;

(5)	The fair saleable value of Cendant’s assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law); and

(6)	The sum of the assets of each of Cendant and Realogy, as appropriate, at fair valuation is greater than all its respective debts at fair valuation.

Under Delaware law, distributions may be paid out of surplus, which is defined under Delaware law as the excess, if any, at any given time, of the net assets of the corporation (which is the amount by which total assets exceeds total liabilities) over the amount of the corporation’s capital. For the purposes of preparing its preliminary conclusions and final conclusions, Duff & Phelps defined the following terms and phrases as follows:

•	“Fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps’ opinion), after giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed one year.

•	“Present fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps opinion) after giving effect to reasonable costs of sale or taxes, where probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed six months.

•	“Liabilities, including all contingent and other liabilities” has the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors.

•	“Contingent and other liabilities” means contingent and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Cendant or Realogy or identified to Duff & Phelps by officers or representatives of Cendant or Realogy.

•	“Not have an unreasonably small amount of capital for their respective businesses in which they are engaged or proposed to be engaged” and “able to pay their respective liabilities, including all contingent and other liabilities, as they mature” means that Cendant or Realogy, as applicable, will be able to generate enough cash from operations, planned asset dispositions, refinancing or a combination thereof to meet its respective obligations (including all contingent and other liabilities) as they become due.

For the purposes of preparing its opinion, Duff & Phelps conducted “balance sheet tests” to determine whether, as of the date of the distribution and after giving effect to the distribution, (i) the fair saleable value and the present fair saleable value, as applicable, of the assets of each of Cendant and Realogy would exceed, as applicable, the sum of the respective liabilities, including all contingent and other liabilities, or the amount that would be required to pay its respective probable liabilities, including all contingent and other liabilities, on the respective existing debt of each of Cendant and Realogy as such liabilities become absolute and matured; (ii) the sum of the assets of each of Cendant and Realogy, as applicable, at fair valuation would be greater than the respective expected debts of each of Cendant and Realogy at fair valuation; and (iii) the fair saleable value of the assets of Cendant would exceed the value of its expected liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount pursuant to Section 154 of the Delaware General Corporation Law. Duff & Phelps has tailored the balance sheet tests so as to enable Duff & Phelps to reach a conclusion with respect to each of the determinations that Duff & Phelps has been requested to make. As the first part of a balance sheet test, Duff & Phelps used various methodologies, including a discounted cash flow analysis and an analysis of the trading multiples for comparable, public companies and companies involved in merger and acquisition transactions, to estimate the enterprise values of each of Cendant and Realogy, as applicable. As the second part of a balance sheet test, Duff & Phelps compared the enterprise values of each of Cendant and Realogy, as applicable, to the respective liabilities, including all contingent and other liabilities, expected to be allocated to each of Cendant and Realogy, as applicable. As part of its opinion, Duff & Phelps determined that, based on information available to it on June 7, 2006, as of the date of the distribution and after giving effect to the distribution on the terms described to Duff & Phelps, each of Cendant and Realogy, as applicable, would pass the balance sheet tests.

For the purposes of preparing its opinion, Duff & Phelps conducted “capital adequacy tests” to determine whether, after giving effect to the distribution, each of Cendant and Realogy, as applicable, would not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the consummation of the distribution, based on discussions with management of Cendant or Realogy, as applicable. The capital adequacy test involves the analysis of detailed cash flow projections for each of Cendant and Realogy and an analysis of the respective debt capacities and abilities to access the capital markets of each of Cendant and Realogy to estimate current and projected sources of capital to operate its respective businesses and an analysis of current and projected capital needs of each of Cendant and Realogy. As part of the capital adequacy test, Duff & Phelps compared the ability of each of Cendant and Realogy to satisfy its respective current and projected, as applicable, capital needs from its respective current and projected, as applicable, capital sources. Duff & Phelps also compared the respective current and projected, as applicable, capital needs of each of Cendant and Realogy to the capital needs of similar publicly traded companies.

For the purposes of preparing its opinion, Duff & Phelps conducted “cash flow tests” to determine whether, after giving effect to the distribution, each of Cendant and Realogy would be able to pay its respective liabilities, including all contingent and other liabilities, as they become absolute and matured. As part of the cash flow tests, Duff & Phelps analyzed detailed cash flow projections of the payment of liabilities, including all contingent and other liabilities, by each of Cendant and Realogy and analyzed the ability of each of Cendant and Realogy to produce free cash flow, sell assets and access the capital markets to meet its respective liabilities. In addition, Duff & Phelps analyzed various cash flow coverage ratios based on the projections.

As part of both the cash flow and capital adequacy tests, Duff & Phelps conducted sensitivity analyses using financial assumptions that represent reasonable downside scenarios versus the base case financial assumptions that Duff & Phelps analyzed. Duff & Phelps compared the assumptions under these sensitivity analyses to company-specific or industry performance metrics under historical industry “shocks” or economic downturns. Based on these analyses, Duff & Phelps assessed the ability of each of Cendant and Realogy to weather a future industry shock or economic downturn. As part of its opinion, Duff & Phelps concluded that, based on information available to Duff & Phelps on June 7, 2006, it is highly likely each of Cendant and Realogy could weather a disruption or downturn in its respective businesses.

As part of its opinion, Duff & Phelps determined that, based on information available to it on June 7, 2006, after giving effect to the distribution on the terms described to Duff & Phelps, each of Cendant and Realogy would pass the capital adequacy and cash flow tests.

The preparation of an opinion of the type described above is a complex process and is not necessarily susceptible to a summary description. Selecting portions of the summary set forth above, without considering the summary as a whole, could create an incomplete view of the processes underlying Duff & Phelps’ opinion. In addition, analyses underlying opinions of the type described above are based upon forecasts of future results and therefore are not necessarily indicative of actual future results or financial condition. Because such analyses, which are based upon numerous factors or events beyond the control of the parties or their respective advisors, are inherently subject to uncertainty, none of Cendant, Realogy or Duff & Phelps or any other person assumes responsibility if future results or financial condition are different from those forecast.

Cendant selected Duff & Phelps to advise the Cendant Board on the above-described matters because Duff & Phelps is a nationally recognized, independent financial advisory firm that has substantial experience in providing fairness and solvency opinions in connection with transactions similar to the distribution.

Duff & Phelps has provided certain financial advisory services to Cendant and its affiliates from time to time in connection with certain financial reporting requirements for which services Duff & Phelps has received compensation. During the past two years, Cendant paid Duff & Phelps $507,000 (which excludes any amounts paid in connection with the separation as described below) for these services. Duff & Phelps also may provide certain services to Cendant, Realogy and their respective affiliates in the future for which services Duff & Phelps expects to receive compensation.

The Duff & Phelps engagement letter with Cendant provides that, for its services, Duff & Phelps is entitled to receive from Cendant a fee of $1.2 million due and payable as follows: $200,000 upon execution of the engagement letter, $400,000 on October 31, 2005 and an aggregate of $600,000 (in three equal installments) upon notice that Duff & Phelps is prepared to deliver its respective opinions in connection with our distribution and the distributions of Wyndham Worldwide and Travelport. The engagement letter also provides that Duff & Phelps be reimbursed for its reasonable out-of-pocket expenses and be indemnified against various liabilities.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Cendant stockholders who are entitled to receive shares of Realogy common stock in the distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Cendant nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. There can be no assurance that we will continue to pay any dividend once we commence the payment of dividends.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere herein, sets forth our cash and cash equivalents, secured assets and combined capitalization as of March 31, 2006 on an historical basis and on a pro forma basis after giving effect to the following planned transactions:

•	the formation of Realogy Corporation and a contribution to Realogy of all the assets and liabilities, including the entities holding all of the assets and liabilities, of Cendant’s real estate services businesses,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a four to one distribution ratio) and the related transfer to us from Cendant of certain corporate assets and liabilities of Cendant (including certain corporate assets and liabilities for which we are expected to assume approximately 50%) (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	$600 million of planned borrowings under a new term loan facility,

•	$1,325 million of planned borrowings under a new interim loan facility,

•	$300 million of planned borrowings under a new $1,050 million revolving credit facility,

•	the funding of $14 million of estimated financing costs to be incurred in connection with the above borrowings,

•	the expected transfer of $50 million of cash to Cendant, representing the amount of cash we expect to have at the time of separation which is not needed to operate our business immediately following our separation,

•	the expected transfer of $2,225 million to Cendant, representing the proceeds received in connection with the above planned borrowings, and

•	the estimated liabilities of $71 million to reflect the estimated fair value of guarantees related to certain contingent litigation and tax liabilities and legal liabilities provided to Cendant and affiliates in connection with the separation in excess of our portion of the corporate liabilities allocated to Realogy from Cendant’s balance sheet.

In addition, such financial data also reflect an adjustment eliminating intercompany balances due to Cendant.

The unaudited pro forma combined financial statements have not been adjusted to give effect to the possible sale of Travelport, which transaction may occur only following our separation from Cendant. If Cendant were to sell Travelport, a portion of the cash proceeds from such sale would be contributed to us and utilized to reduce the indebtedness incurred by us in connection with our separation, resulting in a reduction in our pro forma interest expense. In addition, in the event of a Travelport sale, our allocable portion of Cendant’s contingent and other liabilities would increase from 50% to 62.5%.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The pro forma adjustments do not reflect estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters.

	March 31, 2006
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$147	$83

Secured assets (a)	$826	$826

Secured obligations	$743	$743

Unsecured obligations:
Revolving credit facility	—	300
Term loan	—	600
Interim loan facility	—	1,325

	—	2,225

Invested equity (b)	3,622	1,545

Total capitalization	$4,365	$4,513

(a)	Represents the portion of relocation receivables and advances, relocation properties held for sale and other related assets that collateralize our secured obligations.
(b)	Represents Cendant’s net investment (capital contributions and earnings from operations less dividends) in Realogy and accumulated other comprehensive income.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data and operating statistics. The combined statement of income data for the three months ended March 31, 2006 and 2005 and the combined balance sheet data as of March 31, 2006 have been derived from our unaudited combined condensed financial statements included elsewhere in this information statement. The combined statement of income data for each of the years in the three-year period ended December 31, 2005 and the combined balance sheet data as of December 31, 2005 and 2004 have been derived from our audited combined financial statements included elsewhere herein. The combined statement of income data for the years ended December 31, 2002 and 2001 and the combined balance sheet data as of December 31, 2003, 2002 and 2001 have been derived from the unaudited combined financial statements not included elsewhere herein. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical combined financial data and operating statistics presented below should be read in conjunction with our interim and annual combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. Our interim and annual combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from Cendant. Refer to “Unaudited Pro Forma Combined Condensed Financial Statements” for a further description of the anticipated changes.

	As of or For the Three Months Ended March 31,		As of or For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In millions, except operating statistics)
Statement of Income Data:
Net revenue	$1,422	$1,399	$7,139	$6,549	$5,532	$4,117	$1,102
Total expenses	1,336	1,276	6,101	5,548	4,672	3,574	669

Income before income taxes	86	123	1,038	1,001	860	543	433
Provision for income taxes	32	49	408	379	285	186	143
Minority interest, net of tax	—	1	3	4	6	9	15

Net income	$54	$73	$627	$618	$569	$348	$275

Balance Sheet Data:
Secured assets(a)	$826		$856	$497	$485	$101	$—
Total assets	5,709		5,439	5,015	4,769	4,051	3,166
Secured obligations	743		757	400	400	80	—
Mandatorily redeemable preferred interest	—		—	—	—	375	375
Invested equity(b)	3,622		3,567	3,552	2,973	2,405	1,520

Operating Statistics:
Real Estate Franchise Services
Closed homesale sides—franchisees(c), (d)	334,897	372,541	1,848,000	1,814,165	1,686,434	1,571,535	1,494,659
Closed homesale sides—NRT pre-acquisition(c), (e)						111,363	357,492
Average homesale price(f), (g)	$227,024	$208,412	$224,486	$197,547	$175,347	$169,727	$176,441
Average homesale brokerage commission rate(f), (h)	2.47%	2.54%	2.51%	2.56%	2.62%	2.65%	2.66%
Net effective royalty rate(f), (i)	4.78%	4.74%	4.69%	4.69%	4.77%	5.04%	5.26%
Royalty per side(j)	$276	$247	$271	$247	$228	$216	$204

Company Owned Real Estate Brokerage Services(k)
Closed homesale sides(c)	85,826	91,757	468,248	488,658	476,627	347,896
Average homesale price(g)	$490,947	$463,177	$470,538	$407,757	$341,050	$314,704
Average homesale brokerage commission rate(h)	2.47%	2.49%	2.49%	2.53%	2.58%	2.63%
Gross commission income per side(l)	$12,654	$11,963	$12,100	$10,635	$9,036	$8,535

Relocation Services
Initiations(m)	28,435	26,261	121,717	115,516	111,184	112,140	139,780
Referrals(n)	18,705	18,629	91,787	89,416	82,942	83,317	86,644

	As of or For the Three Months Ended March 31,		As of or For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In millions, except operating statistics)
Title and Settlement Services(o)
Purchase title and closing units(p)	35,781	29,323	148,316	144,699	143,827	101,252	—
Refinance title and closing units(q)	10,366	11,914	51,903	55,909	117,674	60,450	—
Average price per closing unit(r)	$1,382	$1,332	$1,384	$1,262	$1,033	$1,096	—

(a)	Represents the portion of relocation receivables and advances, relocation properties held for sale and other related assets that collateralize our secured obligations. Refer to Note 6 to the Interim Combined Condensed Financial Statements and Note 9 to the Annual Combined Financial Statements for further information.
(b)	Represents Cendant’s net investment (capital contributions and earnings from operations less dividends) in Realogy and accumulated other comprehensive income.
(c)	A closed homesale side represents either the “buy” side or the “sell” side of a homesale transaction.
(d)	These amounts include only those relating to third-party franchisees and do not include amounts relating to the Company Owned Real Estate Brokerage Services segment with the exception of amounts relating to the period January 1, 2002 through April 16, 2002 and for the entire fiscal year of 2001, representing periods prior to our acquisition of NRT on April 17, 2002.
(e)	These amounts include only those relating to the Company Owned Real Estate Brokerage Services segment for the periods prior to our acquisition of NRT on April 17, 2002.
(f)	Amounts for the Real Estate Franchise Services segment include only those amounts related to third-party franchisees and do not include amounts related to the Company Owned Real Estate Brokerage Services segment with the exception of amounts relating to the period January 1, 2002 through April 16, 2002 and for the entire fiscal year of 2001, representing periods prior to our acquisition of NRT on April 17, 2002.
(g)	Represents the average selling price of closed homesale transactions.
(h)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. Although our average homesale brokerage commission rate has moderated, the resultant impact has been offset by higher home sale prices and an increase in homesale volume.
(i)	Represents the average percentage of our franchisees’ commission revenues (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. Our net effective royalty rate continued to decline due to the fact that our larger franchisees earn greater volume incentives, which are provided in proportion to the gross commission income earned by the franchisee.
(j)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.
(k)	NRT was acquired on April 17, 2002. Its results of operations have been included from the acquisition date forward. Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.
(l)	Represents gross commission income divided by closed homesale sides.
(m)	Represents the total number of transferees served by the relocation services business.
(n)	Represents the number of referrals from which we received revenue from real estate brokers.
(o)	This business was acquired on April 17, 2002. Its results of operations have been included from the acquisition date forward.
(p)	Represents the number of title and closing units processed as a result of a home purchases.
(q)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.
(r)	Represents the average fee we earn on purchase title and refinancing title units.

In presenting the financial data above in conformity with general accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported. See “Critical Accounting Policies” included elsewhere herein for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Between January 1, 2001 and March 31, 2006, we completed a number of acquisitions, the results of operations and financial position of which have been included from their acquisition dates forward. See Note 3 to our Interim Combined Condensed Financial Statements and our Annual Combined Financial Statements for a discussion of the acquisitions for the first quarter ended March 31, 2006 and 2005 and the annual periods ended 2005, 2004 and 2003, respectively. In 2002, we acquired NRT for $230 million, which resulted in approximately $1.6 billion of goodwill, and 19 other residential real estate brokerage operations for $377 million, including Arvida Realty Services and The DeWolfe Companies, which collectively resulted in $288 million of goodwill.

NRT generated net revenue of approximately $3.1 billion and $893 million and net loss of $53 million and $55 million during 2001 and through the date we acquired the business in 2002, respectively.

On an historical basis, we incurred amortization expense related to our acquired pendings and listings intangible assets of $23 million, $16 million, $17 million and $197 million in 2005, 2004, 2003 and 2002, respectively. We did not incur any such expense in 2001.

Additionally, during 2002, we adopted the non-amortization provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Accordingly, our results of operations for 2001 include $24 million of amortization expense related to goodwill and indefinite-lived intangible assets, while our results of operations for periods following 2001 do not reflect such amortization.

We incurred restructuring and other unusual charges of $124 million in 2001, which primarily consisted of (i) $95 million related to the funding of an irrevocable contribution to an independent technology trust responsible for providing technology initiatives for the benefit of our current and future real estate franchisees and (ii) $27 million related to various strategic initiatives generally aimed at improving the overall level of organizational efficiency, consolidating and rationalizing existing processes, and reducing cost structures in our real estate franchising and relocation services businesses.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Combined Condensed Balance Sheet as of March 31, 2006 and the Unaudited Pro Forma Combined Condensed Statement of Income for the three months ended March 31, 2006 have been derived from our unaudited combined condensed financial statements included elsewhere herein. The Unaudited Pro Forma Combined Condensed Statement of Income for the year ended December 31, 2005 has been derived from our combined financial statements included elsewhere herein.

The following unaudited pro forma combined financial statements have been adjusted to give effect to the following transactions:

•	the formation of Realogy Corporation and a contribution to Realogy of all the assets and liabilities, including the entities holding all of the assets and liabilities of Cendant’s real estate services businesses,

•	the planned distribution of our common stock to Cendant stockholders by Cendant (assuming a four to one distribution ratio) and the related transfer to us from Cendant of certain corporate assets and liabilities of Cendant (including certain corporate assets and liabilities for which we are expected to assume approximately 50%) (including those relating to unresolved tax and legal matters, which may not be resolved for several years),

•	$600 million of planned borrowings under a new term loan facility,

•	$1,325 million of planned borrowings under a new interim loan facility,

•	$300 million of planned borrowings under a new $1,050 million revolving credit facility,

•	the funding of $14 million of estimated financing costs to be incurred in connection with the above borrowings,

•	the expected transfer of $50 million of cash to Cendant, representing the amount of cash we expect to have at the time of separation which is not needed to operate our business immediately following our separation,

•	estimated incremental costs associated with operating as a separate public company,

•	estimated incremental interest expense associated with the planned borrowings, which is calculated based upon expected interest rates,

•	the expected transfer of $2,225 million to Cendant, representing the proceeds received in connection with the above planned borrowings, and

•	estimated liabilities of $71 million to reflect the estimated fair value of guarantees related to certain contingent litigation and tax liabilities and legal liabilities provided to Cendant and affiliates in connection with the separation in excess of our portion of the corporate liabilities allocated to Realogy from Cendant’s balance sheet.

In addition, such financial data also reflect an adjustment eliminating intercompany balances due to Cendant.

The section entitled “The Separation,” included elsewhere herein, provides a more detailed description of the separation of Realogy from Cendant.

The Unaudited Pro Forma Combined Condensed Balance Sheet assumes that the distribution and related transactions occurred on March 31, 2006 and the Unaudited Pro Forma Combined Condensed Statement of Income assume that the distribution and related transactions occurred on January 1, 2006 for the pro forma statement of income presented for the three months ended March 31, 2006 and on January 1, 2005 for the pro forma statement of income presented for the year ended December 31, 2005.

Management believes that the assumptions used to derive the Unaudited Pro Forma Combined Condensed Financial Statements are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The Unaudited Pro Forma Combined Condensed Financial Statements have been provided for informational purposes only and are not necessarily indicative of the financial condition or results of future operations or the actual financial condition or results that would have been achieved had the transactions occurred on the dates indicated. These Unaudited Pro Forma Combined Condensed Financial Statements (together with the footnotes thereto) should be read in conjunction with the information provided under the sections entitled “Business,” “Selected Historical Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement and our audited and interim historical combined financial statements and accompanying notes thereto, also included elsewhere herein.

The Unaudited Pro Forma Combined Condensed Statements of Income do not reflect certain pre-tax charges (which are currently estimated to be in the range of $120 million to $155 million) that are either non-recurring or are not directly attributable to the separation, which will impact net income within the 12 months following the transaction, the majority of which will be non-cash. Included within such range is (i) an estimate of $40 million to $50 million relating to the acceleration of certain Cendant equity awards and (ii) an estimate of $15 million to $25 million relating to restructuring activities to be undertaken in 2006, which are expected to benefit future periods (of which $10 million to $20 million relates to our real estate brokerage business).

The unaudited pro forma combined financial statements have not been adjusted to give effect to the possible sale of Travelport, which transaction may occur only following our separation from Cendant. If Cendant were to sell Travelport, a portion of the cash proceeds from such sale would be contributed to us and utilized to reduce the indebtedness incurred by us in connection with our separation, resulting in a reduction in our pro forma interest expense. In addition, in the event of a Travelport sale, our allocable portion of Cendant’s contingent and other liabilities would increase from 50% to 62.5%.

REALOGY CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF MARCH 31, 2006

(in millions)

	Historical As Reported	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$147	$(64	)(a)	$83
Trade receivables	139	—		139
Relocation receivables and advances	751	—		751
Relocation properties held for sale	96	—		96
Deferred income taxes	58	132	(b)	190
Other current assets	118	13	(c)	131

Total current assets	1,309	81		1,390

Property and equipment, net	299	17	(c)	316
Deferred income taxes	281	(47	)(b)	234
Goodwill	3,277	—		3,277
Franchise agreements, net	342	—		342
Trademarks and other intangibles, net	68	—		68
Other non-current assets	133	14	(a)	147

Total assets	$5,709	$65		$5,774

Liabilities and invested equity
Current liabilities:
Accounts payable	$131	$—		$131
Contingent tax liability due to former parent	—	317	(e)	317
Secured obligations	743	—		743
Unsecured interim loan facility	—	1,325	(g)	1,325
Due to Cendant, net	801	(801	)(f)	—
Accrued expenses and other current liabilities	346	304	(d,i)	650

Total current liabilities	2,021	1,145		3,166

Unsecured obligations	—	900	(g)	900
Non-current liabilities	66	97	(d)	163

Total liabilities	2,087	2,142		4,229

Total invested equity	3,622	(2,077	)(h)	1,545

Total liabilities and invested equity	$5,709	$65		$5,774

REALOGY CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF MARCH 31, 2006

Adjustments

(a)	Represents the payment and capitalization of $14 million of anticipated fees and costs associated with the planned issuance of $2,225 million of debt and the transfer of $50 million of cash to Cendant.
(b)	Represents net incremental deferred tax assets (assuming a tax rate of 39%) associated with the expected transfer of certain Cendant corporate and Realogy assets, and the expected assumption of certain Cendant corporate liabilities upon separation.
(c)	Represents the expected transfer of certain corporate assets to Realogy from Cendant upon separation. The assets primarily comprise shared Cendant equipment and software that is expected to be used exclusively by Realogy employees and leasehold improvements on facilities that are expected to be occupied by Realogy employees subsequent to the separation, as well as approximately 50% of Cendant’s prepaid assets that were established in connection with general business activities and are not directly attributable to a specific Cendant business.
(d)	Represents the assumption of reserves in connection with Cendant corporate liabilities for which Realogy has agreed to pay (representing approximately 50% of certain Cendant corporate liabilities associated with legal matters and approximately 50% of Cendant’s other accrued corporate liabilities that were incurred in connection with general business activities and are not directly attributable to a specific Cendant business, as well as other liabilities of Cendant such as certain pension liabilities for which we assumed 100% and a portion of historical worker’s compensation and escheatment liabilities of Cendant). The actual amount that Realogy may be required to pay under this arrangement could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability. The pro forma adjustments do not reflect estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters.
(e)	Represents the assumption of a reserve in connection with Cendant tax contingencies for which Realogy has agreed to reimburse Cendant in the event of an adverse outcome (representing approximately 50% of Cendant’s aggregate reserve for unresolved tax matters). The actual amount that Realogy may be required to pay under this arrangement could vary depending upon the outcome of the unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability. The pro forma adjustments do not reflect estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters.
(f)	Represents the adjustment eliminating the intercompany balance due to Cendant.
(g)	Represents the expected issuance of $2,225 million of debt under the following facilities, which Realogy expects to enter into prior to the separation: (i) $1,325 million under an interim facility, which we expect to refinance on a long-term basis as soon as practicable after the separation, (ii) $600 million under a term loan facility and (iii) $300 million under a revolving credit facility. The initial proceeds received in connection with these borrowings are expected to be transferred to Cendant.
(h)

Represents reductions to equity to reflect (i) the expected transfer of $2,275 million to Cendant, which is expected to be funded through the planned issuances of debt described in (g) and transfer of $50 million of cash described in (a) above, (ii) the assumption of a $317 million reserve in connection with Cendant tax contingencies to be assumed by Realogy, as described in (e) above, (iii) the assumption of $330 million of reserves in connection with other Cendant corporate liabilities to be assumed by Realogy, as described in (d) above and (iv) the establishment of $71 million of reserves in connection with guarantees extended by Realogy to Cendant and affiliates. These reductions are partially offset by increases to equity to reflect (i) the adjustment eliminating $801 million of intercompany balances due to Cendant as described in (f) above, (ii) the expected transfer of $30 million of assets to Realogy from Cendant upon separation, as described in (c) above and (iii) $85 million representing the net tax effect of the above pro forma transactions, as described in (b) above.

(i)	Includes the estimated fair value of $71 million for guarantees extended by Realogy to Cendant and affiliates in accordance with the Separation and Distribution Agreement in excess of those liabilities recorded on Cendant’s balance sheet. These guarantees have been recorded in accordance with Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” with the assistance of third party experts. The guarantees primarily relate to certain contingent litigation liabilities, contingent tax liabilities, deferred compensation arrangements and Cendant contingent and other corporate liabilities.

REALOGY CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(in millions, except per share data)

	Historical As Reported	Adjustments		Pro Forma
Revenues
Gross commission income	$1,089	—		$1,089
Service revenue	185	—		185
Franchise fees	103	—		103
Other	45	—		45

Net revenues	1,422	—		1,422

Expenses
Commissions and other agent-related expenses	728	—		728
Operating	448	—		448
Marketing	70	—		70
General and administrative	59	16	(a)	75
Depreciation and amortization	36	1	(b)	37
Interest expense (income), net	(5)	40	(c)	35

Total expenses	1,336	57		1,393

Income before income taxes and minority interest	86	(57)		29
Provision for income taxes	32	(22	)(d)	10
Minority interest, net of tax	—	—		—

Net income	$54	$(35)		$19

Earnings per share(e)
Basic				$0.08
Diluted				$0.07
Weighted average shares outstanding(e)
Basic				251.5
Diluted				254.0	(f)

REALOGY CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

(in millions, except per share data)

	Historical As Reported	Adjustments		Pro Forma
Revenues
Gross commission income	$5,666	—		$5,666
Service revenue	764	—		764
Franchise fees	538	—		538
Other	171	—		171

Net revenues	7,139	—		7,139

Expenses
Commissions and other agent-related expenses	3,838	—		3,838
Operating	1,640	—		1,640
Marketing	282	—		282
General and administrative	212	60	(a)	272
Depreciation and amortization	136	6	(b)	142
Interest expense (income), net	(7)	148	(c)	141

Total expenses	6,101	214		6,315

Income before income taxes and minority interest	1,038	(214)		824
Provision for income taxes	408	(84	)(d)	324
Minority interest, net of tax	3	—		3

Net income	$627	$(130)		$497

Earnings per share(e)
Basic				$1.91
Diluted				$1.88
Weighted average shares outstanding(e)
Basic				260.0
Diluted				265.0

REALOGY CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND YEAR ENDED DECEMBER 31, 2005

Adjustments

(a)	Represents the incremental estimated costs associated with operating as a separate public company, partially offset by the elimination of general corporate overhead allocated by Cendant ($10 million for the three months ended March 31, 2006 and $38 million for the year ended December 31, 2005).

The estimated costs associated with operating as a separate public company of $26 million for the quarter ended March 31, 2006 and $98 million for the year ended December 31, 2005 includes: (i) $10 million and $37 million, respectively, related to staff additions and increases in salaries to replace Cendant support, which was estimated using Cendant historical costs and adjusted for current market conditions as applicable, (ii) $4 million and $15 million, respectively, related to facilities and equipment, which was estimated using Cendant historical costs and adjusted for current market conditions as applicable, (iii) $4 million and $17 million, respectively, related to legal fees (including our share of unresolved Cendant legal matters), which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (iv) $2 million and $7 million, respectively, related to information technology, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (v) $1 million and $6 million, respectively, related to insurance, which estimate was derived from a quote received from our current insurance broker based on current market conditions, (vi) $1 million and $4 million, respectively, related to Board of Directors and filing related fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (vii) $1 million and $5 million, respectively, related to audit fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (viii) $1 million and $3 million, respectively, related to the outsourcing of the payroll and accounts payable functions, which was estimated based upon written quotes received from potential providers and (ix) $1 million and $4 million, respectively, of other miscellaneous costs.

The estimated public company costs exceed the historical allocations from Cendant by $16 million for the three months ended March 31, 2006 and $60 million for the year ended December 31, 2005 which primarily reflects the development of certain infrastructures that were previously maintained at, and leveraged from, Cendant’s corporate function and other businesses.

(b)	Represents incremental depreciation we expect to incur as a separate public company due to the expected allocation of certain assets from Cendant prior to the separation.
(c)	Represents (i) the adjustment reflecting the elimination of $5 million and $9 million of interest income for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, that will no longer be earned from Cendant on intercompany cash balances held by Cendant and (ii) $35 million and $139 million of incremental interest expense for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, in connection with the planned issuance of (i) $1,325 million of debt that will replace an interim facility expected to bear interest at an assumed interest rate of 6.57%, (ii) $600 million of debt under a term loan facility expected to bear interest at LIBOR plus 55 basis points and (iii) $300 million of debt under a revolving credit facility bearing interest at LIBOR plus 35 basis points and a commitment fee of 10 basis points on the entire revolving credit facility. Assumes an average principal amount outstanding of $2,225 million and a weighted average interest rate of approximately 6.4% on the aggregate borrowings. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with these borrowings would result in additional interest expense of approximately $3 million (in the case of an increase to the rate) or a reduction to interest expense of approximately $3 million (in the case of a decrease in the rate).
(d)	Represents the income tax effects of (a), (b) and (c) above at an effective tax rate of 39%.
(e)

Earnings per share and weighted average shares outstanding reflect the estimated number of common shares we expect to have outstanding upon the completion of the distribution (based off an expected distribution ratio of one share of Realogy for every four shares of Cendant). These amounts do not reflect the full impact of Cendant accelerating the vesting provisions of outstanding equity awards, which is expected to occur on the 30th day following the completion of the second of the series of distributions by Cendant, as such impact will be calculated using balances then-outstanding, which are not currently determinable. Also, these amounts reflect the portion of outstanding equity awards that were included in Cendant’s dilutive earnings per share calculation. Additionally, immediately prior to our separation from Cendant, Cendant expects to cancel equity awards that were granted at “above-target” levels. See “Management—Employee Benefit Plans—2006 Equity and Incentive Plan—Equitable Adjustments to Outstanding Cendant Equity Based Awards,” included elsewhere in this information statement. Based upon the equity awards outstanding as of March 31, 2006 in connection with Cendant’s plan to equitably adjust its outstanding equity awards, we would have expected to issue approximately 31 million stock options and approximately 3 million shares at the date of separation.

(f)	We would have had approximately 258 million shares of common stock outstanding on a fully diluted basis as of March 31, 2006 assuming:

•	the fully diluted shares outstanding of Cendant common stock as of March 31, 2006, and the issuance of one share of Realogy common stock for every four shares of Cendant common stock;

•	we accelerate all eligible equity awards outstanding as of March 31, 2006 in the manner described in “Management—Employee Benefit Plans—Equitable Adjustments to Outstanding Cendant Equity Based Awards”; and

•	the issuance of 2.5 million shares of Realogy common stock underlying the 2006 Annual Grant of incentive awards of approximately $80 million (see “Management—Employee Benefit Plans—2006 Equity and Incentive Plan”) based upon a $32 per share trading price of Realogy’s common stock on the distribution date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Combined Financial Statements and accompanying Notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts are in millions and those relating to our results of operations are presented before taxes.

Restatement of Combined Statements of Cash Flows

We have restated our statements of cash flows to reflect income taxes payable to Cendant as effectively cash settled by us within operating cash flows with an equal offsetting adjustment to financing cash flows. The reclassification is being made to reflect the change in amounts due to Cendant on a net basis in financing activities in our statement of cash flows and had no effect on the net change in cash and cash equivalents. Accordingly, the statement of cash flows has been restated for all periods presented in the annual combined financial statements and the interim combined condensed financial statements. The restated amounts are included in Note 12 to the Interim Combined Condensed Financial Statements and Note 19 to the Annual Combined Financial Statements.

The Realogy Businesses of Cendant are global providers of real estate and relocation services. We operate in the following four segments:

•	Real Estate Franchise Services—franchises the Century 21, Coldwell Banker, ERA, Sotheby’s International Realty and Coldwell Banker Commercial brand names.

•	Company Owned Real Estate Brokerage Services—operates a full-service real estate brokerage business principally under the Coldwell Banker, ERA, Corcoran Group and Sotheby’s International Realty brand names.

•	Relocation Services—primarily offers clients employee relocation services such as homesale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services.

•	Title and Settlement Services—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with our real estate brokerage and relocation services businesses.

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies – one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts) and vehicle rental businesses. In connection with the separation, we expect to enter into a $1,325 million interim loan facility, a $1,050 million revolving credit facility and a $600 million term loan facility. At or prior to the distribution, we intend to utilize the full capacity under these facilities with the exception of $750 million, which is expected to remain available under the revolving credit facility for general corporate purposes subsequent to the distribution. The proceeds received in connection with these borrowings (approximately $2,225 million) are expected to be transferred to Cendant solely for the purpose of permitting Cendant to repay a portion of Cendant’s corporate debt. The actual amount of debt that we incur at the time of our separation may be more or less than $2,225 million depending upon the actual operating performance of Cendant and a more refined calculation of the cash outlays relating to the separation plan. In addition, the Separation and Distribution Agreement provides for a post-separation adjustment, in the event that (i) the aggregate amount of cash provided to Cendant by us, Wyndham Worldwide and Travelport from the proceeds of each company’s respective borrowings, together with Cendant’s cash, is greater or less than (ii) the amount necessary for Cendant to repay its corporate debt and, with respect to the amount transferred by Travelport, fund the actual and estimated cash expenses relating to the separation and certain other corporate obligations of Cendant. In the event that such amounts are less than the amount necessary to enable Cendant to repay its outstanding corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation, then:

(i)	to the extent of an insufficiency which is less than $100 million, at or prior to its separation Wyndham Worldwide will be required to incur additional indebtedness equal to such insufficiency and transfer such additional amounts to Cendant,

(ii)	to the extent of any such insufficiency in excess of $100 million (with the first $100 million being treated as described in clause (i) above), Wyndham Worldwide will be required to incur additional indebtedness in an amount equal to 37.5% of such insufficiency above $100 million and transfer such additional amounts to Cendant and we will be required to make a payment to Cendant, or, if our separation occurs at the same time as Wyndham Worldwide’s, we will be required to incur additional indebtedness for transfer to Cendant, in an amount equal to 62.5% of such insufficiency above $100 million,

(iii)	to the extent of any excess which is less than $100 million, the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by the amount of such excess, and

(iv)	to the extent of any such excess in excess of $100 million (with the first $100 million being treated as described in clause (iii) above), the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by an amount equal to 37.5% of such excess above $100 million and Cendant will be required to make a payment to us in an amount equal to 62.5% of such excess above $100 million, or if our separation occurs at the same time as Wyndham Worldwide’s, the amount of indebtedness we are required to incur will be reduced by an amount equal to 62.5% of such excess above $100 million.

See “The Separation—Incurrence of Debt.”

We expect to refinance borrowings under the interim loan facility as soon as practicable after the distribution. Additionally, pursuant to the Separation and Distribution Agreement, we expect to be allocated a portion of certain of Cendant’s corporate assets and assume a portion of certain of Cendant’s corporate liabilities, including those arising from unresolved tax and legal matters, which are not currently reflected on our Combined Balance Sheets (see “—Separation from Cendant and Related Transactions” and “Certain Relationships and Related Party Transaction” for more information.) The actual amount that we may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability. Additionally, generally accepted accounting principles prohibit us and Cendant from recording estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters. The benefit resulting from such matters will not be recorded within Realogy’s financial statements until realization is assured beyond a reasonable doubt.

On April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport to Cendant stockholders, Cendant is also exploring the sale of Travelport. On May 30, 2006, Cendant announced progress in its alternative plan to sell Travelport, making a sale of Travelport more likely than a distribution of common stock of Travelport to Cendant stockholders. On June 8, 2006, Cendant announced that it was exploring simultaneous distributions of Realogy and Wyndham Worldwide common stock. Unless and until Cendant enters into a definitive agreement for a sale of Travelport and such a sale is completed, the implications of a sale on our separation from Cendant cannot be fully determined. However, if Cendant were to sell Travelport, which may not occur until after our separation from Cendant, the terms of our separation, as well as Wyndham Worldwide’s separation, from Cendant would be impacted. If there were a sale of Travelport, a portion of the cash proceeds from the sale (after giving effect to certain tax liability and expenses incurred by Cendant in connection with the sale and the repayment of any Travelport indebtedness), would be contributed to us and Wyndham Worldwide and such proceeds would be utilized to reduce and/or repay the indebtedness incurred by us and Wyndham Worldwide in connection with our separations (for a detailed discussion of our planned borrowings in connection with our separation, see “Description of Material Indebtedness”). Following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock.

If the sale of Travelport occurs, the Separation and Distribution Agreement provides that Cendant’s contingent and other corporate liabilities (which would include any liabilities of Cendant incurred in connection with a Travelport sale) and assets (which would include any non-cash or deferred cash proceeds received in connection with a Travelport sale) will be reallocated such that:

•	we will assume 62.5% and Wyndham Worldwide will assume 37.5% of these contingent and other corporate liabilities of Cendant and its subsidiaries;

•	we will be entitled to 62.5% and Wyndham Worldwide will be entitled to 37.5% of these contingent and other corporate assets of Cendant and its subsidiaries; and

•	Travelport will no longer have any responsibility for or rights with respect to any of these contingent corporate or other liabilities and assets of Cendant and its subsidiaries.

Industry Trends and Our Strategy

Our businesses compete primarily in the domestic residential real estate brokerage market. Residential real estate brokerage companies typically realize revenues as a commission that is based on a percentage of the price of each home sold. As a result, the real estate brokerage industry generally benefits from rising home prices and increased volume of homesales. We believe that long-term demand for housing and the growth of our industry is primarily driven by the economic health of the domestic economy, demographic expansion, interest rates and other locally based dynamics such as household income, employment rates and demand relative to supply.

In 2005, the national median price for existing, single-family homes, as reported by NAR, was $219,600, up 12% from 2004. Since 1985, the CAGR of median home prices has increased 5.5%. From 1950 to 2004 the growth of homesale prices has been 4.8% on a compounded annual growth rate basis (not adjusted for inflation) and in no year have average national home prices declined from the prior year.

Rising home ownership rates also have a positive impact on the real estate brokerage industry. According to the United States Census Bureau, the 2005 national home ownership rate was 69%.

We are seeing a moderation of the residential real estate market in 2006 as evidenced by homesale unit volume declines in our real estate franchise services and company owned brokerage services businesses during 2006 compared to 2005. This is consistent with NAR’s June 2006 and FNMA’s May 2006 forecast of 7% and 10% decreases, respectively, in the number of existing homesales during 2006 compared to 2005 after five years of strong growth in both price and units. Their forecasts for 2007 of a 1% increase and 3% decrease, respectively, in existing homesales are further reflective of the notion that we are returning to more normal activity levels.

During the first quarter of 2006, the growth in the average price of homes sold slowed in comparison to 2005. We expect this trend to continue throughout 2006 as industry-wide inventory levels increase and the balance between supply and demand returns to more normalized levels. We also expect to see continued weakness in the number of homesale transactions in 2006 due primarily to the disparity between home sellers’ expectations on price and home buyers’ access to greater inventory allowing them to be more patient.

Despite the near term expected moderation in the number of existing home sales, we believe that the housing market will continue to benefit from expected positive long-term economic fundamentals including rises in gross domestic product (“GDP”) and historically moderate interest rates. According to Global Insight, GDP is expected to grow over the next five years. Although higher mortgage rates could impact the number of homes sold in any period, according to Global Insight, the average 30-year fixed mortgage rates are currently projected to be between 6.8% and 7.8% through 2015, compared to an average annual 30-year mortgage rate of 8.27% since 1985 according to Freddie Mac.

Consumers’ use of the Internet to search for a home has risen dramatically over time, increasing to more than 70% in 2005 from only 2% of buyers in 1995, but has not served to disintermediate traditional real estate brokers and agents from their clients. The NAR survey shows that 81% of buyers who use the Internet to search for a home actually purchase their home through a real estate agent. In contrast, only 63% of non-Internet users buy their homes through a real estate agent. In addition, the level of “For Sale by Owner” sales, where no real estate broker is used, is on a sustained decline, down to 13% in 2005 from a high of 18% in 1997.

Our strategy for earnings growth and outperforming the market is through a number of avenues including: franchise brand expansion, capitalizing on the value circle attributes of our business, acquiring brokerages, attracting more customers and improving margins through investment in technology and reducing debt.

Key Drivers of Our Businesses

Within our Real Estate Franchise Services segment and our Company Owned Real Estate Brokerage Services segment, we measure operating performance using the following key operating statistics: (i) closed homesale sides, which represents either the “buy” side or the “sell” side of a homesale transaction, (ii) average homesale price, which represents the average selling price of closed homesale transactions and (iii) average homesale brokerage commission rate, which represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. The average homesale brokerage commission rate has been declining several basis points per year over the last several years, the effect of which has historically been more than offset by increases in homesale prices. We expect the trend in average brokerage commission rates will continue. In addition, in our Real Estate Franchise Services segment, we also use the net effective royalty rate, which represents the average percentage of our franchisees’ commission revenues paid to our Real Estate Franchise Services segment as a royalty. Our Company Owned Real Estate Brokerage Services segment has a significant concentration of real estate brokerage offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts, while our Real Estate Franchise Services segment has franchised offices that are more widely dispersed across the United States. Accordingly, operating results and homesale statistics may differ between our Company Owned Real Estate Brokerage Services segment and our Real Estate Franchise Services segment based upon geographic presence and the corresponding homesale activity in each geographic region.

Within our Relocation Services segment, we measure operating performance using the following key operating statistics: (i) initiations, which represent the total number of transferees we serve and (ii) referrals, which represents the number of referrals from which we received revenue from real estate brokers. In our Title and Settlement Services segment, operating performance is evaluated using the following key metrics: (i) purchase title and closing units, which represents the number of title and closing units processed as a result of home purchases, (ii) refinance title and closing units, which represents the number of title and closing units processed as a result of homeowners refinancing their home loans, and (iii) average price per closing unit, which represents the average fee we earn on purchase title and refinancing title units.

Of these measures, closed homesale sides, average price and average broker commission rate are the most critical to our business and therefore have the greatest impact on our net income and segment “EBITDA,” which is defined as net income before depreciation and amortization, interest expense (other than interest expense relating to secured obligations), income taxes and minority interest, each of which is presented on our Combined Statements of Income. The following table sets forth the impact on segment EBITDA for the most recent full fiscal year assuming actual homesale sides and average selling price of closed homesale transactions increased or decreased by 1%, 3% or 5%.

	For the Year Ended December 31, 2005
	($ millions) Segment EBITDA	(thousands) Homesale Sides/Average Price(1)		Decline of			Increase of
				($ millions)
				5%	3%	1%	1%	3%	5%
Homesale Sides change impact on:
Real Estate Franchise Services(2)	$740	1,848	sides	$(24)	$(15)	$(5)	$5	$15	$24
Company Owned Real Estate Brokerage Services(3)	250	468	sides	(76)	(46)	(15)	15	46	76
Homesale Average Price change impact on:
Real Estate Franchise Services(2)	740	$224		(24)	(15)	(5)	5	15	24
Company Owned Real Estate Brokerage Services(3)	250	$471		(76)	(46)	(15)	15	46	76

(1)	Average price represents the average selling price of closed homesale transactions.
(2)	Increase/(decrease) relates to impact on non-company owned real estate brokerage operations only.
(3)	Increase/(decrease) represents impact on company owned real estate brokerage operations and related intercompany royalties to our real estate franchise services operations.

RESULTS OF OPERATIONS

Discussed below are our combined results of operations and the results of operations for each of our reportable segments. The reportable segments presented below represent our operating segments for which separate financial information is available and which is utilized on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segments, we also consider the nature of services provided by our operating segments. Management evaluates the operating results of each of our reportable segments based upon revenue and EBITDA. Our presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.

EBITDA includes cost allocations from Cendant representing our portion of general corporate overhead. For the three months ended March 31, 2006 and 2005, the amounts allocated were $10 million and $9 million, respectively for such costs. For the years ended December 31, 2005, 2004 and 2003 Cendant allocated $38 million, $33 million and $30 million, respectively. Cendant allocates such costs to us based on a percentage of our forecasted revenues or, in the case of our Company Owned Real Estate Brokerage Services segment, based on a percentage of revenues after agent commission expense. General corporate expense allocations include costs related to Cendant’s executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space. The allocations are not necessarily indicative of the actual expenses that would have been incurred had we been operating as a separate, stand-alone public company for the periods presented.

Three Months Ended March 31, 2006 vs. Three Months Ended March 31, 2005

Our combined results comprised the following:

	Three Months Ended March 31,
	2006	2005	Change
Net revenues	$1,422	$1,399	$23
Total expenses	1,336	1,276	60

Income before income taxes and minority interest	86	123	(37)
Provision for income taxes	32	49	(17)
Minority interest, net of tax	—	1	(1)

Net income	$54	$73	$(19)

Revenues increased $23 million (2%) for the first quarter 2006 compared with first quarter 2005 principally due to a $100 million increase in revenues as a result of acquisitions consummated during or subsequent to the first quarter of 2005, principally offset by a decrease in organic revenues in our Company owned real estate brokerage services, reflecting decreases in transaction sides volume across the real estate industry and moderating growth in the average prices of homes sold.

Total expenses, excluding agent commissions and significant acquisitions, increased $60 million (5%) principally reflecting an increase of approximately $26 million (2%) in operating, marketing and administrative expenses (apart from the increase in expenses of $91 million related to an acquisition by NRT Incorporated, our wholly-owned real estate brokerage firm and the acquisition of title and underwriting companies in Texas by the Title and Settlement Services Segment, partially offset by the reduction in real estate agent commission expenses of $57 million, each of which is discussed separately below) principally resulting from (i) $9 million of incremental expenses primarily representing inflationary increases in rent, office administration and other fixed costs within our real estate brokerage business, (ii) $6 million of expenses incurred within our real estate brokerage business primarily to support an increased number of offices, (iii) a $6 million increase in staffing and other personnel-related costs incurred within our relocation business primarily to support current and anticipated increases in volume, and (iv) other individually immaterial expense increases across the business segments. These increases were offset by (i) a $6 million reduction in incentive-based compensation in first quarter 2006 compared to first quarter 2005 and (ii) the absence of $3 million of expenses resulting from restructuring actions primarily within our real estate brokerage business in the first quarter of 2005.

Our effective tax rate decreased from 39.8% in the first quarter of 2005 to 37.2% in the first quarter of 2006 primarily due to the NRT operating loss for the first quarter of 2006 which is subject to a state income tax rate that is higher than those of other business segments.

Following is a more detailed discussion of the results of each of our reportable segments during the three months ended March 31:

	Revenues			EBITDA			Margin
	2006	2005	% Change	2006	2005	% Change	2006	2005	Change
Real Estate Franchise Services	$194	$193	1	$131	$136	(4)	68%	70%	(2)
Company-Owned Real Estate Brokerage Services	1,102	1,113	(1)	(36)	(8)	*	(3)	(1)	(2)
Relocation Services	107	104	3	15	20	(25)	14	19	(5)
Title and Settlement Services	91	65	40	7	6	17	8	9	(1)

Total Reportable Segments	1,494	1,475	1	117	154	(24)	8%	10%	(2)

Other(a)	(72)	(76)	*	—	—	*

Total Company	$1,422	$1,399	2	$117	$154	(24)

Less: Depreciation and amortization				36	30
Interest income, net				(5)	1

Income before income taxes and minority interest				$86	$123

(*)	not meaningful
(a)	Includes the elimination of transactions between segments, which consists primarily of (1) intercompany royalties of $72 million and $73 million paid by our Company-Owned Real Estate Brokerage Services segment during the first quarter of 2006 and 2005, respectively, and (ii) intercompany royalties of $3 million paid by our Title and Settlement Services segment to our Real Estate Franchise Services segment during the first quarter of 2005.

As described in the aforementioned table, EBITDA margin for total reportable segments expressed as a percentage to revenues decreased 2% for the three months ended March 31, 2006 compared to the same period in 2005. On a segment basis, the Real Estate Franchise Services segment decreased two percentage points to 68% versus the rate of 70% in the comparable prior period. The three months ended March 31, 2006 reflected a decrease in the number of homesale transactions, decreased average commission rate and a slowdown in the growth rate of the average price of homes sold. The Company Owned Real Estate Brokerage Services segment decreased two percentage points to (3%) from (1%) in the comparable prior period. The three months ended March 31, 2006 reflected a reduction in commission income earned on homesale transactions and an increase in expenses due to inflation and to support the growth in the number of offices that we operate. The Relocation Services segment decreased five percentage points to 14% from 19% in the comparable prior period primarily driven by increased costs related to investments in service and infrastructure improvements now in place versus the prior year. The Title and Settlement Services segment decreased one percentage point to 8% from 9% in the comparable prior period. The decrease in margin profitability was mainly attributable to reduced organic resale and refinancing volume and fees.

Real Estate Franchise Services

Revenues increased $1 million and EBITDA decreased $5 million for the quarter ended March 31, 2006 compared with the same quarter in 2005.

Changes in royalty revenue was attributable to a 14% decrease in the number of homesale transactions from our third-party franchisees and a decrease in the average brokerage commission rate earned by our franchises from 2.54% in first quarter 2005 to 2.47% in first quarter 2006. These decreases were partially offset by a 9% increase in the average price of homes sold, which is reflective of the supply of, and the demand for, homes in previous quarters, resulting in an overall increase in the sales prices of homes across the nation. During the first quarter of 2006, the growth in the average price of homes sold slowed in comparison to 2005. We expect this trend to continue throughout 2006 as industry-wide inventory levels increase and the balance between supply and demand returns to more normalized levels. We also expect to see continued weakness in the number of homesale transactions in 2006 due primarily to the disparity between home sellers’ expectations on price and home buyers’ access to greater inventory allowing them to be more patient. Consistent with our growth strategy, we also earned $5 million of additional revenue in connection with the licensing of our brand names in certain countries or international regions.

In addition to royalties received from our third-party franchisees, NRT continues to pay royalties to our real estate franchise business. However, these intercompany royalties, which approximated $72 million and $73 million during first quarter of 2006 and 2005, respectively, are eliminated in consolidation. See Note 9, Segment Information of Notes to Combined Condensed Financial Statements.

Company Owned Real Estate Brokerage Services

Revenues and EBITDA decreased $11 million and $28 million, respectively, for the quarter ended March 31, 2006 compared with the same quarter in 2005.

The decrease in revenues of $11 million is due to a reduction in commission revenue earned in 2006, partially offset by incremental revenues attributable to acquisitions made by NRT during or subsequent to first quarter 2005, which together contributed incremental revenues and EBITDA of $71 million and $3 million, respectively, to 2006 operating results (reflected within the EBITDA contribution is $4 million of intercompany royalties paid to the Real Estate Franchise segment which is eliminated in consolidation but does affect segment level EBITDA). Apart from these acquisitions, NRT’s revenues and EBITDA decreased $82 million and $31 million, respectively, in first quarter 2006 as compared with first quarter 2005. This decrease was substantially comprised of reduced commission income earned on homesale transactions, which was primarily driven by a 13% decline in the number of homesale transactions, partially offset by a 7% increase in the average price of homes sold. The 7% period-over-period increase in average home price is reflective of the supply of, and demand for, homes in previous quarters, resulting in an overall increase in the sales prices of homes across the nation. During the first quarter of 2006, the average price of homes sold grew, but slowed in comparison to 2005. We expect this trend to continue throughout 2006 as industry-wide inventory levels return to more normalized levels. We believe the 13% decline in homesale transactions is reflective of industry trends in the premium coastal areas we serve, particularly Florida, California and New England. EBITDA further reflects a decrease of $57 million in commission expenses paid to real estate agents, principally as a result of the reduction in revenues earned on homesale transactions. We also expect to see continued weakness in the number of homesale transactions in 2006 due primarily to the disparity between home sellers’ expectations on price and home buyers’ access to greater inventory allowing them to be more patient.

Relocation Services

Revenues increased $3 million and EBITDA decreased $5 million for the quarter ended March 31, 2006 compared with the same quarter in 2005.

The increase in revenues from our relocation services business was primarily driven by $4 million of incremental management fees and commissions earned in our international services due to increased transaction volume. The decrease in EBITDA is principally the result of a $6 million increase in staffing and other personnel-related costs subsequent to the first quarter of 2005 to support current and anticipated increases in volume.

Title and Settlement Services

Revenues and EBITDA increased $26 million and $1 million, respectively, for the quarter ended March 31, 2006 compared with the same quarter in 2005.

The increase in revenues from our title and settlement services business is primarily due to the acquisition of multiple title and underwriting companies in Texas in a single transaction in January 2006, which contributed $29 million of revenue and $2 million of EBITDA to our 2006 operating results. These entities provide title and closing services, including title searches, title insurance, homesale escrow and other closing services. Title and closing revenue, excluding the Texas acquisition, decreased $4 million principally from reduced resale and refinancing volume and fees concomitant with the decline in overall homesale transactions noted in the other businesses.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

Our combined results comprised the following:

	Year Ended December 31,
	2005	2004	Change
Net revenues	$7,139	$6,549	$590
Total expenses	6,101	5,548	553

Income before income taxes and minority interest	1,038	1,001	37
Provision for income taxes	408	379	29
Minority interest, net of tax	3	4	(1)

Net income	$627	$618	$9

During 2005, our net revenues increased $590 million (9%) principally due to (i) a $469 million (9%) increase in gross commission income earned by our company owned brokerage operations, of which $223 million (4%) represented organic growth and $246 million (5%) resulted from expanding our presence in geographically desired areas through the acquisition of significant real estate brokerage operations and (ii) a $61 million (13%) increase in franchise fees generated by our real estate franchise operations. Total expenses increased $553 million (10%) principally reflecting (i) a $344 million (10%) increase in commission and other agent-related expenses that our brokerage operations pay to real estate agents, including $179 million of expenses related to the acquisitions discussed above, and (ii) $142 million (9%) of increased operating expenses primarily to support growth in our real estate brokerage business and current and anticipated future growth in our relocation business. Our effective tax rate increased to 39.3% in 2005 from 37.9% in 2004 primarily due to an increase in state taxes. As a result of these items, our net income increased $9 million (1%). Following is a more detailed discussion of the results of each of our reportable segments:

	Revenues			EBITDA			Margin
	2005	2004	% Change	2005	2004	% Change	2005	2004	Change
Real Estate Franchise Services	$988	$904	9	$740	$666	11	75%	74%	1
Company-Owned Real Estate Brokerage Services	5,723	5,242	9	250	263	(5)	4	5	(1)
Relocation Services	495	455	9	124	126	(2)	25	28	(3)
Title and Settlement Services	316	303	4	53	62	(15)	17	20	(3)

Total Reportable Segments	7,522	6,904	9	1,167	1,117	4	16%	16%	—

Other(a)	(383)	(355)	*	—	(2)	*

Total Company	$7,139	$6,549	9	1,167	1,115	5

Less:Depreciation and amortization				136	120
Interest income, net				(7)	(6)

Income before income taxes and minority interest				$1,038	$1,001

(*)	Not meaningful.
(a)	Includes the elimination of transactions between segments, which consists primarily of (i) intercompany royalties of $369 million and $341 million paid by our Company Owned Real Estate Brokerage Services segment to our Real Estate Franchisee Services segment during 2005 and 2004, respectively, and (ii) intercompany royalties of $14 million paid by our Title and Settlement Services segment to our Real Estate Franchise Services segment during both 2005 and 2004.

As described in the aforementioned table, EBITDA margin for total reportable segments expressed as a percentage to revenues was unchanged in 2005 and 2004 at 16%. On a segment basis, the Real Estate Franchise Services segment increased one percentage point to 75% over the 2004 rate of 74% primarily attributable to increased royalties resulting from both increases in the average price and volume of homes sold, which leveraged the fixed cost base contributing to increased margin rates. The Company Owned Real Estate Brokerage Services segment decreased one percentage point to 4% from 5% in 2005 versus 2004 primarily due to lower commission income driven by comparatively lower transaction sides and average broker commission rates and increases in operating costs. Both the Relocation Services and Title and Settlement Services segments had declines of three percentage points in 2005 versus 2004 reflecting margins of 25% and 17% and 28% and 20%, respectively. This is primarily due to investments in service levels and infrastructure that occurred during 2005 that are discussed further below.

Real Estate Franchise Services

Revenues and EBITDA increased $84 million (9%) and $74 million (11%), respectively, in 2005 compared with 2004.

We franchise our real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. We provide operational and administrative services, tools and systems to franchisees, which are designed to assist franchisees in achieving increased revenue and profitability. Such services include national and local advertising programs, listing and agent-recruitment tools, training and volume purchasing discounts through our preferred vendor programs. Franchise revenue principally consists of royalty and marketing fees from our franchisees. The royalty received is primarily based on a percentage of the franchisee’s commissions and/or gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon close of the homesale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. Franchise revenue also includes initial franchise fees, which are generally non-refundable and are recognized by us as revenue when all material services or conditions relating to the sale have been substantially performed (generally when a franchised unit opens for business). Royalty increases are recognized with little or no corresponding increase in expenses due to the significant operating leverage within the franchise operations. In addition to royalties received from our third-party franchisees, NRT continues to pay royalties to the Real Estate Franchise Services segment. However, these intercompany royalties, which approximated $369 million and $341 million (a $28 million increase) during 2005 and 2004, respectively, are eliminated in consolidation through the Other segment and therefore have no impact on combined revenues but does contribute to segment level revenues and EBITDA. Apart from the intercompany royalties received from NRT, we generated $52 million (11%) of incremental royalty revenue in 2005 as compared with 2004. Such growth was primarily driven by a 14% increase in the average price of homes sold and by a 2% increase in the number of homesale transactions from our third-party franchisees. The 14% increase in average price is reflective of the supply of, and the demand for, homes in previous quarters, resulting in an overall increase in the sales prices of homes across the nation. We expect this trend to continue to moderate throughout 2006 as industry-wide inventory levels have increased and the balance between supply and demand has returned to more normalized levels. The increase in the number of homesale transactions is due principally to an increase in closed sides related to new franchisees partially offset by sides lost due to termination or acquisition of franchises. Such increases were partially offset by a 2% decrease in the average brokerage commission rate earned by our franchisees on homesale transactions, which declined from 2.56% in 2004 to 2.51% in 2005. The overall net effective royalty rate we earn on commission revenue generated by our franchisees remained flat year-over-year.

Consistent with our growth strategy, we also earned $7 million of additional revenue in connection with the license of the Sotheby’s brand name in certain countries or international regions.

We also earn marketing fees from our franchisees and utilize such fees to fund advertising campaigns on behalf of our franchisees. In arrangements under which we do not serve as an agent in coordinating advertising campaigns, marketing revenues are accrued as the revenue is earned, which occurs as related marketing expenses are incurred. We do not recognize revenues or expenses in connection with marketing fees we collect under arrangements in which we function as an agent on behalf of our franchisees. During 2005, marketing revenues decreased $7 million, which was offset in EBITDA by a corresponding decrease in marketing expenses we incurred.

EBITDA further reflects $7 million of incremental commissions and compensation costs associated with increased sales of domestic and international franchisees in 2005 and $6 million of increased legal fees.

Company Owned Real Estate Brokerage Services

Revenues increased $481 million (9%), while EBITDA decreased $13 million (5%) in 2005 compared with 2004.

As an owner-operator of real estate brokerages, we assist home buyers and sellers in listing, marketing, selling and finding homes. We earn commissions for these services, which are recorded upon the closing of a real estate transaction (i.e., purchase or sale of a home), which we refer to as gross commission income. We then pay commissions to real estate agents, which are recognized concurrently with associated revenues. A core part of our growth strategy is the acquisition of other real estate brokerage operations. Our acquisitions of significant real estate brokerage operations subsequent to January 1, 2004 contributed incremental revenues and EBITDA of $249 million and $8 million, respectively, to 2005 operating results (reflected within the EBITDA contribution is $15 million of intercompany royalties paid to the Real Estate Franchise segment, which is eliminated in consolidation but does affect segment level EBITDA).

Apart from these acquisitions, revenues increased $232 million (4%) and EBITDA declined $21 million (8%) in 2005 as compared with 2004. The increase in revenues was substantially comprised of higher commission income earned on homesale transactions, which was primarily driven by a 14% increase in the average price of homes sold, partially offset by (i) a 7% decline in the number of homesale transactions and (ii) a 2% decline in the average broker commission rate earned on homesale transactions. The 14% increase in average price is reflective of the supply of, and demand for, homes in previous quarters, resulting in an overall increase in the sales prices of homes across the nation. We expect this trend to continue to moderate throughout 2006 as industry-wide inventory levels have increased and the balance between supply and demand has returned to more normalized levels. We believe the 7% decline in homesale transactions is reflective of industry trends in the premium coastal markets we serve, particularly Florida, California and New England.

Apart from expenses incurred by the acquired real estate brokerage operations mentioned above, EBITDA further reflects (i) $165 million of incremental commission expenses paid to real estate agents as a result of the incremental revenues earned on homesale transactions, as well as a higher average commission rate paid to real estate agents in 2005 due to the progressive nature of revenue-based agent commission schedules, (ii) a $31 million increase in expenses primarily representing inflationary increases in rent, office administration and other fixed costs, (iii) a $23 million increase in expenses incurred to support growth in the number of offices we operate, (iv) a $17 million increase in marketing expenses due to additional campaigns in 2005 and (v) a $13 million increase in intercompany royalties paid to the Real Estate Franchise Services segment, which is eliminated in consolidation but does affect segment level EBITDA.

In 2006, we expect to undertake certain restructuring actions, primarily focused on the consolidation of certain sales offices and the rationalization of staffing levels, which are expected to benefit future periods. As a result, we anticipate recording related expenses for facility closures, lease termination costs and severance related benefits of terminated employees in the range of $10 million to $20 million.

Relocation Services

Revenues increased $40 million (9%), while EBITDA decreased $2 million (2%) in 2005 compared with 2004.

We provide relocation services to corporate and government clients for the transfer of their employees. Such services include the purchasing and/or selling of a transferee’s home, providing home equity advances to transferees (generally guaranteed by the corporate client), expense processing, arranging household goods moving services, home-finding and other related services. We earn revenues from fees charged to clients for the performance and/or facilitation of these services and recognize such revenue on a net basis as services are provided, except for instances in which we assume the risk of loss on the sale of a transferring employee’s home. In such cases, revenues are recorded on a gross basis as earned with associated costs recorded within operating expenses. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client; however, as discussed above, in certain instances we will assume the risk of loss which represented approximately 15% of 2005 homesale transactions. Such risk of loss occurs because we purchase the house from the transferee and bear both the carrying costs and risk of change in home value on the sales to the ultimate third party buyer. When the risk of loss is assumed, we record the value of the home on our Combined Balance Sheets within the relocation properties held for sale line item. The difference between the actual purchase price paid to the transferee and proceeds received on the sale of the home is recorded within operating expenses on our Combined Statements of Income. For all homesale transactions, the value paid to the transferee is either the value per the underlying third party buyer contract with the transferee, which results in no gain or loss to us, or the appraised value as determined by independent appraisers. We generally earn interest income on the funds we advance on behalf of the transferring employee, which is recorded as earned until the point of repayment by the client. Additionally, we earn revenue from real estate brokers and other third-party service providers. We recognize such fees from real estate brokers at the time our obligations are complete. For services where we pay a third-party provider on behalf of our clients, we generally earn a referral fee or commission, which is recognized at the time of completion of services.

During 2005, we earned incremental referral fees of $26 million (16%) primarily due to a 13% increase domestically in the average fee per referral and a 3% increase in referral volume. We also earned an additional $12 million (28%) of incremental management fees and commissions from services provided internationally due to increased transaction volume. The increases in referral and transaction volumes in 2005 were primarily related to a 5% increase in initiations. Additionally, revenues we earned under relocation arrangements where we retain the risk of loss on transferees’ homes increased $8 million (8%) primarily due to a 12% increase in home values, partially offset by an 8% decline in volume. These increases were partially offset by a $5 million reduction in net interest income we earned in 2005 due to higher interest and related costs we incurred as a result of utilizing available capacity under our secured financing facilities.

EBITDA further reflects (i) a $30 million increase in expenses primarily in staffing to support the increases in volume discussed above and other personnel-related costs, (ii) a $7 million increase in other expenses partially related to infrastructure improvements and (iii) a $4 million increase in expenses related to incremental commissions and other expenses attributable to the increased home values associated with transactions where we retain the risk of loss on transferees’ homes.

Title and Settlement Services

Revenues increased $13 million (4%), while EBITDA decreased $9 million (15%) in 2005 compared with 2004.

We provide title and closing services, which include title search procedures for title insurance policies, home sale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a homesale transaction or refinancing closes. We provide many of these services to third party clients in connection with transactions generated by our company owned real estate brokerage and relocation services businesses.

During 2005, we earned incremental title and closing revenues of $23 million primarily due to a 10% increase in the average price per closing unit and a 2% increase in purchase title and closing units, partially offset by a 7% decrease in refinance title and closing units. These increases in revenue were partially offset by the absence in 2005 of a $7 million gain recorded during 2004 on the sale of certain non-core assets.

EBITDA further reflects (i) $14 million of incremental costs associated with the increased volume in our purchase title and closing business and (ii) $7 million of incremental costs related to developing and enhancing certain infrastructures that were previously maintained at and leveraged from Cendant’s former mortgage business.

EBITDA for both 2005 and 2004 include $14 million of intercompany royalties paid to the Real Estate Franchises Services segment. Beginning in January 2006, the Title and Settlement Services segment will no longer remit such amounts to the Real Estate Franchise Services segment.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

Our combined results comprised the following:

	Year Ended December 31,
	2004	2003	Change
Net revenues	$6,549	$5,532	$1,017
Total expenses	5,548	4,672	876

Income before income taxes and minority interest	1,001	860	141
Provision for income taxes	379	285	94
Minority interest, net of tax	4	6	(2)

Net income	$618	$569	$49

During 2004, our net revenues increased approximately $1.0 billion (18%) principally due to (i) an $890 million (21%) increase in gross commission income earned by our brokerage operations, of which $672 million (16%) represented organic growth and $218 million (5%) resulted from expanding our presence in geographically desired areas through the acquisition of significant real estate brokerage operations and (ii) a $76 million (19%) increase in franchise fees generated by our franchise operations. Total expenses increased $876 million (19%) principally reflecting (i) a $625 million (22%) increase in commission and other agent-related expenses that our brokerage operations pay to real estate agents, including $154 million of expenses related to the acquisitions discussed above, and (ii) $152 million (11%) of increased operating expenses primarily to support growth in our real estate brokerage and current and anticipated future growth in our relocation businesses. Our effective tax rate increased to 37.9% in 2004 from 33.1% in 2003 primarily due to the absence in 2004 of a benefit recorded in 2003 relating to a mandatorily redeemable preferred interest. As a result of these items, our net income increased $49 million (9%). Following is a more detailed discussion of the results of each of our reportable segments:

	Revenues			EBITDA			Margin
	2004	2003	% Change	2004	2003	% Change	2004	2003	Change
Real Estate Franchise Services	$904	$763	18	$666	$582	14	74%	76%	(2)
Company-Owned Real Estate Brokerage Services	5,242	4,350	21	263	188	40	5	4	1
Relocation Services	455	412	10	126	113	12	28	27	1
Title and Settlement Services	303	314	(4)	62	50	24	20	16	4

Total Reportable Segments	6,904	5,839	18	1,117	933	20	16%	16%	—

Other(a)	(355)	(307)	*	(2)	(1)	*

Total Company	$6,549	$5,532	18	1,115	932	20

Less: Depreciation and amortization				120	110
Interest income, net				(6)	(38)

Income before income taxes and minority interest				$1,001	$860

(*)	Not meaningful.
(a)	Includes the elimination of transactions between segments, which consists primarily of (i) intercompany royalties of $341 million and $288 million paid by our Company Owned Real Estate Brokerage Services segment to our Real Estate Franchisee Services segment during 2004 and 2003, respectively, and (ii) intercompany royalties of $14 million and $15 million paid by our Title and Settlement Services segment to our Real Estate Franchise Services segment during 2004 and 2003, respectively.

As described in the aforementioned table, EBITDA margin for total reportable segments expressed as a percentage to revenues was unchanged for the periods ended 2004 and 2003 at 16%. On a segment basis, the Real Estate Franchise Services segment decreased two percentage points to 74% versus the 2003 rate of 76%. Increases in average price and volume which typically leverage margin percentages favorably in this segment were negatively impacted on a comparative basis by the absence of a reduction in a legal reserve due to a favorable resolution of certain litigation in 2004 versus 2003 as well as incremental administrative related operating costs in 2004 associated with creating the Sotheby’s International Realty franchise system. The Company Owned Real Estate Brokerage Services segment increased one percentage point to 5% from 4% in 2004 versus 2003 primarily due to the average price of homes sold increasing at a faster pace than operating expenses. The Relocation Services segment increased one percentage point to 28% in 2004 versus 27% in 2003 primarily driven principally by increased volume levels and reduced interest cost. The Title and Settlement Services segment increased four percentage points to 20% in 2004 versus 16% in 2003. The rise in margin profitability was mainly attributable to a non-operating gain related to an asset sale partially offset by the consolidation of a variable interest entity.

Real Estate Franchise Services

Revenues and EBITDA increased $141 million (18%) and $84 million (14%), respectively, in 2004 compared with 2003.

Royalty revenues generated from our third-party franchise affiliates (which excludes royalties received from NRT) increased $71 million (18%) during 2004 as compared with 2003. Such growth was primarily driven by a 13% increase in the average price of homes sold and an 8% increase in the number of homesale transactions for our third-party franchisees. Such increases were partially offset by (i) a 2% decrease in the average brokerage commission rate earned by our franchisees on homesale transactions, which declined from 2.62% in 2003 to 2.56% in 2004, and (ii) a 2% decrease in the net effective royalty rate we earn on commission revenue generated by such franchisees. The 13% increase in average price is reflective of the supply of, and the demand for, homes resulting in an overall increase in the sales prices of homes across the nation. The 8% increase in transaction volume is also consistent with overall trends in the real estate industry. In addition to royalties received from our third-party franchisees, we received intercompany royalties of $341 million and $288 million from NRT during 2004 and 2003, respectively, representing an increase of $53 million (18%). These intercompany royalties amounts are eliminated in consolidation through the Other segment and therefore have no impact on our combined revenues but do contribute to segment-level revenues and EBITDA.

We also recognized $21 million of incremental marketing revenues, which was offset in EBITDA by a corresponding increase in marketing expenses we incurred during 2004.

EBITDA further reflects (i) the absence of an $11 million credit recorded in 2003 reflecting the favorable resolution of a legal contingency, (ii) $9 million of increased expenses primarily associated with training and other services that we provided to our franchisees, (iii) $6 million associated with the write-off of certain assets received in connection with a legal matter that settled in 2003, (iv) $6 million of higher incentive-based compensation expense in 2004 and (v) $4 million of incremental marketing expenditures associated with increasing recognition of the Sotheby’s brand.

Company Owned Real Estate Brokerage Services

Revenues and EBITDA increased $892 million (21%) and $75 million (40%), respectively, in 2004 compared with 2003.

Our acquisitions of significant real estate brokerage operations subsequent to January 1, 2003 contributed incremental revenues and EBITDA of $223 million and $2 million, respectively, to 2004 operating results (reflected within the EBITDA contribution is $13 million of intercompany royalties paid to the Real Estate Franchise segment). Apart from these acquisitions, revenues and EBITDA increased $669 million (15%) and $73 million (39%), respectively, in 2004 as compared with 2003. The increase in revenues was substantially comprised of higher commission income earned on homesale transactions, which was primarily driven by a 16% increase in the average price of homes sold, partially offset by a 2% decrease in the average brokerage commission rate earned on homesale transactions. The number of homesale transactions remained relatively constant year-over-year. The 16% increase in average price was driven by an overall industry-wide increase in the market prices of homes and stronger volume of higher-priced home sales in 2004 compared with 2003.

Apart from expenses incurred by the acquired real estate brokerage operations mentioned above, EBITDA further reflects (i) $471 million of incremental commission expenses paid to real estate agents as a result of the incremental revenues earned on homesale transactions, as well as a higher average commission rate paid to real estate agents in 2004 due to variances in the geographic mix of home sales and the progressive nature of revenue- based agent commission schedules, (ii) a $40 million increase in intercompany royalties paid to the Real Estate Franchise Services segment, (iii) a $26 million increase in expenses primarily representing inflationary increases in rent, office administration and other fixed costs, (iv) a $25 million increase in marketing expenses due to additional campaigns in 2004, (v) a $20 million increase in expenses incurred to support growth in the number of offices we operate and (vi) $16 million of additional incentive expenses related to increased profitability of our brokerage offices.

Relocation Services

Revenues and EBITDA increased $43 million (10%) and $13 million (12%), respectively, in 2004 compared with 2003, primarily due to $30 million (22%) increase in referral fees principally resulting from a 14% increase domestically in the average fee per referral and an 8% increase in referral volume. We also earned $4 million (9%) of incremental management fees and commissions from services provided internationally due to increased transaction volume. The increases in referral and transaction volumes results from a 4% increase in initiations. Additionally, revenues we earned under relocation arrangements where we retain the risk of loss on transferees’ homes increased $12 million (13%) primarily due to a 9% increase in home values and a 3% increase in volume. We also generated $5 million of additional net interest income in 2004 due to a reduction in interest and related costs we incurred as a result of not fully utilizing available capacity under our secured borrowing facilities, which we utilize to advance funds on behalf of our clients. Partially offsetting the revenue increases were (i) a $6 million decrease in domestic management fees earned on homesale transactions and (ii) a $5 million decrease in intercompany fees previously received from the title and settlement services business for referrals, due to a new intercompany agreement established in 2003.

EBITDA further reflects (i) a $21 million increase in staffing and other personnel-related costs primarily incurred to support increased volume in 2004 and anticipated future growth and (ii) a $5 million increase in expenses related to incremental commissions and other expenses attributable to the increased home values associated with transactions where we retain the risk of loss on transferees’ homes.

Title and Settlement Services

Revenues decreased $11 million (4%) while EBITDA increased $12 million (24%) in 2004 compared with 2003. During 2004, we earned $26 million less title and closing revenue primarily due to a 52% decline in refinance title and closing units, partially offset by (i) a 22% increase in the average price per closing unit and (ii) a 1% increase in purchase title and closing units. The 52% decline in refinance volume was largely the result of interest rates increasing from the historical lows experienced in 2003. Partially offsetting the reduced title and closing revenue were (i) the effect of consolidating a variable interest entity in 2003 pursuant to FASB Interpretation No. 46, which resulted in incremental revenues of $9 million and (ii) a $7 million gain recorded on the sale of certain non-core assets in 2004.

EBITDA further reflects $23 million of reduced costs associated with the decreased volume in our refinance business and a $3 million credit related to the adjustment of a previously established litigation contingency reserve resulting from a change in estimates. These decreases were partially offset by incremental expenses of $5 million resulting from the consolidation of a variable interest entity discussed above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION

	March 31, 2006	December 31, 2005	Change	December 31, 2005	December 31, 2004	Change
Total assets	$5,709	$5,439	$270	$5,439	$5,015	$424
Total liabilities	2,087	1,872	215	1,872	1,463	409
Invested equity	3,622	3,567	55	3,567	3,552	15

For the quarter ended March 31, 2006, total assets increased $270 million primarily due to (i) $123 million of additional intangible assets resulting from acquisition activity within our title and settlement services and brokerage businesses and (ii) $111 million of cash and cash equivalents principally due to acquired cash equivalents at our title and settlement services business and timing differences in the investing of excess cash balances. Total liabilities increased $215 million principally due to increased intercompany payables with Cendant of $361 million to fund our operations and acquisitions that occurred during the quarter partially offset by seasonal decreases in current liabilities of $159 million. Total invested equity increased $55 million driven by net income earned during the period ended March 31, 2006.

For the year ended December 31, 2005, total assets increased $424 million primarily due to (i) $112 million of additional relocation receivables and advances principally resulting from increased volume and higher home values and (ii) an increase of $245 million in goodwill principally resulting from acquisition activity in 2005 within our brokerage operations. Total liabilities increased $409 million primarily due to $357 million of additional secured borrowings by our relocation business as a result of fully utilizing available capacity in 2005 (see “Liquidity and Capital Resources—Financial Obligations” for a detailed discussion). Invested equity increased $15 million principally due to $627 million of net income generated during 2005, which was substantially offset by a $609 million non-cash dividend to Cendant during 2005 reflecting the forgiveness of certain intercompany receivables due from PHH Corporation, a former subsidiary of Cendant, which was spun-off to Cendant stockholders on January 31, 2005. See Note 16, Related Party Transactions—Distribution of Capital to Cendant in the Notes to the Annual Combined Financial Statements for additional information related to such transactions.

LIQUIDITY AND CAPITAL RESOURCES

Currently, our financing needs are supported by cash generated from operations with the exception of funding requirements of our relocation business where we issue secured obligations to finance relocation receivables and advances and relocation properties held for sale. Upon completion of the new financings, our liquidity will be further augmented through available capacity under our new revolving credit facility and we believe that access to this facility and our current liquidity vehicles will be sufficient to meet our ongoing needs.

Cash Flows

At March 31, 2006, we had $147 million of cash and cash and equivalents, an increase of $73 million compared to the balance of $74 million at March 31, 2005. At December 31, 2005, we had $36 million of cash on hand, a decrease of $22 million from $58 million at December 31, 2004. The following table summarizes our cash flows for the quarters ended March 31 2006 and 2005 and years ended December 31, 2005 and 2004:

	Quarter Ended March 31,			Year Ended December 31,
	2006	2005	Change	2005	2004	Change
Cash provided by (used in):
Operating activities	$(77)	$(151)	$74	$617	$703	$(86)
Investing activities	(147)	(155)	8	(423)	(271)	(152)
Financing activities	335	322	13	(216)	(405)	189

Net change in cash and cash equivalents	$111	$16	$95	$(22)	$27	$(49)

Three Months Ended March 31, 2006 vs. Three Months Ended March 31, 2005

During the three months ended March 31, 2006, we used $74 million less cash for operations as compared to the same period in 2005. Such change principally reflects the absence of a deferred tax benefit in 2006 and incremental cash inflows from relocation related accounts of $24 million driven by the quarter over quarter decrease in our U.K. funded homes in inventory offset by relatively weaker operating results and timing differences in working capital balances of $66 million.

During the three months ended March 31, 2006 versus the same period in 2005, we used $8 million less cash for investing activities. Such change is comprised of reduced cash outflows at our relocation services business of $89 million due to the reduction of restricted cash funding, partially offset by increased cash outflows at our brokerage and title and settlement services businesses of $78 million due to increased acquisition activity.

During the three months ended March 31, 2006 versus the same period in 2005, we received $13 million more cash from financing activities. This is principally due to the increase in net funding from Cendant of $221 million, partially offset by the absence of incremental secured borrowings in the current period at our relocation services business as a result of fully utilizing available capacity in 2005. There were no dividends paid to Cendant during the three months ended March 31, 2006 or 2005.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

During 2005, we generated $86 million less cash from operating activities as compared with 2004. Such change principally reflects incremental cash outflows of $126 million related to relocation receivables and advances and relocation properties held for sale principally due to increases in volume and higher home values, which resulted in greater advances on behalf of our relocation clients. These incremental cash outflows were partially offset by stronger operating results in 2005 when adjusted for non-cash items.

During 2005, we used $152 million more cash for investing activities in comparison with 2004. The increase in cash outflows primarily relates to (i) $62 million of incremental cash outflows associated with funds we are required to set aside in connection with our real estate brokerage operations and the secured borrowing arrangements of our relocation services business and (ii) an increase of $44 million in capital expenditures, the majority of which relates to leasehold improvements and information technology expenditures for new offices within our real estate brokerage operations. We anticipate aggregate capital expenditure investments for 2006 to approximate $90 million to $110 million.

During 2005, we used $189 million less cash for financing activities as compared with 2004. Such change principally reflects (i) incremental secured borrowings of $357 million within our relocation business as a result of fully utilizing available capacity in 2005 (see “Liquidity and Capital Resources—Financial Obligations” for a detailed discussion) and (ii) a decrease of $38 million in dividends paid to Cendant during 2005. Such decrease was partially offset by an increase of $224 million in intercompany funding to Cendant due to activities in the normal course of business.

In connection with our separation from Cendant, we expect to incur substantial costs, which are not reflected in our historical cash flow activity, to operate as a separate public company. See the section entitled “Separation from Cendant and Related Transactions” for a more information concerning these costs. Additionally, upon distribution of our common stock to Cendant stockholders, we expect to assume and be responsible for 50% (or 62.5% in the event of a sale of Travelport) of certain Cendant corporate liabilities, including those relating to unresolved tax and legal matters. As such, we may be required to make material cash payments to Cendant in the future. However, the actual amount that we may be required to record and pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability. Additionally, we may be entitled to receive compensation from Cendant upon the positive resolution of certain unresolved Cendant matters. See “Certain Relationships and Related Party Transactions” and “Separation from Cendant and Related Transactions” for more information.

Financial Obligations

Indebtedness pre Separation

Our indebtedness, all of which is secured by collateralizing assets consisted of:

	March 31, 2006	December 31,
		2005	2004
Cendant Mobility Client-Backed Relocation Receivables Funding LLC	$510	$513	$400
Kenosia Funding LLC	111	109	—
U.K. Relocation Receivables Funding Limited	122	135	—

	$743	$757	$400

At December 31, 2005, available capacity under these borrowing arrangements was as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity (1)
Cendant Mobility Client-Backed Relocation Receivables Funding LLC	May 2007	$550	$513	$37
Kenosia Funding LLC	May 2007	125	109	16
U.K. Relocation Receivables Funding Limited	September 2008	172	135	37
Short-term borrowing facilities(2)	Various	535	—	535

		$1,382	$757	$625

(1)	Capacity is subject to maintaining sufficient assets to collateralize these secured obligations.
(2)	Total capacity at December 31, 2005 was $535 million. Additional short-term borrowing capacity of $50 million and $65 million was secured in January 2006 and April 2006, respectively. The $50 million facility was subsequently reduced in May 2006 to $15 million resulting in total capacity of $615 million.

We issue secured obligations through Cendant Mobility Client-Backed Relocation Receivables Funding, LLC and, beginning in 2005, Kenosia Funding, LLC and U.K. Relocation Receivables Funding Limited. These three entities are consolidated bankruptcy remote special purpose entities that are utilized to securitize relocation receivables generated from advancing funds on behalf of clients of our relocation business in order to facilitate the relocation of their employees. The secured obligations issued by these entities are non-recourse to us and, as of March 31, 2006, were collateralized by $826 million of underlying relocation receivables (which we continue to service) and other related assets, including in certain instances relocation properties held for sale. These collateralizing assets are not available to pay our general obligations. The secured obligations issued by Cendant Mobility Client-Backed Relocation Receivables Funding, LLC represent floating rate notes for which the weighted average interest rate was 4%, 2% and 1% for 2005, 2004 and 2003, respectively. The secured obligations issued by Kenosia Funding, LLC represent floating rate debt for which the weighted average interest rate was 4% for 2005. The secured obligations issued by U.K. Relocation Receivables Funding Limited represent floating rate debt for which the weighted average interest rate was 5% for 2005. Interest expense incurred in connection with borrowings under these three facilities amounted to $24 million, $8 million and $2 million during 2005, 2004 and 2003, respectively. The Cendant Mobility Client-Backed Relocation Receivables Funding LLC and Kenosia Funding LLC facilities are subject to annual renewal and were renewed through May 2007.

In addition, within our title and settlement services and company owned real estate brokerage operations, we act as an escrow agent for numerous customers. As an escrow agent, we receive money from customers to hold on a short-term basis until certain conditions of the homesale transaction are satisfied. We do not have access to these funds for our use. However, through our title and settlement services and company owned real estate brokerage operations, we maintain short-term borrowing facilities that provide for borrowings of up to $535 million as of December 31, 2005. Additional capacity of $80 million was secured during 2006 providing total capacity of $615 million. Net amounts earned under these arrangements approximated $3 million and $2 million for the three months ended March 31, 2006 and 2005, respectively. We invest such borrowings in high quality short-term liquid investments. Any outstanding borrowings under these facilities are callable by the lenders at any time. These facilities are renewable annually and are not available for general corporate purposes. Net amounts earned under these arrangements approximated $9 million, $4 million and $2 million for the years ended December 31, 2005, 2004 and 2003, respectively. There were no outstanding borrowings under these facilities at March 31, 2006 or December 31, 2005 or 2004.

Pro Forma Indebtedness Post Separation

The following table reflects our indebtedness (and related collateralizing assets) as of March 31, 2006 after giving affect to the planned debt issuances in connection with the distribution, which are described in more detail in the section entitled “Description of Material Indebtedness” included elsewhere in this information statement.

	As of March 31, 2006	Planned Issuances/ Borrowings		Pro Forma
Secured assets (a)	$826	$—		$826

Secured obligations	$743	$—		$743

Unsecured debt (b):
Revolving credit facility	—	300	(c)	300
Term loan	—	600	(d)	600
Interim loan facility	—	1,325	(e)	1,325

	—	2,225		2,225

	$743	$2,225		$2,968

(a)	Represents the portion of relocation receivables and advances ($751 million) and relocation properties held for sale ($96 million) that collateralize our outstanding secured obligations.
(b)	The pro forma unsecured debt does not reflect the potential utilization of proceeds from a sale of Travelport to repay or reduce indebtedness.
(c)	Represents borrowings under a 5-year, $1,050 million revolving credit facility, that bears interest at LIBOR plus 35 basis points. The interest rate spread will increase to 45 basis points on any borrowings in excess of $525 million and such spread is dependent on our credit ratings. There is also a commitment fee of 10 basis points on the entire facility.
(d)	Represents borrowings under a 5-year term loan, which bears interest at LIBOR plus 55 basis points and can be prepaid without penalty at our option at any time.
(e)	Represents borrowings under an interim loan facility, which is due in 2007 and bears interest at LIBOR plus 55 basis points.

Our new borrowing facilities will contain restrictive covenants, including restrictions on indebtedness of material subsidiaries, mergers and certain sales of assets, limitations on liens, liquidations, and sale and leaseback transactions, and the maintenance of certain financial ratios. See “Description of Material Indebtedness” included elsewhere in this information statement for a description of these restrictive covenants.

LIQUIDITY RISK

Our liquidity position may be negatively affected by unfavorable conditions in the real estate or relocation market, including adverse changes in interest rates and access to our relocation asset-backed facilities, which may be limited if we were to fail to renew any of the facilities on their renewal dates or if we were to fail to meet certain ratios, which may occur in certain instances if the credit quality of the underlying receivables deteriorates.

After giving effect to the separation, our borrowing facilities have been rated BBB and Baa2 by Standard & Poor’s and Moody’s, respectively. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

SEASONALITY

Our businesses are subject to seasonal fluctuations. Historically, operating statistics and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as rent and personnel, are fixed and cannot be reduced during a seasonal slowdown.

SEPARATION FROM CENDANT AND RELATED TRANSACTIONS

Concurrently with our separation from Cendant, we expect to enter into a Transition Services Agreement with Cendant, Wyndham Worldwide and Travelport to provide for an orderly transition to being an independent company. Under the Transition Services Agreement, Cendant expects to agree to provide us with various services, including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, telecommunications services and information technology services.

In certain cases, services provided by Cendant under the transition services agreement may be provided by one of the separated companies following the date of such companies’ separation from Cendant. Under the Transition Services Agreement, the cost of each transition service is expected to generally reflect the same payment terms and be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on our accompanying Combined Financial Statements. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of our company and the subsequent distributions of certain of our affiliated business units. Unless specifically indicated below, all services to be provided under the Transition Services Agreement are expected to be provided for a specified period of time, and both parties ability to terminate those services prior to the contracted terminations date without penalty will be limited. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. You should refer to the “Certain Relationships and Related Party Transactions” section of this Information Statement for a more complete description of these and other intercompany agreements and transactions between us and Cendant.

We are working to increase our own internal capabilities to reduce our reliance on Cendant for these services. The following table reflects our current estimate of additional costs associated with being an independent public company that are incremental to our historical cost structure and variations in costs resulting from our separation from Cendant, in each case, for the first full 12-month period following our separation from Cendant (refer to the section entitled “Unaudited Pro Forma Combined Financial Statements”):

	Amount
	(in millions)
New costs of being a public company:
Facilities and equipment	$15
Legal fees (including share of unresolved Cendant legal matters)	17	(1)
Information technology	7
Insurance	6
Board of Directors and filing fees	4
Audit fees	5
Other	4

	58

Variation in costs from separation from Cendant:
Staff additions and related costs to replace Cendant support	37
Depreciation and amortization related to assets transferred from Cendant	6
Outsourcing of payroll and accounts payable	3

	46

Less: Cendant general corporate overhead allocation	38

Estimated incremental costs	$66

(1)	In the event of a sale of Travelport, we expect this amount will increase to $22 million.

Additionally, in connection with our separation, we are expected to assume and be responsible for 50%, or 62.5% in the event of a sale of Travelport, of certain Cendant contingent and other corporate liabilities, including those relating to unresolved tax and legal matters. The percentage related to tax matters is subject to certain exceptions contained in the Tax Shares Agreement which is an exhibit to Form 10. More specifically, we generally will be responsible for the payment of 50%, or 62.5% in the event of a sale of Travelport, of (i) all taxes imposed on Cendant and certain other subsidiaries and (ii) certain contingent and other corporate liabilities of Cendant and/or its subsidiaries to the extent incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the later to occur of the separation of Wyndham Worldwide or Travelport from Cendant. These contingent and other corporate liabilities include liabilities relating to (i) Cendant’s terminated or divested businesses, including among others, Cendant’s former PHH and Marketing Services (Affinion) businesses, (ii) in the event of a sale of Travelport, liabilities relating to the Travelport sale, if any, (iii) the Securities Action, the PRIDES Action and the ABI Actions (for a further description of these litigation matters, see “Business—Legal Proceedings—Legal—Cendant Corporate Litigation”) and (iv) generally any actions with respect to the separation plan or the distributions made or brought by any third party. Wyndham Worldwide and Travelport are expected to assume and be responsible for 30% and 20%, respectively, of these liabilities. We will generally act as managing party and will manage and assume control of most legal matters related to the contingent and other corporate liabilities of Cendant. In the event of a sale of Travelport, Travelport will not be responsible for any of these liabilities and Wyndham Worldwide will be responsible for 37.5% of these liabilities. In addition, in the event of a Travelport sale, we will have control of most decisions relating to the settlement, resolution or disposition of any legal matter relating to these liabilities. However, in almost all cases, contingent and other corporate liabilities do not include liabilities that are specifically related to one of the four separated companies which will be allocated 100% to the relevant company, including any liabilities related to the filings of Form 10s or distribution of similar disclosure documents by the separated entities in connection with the separation. The allocation of these liabilities among us (50% or 62.5%), Wyndham Worldwide (30% or 37.5%) and Travelport (20% or 0%) was generally based upon the projected ability of each of us, Wyndham Worldwide and Travelport to satisfy the liabilities if and when they come due. The ability to satisfy liabilities was determined generally by evaluating the approximate percentage of 2005 EBITDA contribution of each of us (57%), Wyndham Worldwide (35%) and Travelport (25%) to Cendant’s 2005 EBITDA (before taking into account a non-cash charge at Travelport and excluding the EBITDA contributed by the Vehicle Rental business). Assuming our separation from Cendant occurred on March 31, 2006, we would have recorded liabilities of $648 million, or $810 million in the event of a sale of Travelport, relating to our assumption of such contingent and other corporate liabilities. We will also agree with Wyndham Worldwide and Travelport (unless Travelport is sold) to guarantee each other’s obligations (as well as the Vehicle Rental business’s) under our respective deferred compensation plans for amounts deferred in respect of 2005 and earlier years. The actual amount that we may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with it. Cendant and we do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which we have assumed liability under the separation agreements could be material with respect to our earnings in any given reporting period.

Generally accepted accounting principles prohibit us and Cendant from recording estimates for any contingent assets that we may be entitled to receive upon positive resolution of certain unresolved matters, including those relating to tax and legal matters.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations as of December 31, 2005 after giving effect to planned debt issuances/borrowings discussed above. The table below does not include future cash payments related to (i) contingent payments that may be made to Cendant at a future date in connection with the arrangements described above, (ii) payments that may result from the transfer of certain assets by Cendant or assumption of certain Cendant liabilities by us in connection with the separation plan or (iii) the various guarantees described in Note 11 to our Annual Combined Financial Statements. Our future contractual obligations at March 31, 2006 have not changed significantly from the amounts reported below and, therefore, have not been updated.

	2006	2007	2008	2009	2010	Thereafter	Total
Secured obligations (a)	$—	$757	$—	$—	$—	$—	$757
Unsecured obligations (b)	—	1,325	—	—	—	900	2,225
Operating leases	160	130	98	70	47	71	576
Purchase commitments	15	1	—	—	—	—	16

Total	$175	$2,213	$98	$70	$47	$971	$3,574

(a)	Excludes future cash payments related to interest expense as the underlying debt instruments are variable rate and the interest payments will ultimately be determined by the rates in effect during each period. Although this debt is contractually due in 2007, the facilities under which the debt is issued are subject to renewal, which is expected to occur for the foreseeable future.
(b)	Excludes future cash payments related to interest expense. The unsecured debt we plan to issue is expected to be variable rate and the interest payments will ultimately be determined by the rates in effect during each period.

In addition to the above and in connection with our separation from Cendant, we expect to enter into certain guarantee commitments with Cendant (pursuant to our assumption of certain liabilities and our obligation to indemnify Cendant, Wyndham Worldwide and Travelport for such liabilities) and cross-guarantee commitments with each of the separate stand-alone companies. These guarantee arrangements primarily relate to certain contingent litigation liabilities, contingent tax liabilities, and Cendant contingent and other corporate liabilities, of which we expect to assume and be responsible for 50% (or 62.5% in the event of a sale of Travelport) of these Cendant liabilities. Additionally, if any of the three stand-alone companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties’ obligation. We will also provide a cross-default guarantee related to certain deferred compensation arrangements related to certain current and former senior officers and directors of Cendant, Wyndham Worldwide and Travelport (unless Travelport is sold, in which case these liabilities with respect to the current and former officers will remain with Cendant). These arrangements, which are discussed in more detail below, will be valued upon our separation from Cendant with the assistance of third-party experts in accordance with Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and recorded as liabilities on our balance sheet. To the extent such recorded liabilities are not adequate to cover the ultimate payment amounts, such excess will be reflected as an expense to our results of operations in future periods. Following is a discussion of the liabilities on which we will issue guarantees:

•	Contingent litigation liabilities. We will assume 50% (or 62.5% in the event of a sale of Travelport) of liabilities for certain litigation relating to, arising out of or resulting from certain lawsuits in which Cendant is named as the defendant. See “Business Litigation—Legal Proceedings—Legal—Cendant Corporation.” Our indemnification obligation will continue until the underlying lawsuits are resolved. We will indemnify Cendant to the extent that Cendant is required to make payments related to any of the underlying lawsuits. As these indemnification obligations relate to matters in various stages of litigation, the maximum exposure cannot be quantified. Due to the inherent nature of the litigation process, the timing of payments related to these liabilities cannot be reasonably predicted, but is expected to occur over several years.

•

Contingent tax liabilities. We will be liable for and will pay to Cendant the amount of taxes allocated to us pursuant to the Tax Sharing Agreement for the payment of certain taxes. This liability will remain outstanding until tax audits related to the 2006 tax year are completed or the statutes of limitations governing the 2006 tax year have passed. The maximum exposure cannot be quantified, as this would entail an assessment of an adverse interpretation of tax law. Additionally, the timing of payments related to these liabilities cannot be reasonably predicted, but is likely to occur over several years.

•	Cendant contingent and other corporate liabilities. We will assume 50% (or 62.5% in the event of a sale of Travelport) of corporate liabilities of Cendant including liabilities relating to (i) Cendant’s terminated or divested businesses, (ii) in the event of a sale of Travelport, liabilities relating to the Travelport sale, if any and (iii) generally any actions with respect to the separation plan or the distributions brought by any third party, in each case to the extent incurred on the earlier of (1) the disposition of the later of Travelport or Wyndham Worldwide, and (2) December 31, 2006. Our maximum exposure to loss cannot be quantified as this liability relates primarily to future claims that may be made against Cendant that have not yet occurred.

•	Cross-guarantee related to deferred compensation arrangements. In the event that Cendant, Wyndham Worldwide and/or Travelport (unless Travelport is sold) are not able to meet certain deferred compensation obligations under specified plans for certain current and former officers and directors because of bankruptcy or insolvency, we will guarantee such obligations (to the extent relating to amounts deferred in respect of 2005 and earlier). This guarantee will remain outstanding until such deferred compensation balances are distributed to the respective officers and directors. As the guarantee relates to the value of the deferred compensation balances at the time Cendant, Wyndham Worldwide and/or Travelport (unless Travelport is sold) becomes insolvent, the maximum exposure cannot be quantified. The timing of payment, if any, related to these liabilities cannot be reasonably predicted.

See Unaudited Pro Forma Combined Financial Statements for a further discussion and estimate of these amounts. Additionally, see “Certain Relationships and Related Party Transactions” and “Separation from Cendant and Related Transactions” for more information.

CRITICAL ACCOUNTING POLICIES

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our combined results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results. However, the majority of our businesses operate in environments where we are paid a fee for a service performed, and therefore the results of the majority of our recurring operations are recorded in our financial statements using accounting policies that are not particularly subjective, nor complex.

Business Combinations

A key component of our growth strategy is to continue to acquire and integrate independently-owned real estate brokerages and other strategic businesses that complement our existing operations. We account for business combinations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and related literature. Accordingly, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill.

In determining the fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods including present value modeling and referenced market values (where available). Further, we make assumptions within certain valuation techniques including discount rates and timing of future cash flows. Valuations are performed by management, or independent valuation specialists, where appropriate. We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

With regard to the goodwill and other indefinite-lived intangible assets recorded in connection with business combinations, we annually or, more frequently if circumstances indicate impairment may have occurred, review their carrying values as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” In performing this review, we are required to make an assessment of fair value for our goodwill and other indefinite-lived intangible assets. When determining fair value, we utilize various assumptions, including projections of future cash flows. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would then be required to record a charge, which would impact earnings.

The aggregate carrying value of our goodwill and other indefinite-lived intangible assets was approximately $3.2 billion and $407 million, respectively, at December 31, 2005. Our goodwill and other indefinite-lived intangible assets are allocated among four reporting units. Accordingly, it is difficult to quantify the impact of an adverse change in financial results and related cash flows, as such change may be isolated to one of our reporting units or spread across our entire organization. In either case, the magnitude of any impairment to goodwill or other indefinite-lived intangible assets resulting from adverse changes cannot be estimated. However, our businesses are concentrated in one industry and, as a result, an adverse change to the real estate industry will impact our combined results and may result in impairment of our goodwill or other indefinite-lived intangible assets.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially impact our results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal market exposure is interest rate risk. Our primary interest rate exposure at December 31, 2005 was to interest rate fluctuations in the United States, specifically LIBOR, and in the United Kingdom, specifically UK LIBOR, due to their impact on variable rate borrowings. We anticipate that LIBOR and UK LIBOR rates will remain a primary market risk exposure for the foreseeable future. We do not have significant exposure to foreign currency risk nor do we expect to have significant exposure to foreign currency risk in the foreseeable future.

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact in earnings, fair values and cash flows based on a hypothetical 10% change (increase and decrease) in interest rates. In performing the sensitivity analysis, we are required to make assumptions regarding the fair values of relocation receivables and advances and secured borrowings, which approximate their carrying values due to the short-term nature of these items. We believe our interest rate risk is mitigated as the rate we incur on our secured borrowings and the rate we earn on relocation receivables and advances are based on similar variable indices.

Our total market risk is influenced by factors including the volatility present within the markets and the liquidity of the markets. There are certain limitations inherent in the sensitivity analyses presented. While probably the most meaningful analysis, these “shock tests” are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled. We have determined that the impact of a 10% change in interest rates and prices on our earnings, fair values and cash flows would not be material at March 31, 2006 and December 31, 2005. While these results may be used as benchmarks, they should not be viewed as forecasts.

BUSINESS

Overview

We are one of the preeminent and most integrated providers of real estate and relocation services in the world. We operate in four segments: Real Estate Franchise Services, Company Owned Real Estate Brokerage Services, Relocation Services and Title and Settlement Services. Through our portfolio of leading brands and the broad range of services we offer, we have established our company as a leader in the residential real estate industry, with operations that are dispersed throughout the United States and around the world. We are the world’s largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. and a leading global provider of outsourced employee relocation services and a provider of title and settlement services. We believe that our strong brand recognition, our geographic diversity and the complementary real estate and relocation services that we offer position us to capitalize on this growth. For the three months ended March 31, 2006 and the full year ended December 31, 2005, we had revenues of $1.4 billion and $7.1 billion and net income of $54 million and $627 million, respectively. Assuming the separation and distribution were completed at the beginning of each period, we would have had pro forma net income of $19 million for the three months ended March 31, 2006 or $497 million for the year ended December 31, 2005. See “Unaudited Pro Forma Combined Financial Statements” for our adjustments relating to increased costs associated with operating as a separate company.

Industry Overview

According to the National Association of Realtors (“NAR”), since 1985, the value of existing home sales in the U.S. has grown at a CAGR of 10% per year (not adjusted for inflation) to approximately $1.8 trillion in 2005. We believe that the value of existing home sales will continue to grow at a positive rate in future years. We compete primarily in the domestic residential real estate brokerage segment of this industry which, according to Real Trends, generated approximately $67 billion of gross commission income in 2005, of which our company owned brokerage operations and our franchisees together earned $17 billion. Within this industry segment, we also provide relocation, title and settlement services as well as mortgage origination through our venture with PHH Corporation. We also compete to a lesser extent in the commercial real estate brokerage segment.

The highly fragmented real estate brokerage industry consists primarily of a large number of relatively small brokerage companies, a small number of multioffice regional brokerage companies and one national real estate brokerage company, Realogy. In addition, according to a 2004 report of NAR, approximately 93% of all real estate brokerage firms consisted of a single office.

Residential real estate brokerage companies typically realize revenues as a commission that is based on a percentage of the price of each home sold. As a result, the real estate brokerage industry generally benefits from rising home prices and increased volume of home sales. In 2005, the national median price for existing, single-family homes, as reported by NAR, was $219,600, up 12% from 2004. Since 1985, the CAGR of median home prices has increased 5.5% (not adjusted for inflation). Rising home ownership rates have also had a positive impact on the real estate brokerage industry. According to the United States Census Bureau, the 2005 national home ownership rate was 69%. The home ownership rate is rising in most areas of the country.

Within the domestic residential real estate brokerage industry, we derive the majority of our revenues from serving the needs of buyers and sellers of existing homes rather than those of new homes. We believe that existing home transactions and the services associated with these transactions such as mortgages and title services represents the most attractive segment of the residential real estate brokerage industry. First, we believe that this segment is generally more stable than the new home segment as evidenced by the fact that over the last 15 years, new home sales declined four times versus only twice for existing homes. As shown in the graph on page 109, from 1950 to 2004 the growth of homesale prices has been 4.8% on a compounded annual growth rate basis (not adjusted for inflation) and in no year have national home prices declined from the prior year.

Additionally, the existing home segment represents a significantly larger addressable demand. Of the 8.3 million homesales in the United States in 2005, NAR estimates that approximately 7.1 million were existing homesales, representing over 84% of the overall sales as measured in units. Additionally, existing home sales afford us the opportunity to represent either the buyer or the seller and in some cases both are represented by a broker owned or associated with us. The new homesale segment is increasingly being served by brokerage arms of the larger homebuilders. However, we aggressively pursue opportunities to represent the buyers and, where appropriate, the selling homebuilders in these transactions.

We note that historical compounded annual growth rates provided in this section and the following section reflect trends over periods of time (20 years at minimum) and may not necessarily exemplify the effects of unusual periods of expansion or retraction in the real estate market.

Industry Trends

We believe that long-term demand for housing and the growth of our industry is primarily driven by the economic health of the domestic economy, interest rates and other locally based dynamics such as household income, employment rates and demand relative to supply.

Favorable long-term economic fundamentals

We believe that an important driver of homesales is positive economic fundamentals. Since 1985, existing homesales have increased from 3.2 million to 7.1 million in 2005, representing a 4.0% CAGR. Over this same period, Gross Domestic Product experienced a 5.6% CAGR. According to Global Insight, per capita household income increased from approximately $26,304 in 1985 to $45,915 in 2005 (not adjusted for inflation), representing a 2.8% CAGR. Additionally, falling mortgage rates over this time period helped support the homesale growth.

In May 2006, FNMA forecasted a 10% decrease and in June 2006, NAR forecasted a 7% decrease in the number of existing homesales during 2006 compared to 2005 and 1% increase and 3% decrease respectively for 2007. Our recent indicators confirm this trend as evidenced by continuing homesale unit volume declines in our real estate franchise services and company owned brokerage services businesses during 2006 compared to 2005. Nevertheless, we believe that beyond 2007 the housing market will continue to benefit from positive long-term economic fundamentals and demographic trends. According to the Global Insight, GDP is expected to grow 3.0% per year over the next five years. Additionally, Global Insight projects that household income will increase to $64,181 in 2015 from $45,915 in 2005 (not adjusted for inflation), representing a CAGR of 3.4%. Finally, according to Global Insight, average 30-year fixed mortgage rates are projected to be between 6.8% and 7.8% through 2015 as compared to an average annual 30-year mortgage rate of 8.27% since 1985 according to Freddie Mac.

The following graph indicates that, since 1950, home prices have not decreased year over year on a national basis. This includes during eight documented recessions. In addition, according to NAR, in January and February of 2006, average existing homesale prices were up 7% over the corresponding months in 2005 on a national basis. Accordingly, we believe annual home price appreciation is reasonable to forecast.

Sources: E.H. Boeckh and Associates, Bureau of Labor Statistics, U.S. Census Bureau, Freddie Mac

	HPA	AVERAGE	Recessions
1950	5.48	4.8	0
’51	7.71	4.8	0
’52	2.67	4.8	0
’53	1.76	4.8	16
’54	1.8	4.8	16
1955	0.9	4.8	0
’56	2.6	4.8	0
’57	3.4	4.8	16
’58	0.8	4.8	16
’59	0.8	4.8	0
1960	2	4.8	16
’61	0.8	4.8	0
’62	1.6	4.8	0
’63	1.2	4.8	0
’64	0.7	4.8	0
1965	2.1	4.8	0
’66	4.1	4.8	0
’67	2.8	4.8	0
’68	5.3	4.8	0
’69	7.6	4.8	0
1970	2.8	4.8	16
’71	3.666666667	4.8	0
’72	4.613774022	4.8	0
’73	9.285203717	4.8	0
’74	8.35895088	4.8	16
1975	5.999879278	4.8	16
’76	7.909572348	4.8	0
’77	10.63852243	4.8	0
’78	14.22302776	4.8	0
’79	12.25154501	4.8	0
1980	8.27691392	4.8	16
’81	5.795856667	4.8	16
’82	2.990842372	4.8	16
’83	3.064795838	4.8	0
’84	4.081133172	4.8	0
1985	4.982216866	4.8	0
’86	6.977265091	4.8	0
’87	7.05349665	4.8	0
’88	6.253820013	4.8	0
’89	6.272290099	4.8	0
1990	3.314785546	4.8	16
’91	1.902845886	4.8	16
’92	2.724879694	4.8	0
’93	2.140097295	4.8	0
’94	2.62250098	4.8	0
1995	3.279346041	4.8	0
’96	4.073971336	4.8	0
’97	3.9926792	4.8	0
’98	5.320803076	4.8	0
’99	5.251545288	4.8	0
2000	7.062704236	4.8	0
’01	7.945808978	4.8	16
’02	6.819424624	4.8	0
’03	6.832313647	4.8	0
’04	10.67179355	4.8	0

The following graph supports our belief that home price appreciation has been in line with disposable income levels. It also shows that the average size of a house has grown approximately 50% since 1973, which has further supported annual existing homesale price increases.

Year	Average Square Feet	Income	CMHPI
1975	1645	0	0
1976	1700	8.671889233	7.885304659
1977	1720	18.58261979	19.3320817
1978	1755	31.4447076	36.3031234
1979	1760	44.8715613	52.97832395
1980	1740	60.35707779	65.64260113
1981	1720	77.55511022	75.19485692
1982	1710	89.65203134	80.48586221
1983	1725	102.4776826	85.99305911
1984	1780	123.9752232	93.59390112
1985	1785	136.983057	103.2144279
1986	1825	148.2419384	117.3806679
1987	1905	159.1728912	132.6847585
1988	1995	178.2109674	147.2321784
1989	2035	195.7004919	162.7240143
1990	2080	211.6779013	171.4228822
1991	2075	220.240481	176.5830346
1992	2095	236.6369102	184.0985379
1993	2095	243.63272	190.1746601
1994	2100	256.1668792	197.7470558
1995	2095	269.5755147	207.5041247
1996	2120	284.2047732	220.0432383
1997	2150	299.7267262	232.8156113
1998	2190	321.9894334	250.4750526
1999	2223	336.764438	268.766001
2000	2266	364.0371652	294.6919269
2001	2324	378.0470031	325.9998862
2002	2320	394.8988887	354.8443989
2003	2330	411.0584806	385.4468908
2004	2349	436.9284023	439.4663481
2005

Strong demographics trends

We expect that compelling supply and demand forces, largely driven by favorable demographic trends, will contribute to the continued expansion of the residential real estate market. Favorable demographic factors are expected to continue to drive increased household formations. Generally, the number of U.S. households grew from 96 million in 1991 to 114 million in 2005, increasing at a rate of 1% per year on a CAGR basis. According to the Joint Center for Housing Studies at Harvard University, that annual growth trend is expected to continue through 2015. Moreover, as the approximately 78.2 million baby boomers age, we expect that their housing demand will increasingly be directed toward single-family homes aimed at move-up buyers, as well as second homes. Children of the baby boomers (“echo boom”) are now beginning to impact the housing market and are buying houses at a much younger age than previous generations. Finally, the U.S. housing market is also expected to benefit from immigration which is anticipated to account for almost one third of the net U.S. household growth through the next decade, according to the Joint Center for Housing Studies at Harvard University.

Immigration into the U.S.

Sources: The Yearbook of Immigration Statistics, Joint Center for Housing Studies at Harvard University

Increasing home ownership

We believe that the historical trend towards increasing home ownership in the U.S. housing market will continue to support the long term growth of the industry. According to the U.S. Census Bureau and the Homeownership Alliance, the overall home ownership rate has increased from approximately 64% in 1990 to 69% in 2004 as low interest rates, strong economic growth and continued demand from both minorities and baby boomers contributed to increasing home ownership. The Homeownership Alliance also anticipates continued growth in the home ownership rate to 70% by 2013 due to the movement of recent immigrants into home ownership and the continued trend of baby boomers entering their peak home ownership years.

Home ownership rate in the United States

Sources: U.S. Census Bureau, Homeownership Alliance

The growth trend in the home buying market also increases demand for title and settlement services. According to an A.M. Best report, the title and settlement services industry for residential real estate has grown from $4.8 billion in 1995 to $16.4 billion in 2004. Home purchases generally require certain title and settlement services. As home values continue to rise, revenues earned from title insurance premiums have increased. This is because the fee for a title insurance policy is based on the value of the home.

Relocation trends

There has been an increasing trend in which international companies are consolidating their global relocation purchasing with single service providers. This has benefited providers with a more comprehensive suite of services such as Cartus. There has been a continual shift in revenue sources from management fees to referral fees/commissions from third party providers. Increasing home values in recent years have led to increased referral fees (which are based on a percentage of home values) and have further accelerated this favorable trend. Human resource outsourcing firms provide a broad range of human resource services including relocation and have entered this space largely as intermediaries and they are increasingly relying on companies like Cartus to provide them with relocation services.

Internet trends

Consumers’ use of the Internet to search for a home has risen dramatically over time, increasing to more than 70% in 2005 from only 2% of buyers in 1995. The same 2005 study by NAR shows that 24% of home buyers identified the Internet as where they first learned about the home they purchased, up from 15% in 2004.

At the same time, the Internet has not served to disintermediate traditional real estate brokers and agents from their clients. Because homes are unique—they are not commodities—traditional brokers and agents remain integral to the real estate transaction, even as consumers’ Internet usage rises. The NAR survey shows that 81% of buyers who use the Internet to search for a home actually purchase their home through a real estate agent. In contrast, only 63% of non-Internet users buy their homes through a real estate agent. In addition, the level of “For Sale By Owner” sales is on a sustained decline, down to 13% in 2005 from a high of 18% in 1997.

The technology required for brokers to remain state-of-the-art is continually evolving, and firms with the capital resources to make such investments will be better able to attract new franchisees and sales associates. This access to advanced technology—whether it is for marketing, training or online lead management—provides a competitive advantage for our brokers and sales associates, enabling them to attract more buyers and sellers.

While overall real estate advertising spending has held flat during the past three years, more and more advertising has shifted from print to online media. According to Borrell Associates Inc., the percentage share of total real estate advertising dollars spent online nearly doubled in three years, going from 8.3% in 2003 to 15.9% in 2005. For brokers who decrease their dependency on print advertising, this could also contribute to lower marketing costs and potentially lead to a decrease in absolute spending levels for traditional brokers. The Internet has been, and we believe will continue to be a great enabler for the real estate industry.

Our Strengths

We believe that the following competitive strengths differentiate us from our competitors:

•	Strong portfolio of leading real estate brands. Our brands are among the most well known and established real estate brokerage brands in the world. The strong image and familiarity of our brands attract potential real estate buyers and sellers to seek out brokers affiliated with our brands. We believe that brand recognition is important in the real estate business because home buyers and sellers are generally infrequent users of brokerage services and typically rely on reputation as well as word-of-mouth recommendations. Each of our brands has a unique history and heritage. Coldwell Banker and Coldwell Banker Commercial are two of the oldest national real estate brands in the U.S. and will be celebrating their 100th anniversaries in 2006. Century 21, founded in 1971, is the only real estate franchise system brand to earn a place in the book, “America’s Greatest Brands.” ERA, also founded in 1971 as Electronic Realty Associates, Inc., initiated the use of fax machines to sell homes long before any of its competitors. Sotheby’s International Realty, founded in 1976 in part to serve the clients of the Sotheby’s auction house, quickly became known for representing extraordinary estates throughout the world. We believe that maintaining the image and recognizability of our brands is key to our growth. We also believe that real estate sales associates think that a brokerage firm’s image with customers is one of its most important attributes.

•

Significant scale and diversity.  We believe that the strong presence of each of our businesses in their respective industries and the broad range of real estate and relocation services that we offer provide us with advantages in the residential real estate market relative to our competitors. We believe that our size and scale reduces our operational risk and improves our operating efficiencies, profit margins and service levels through our ability to develop, roll out and integrate new technologies and eliminate redundant costs. We also believe that our size enables us to access capital at a relatively low cost to fund strategic acquisitions to grow our business, which has contributed to our revenues and returns over time. Our size and geographic diversity also reduces the risk that a local or regional slowdown in the real estate market will have a material adverse effect on our financial results.

•	Strong business model with stable cash flows. We believe that our established role as an intermediary in the homesale process and the integrated business model that we have developed enable us to achieve profitability and stable cash flows. Our franchise operations have a recurring revenue base. In addition, our franchise systems are marketed and accessible to multiple segments of the residential real estate brokerage market, as our franchisees range from smaller one or two office operations to larger-scale operators with multiple locations and experience in the industry. Our company owned brokerage business provides significant revenues through the payment of royalties to our real estate franchise business and has a relatively large variable cost component. While having certain fixed costs associated with its office locations, the principal cost of the company owned brokerage business consists of agents’ shares of commissions that fluctuate with revenue. Our business model and strong cash flow allow us the flexibility to grow through multiple avenues and focus on the areas that will maximize our return on capital, such as continued acquisitions of regional brokerage operations and investments in technology that distinguish us from our competitors.

•	Revenue enhancing “value circle” among our complementary businesses. Each one of our businesses, as well as our interest in PHH Home Loans, provides an opportunity to cross-sell additional services to a customer and capture revenue from the different service components associated with residential real estate transactions. We refer to this ability to capture revenues on several aspects of a real estate transaction as our “value circle.” For instance, through Cartus and the over 120,000 individual relocations that we manage annually, we are able to capture incremental business opportunities through cross-selling many of our related products and services throughout our company. For example, when a client of Cartus hires us to relocate one of its employees, the relocation business may refer the employee to a real estate sales associate affiliated with one of our company owned or franchised real estate brokerages to assist him or her in buying a new home and/or selling their current home. In connection with the purchase, the real estate associate may refer the employee to our local title agent for title insurance and settlement services and to PHH Home Loans for mortgage services. In addition, we are growing our title and settlement services business by leveraging the strong geographic presence of our company owned brokerage business and franchisees and increasing the percentage of our customers that use our title and settlement services business. We believe that our value circle uniquely positions us to generate additional revenue growth opportunities in all of our businesses and enhance the customer’s overall experience.

•	Strong and experienced management team. Our executive officers have extensive experience in the real estate industry, which we believe is an essential component to our future growth as a stand-alone real estate and relocation services company. Our experienced senior management team combines a deep knowledge of the real estate markets, an understanding of industry trends and a proven ability to identify, effect and integrate acquisitions. Our Chairman of the Board and Chief Executive Officer, Henry R. Silverman, is the current Chairman of the Board and Chief Executive Officer of Cendant. Mr. Silverman founded HFS Incorporated in 1990 and began acquiring real estate franchisors in 1995. In addition to Mr. Silverman’s real estate experience, his capital markets and public company experience will serve as an invaluable resource to our company. Richard A. Smith, our Vice Chairman and President, has been the head of Cendant’s Real Estate Services division since 1996 and began his franchise career in 1979. Furthermore, the heads of our four operating businesses are seasoned executives with an average of over 20 years of experience in their respective areas in the real estate industry.

•

Innovative technology.  We believe that we effectively use innovative technology to attract more customers, enhance sales associates’ productivity and improve our profitability. Early in 2005, we began rolling out our proprietary LeadRouter system. LeadRouter sends Internet customer leads directly to a sales associate’s cellular phone in real time, dramatically increasing the sales associate’s response rate and improving response time. Nearly all of our company owned brokerage operations and over 18% of our franchisees are using LeadRouter. Additionally, our company owned brokerage operations have begun using our proprietary SearchRouter technology and we have begun rolling this new technology out to our franchisees. SearchRouter makes it easy for consumers to go directly from one of our national brand websites to a local broker’s website, thereby transforming the national brand website into a gateway to view all local listings. We believe that our continued use and marketing of innovative technology, together with our aggressive Internet search engine marketing campaign, assisted in generating over 78 million visitors to our company owned real estate brokerage websites during 2005.

Our Strategy

Our goal is to be the leading provider of a broad range of world-class real estate and relocation services to our customers while increasing revenues and profitability across all of our businesses. Our business strategy is focused on the following initiatives:

•	Expand and grow our real estate franchise business. We intend to continue to grow our real estate franchise business by selling new franchises, establishing and/or purchasing new brands, assisting current franchisees with their acquisitions and helping franchisees recruit productive sales associates. According to NAR, approximately 50% of sales associates in the U.S. work at brokerages that are unaffiliated with a national or regional franchise system. We believe our franchise sales force can effectively market our franchise systems to these unaffiliated brokerages. We also intend to grow our real estate franchise business by establishing new franchise brands and/or purchasing additional franchise brands. For example, since we entered into an exclusive license to franchise Sotheby’s International Realty in February 2004, we created a new franchise system which we have now grown from 15 company owned offices to 220 franchise and company owned offices, all of which generate royalties for our franchise business. We believe that the acquisition of the exclusive rights to this brand has enabled us to capitalize on the significant opportunity in the upper end of the real estate market at a rate faster than would otherwise have been possible. We continually seek to improve the world-class service and support that we provide to our franchisees and seek to improve or at least maintain the 99% retention rate of gross revenues in our franchise system for 2005. We also assist our franchisees in growing their business by providing them with forgivable loans that are intended to cover all or a portion of their out-of-pocket expenses that they incur in the opening of or conversion into offices operating under one of our franchised brands or when our current franchisees acquire independent brokerages. These advances are forgivable over the term of the franchise agreement provided the franchisee’s operations satisfy certain criteria. Furthermore, we seek to provide additional training, technology and marketing programs to enhance the productivity of our franchisees. We will also continue to expand our international presence through the sale of international master franchise rights and by providing consulting services to the international master franchisors to facilitate growth in each respective territory.

•	Effectively grow our company owned real estate brokerage business. We intend to grow our company owned real estate brokerage business both organically and through strategic acquisitions, including, possibly, acquisitions using Realogy common stock as currency. To grow our business organically, our management will focus on working with office managers to recruit, retain and develop effective sales associates who can successfully engage and earn fees from new clients. We also intend to selectively open new offices and monitor existing offices to reduce storefront costs while increasing operating efficiency. We will continue to be opportunistic and identify and make acquisitions in markets where there is potential for growth or that otherwise serve our overall long-term strategy and goals.

•

Increase our relocation services client base and service offerings.  We intend to grow our relocation services business through a combination of adding new clients, providing additional services to existing clients and providing new product offerings. We also will continue to be a leader in providing global relocation services in existing and growing markets where our clients are placing employees, by expanding our global network presence with third party agents. We believe our comprehensive suite of services enables us to meet all of our clients’ global relocation needs.

•	Expand our title and settlement services geographic coverage and capture rate. The majority of our title and settlement services offices are located in or around our company owned brokerage offices. We believe our title and settlement services business earns a large portion of its revenues because of the proximity of its offices to our company owned brokerage offices and the excellent customer service provided to sales associates affiliated with these company owned brokerage offices. We intend to grow our title and settlement services business through the completion of additional acquisitions, increasing the number of title and settlement services offices that are located in or around our company owned brokerage offices and through entering into contracts and ventures with our franchisees that will enable them to participate in the title and settlement services business. We will also continue to provide exceptional service to increase capture rates of available business in our existing locations.

•	Utilize new technology. According to NAR, over 70% of all homebuyers used the Internet in their search for a new home in 2005. In addition, many potential new customers use the Internet to perform research on real estate brokers. Recognizing this trend and the opportunity it provides for our franchisees and our company owned real estate brokerage business, we are increasing the percentage of our advertising dollars that are spent on Internet based advertising relative to print ads and other traditional forms of advertising. In addition, we intend to continue to develop new technologies that will be more responsive to our customers’ needs and should help our sales associates to become more efficient and successful. In 2006, we will continue the roll-out of LeadRouter (patent pending) and SearchRouter to our franchisees. LeadRouter sends Internet leads directly to a sales associate’s cellular phone in real time, and SearchRouter allows consumers to go directly from one of our national brand websites to a local broker’s website, thereby transforming the national brand website into a gateway to view, in some cases, all local listings. We expect both of these technologies will improve the revenues and profitability of our franchisees. We will continue our efforts to identify, acquire and market new technologies and monitor, and where appropriate, adopt other technologies to improve our business.

•	Increase cross-selling opportunities arising from the value circle. We will continue to take full advantage of our value circle and to increase revenues in all of our businesses by increasing our cross-selling opportunities. In our title and settlement services business, we plan to increase revenues by expanding our title and settlement services geographic coverage to additional markets where we have a franchise presence or where we operate our company owned brokerage operations. We will also seek to increase the percentage of customers of our company owned brokerage operations and our relocation services business that use our title and settlement services by providing excellent customer service, lower cost and convenience. Our relocation services business will refer transferring employees to our franchisees and our company owned brokerage offices that are part of the Cartus Broker Network. We will seek to increase the percentage of successful referrals through enhanced coordination as well as by maintaining a referral network that covers the entire United States. We will seek to drive mortgage volume to PHH Home Loans, our mortgage venture, by ensuring the mortgage loan advisor is personally aware of our customer and his or her needs, while seeking to increase the number of referrals that our company owned brokerage offices and franchised real estate offices receive from PHH Home Loans.

Value Circle

Our four complementary businesses work together to form our “value circle.” Our value circle is a major driver of our revenue growth. This is demonstrated through the following examples:

•	After becoming a franchisee, we may ask the franchisee, if qualified, to join the Cartus Broker Network, our relocation business referral network, and to work with our title and settlement services business. If qualified, the approved broker would be eligible to receive relocation referrals from our relocation services business, and our relocation services business would receive a fee for the referral. Our franchisees may also enter into marketing or service agreements or title agency ventures with our title and settlement services business, which will allow them to participate in the title and settlement services business.

•	Our Cartus Broker Network is a network of brokers that accepts referrals from our relocation services business. Approximately 94% of the Cartus Broker Network is affiliated with our brands, including both our franchisees and our company owned brokerage business. As such, our real estate franchise systems business, through royalty payments from franchisees and company owned brokerage operations, and our company owned brokerage business, through commissions, earn revenues from the referral.

•	The majority of our title and settlement services business offices are located in or around our owned brokerage offices and capture approximately 50% of all title and settlement services that originate in those offices.

•	When our relocation services business assists a transferee in selling his or her home, the transferee frequently uses our title and settlement services business; and, where customary, our title and settlement service business also provides services in connection with the purchase of the transferee’s new home.

•	Through our 49.9% ownership of PHH Home Loans, we earn 49.9% of any income earned as a result of a referral from our company owned brokerages or our relocation services business. PHH Mortgage, the mortgage subsidiary of PHH Corporation and the 50.1% owner of PHH Home Loans, LLC, is the only endorsed provider of mortgages for customers of our franchisees and we receive a marketing fee for promotion in connection with our endorsement.

It is possible that all four of our businesses can derive revenue from the same real estate transaction. An example would be when a relocation services business client engages us to relocate an employee, who then hires a real estate agent affiliated with one of our owned and operated real estate brokerages to assist the employee in buying a home from a seller, who listed the house with one of our franchisees and uses our local title agent for title insurance and settlement services and obtains a mortgage through our mortgage venture with PHH Corporation. This value circle uniquely positions us to generate revenue growth opportunities in all of our businesses.

History and Development

We are currently a wholly owned subsidiary of Cendant Corporation that was organized in January 2006 to effectuate this transaction. Cendant Corporation was created in December 1997 through the merger of CUC International, Inc. (“CUC”) and HFS Incorporated (“HFS”). Prior to the merger, HFS was a major real estate, hospitality and car rental franchisor. HFS acquired PHH Corporation in April 1997. HFS owned the Century 21, Coldwell Banker and ERA franchise systems as well as the HFS Mobility relocation business. HFS Mobility was originally comprised of the Coldwell Banker Relocation, Worldwide Relocation and (after April 1997) the PHH Real Estate Services Corporation relocation companies. Following the merger of CUC and HFS, HFS Mobility changed its name to Cendant Mobility Services Corporation. In August 1997, Cendant and other investors, led by Apollo Management, formed NRT to acquire independent residential real estate brokerage offices and convert them to Coldwell Banker and ERA brokerage offices. Between 1997 and 2005, NRT acquired over 300 brokerage companies. In April 2002, Cendant acquired all of NRT’s common stock from Apollo Management and other investors and also simultaneously formed the Cendant Settlement Services Group to hold all of its title and settlement services businesses. In February 2004, Cendant acquired the Sotheby’s International Realty residential brokerage business and entered into an exclusive license agreement for the rights to the Sotheby’s International Realty trademarks. Prior to the distribution, Cendant will transfer to Realogy Corporation all of the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of Cendant’s Real Estate Services business.

Real Estate Franchise Business

As the largest franchisor of real estate brokerages in the world, our brands are among the most well known and established real estate brokerage brands in the real estate industry. We currently have approximately 15,000 franchised and company owned offices and 310,000 sales associates operating under our franchise brands in the U.S. and other countries and territories around the world, which includes over 1,000 of our company owned and operated brokerage offices. In the U.S. during 2005, we estimate, based on publicly available information, that brokers operating under one of our franchised brands represented the buyer or the seller in approximately one out of every four single family homes sale transactions that involved a broker.

Our primary objectives are to sell new franchises, create or acquire new brands, retain existing franchises and, most importantly, provide world-class service and support to our franchisees in a way that enables them to increase their revenue and profitability.

Our real estate franchise brands are:

Description	One of the world’s largest residential real estate sales organizations	One of the world’s largest real estate brokerage franchisors	A leading residential real estate brokerage franchisor	Luxury real estate brokerage franchisor	A leader in commercial real estate
Offices(a)	7,877	3,835	2,843	220	163

Brokers and Agents(a)	143,200	125,000	36,600	5,100	1,400

U.S. Annual Sides(b)	893,463	725,814	218,843	9,880	N/A

# Countries with Master Franchise Agreements	41	29	29	4	6

Characteristics	•Well-recognized name in real estate •Innovative national and local marketing	•100-year old real estate company •Pioneer in Concierge Services and a market leader in million-dollar homes	•30-year old company •Established the first real estate franchise network outside of North America in 1981	•Well-known name in the luxury market •New luxury franchise model launched by Cendant in 2004	•Founded in 1906 •Services corporations, small business clients and investors
Note: Includes both affiliates and owned brokerages (a) Offices and agents as of 12/31/05 (b) U.S. annual sides as of 12/31/05; includes franchisees only

We have generated significant growth in our real estate franchise business by increasing the penetration of our existing brands in their markets, increasing the number of master franchise agreements that we sell and increasing the geographic diversity of our franchised locations to ensure exposure to multiple areas. We believe that exposure to multiple geographic areas throughout the U.S. and internationally also reduces our risk of exposure to local or regional changes in the real estate market. In addition, our large number of franchisees reduces our reliance on the revenues of a few franchisees. During 2005, our largest franchisee generated only 0.8% of our real estate franchise business revenues.

We derive substantially all of our real estate franchising revenues from royalty fees received under long-term franchise agreements with our franchisees. The royalty fee is based on a percentage of the franchisees’ gross commission income that they earn from real estate transactions. In general, we provide our franchisees with a license to use the brands’ service marks, tools and systems in connection with their business, provide them with educational materials which contains recommended methods, specifications and procedures for operating the franchise, continuous training programs and assistance and a national marketing program and related services. We operate and maintain an Internet-based reporting system for our franchisees which allows them to electronically transmit listing information, transactions, reporting information and other relevant reporting data. We also own and operate websites for each of our brands. We offer our franchisees the opportunity to sell ancillary services such as title insurance and settlement services as a way to enhance their business and to increase our cross-selling initiative. We believe that one of our strengths is the strong relationships that we have with our franchisees as evidenced by the 99% retention rate of gross revenues in our franchise system during 2005. Our retention rate represents the annual gross commission income generated by our franchisees that is kept in the franchise system on an annual basis, measured against the annual gross commission income as of December 31 of the previous year. Generally, lost gross commission income is due to termination of a franchise for cause including non-payment or non-performance, retirement or a mutual release.

On average, each franchisee’s tenure with one of our brands is 14 years. The vast majority of our brands’ franchisees do not have the ability to terminate their franchise agreements. However, in limited cases, mostly in the Century 21 and ERA brands, franchisees have the right to terminate their franchise agreements if, and only if, the broker is retiring and will no longer engage in the real estate brokerage business. In 2003, 2004 and 2005, respectively, 348 offices, 156 offices and 117 offices were terminated. Based on this historical information, we estimate that approximately 207 offices, the average of the previous three years, will be terminated on an annual basis, which will likely increase as the brands continue to grow.

The franchise agreements impose restrictions on the business and operations of the franchisees and requires them to comply with the operating and identity standards set forth in each brand’s policy and procedures manuals. A franchisee’s failure to comply with these restrictions and standards could result in a termination of the franchise agreement. The franchisees may, in some cases, mostly in the Century 21 brand, have limited rights to terminate the franchise agreements. Prior versions of the Century 21 franchise agreements, that are still in effect but are no longer offered to new franchisees, permit the franchisee to terminate the agreement if the franchisee retires, becomes disabled or dies. Generally, the franchise agreements have a term of ten years and require the franchisees to pay us an initial franchise fee of up to $25,000, plus, upon the receipt of any commission income, a royalty fee, in most cases, equal to 6% of such income. Each of our franchise systems (other than Coldwell Banker Commercial) offers a volume incentive program that returns a portion of the royalties paid. Each franchisee is eligible to receive a volume incentive upon the satisfaction of certain conditions. The amount of the volume incentive varies depending upon the franchisee’s annual gross revenue subject to royalty payments for the prior calendar year. Under the current form of franchise agreements, the maximum volume incentive varies for each franchise system, and ranges from 2% to 3% of gross revenues. We provide a detailed table to each franchisee that describes the gross revenue thresholds required to achieve a volume incentive and the corresponding incentive amounts. We reserve the right to increase or decrease the percentage and/or dollar amounts in the table, subject to certain limitations. Our company owned brokerage offices do not participate in the volume incentive program. Franchisees and company owned offices are also required to make monthly contributions to national advertising funds maintained by each brand for the creation and development of advertising, public relations and other marketing programs.

Under certain circumstances, forgivable loans are extended to eligible franchisees for the purpose of covering all or a portion of the out-of-pocket expenses for a franchisee to open or convert into an office operating under one of our franchise brands, to facilitate the franchisee’s acquisition of an independent brokerage or for major renovations. Many franchisees use the advance to change stationery, signage, business cards and marketing materials or to assist in acquiring companies. The loans are not funded until appropriate credit checks and other due diligence are done and the business is opened and operating under one of our brands. Upon satisfaction of certain criteria, the cash advances are forgiven over the term of the franchise agreement.

In addition to offices owned and operated by our franchisees, we own and operate approximately 1,000 of the Coldwell Banker, ERA, Coldwell Banker Commercial and Sotheby’s International Realty offices through our NRT subsidiary. NRT pays intercompany royalty fees of approximately 6% of its commission income plus marketing fees to our real estate franchise business in connection with its operation of these offices. These fees are recognized as income or expense by the applicable segment level and eliminated in the consolidation of our businesses. NRT is not eligible for any volume incentives and it is the largest contributor to the franchise system’s national marketing funds under which it operates.

In the United States, we employ a direct franchising model whereby we contract with and provide services directly to independent owner-operators. In other parts of the world, we generally employ either a master franchise model, whereby we contract with a qualified, experienced third party to build a franchise enterprise in such third party’s country or region, or a direct franchising model.

We also offer service providers an opportunity to market their products to our brokers, sales associates and their customers through our Preferred Alliance Program. To participate in this program, service providers generally pay us an initial fee, subsequent commissions based upon our franchisees’ or sales associates’ usage of the preferred alliance vendors or both. In connection with the spin-off of PHH Corporation, Cendant’s former mortgage business, PHH Mortgage, the subsidiary of PHH Corporation that conducts mortgage financing, is the only provider of mortgages for customers of our franchisees that we endorse. We receive a marketing fee for promotion in connection with our endorsement.

We own the trademarks “Century 21,” “Coldwell Banker,” “Coldwell Banker Commercial,” “ERA” and related trademarks and logos, and such trademarks and logos are material to the businesses that are part of our real estate business. Our franchisees and our subsidiaries actively use these marks, and all of the material marks are registered (or have applications pending) with the United States Patent and Trademark Office as well as with corresponding trademark offices in major countries worldwide where these businesses have significant operations.

We have an exclusive license to own, operate and franchise the Sotheby’s International Realty brand to qualified residential real estate brokerage offices and individuals operating in eligible markets pursuant to a license agreement with SPTC, Inc., a subsidiary of Sotheby’s Holdings, Inc. Such license agreement has a 100-year term, which consists of an initial 50-year term and a 50-year renewal option. In connection with our acquisition of such license, we also acquired the domestic residential real estate brokerage operations of Sotheby’s which are now operated by NRT. We pay a licensing fee to Sotheby’s Holdings for the use of the Sotheby’s International Realty name equal to 9.5% of the royalties earned by our Real Estate Franchise Business attributable to franchisees affiliated with the Sotheby’s International Realty brand, including company owned brokers.

Each of our brands has a consumer web site that offers real estate listings, contacts and services. Century21.com, coldwellbanker.com, coldwellbankercommercial.com, sothebysrealty.com and era.com are the official web sites for the Century 21, Coldwell Banker, Coldwell Banker Commercial, Sotheby’s International Realty and ERA real estate franchise systems, respectively.

Company Owned Real Estate Brokerage Services

Through our subsidiary, NRT, we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas in the U.S. Our company owned real estate brokerage business operates under our franchised brands, principally Coldwell Banker, ERA and Sotheby’s International Realty, as well as proprietary brands that we own, but do not currently franchise, such as The Corcoran Group. We have nearly 1,100 company owned brokerage offices, approximately 9,000 employees and over 64,000 independent contractor sales associates working with these company owned offices. From the date of Cendant’s acquisition of 100% of NRT in April 2002 through 2005, we acquired over 90 brokerage companies. These acquisitions have been a substantial contributor to the growth of our company owned brokerage business.

Our real estate brokerage business derives revenue primarily from sales commissions, which are received at the closing of real estate transactions, which we refer to as gross commission income. Sales commissions usually range from 5% to 7% of the home’s sale price. In transactions in which we act as a broker for solely the buyer or the seller, the seller’s broker typically instructs the closing agent to pay the buyer’s broker a portion of the sales commission. Sales associates generally receive between 50% and 80% of the commission payable to us. In addition, as a full-service real estate brokerage company, we promote the complementary services of our relocation and title and settlement services businesses, in addition to PHH Home Loans, LLC, our home mortgage venture with PHH Corporation. We own 49.9% of the venture and PHH owns the remaining 50.1%. We believe we are the most integrated brokerage company and our services enhance the customer experience.

When we assist the seller in a real estate transaction, our sales associates generally provide the seller with a full service marketing program, which may include developing a direct marketing plan for the property, assisting the seller in pricing the property and preparing it for sale, listing it on multiple listing services, advertising the property (including on web sites), showing the property to prospective buyers, assisting the seller in sale negotiations, and assisting the seller in preparing for closing the transaction. When we assist the buyer in a real estate transaction, our sales associates generally help the buyer in locating specific properties that meet the buyer’s personal and financial specifications, show properties to the buyer, assist the buyer in negotiating (where permissible) and in preparing for closing the transaction.

We operate approximately 87% of our offices under the Coldwell Banker brand name, approximately 3% of our offices under the ERA brand name, approximately 6% of our offices under The Corcoran Group brand name and approximately 4% of our offices under the Sotheby’s International Realty brand name. Our offices are geographically diverse with a strong presence in the lucrative east and west coast areas, where home prices are generally higher. We operate our Coldwell Banker offices in numerous regions throughout the country, our ERA offices in New Jersey and Pennsylvania, our Corcoran Group offices in New York City, the Hamptons (New York), and Palm Beach, Florida and our Sotheby’s International Realty offices in several regions throughout the country. We believe that the markets in which we operate generally function independently from one another. Our geographically diverse portfolio of brokerage operations could mitigate some of the impact of local or regional changes in the real estate market. The following table provides information about the various regions we serve:

Major Geographic Regions	% of NRT 2005 Revenue	2005 Average Homesale Price
Midwest	15.5%	$278,253
Southern California	15.0%	$928,393
Northern California	11.9%	$801,928
Florida	11.8%	$385,460
Tri-State excluding New York City	11.1%	$555,717
Mid-Atlantic	7.4%	$361,743
New England	7.2%	$432,899
New York City	6.0%	$1,074,061
Sotheby’s International Realty (all locations)	5.6%	$1,401,649
All other (a)	8.5%	$265,306

Total	100.0%	$470,538

(a)	Includes Denver, Utah, Arizona, Hawaii, Atlanta and Pittsburgh

We intend to grow our business both organically and through strategic acquisitions. To grow organically, we will focus on working with office managers to recruit, retain and develop effective sales associates that can successfully engage and earn fees from new clients. We will continue to shift from traditional print media marketing to technology media marketing. We also plan to open new offices while monitoring expenses to increase efficiencies.

We have a dedicated group of professionals whose function is to identify, evaluate and complete acquisitions. We are continuously evaluating acquisitions that will allow us to enter into new markets and to expand our market share in existing markets through smaller “tuck-in” acquisitions. Following completion of an acquisition, we consolidate the newly acquired operations with our existing operations. By consolidating operations, we reduce or eliminate duplicative costs, such as advertising, rent and administrative support. By utilizing our existing infrastructure to support a broader network of sales associates and revenue base, we can enhance the profitability of our operations. We also seek to enhance the profitability of newly acquired operations by increasing the productivity of the acquired brokerages’ sales associates. We provide these sales associates with specialized tools, training and resources that are often unavailable at smaller firms, such as access to sophisticated information technology and ongoing technical support; increased advertising and marketing support; relocation referrals, and a wide offering of brokerage-related services. In 2005, we acquired 32 real estate brokerage companies.

Our real estate brokerage business has a contract with Cartus under which the brokerage business provides brokerage services to relocating employees of the clients of Cartus. When receiving a referral from Cartus, our brokerage business seeks to assist the buyer in completing a homesale. Upon completion of a homesale, we receive a commission on the purchase or sale of the property but are obligated to pay Cartus a portion of such commission as a referral fee. We believe that these fees are comparable to the fees charged by other relocation companies.

In connection with Cendant’s January 2005 spin-off of its mortgage and fleet management business, PHH Corporation, we formed a venture with PHH, named PHH Home Loans, LLC, for the purpose of originating and selling mortgage loans primarily to clients of our company owned residential real estate brokerage and relocation businesses. We own 49.9% of the venture and PHH owns 50.1%. As a result, our financial results only reflect our proportionate share of the venture’s results of operations which are recorded on the equity method. The venture has a 50-year term, subject to earlier termination upon the occurrence of certain events or at our election at any time after January 31, 2015 by providing two years’ notice to PHH. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. Such earlier termination would result in (i) PHH selling its interest to a buyer designated by us or (ii) requiring PHH to buy our interest. In either case, the purchase price would be the fair market value of the interest sold. All mortgage loans originated by the venture are sold to PHH or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, we have no mortgage servicing rights asset risk. PHH Home Loans is the exclusive recommended provider of mortgages for our company owned real estate brokerage business.

Relocation Services

Through our subsidiary, Cartus, we offer a broad range of employee relocation services. We assist in over 120,000 relocations in over 140 countries annually for over 1,200 active clients including nearly two-thirds of the Fortune 50, as well as government agencies and affinity organizations. Our relocation services business operates in five global service centers on three continents and is the largest U.S. and a leading global provider of outsourced employee relocation services.

We primarily offer corporate and government clients employee relocation services, such as:

•	home-sale assistance, including the evaluation, inspection, purchasing and selling of a transferee’s home, the issuance of home equity advances to transferees permitting them to purchase a new home before selling their current home (these advances are generally guaranteed by the corporate client), certain home management services, assistance in locating a new home and closing on the sale of the old home, generally at the instruction of the client;

•	expense processing, relocation policy counseling, relocation related accounting, including international compensation administration, and other consulting services;

•	arranging household goods moving services, with over 70,000 domestic and international shipments in 2005, and providing support for all aspects of moving a transferee’s household goods, including the handling of insurance and claim assistance, invoice auditing and quality control;

•	visa and immigration support, intercultural and language training and expatriation/ repatriation counseling and destination services; and

•	group move management services providing coordination for moves involving a large number of transferees to or from a specific regional area over a short period of time.

The wide range of our services allows our high quality clients to outsource their entire relocation programs to us. We believe we provide our relocation clients with exceptional service.

Under relocation services contracts with our clients, homesale services are divided into two types, “at risk” and “no risk.” Approximately 85% of our homesale services are provided under “no risk” contracts. Under these contracts, the client pays a fee for the relocation service and is responsible for payment of all direct expenses associated with the homesale. Such expenses include, but are not limited to, appraisal, inspection and real estate brokerage commissions. The client also bears the risk of loss on the sale of the transferee’s home. We pay all of these expenses and generally fund them on behalf of the client. When we fund these expenses, the client then reimburses us for those costs plus interest charges on the advanced money. This limits our exposure on “no risk” homesale services to the credit risk of our corporate clients rather than to the potential fluctuations in the real estate market or to the creditworthiness of the individual transferring employee. Due to the credit quality of our corporate clients and our history with such losses, we believe such risk is minimal.

For all U.S. federal government agency clients and a limited number of corporate clients, we provide an “at risk” homesale service in conjunction with the other services we provide. These “at risk” transactions represent approximately 15% of our total homesale transactions. The “at risk” fee for these transactions is a fixed fee based on a percentage of the value of the underlying property, and is significantly larger than the fee under the “no risk” homesale service because we pay for all direct expenses (acquisition, selling and carrying costs) associated with the homesale, including potential losses on the sale of the home. We do not speculate in the real estate market nor is it our intention to profit on any appreciation in home values. Since we move to dispose of the homes at risk immediately, we limit our exposure to fluctuations in home values. In 2005, approximately 60% of our “at risk” homes were “amended sales,” meaning a third party buyer is under contract at the time we become the owner of the home. This reduces our risk of a decrease in the home’s value. Net resale losses as a percentage of the purchase price of “at risk” homes has averaged approximately 2% over the last three years, which are more than offset by the premium we charge for an “at risk” homesale.

Under all relocation services contracts (regardless of whether the client utilizes the “no risk” or “at risk” homesale service), clients are responsible for payment of all other direct costs associated with the relocation, including, but not limited to, costs to move household goods, mortgage origination points, temporary living and travel expenses. We process all of these expenses and generally fund them on behalf of the client. When we fund these expenses, the client reimburses us for those costs plus interest charges on the advanced money. The exposure for the non-homesale related direct expenses is limited to the credit risk of the corporate clients. We have experienced virtually no credit losses, net of recoveries, over the last three years.

Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will only be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred to the time of termination.

Regardless of whether the client utilizes the “no risk” or “at risk” homesale service, we also earn commissions from real estate brokers, van lines and other suppliers who provide services to the transferee. The commissions earned allow us pricing flexibility for the fees we charge our clients. We have created the Cartus Broker Network, which is a network of real estate brokers consisting of our company owned brokerage operations, some of our franchisees who have chosen to become members and independent real estate brokers. Member brokers of the Cartus Broker Network receive referrals from our relocation services business in exchange for a referral fee. The Cartus Broker Network closed over 70,000 properties in 2005. We derive about 6% of our relocation revenue from referrals within our Cartus Broker Network.

About 6% of our relocation revenue is derived from our affinity services, which provide real estate and relocation services, including home buying and selling assistance, as well as mortgage assistance and moving services, to organizations such as insurance companies, credit unions and airline companies that have established members. Often these organizations offer our affinity services to their members at no cost and, where permitted, provide their members with a financial incentive for using these services. This service helps the organizations attract new members and retain current members. In 2005, we provided personal assistance to over 68,000 individuals, with approximately 30,000 real estate transactions.

Title and Settlement Services

Our title and settlement services business, Title Resource Group, provides full-service title and settlement (i.e., closing and escrow) services to real estate companies and financial institutions. We are licensed in 37 states and operate mostly in major metropolitan areas. We have approximately 500 offices, 350 of which are co-located with one of our company owned brokerage offices.

We act in the capacity of a title agent and sell title insurance to property buyers and mortgage lenders. We issue title insurance policies on behalf of large national underwriters and through our title insurance venture called Censtar as well as through our wholly owned underwriter, Title Resources Guaranty Company, which we acquired in January 2006. These policies are issued by our wholly and partially owned agency operations that are licensed in 37 states and Washington, D.C., with physical locations in 24 states. For policies issued through our agency operations, we typically are liable only for the first $5,000 of loss for such policies on a per claim basis.

Virtually all lenders require their borrowers to obtain title insurance policies at the time mortgage loans are made on real property. Title insurance policies state the terms and conditions upon which a title underwriter will insure title to real property. Such policies are issued on the basis of a preliminary report or commitment. Such reports are prepared after, among others, a search of public records, maps and other relevant documents to ascertain title ownership and the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. To facilitate the preparation of preliminary reports, copies of public records, maps and other relevant historical documents are compiled and indexed in a title plant. We subscribe to title information services provided by title plants owned and operated by independent entities to assist us in the preparation of preliminary title reports. In addition, we own, lease or participate with other title insurance companies or agents in the cooperative operation of such plants.

The terms and conditions upon which the real property will be insured are determined in accordance with the standard policies and procedures of the title underwriter. When our title agencies sell title insurance, the title search and examination function is performed by the agent. The title agent and underwriter split the premium. The amount of such premium “split” is determined by agreement between the agency and underwriter, or is promulgated by state law. We have entered into underwriting agreements with various underwriters, which state the conditions under which we may issue a title insurance policy on their behalf.

Our company owned brokerage operations are the principal source of our title and settlement services business. Other sources of our title and settlement services business include our real estate franchise business, Cartus and PHH Corporation’s mortgage company. Over the past several years, we have increased the geographic coverage of our title and settlement services business principally through acquisitions. When we acquire a title and settlement services business, we typically retain the local brand identity of the acquired business. Our acquisition transactions are often conducted in connection with an acquisition of a brokerage company for our company owned brokerage operations. As a result, many of our offices have subleased space from, and are co-located within, our company owned brokerage offices, a strategy that has proved to be instrumental in improving our capture rates. We have improved the capture rates of our title and settlement services business from 42% in 2003 to 48% in 2005.

Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. For example, in California, a title insurer/agent cannot rely on more than 50% of its title orders from “controlled business sources,” which is defined as sources controlled by, or which control, directly or directly, the title insurer/agent, which would include leads generated by our company owned brokerage business. In those states in which we operate our title and settlement services business that have “controlled business” statutes, we comply with such statutes by ensuring that we generate sufficient business from sources we do not control, including sources in which we own a minority ownership interest.

We perform title and settlement services in connection with the mortgage lending business, primarily that of PHH Mortgage. As a result of strong refinancing activity in the past few years, such business has had a material impact on our operating results. In 2003, refinance business contributed 25% of the EBITDA of our title and settlement services business. As interest rates have risen in 2005, however, refinance business represented only 12% of the EBITDA of our title and settlement services business, a level that we believe will continue going forward.

In January 2006, we completed our acquisition of American Title Company of Houston, Texas American Title Company and their related title companies based in Texas, including Dallas-based Title Resources Guaranty Company (“TRGC”), a title insurance underwriting business, for $93 million in cash plus a $10 million (subject to potential downward adjustment) note payable to the seller within two years of the closing date of the acquisition. TRGC is a title insurance underwriter licensed in Texas, Arizona, Colorado, Oklahoma, New Mexico and Kansas. We anticipate that TRGC will underwrite a portion of the title insurance policies issued by our agency businesses.

We also manage a national network of escrow and closing agents (some of whom are our employees, while others are attorneys in private practice) to provide full-service title and settlement services to a broad-based group that includes lenders, home buyers and sellers, developers, and real estate agents. Our role is generally that of an intermediary managing the completion of all the necessary documentation and services required to complete a real estate transaction.

We derive revenue through fees charged in real estate transactions for rendering the services described above as well as a percentage of the title premium on each title insurance policy sold. We provide many of these services in connection with our residential and commercial real estate brokerage and relocation operations. Fees for escrow and closing services are separate and distinct from premiums paid for title insurance and other real-estate services.

We intend to grow our title and settlement services business through the completion of additional acquisitions (including, possibly, acquisitions using Realogy common stock as currency), by increasing the number of title and settlement services offices that are located in or around our company owned brokerage offices and by increasing our capture rates. We also intend to grow by leveraging our existing geographic coverage, scale, capabilities and reputation into new offices not directly connected with our company owned brokerage offices and through entering into contracts and ventures with our franchisees that will allow them to participate in the title and settlement services business. We will integrate our recent acquisition of American Title Company of Houston, Texas American Title Company, TRGC and their related title companies to expand underwriting activities into other states.

Competition

Real Estate Franchise Business.  Competition among the national real estate brokerage brand franchisors to grow their franchise systems is intense. Our largest national competitors in this industry include, but are not limited to, The Prudential Real Estate Affiliates, Inc., GMAC Home Services, Inc. and RE/MAX International, Inc. In addition, a real estate broker may choose to affiliate with a regional chain or choose not to affiliate with a franchisor but to remain independent. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value and quality of the brand and services offered to franchisees.

The ability of our real estate brokerage franchisees to compete is important to our prospects for growth. The ability of an individual franchisee to compete may be affected by the quality of its sales associates, the location of its office, the services provided to its sales associates, the number of competing offices in the vicinity, its affiliation with a recognized brand name, community reputation and other factors. A franchisee’s success may also be affected by general, regional and local economic conditions. The potential negative effect of these conditions on our results of operations is generally reduced by virtue of the diverse geographical locations of our franchisees. At December 31, 2005, our combined real estate franchise systems had approximately 9,200 brokerage offices in the United States and approximately 15,000 offices worldwide. The real estate franchise systems have offices in 59 countries and territories in North and South America, Europe, Asia, Africa and Australia.

Real Estate Brokerage Business.  The real estate brokerage industry is highly competitive, particularly in the metropolitan areas in which our owned brokerage business operates. In addition, the industry has relatively low barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based listing services. Companies compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts, and brokerage commissions. We compete primarily with franchisees of local and regional real estate franchisors; franchisees of our brands and of other national real estate franchisors, such as The Prudential Real Estate Affiliates, Inc., GMAC Home Services, Inc. and RE/MAX International, Inc.; regional independent real estate organizations, such as Weichert Realtors and Long & Foster Real Estate; discount brokerages, such as ZipRealty; and smaller niche companies competing in local areas.

Relocation Business.  Competition in our relocation business is based on service, quality and price. We compete with global and regional outsourced relocation services providers, human resource outsourcing companies, and international accounting firms. These human resource outsourcing companies may own or have relationships with other relocation companies. For example, Hewitt Associates, a large human resource outsourcing company, owns its own relocation company. Other human resource outsourcing companies may be seeking to acquire relocation companies or develop preferred relationships with our competitors. The larger outsourced relocation services providers that we compete with include Prudential Real Estate and Relocation Services Inc., Sirva, Inc. and Weichert Relocation Resources, Inc.

Title and Settlement Services.  The title and settlement services business is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete with other title insurers, title agents and vendor management companies. While we are an agent for some of the large insurers, we also compete with the owned agency operations of these insurers. These national competitors include Fidelity National Title Insurance Company, Land America Financial Group, Inc., Stewart Title Guaranty Company, First American Title Insurance Company and Old Republic Title Company. In addition, numerous agency operations and small underwriters provide competition on the local level.

Marketing and Technology

National Advertising Fund

Each of our residential brands operates a National Advertising Fund and our commercial brand operates a Commercial Marketing Fund that is funded by our franchisees and our owned real estate brokerage operations. We are the largest contributor to each of these funds, either through commitments through our contracts with our franchisees or by our agreements with our company owned real estate brokerage operations. The focus of the National Advertising Funds is as follows:

Build and Maintain Strong Consumer Brands

The primary focus of each National Advertising Fund is to build and maintain brand awareness. This is primarily accomplished through television, radio and print advertising. Our Internet presence, for the most part, features our entire listing inventory in our regional and national markets, plus community profiles, home buying and selling advice, relocation tips and mortgage financing information. Each brand manages a comprehensive system of marketing tools, systems and sales information and data that can be accessed through free standing brand intranet sites, to assist sales associates in becoming the best marketer of their listings. In addition to the Sotheby’s International Realty brand, a leading luxury brand, our franchisees and our company owned brokerages also participate in luxury marketing programs, such as Century 21 Fine Homes & EstatesSM, Coldwell Banker Previews®, and ERA International Collection®.

Drive Customers to Brand Websites

According to NAR, 70% of all homebuyers used the Internet in connection with their search for a new home in 2005. Our marketing and technology strategies focus on capturing this consumer and assisting in their purchase. Internet, print, radio and television advertising are used by the brands to drive consumers to their respective websites. Significant focus is placed on developing each website to create value to the real estate consumer. Each website focuses on streamlined, easy search processes for listing inventory and rich descriptive details and multiple photos to market the listing on the brand website. Additionally, each brand website serves as a national distribution point for sales associates to market themselves to consumers, creating a positive customer experience.

Proprietary Technology

In addition to the websites, each brand focuses on technology initiatives that increase value to the customer and the franchisee. Beginning in 2005, we began rolling out SearchRouter and LeadRouter. The two technologies complement each other and serve to drive traffic back to our franchisees and our company owned real estate brokerage operations. SearchRouter is a proprietary technology that passes the search criteria from one of our national websites to local franchisees’ websites, thereby delivering all local listings from all real estate companies in a particular area. This permits us to deliver more listings to the consumer than any other national real estate competitor. The second proprietary system, LeadRouter, patent pending, works with each brand’s national website to deliver Internet consumer leads directly to a sales associate’s cellular phone in real time, which dramatically increases the sales associate’s response rate and response time to the consumer.

Company Owned Brokerage Operations

Our company owned real estate brokerage business markets our real estate services and specific real estate listings primarily through individual property signage, the Internet, and by hosting open houses of our listings for potential buyers to view in person during an appointed time period. In addition, contacts and communication with other real estate agents, targeted direct mailings, and local print media, including newspapers and real estate publications, are effective for certain price points and geographical locations. Television (spot cable commercials), radio 10-second spots in select markets, and “out-of-home” (i.e., billboards, train station posters) advertisements are also included in many of our companies’ marketing strategies.

Our sales associates at times choose to supplement our marketing with specialized programs they fund on their own. We provide our sales associates with promotional templates and materials which may be customized for this opportunity.

In addition to our Sotheby’s International Realty offices, we also participate in luxury marketing programs established by our franchisors, such as Coldwell Banker Previews and the ERA International Collection. The programs provide special services for buyers and sellers of luxury homes, with attached logos to differentiate the properties. Our sales associates are offered the opportunity to receive specific training and certification in their respective luxury properties marketing program. Properties listed in the program are highlighted through specific:

•	signage displaying the appropriate logo;

•	features in the appropriate section on the company Internet site;

•	targeted mailings to prospective purchasers using specific mailing lists; and

•	collateral marketing material, magazines and brochures highlighting the property.

The utilization of information technology as a marketing tool has become increasingly effective in our industry, and we believe that trend will continue to increase. Accordingly, we have sought to become a leader among residential real estate brokerage firms in the use and application of technology. The key features of our approach are as follows:

•	The integration of our information systems with multiple listing services to:

o	provide property information on a substantial number of listings, including those of our competitors when possible to do so;

o	integrate with our systems to provide current data for other proprietary technology within our company, such as contact management technology.

•	The placement of our company listings on multiple web sites, including:

o	our NRT operating companies’ local web sites;

o	the appropriate brand web site(s) (coldwellbanker.com, era.com and sothebysrealty.com);

o	Openhouse.com, Realogy’s multi-branded web site designed specifically for promoting open houses; and

o	Realtor.com, the official web site of NAR, by enhancing our presence with additional investments in the web site’s featured home product, presenting certain properties in a featured spot on the search parameter page.

The majority of these web sites provide the opportunity for the customer to utilize different features, allowing them to investigate community information, view property information and print feature sheets on those properties, receive on-line updates, obtain mapping and property tours for open houses, qualify for financing, review the qualifications of our sales associates, receive home buying and selling tips, and view information on our local sales offices. The process usually begins with the browsing consumer providing search parameters to narrow their property viewing experience. Wherever possible, we provide at least six photographs of the property and/or a virtual tour in order to make the selection process as complete as possible. To make readily available the robust experience on our web sites, we utilize paid web search engine advertising as a source for our Internet consumers.

Most importantly, the browsing customer has the ability to contact us regarding their particular interest and receive a rapid response through our proprietary LeadRouter system. Through this program, Internet queries are transferred electronically to our sales associates within a matter of seconds, enabling the consumer to receive the information they desire, including an appointment with our sales associate in a timely manner.

Our sales associates have the ability to access professional support and information through various extranet sites in order to perform their tasks more efficiently. An example of this is the nationwide availability of a current “Do Not Call List” to assist them in the proper telemarketing of their services.

Employees

At December 31, 2005, we had approximately 15,000 employees, including approximately 400 employees outside of the United States. None of our employees are subject to collective bargaining agreements governing their employment with our company. We believe that our employee relations are good.

Sales Associate Recruiting and Training

Each real estate franchise system encourages, and provides some assistance and training with respect to, sales associate recruiting by franchisees. Each system separately develops its own branded recruiting programs that are tailored to the needs of its franchisees.

We encourage our franchisees to recruit sales associates by selectively offering forgivable financing arrangements to franchisees that add sales associates in the early stages of their franchise relationship with us. We typically present these opportunities to unaffiliated brokerages upon conversion to a franchise and when existing franchisees open offices in new markets. For example, a new franchisee may be granted 60 days from the date its brokerage is opened and operating as a franchised business to recruit sales associates in order to increase the opportunity for additional gross revenue that is used as the basis for determining the amount of the forgivable financing arrangement. We will only provide incentives on additional gross commission income from sales associates who were not previously associated with one of our other franchise systems during the past six months.

Each real estate brand provides training and marketing-related materials to its franchisees to assist them in the recruiting process. While we never participate in the selection, interviewing, hiring or termination of franchisee sales associates (and do not provide any advice regarding the structure of the employment or contractor relationship), the common goal of each program is to provide the broker with the information and techniques to help the broker grow their business through sales associate recruitment.

Each system’s recruiting program contains different materials and delivery methods. The marketing materials range from a detailed description of the services offered by our franchise system (which will be available to the sales associate) in brochure or poster format to audio tape lectures from industry experts. Live instructors at conventions and orientation seminars deliver some recruiting modules while other modules can be viewed by brokers anywhere in the world through virtual classrooms over the Internet. Most of the programs and materials are then made available in electronic form to franchisees over the respective system’s private intranet site. Many of the materials are customizable to allow franchisees to achieve a personalized look and feel and make modifications to certain content as appropriate for their business and marketplace.

Properties and Facilities

Corporate Headquarters.  Our corporate headquarters is located in leased offices at One Campus Drive in Parsippany, New Jersey. The lease expires in 2013 and can be renewed at our option for an additional five or ten years.

Real Estate Franchise Services.  Our real estate franchise business conducts its main operations at our leased offices at One Campus Drive in Parsippany, New Jersey. There are also leased facilities at regional offices located in Atlanta, Georgia, Mission Viejo, California, Scottsdale, Arizona and Boston, Massachusetts.

Company Owned Real Estate Brokerage.  Our company owned real estate brokerage business leases over 7.3 million square feet of domestic office space under 1,410 leases. Its corporate headquarters are located at 339 Jefferson Road, Parsippany, New Jersey pursuant to leases expiring in 2007. It leases approximately 20 facilities serving as regional headquarters; 60 facilities serving as local administration, training facilities or storage, and nearly 1,100 offices under approximately 1,200 leases serving as brokerage sales offices. These offices are generally located in shopping centers and small office parks, generally with lease terms of five years. In addition, there are 14 leases representing vacant office space, principally as a result of acquisition-related brokerage sales office consolidations.

Relocation Services.  Our relocation business has its main corporate operations in a leased building in Danbury, Connecticut with a lease term expiring in 2015. There are also five leased regional offices located in Mission Viejo and Walnut Creek, California; Chicago, Illinois; Irving, Texas and Bethesda, Maryland, which provide operation support services. International offices are leased in Swindon and Hammersmith, United Kingdom; Melbourne, Australia; Hong Kong and Singapore.

Title and Settlement Services Business.  Our title and settlement services business conducts its main operations at a leased facility in Mount Laurel, New Jersey pursuant to a lease expiring in 2014. This business also has leased regional and branch offices in 23 states and the District of Columbia.

We believe that all of our properties and facilities are well maintained.

Government Regulation

Franchise Regulation.  The sale of franchises is regulated by various state laws, as well as by the Federal Trade Commission (the “FTC”). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. The states with relationship or other statutes governing the termination of franchises include Arkansas, California, Connecticut, Delaware, Hawaii, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, Virginia, Washington, and Wisconsin. Puerto Rico and the Virgin Islands also have statutes governing termination of franchises. Some franchise relationship statutes require a mandated notice period for termination; some require a notice and cure period. In addition, some require that the franchisor demonstrate good cause for termination. These statutes do not have a substantial effect on our operations because our franchise agreements generally comport with the statutory requirements for cause for termination, and they provide notice and cure periods for most defaults. Where the franchisee is granted a statutory period longer than permitted under the franchise agreement, we extend our notice and/or cure periods to match the statutory requirements. Failure to comply with these laws could result in civil liability to any affected franchisees. While our franchising operations have not been materially adversely affected by such existing regulation, we cannot predict the effect of any future federal or state legislation or regulation. Our franchisors may engage in certain lending transactions common in their respective industries and provide loans to franchisees as part of the sale of the franchise. Such transactions may require the franchisor to register under a law in California governing business lenders.

Real Estate Regulation.  The federal Real Estate Settlement Procedures Act (“RESPA”) and state real estate brokerage laws restrict payments which real estate brokers, title agencies, mortgage brokers and other settlement service providers may receive or pay in connection with the sales of residences and referral of settlement services (e.g., mortgages, homeowners insurance and title insurance). Such laws may to some extent restrict preferred alliance and other arrangements involving our real estate franchise, real estate brokerage, settlement services and relocation businesses. Currently, South Carolina and Iowa prohibit the sharing of referral fees with a principal to a transaction and there is an effort in Oklahoma, which could limit our ability to share referral fees with our corporate relocation clients. Failure to comply with the law in South Carolina and Iowa could result in fines or a suspension of a license to conduct business in the state. In addition, with respect to our company owned real estate brokerage, relocation and title and settlement services businesses, RESPA and similar state laws require timely disclosure of certain relationships or financial interests with providers of real estate settlement services.

Our company owned real estate brokerage business is also subject to numerous federal, state and local laws and regulations that contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions and advertising and consumer disclosures. Under state law, our real estate brokers have the duty to supervise and are responsible for the conduct of their brokerage business.

Regulation of Title Insurance and Settlement Services.  Each title agency underwriter and/or settlement services provider or certain employees, or all of them, are required to be licensed to issue title insurance or perform closings in states where they operate. Each state licenses and regulates title agencies/settlement service providers and underwriters through their Departments of Insurance or other regulatory body. In many states, title insurance rates are either promulgated by the state or are required to be filed with each state by the agent or underwriter, and some states promulgate the split of title insurance premiums between the agent and underwriter. States sometimes unilaterally lower the insurance rates relative to loss experience and other relevant factors. States also require title agencies and title underwriters to meet certain minimum financial requirements for net worth and working capital. In addition, each of our insurance underwriters is subject to a holding company act in its state of domicile, which regulates, among other matters, investment policies and the ability to pay dividends.

Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. We are aware of 23 states (Alaska, Arizona, California, Colorado, Connecticut, Hawaii, Idaho, Indiana, Kansas, Kentucky, Louisiana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, Oregon, Tennessee, Utah, Vermont, West Virginia, Wisconsin and Wyoming) that have enacted some form of “controlled business” statute. “Controlled business” typically is defined as sources controlled by, or which control, directly or indirectly, the title insurer or agent. We are not aware of any pending controlled business legislation. A company’s failure to comply with such statutes could result in the non-renewal of the company’s license to provide title and settlement services. We provide our services not only to our affiliates but also to third-party businesses in the geographic areas in which we operate. Accordingly, we manage our business in a manner to comply with any applicable “controlled business” statutes. We have never been cited for failing to comply with a “controlled business” statute.

Legal Proceedings

Legal—Real Estate Business

The following litigation relates to Cendant’s Real Estate business, and pursuant to the Separation and Distribution Agreement, we have agreed to be responsible for all of the related costs and expenses.

Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation, (N.J. Super. Ct. L. Div., Morris County, New Jersey). Frank K. Cooper Real Estate #1, Inc. has filed a class action against Cendant and Cendant’s subsidiary, Century 21 Real Estate Corporation (“Century 21”). Cendant and Century 21 were served with the complaint on March 14, 2002. The class action alleges breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, as well as the implied duty of good faith and fair dealing, and certain express and implied fiduciary duties. The complaint alleges, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages; Cendant used Century 21 marketing dollars to promote Cendant’s internet website, Move.com; the Century 21 magazine was replaced with a Coldwell Banker magazine; Century 21 ceased using marketing funds for yellow page advertising; Cendant nearly abolished training in the areas of recruiting, referral, sales and management; and Cendant directed most of the relocation business to Coldwell Banker and ERA brokers. On October 29, 2002, the plaintiffs filed a second amended complaint adding a count against Cendant as guarantor of Century 21’s obligations to its franchisees. In response to an order to show cause with preliminary restraints filed by the plaintiffs, the court entered a temporary restraining order limiting Century 21’s ability to seek general releases from its franchisees in franchise renewal agreements. On June 23, 2003, the court determined that the limitations on Century 21 obtaining general releases should continue with respect to renewals only. Consequently, as part of any ordinary course transaction other than a franchise renewal, Century 21 Real Estate Corporation may require the franchisee to execute a general release, forever releasing Century 21 Real Estate Corporation from any claim that the Century 21 franchisee may have against Century 21 Real Estate Corporation. The court also ordered a supplemental notice of the progress of the litigation distributed to Century 21 franchisees.

Plaintiffs filed their motion to certify a class on October 1, 2004. The parties conducted discovery on the class certification issues. On January 31, 2006, Defendants filed their opposition to the class motion. Plaintiffs’ reply to the class motion was filed on May 2, 2006. The court heard oral argument on the motion on May 26, 2006 and will issue a decision in approximately 30-60 days.

Rajeev P. Shrestha v. NRT, Inc.; Coldwell Banker Real Estate Corp.; Coldwell Banker Residential Brokerage Company; Coldwell Banker Residential Real Estate, Inc. (Superior Court of the State of California, County of San Diego Case Number GIC 798126). The original complaint was filed on October 15, 2002. Rajeev Shrestha has filed a class action on behalf of all buyers of real estate who paid a “Transaction Coordinator Fee” or “Documentation Compliance Fee” to Coldwell Banker Residential Brokerage Company at any time since

October 16, 1998. Shrestha’s First Amended Complaint alleges causes of action for breach of fiduciary duty and violation of California’s Unfair Competition Law, Business and Professions Code section 17200 et seq.

The causes of action are based on the allegation that defendants would charge home buyers a “Transaction Coordinator Fee” or a “Documentation Compliance Fee” in addition to a commission on the sale. Shrestha argues that clients were misled about the nature of the fee, and also that the fee constitutes unfair “double-charging” for services. The San Diego Superior Court initially denied the plaintiffs’ motion for class certification and the appellate court reversed and remanded. On September 14, 2005, the San Diego Superior Court granted Shrestha’s renewed motion for class certification. A settlement was reached on April 20, 2006, which must be approved by the Court.

Berger v. Property ID Corp., et al., (CV 05-5373 GHK (CTx) (U.S.D.C., C.D. Cal.)). The original complaint was filed on July 25, 2005. Mark Berger filed an amended, class action lawsuit against Cendant, Century 21 Real Estate Corporation, Coldwell Banker Residential Brokerage Company, and related entities, among other defendants, who are parties to joint venture agreements with Property I.D. Corporation, which markets and sells natural hazard disclosure reports in the state of California. The First Amended Complaint alleged violations of RESPA, which prohibits direct or indirect kickbacks from real estate settlement service providers for the referral of business to other providers, and further alleged unlawful business practices under the California Business and Professions Code. Berger primarily alleges that the joint ventures are sham arrangements that unlawfully receive kickbacks or referral fees in exchange for business.

On November 23, 2005 the Court granted Defendants’ motion to dismiss the First Amended Complaint on the ground that Berger inadequately pled equitable tolling and equitable estoppel. On December 7, 2005 Berger filed a Second Amended Complaint adding two additional plaintiffs and three additional defendants, including additional allegations regarding equitable estoppel and equitable tolling, and adding a breach of fiduciary duty claim against the broker defendants. On January 6, 2006, Defendants filed a motion to dismiss the revised pleading on the grounds that Berger still failed to adequately plead equitable tolling and estoppel and failed to obtain Court approval to add new parties, which motion was denied. Defendants’ motion to bifurcate discovery into two phases, class discovery and merits discovery was denied. Discovery is currently proceeding.

Theresa Boschee v. Burnet Title, Inc., (Civil File No. 03-16986, Hennepin County District Court, Minneapolis, Minnesota). Burnet Title, Inc. (“Burnet”) was the settlement agent in connection with the closing of a mortgage transaction for plaintiff on November 1, 1999. Among the fees that Burnet charged plaintiff for its work were a plat/inspection report fee, an assessment fee, and courier fees (collectively, the “Challenged Fees”). On October 17, 2003, plaintiff filed this action in Minnesota state court alleging that the Challenged Fees were excessive and/or duplicative fees. Plaintiff alleged that by charging and collecting the Challenged Fees, Burnet had violated the Minnesota Consumer Fraud Act and the Minnesota Deceptive Trade Practices Act, and had committed common law conversion. Burnet denied plaintiff’s allegations. By order entered on May 18, 2005, the court granted plaintiff’s motion for class certification, and certified a plaintiff class consisting of all persons who, during the time period from January 26, 1994 through the present, (a) were charged one or more of the three Challenged Fees, or other similarly named fee and (b) were charged more than Burnet paid to a third-party service provider for such services. Notice has not yet been sent to the class.

On March 8, 2006, a settlement was reached that includes us, Edina Title Services and Universal Title Company and their pending class action matters pending in Minnesota on the same Challenged Fees. The three-party settlement was preliminarily approved by the Court on May 8, 2006 and notice was issued to the class on May 26, 2006.

This state court matter follows a similar action brought by this plaintiff alleging that certain fees which she had been charged in connection with the refinancing of her home mortgage, a plat/inspection fee, an assessment fee and courier fees, violated section 8(b) of the RESPA. Plaintiff also alleged pendant state law claims for conversion and violation of the Minnesota Consumer Fraud Act and the Minnesota Deceptive Trade Practices

Act. On August 2, 2001, the Court certified this matter as a class action. On October 3, 2003, the Court dismissed the RESPA claim pursuant to the Haug decision, which holds that the mark-up of these kinds of fees by title companies does not violate RESPA. The Court decided that the Class’s state claims should be resolved in state court. Accordingly, plaintiff filed the referenced state court matter.

Leflore County, Mississippi Cases (Civil Action No. 2003-115-CICI, Leflore County, Mississippi). Between June 18, 2003, and August 31, 2004, 30 civil actions were commenced in the State Courts of Leflore County, Mississippi against Coldwell Banker Real Estate Corporation, and others. Two of these actions have been removed to Federal Court. Plaintiffs allege fraud among the Defendants in connection with the purchase of approximately 90 homes in Leflore County. Specifically, Plaintiffs allege that Defendants made false representations to each Plaintiff regarding the value and/or condition of the properties, which false representations led Plaintiffs to borrow money, at unreasonable rates and with the aid of false documentation, to purchase the properties. Plaintiffs seek actual damages ranging in amounts from $100,000 to $500,000, an unspecified amount of punitive damages, attorneys’ fees and costs. Coldwell Banker aggressively has pursued discovery from the Plaintiffs; sought severance of Plaintiffs’ claims, one from another; and the dismissal of Plaintiffs’ claims due to their failure to cooperate in discovery and comply with the Court’s orders regarding discovery. On July 18, 2005, and again on September 19, 2005, the Court conducted hearings on Coldwell Banker’s Motions to Dismiss. At the conclusion of these hearings, the Court took the Motions to Dismiss under advisement, and, to date, has not ruled on the Motions. On April 5, 2006, the Court entered orders dismissing 21 of the pending state court matters.

Prior to the July 18, 2005 hearing on Coldwell Banker’s Motions to Dismiss the State Court actions, the same Plaintiffs, and about 30 others, commenced a series of parallel actions in the United States District Court for the Northern District of Mississippi. Between July 18, 2005 and July 29, 2005, 21 civil actions were commenced in Federal Court alleging the same state law fraud and misrepresentation claims as were alleged in the prior-filed State Court actions, as well as claims arising under the Federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 U.S.C. § 1964, et seq. Coldwell Banker timely filed Motions to Dismiss these Federal actions due to Plaintiffs’ failure to state any viable RICO claims and a lack of federal jurisdiction over Plaintiffs’ State law fraud and misrepresentation claims. On March 20, 2006 in four RICO motions, Coldwell Banker’s Motions to Dismiss were denied. On March 27, 2006 Coldwell Banker filed Motions for Reconsideration of those denials. Plaintiffs have represented to the Court that if Federal jurisdiction is present over these actions, Plaintiffs will dismiss their State Court actions. Consequently, Plaintiffs have sought a stay of the State Court proceedings pending a ruling on Coldwell Banker’s Motions to Dismiss the Federal actions. The Court has held a Case Management Conference with all of the parties, entered Scheduling Orders, and has set the first case for trial, commencing on January 14, 2008. Currently, the parties are engaged in the initial stages of discovery.

Additionally, on January 11, 2005, a putative class action was commenced in the United States District Court for the Northern District of Mississippi relating to the same allegations of fraud and misrepresentation in connection with the purchase of residential real estate in Leflore County, Mississippi. Specifically, Plaintiffs have sought certification of a class consisting of the following: “All persons who purchased or sold property within the state of Mississippi while utilizing the services of Coldwell Banker First Greenwood Leflore Realty, Inc., who were misled about the value or condition of the property, or who were misled by Coldwell Banker or its agents concerning the sales price of the real property, or who were promised repairs and/or renovations to the property which were not made or completed, or who, with the active involvement of Coldwell Banker or its agents entered into loans, secured by collateral in the form of real property, who were charged excessive and/or unnecessary fees, charges and related expenses.” The Class Complaint asserts claims for false advertising, breach of fiduciary duty, misrepresentation, deceptive sales practices, fraudulent concealment, fraud in the inducement, intentional infliction of emotional distress, negligent infliction of emotional distress, breach of public policy, negligence, gross negligence, and fraud. The Class Complaint seeks unspecified compensatory and punitive damages, attorneys’ fees and costs. On March 31, 2005, Plaintiffs filed a Motion for Class Certification. On April 15, 2005, Coldwell Banker Real Estate Corporation filed its Opposition to Plaintiffs’ Motion for Class

Certification. To date, the Court has not ruled on Plaintiffs’ Motion for Class Certification, however, the Court has entered an order staying all discovery pending a ruling on this Motion.

Jim L. Pruett, Bobby Fischer, John William Emory, III, Joni Goss, Ernest Wayne White, Jr. and Daniel Floyd were indicted for their alleged roles in a scheme to submit false information to obtain mortgages. Specifically, they were indicted for wire fraud, mail fraud or conspiring to commit these crimes. Fischer, White, Goss and Pruett entered guilty pleas on January 13, 2006 and were scheduled to be sentenced by Judge Wingate on April 3, 2006. The sentencing was postponed until June 9, 2006 when Jim Pruett was sentenced to 41 months in prison. Jim L. Pruett was the secretary of Greenwood Leflore Realty, Inc., which was Coldwell Banker’s franchisee.

Donna J. Fonnotto, v. Cendant Settlement Services Group, Inc., NRT Settlement Services, Inc. and St. Joe Title Services, Inc. d/b/a Sunbelt Title Agency (Case No. 8:05-CV-02155, Pinellas County Florida). The original complaint was filed on June 21, 2005. Plaintiff was formerly an employee of the defendant Sunbelt Title Agency and individually, and on behalf of other similarly situated, alleges the defendant did not pay her, and others similarly situated, the appropriate amount of wages. Discovery is currently in process.

Real Share International, Inc. et al. v. Coldwell Banker Real Estate Corporation (Case No. 13 114 02166 04, American Arbitration Association, Commercial Arbitration Tribunal). On September 14, 2004, Claimants Real Share International, Inc., RSI 1, Inc., and RSI 2, Inc. filed an arbitration demand against Coldwell Banker Real Estate Corporation (Coldwell Banker). Claimants RSI 1 and RSI 2 hold the exclusive right to the operation of a Coldwell Banker-branded residential real estate brokerage in Manhattan, under the terms of written franchise agreements with Coldwell Banker. Claimants’ demand alleged that they suffered damages as a result of breach of contract, breach of an implied covenant of good faith and fair dealing, and tortious interference with their prospective economic advantage. Coldwell Banker responded that it had fully honored its obligations under the franchise agreements. Immediately before the hearing, Claimants abandoned their claim of tortious interference.

The parties agreed to bifurcate the liability and damage proceedings, and presented evidence to the arbitrator on liability issues in May 2005. On June 29, 2005, the arbitrator issued an Interim, Partial Award on Liability, addressing the contractual and implied covenant issues and finding liability on certain aspects of Claimants’ contractual claims. In particular, the arbitrator held that Claimants are entitled to lost net profits from Coldwell Banker on certain referrals to Claimants’ competitor. Claimants petitioned the District Court for the Southern District of New York to confirm the award and Coldwell Banker filed a cross-petition to vacate the award. The District Court confirmed the award on September 23, 2005. Coldwell Banker’s appeal to the Second Circuit is pending, with its initial brief to be filed on March 17, 2006. Meanwhile, an evidentiary hearing regarding causation and damages was held on February 6 -10, 2006. On February 22, 2006, the parties filed post hearing briefs. The parties filed reply briefs on March 13, 2006. On April 7, 2006, the arbitrator issued a Partial Final Award on Damages and Injunctive Relief, subject to additional future proceedings concerning the award of attorneys’ fees. The Partial Final Award will not have a material adverse effect on our consolidated financial position or results of operations.

Coldwell Banker Real Estate Corporation v. RSI 3, Inc. and RSI 4, Inc. (Case No. 05-4459, District of New Jersey). On September 15, 2005, Plaintiff filed an action seeking declaratory judgment against the Defendants that Defendants’ limited exclusivity that prohibits Plaintiff from allowing another franchisee to operate a Coldwell Banker office in Manhattan does not include the exclusive right to receive referrals from all other Coldwell Banker franchisees. This declaratory judgment action seeks to adjudicate the dispute at issue in the Real Share arbitration referred to below with respect to the remaining franchise contracts between Coldwell Banker and Real Share. Defendants will file their answer to the complaint by March 15, 2006. On March 9, 2006, the District Court stayed all proceedings and referred the matter to mediation.

Proa, Jordan and Schiff v. NRT Mid-Atlantic, Inc. d/b/a Coldwell Banker Residential Brokerage et al. (Case No. 1:05-cv-02157 (AMD), U.S.D.C., District of Maryland, Northern Division). On August 8, 2005, Plaintiffs Proa and Jordan filed a lawsuit against NRT Mid-Atlantic, Inc., NRT Incorporated and Angela Shearer, Branch

Vice President of Coldwell Banker Residential Brokerage’s Chestertown, Maryland office. On October 27, 2005, Plaintiffs filed an amended complaint that includes Schiff as a plaintiff, names Sarah Sinnickson, Executive Vice President and General Sales Manager of Coldwell Banker Residential Brokerage as an individual defendant and asserts eight claims. Plaintiffs’ claims involve alleged conduct arising from the Plaintiffs’ affiliation with NRT’s Chestertown, Maryland office as real estate agents on an independent contractor basis. The Plaintiffs allege violations of Title VII of the Civil Rights Act and violations of the Civil Rights Act of 1866 claiming discrimination and retaliation on the basis of race, religion, ethnicity, racial heritage and/or ethnic or racial associations. The Plaintiffs are also seeking declaratory relief on behalf of themselves and a putative class that they are common law employees as opposed to independent contractors. The Plaintiffs are also alleging various breach of contract, wrongful discharge and negligent supervision claims. In addition, Plaintiffs are alleging that defendant Shearer made false and defamatory remarks about Plaintiffs Proa and Jordan to their co-workers.

The Plaintiffs are seeking compensatory and punitive damages in an amount to be determined at trial, as well as attorneys’ fees. On November 14, 2005, the Defendants filed an answer to the Plaintiffs’ amended complaint. Defendants have filed a motion to dismiss the claim for declaratory judgment based on lack of subject matter jurisdiction as well as a motion for judgment on the pleadings as to Jordan’s Title VII claim based on the statute of limitations. Plaintiffs also agreed to voluntarily dismiss the defamation claims without prejudice. A stipulation of voluntary dismissal of the defamation claim against Angela Shearer was entered on January 18, 2006. The Court has not yet entered a Scheduling Order, although one should be entered shortly.

Passen and Friedler et al v. NRT Mid-Atlantic, Inc, NRT Mid-Atlantic Title Services, LLC, Cole, Miller et al. (Case No.03-C-04-005534, Baltimore County, Maryland). On June 9, 2004 the plaintiffs filed a lawsuit against NRT Mid-Atlantic, Inc., NRT Mid-Atlantic Title Services, LLC, Henry Cole and other defendants. The Plaintiffs allege that the defendants obtained real estate sales commissions, to which they were not entitled, and other funds belonging to the plaintiffs. Cole is a commercial real estate agent formerly affiliated with NRT Mid-Atlantic, Inc. Cole, defendant David Miller and the Plaintiffs purchased a series of commercial buildings together. NRT Mid-Atlantic Title Services, LLC provided title services for the transactions. Cole managed the properties through a separate company he controlled. The Plaintiffs allege that Cole promised to forego commissions on the purchase of the properties but secretly obtained them, thereby increasing the purchase price paid by the Plaintiffs. The Plaintiffs also allege that Cole mismanaged the properties and embezzled funds paid to the management company on the Plaintiffs’ behalf. The Plaintiffs allege that the other Defendants conspired with Cole to defraud the Plaintiffs or committed acts amounting to negligent misrepresentation and negligent hiring and supervision.

Following the dismissal of a number of claims against the Defendants in 2005, the remaining claims under the original complaint are for fraud/intentional misrepresentation (against all Defendants), negligent misrepresentation (against all Defendants), negligence (against NRT Mid-Atlantic Title Services, LLC), negligence/respondeat superior (against NRT Mid-Atlantic, Inc.), negligent hiring and supervision (against NRT Mid-Atlantic, Inc.), civil conspiracy (against all Defendants), breach of fiduciary duties (against Cole), breach of assignment agreement (against Cole) and for an accounting (against Cole’s management company). On December 23, 2005, the Plaintiffs served their first amended complaint adding claims against Cole’s wife and other family members, alleging that they received some of the proceeds of Cole’s alleged schemes. It also adds a count against NRT Mid-Atlantic, Inc. and NRT Mid-Atlantic Title Services, LLC for aiding and abetting Cole’s alleged deceit. On March 15, 2006 the Plaintiffs served their second amended complaint adding claims against their former counsel, Richard Miller, alleging that he failed to properly represent Plaintiffs’ interests in the subject real estate transactions. Former NRT Mid-Atlantic, Inc. employees, Patricia Bart and Dennis German, were also named as defendants. Discovery is ongoing and trial is scheduled for April 30, 2007.

In Re Homestore.com Securities Litigation, No. 10-CV-11115 (MJP) (U.S.D.C., C.D. Cal.). On November 15, 2002, Cendant and Richard A. Smith, our Vice Chairman of the Board, President and Director Nominee, were added as defendants in a putative class action. The 26 other defendants in such action include Homestore.com, Inc., certain of its officers and directors and its auditors. Such action was filed on behalf of persons who purchased stock of Homestore.com (an Internet-based provider of residential real estate listings) between January 1, 2000 and

December 21, 2001. The complaint in this action alleges violations of Sections 10(b) and 20(a) of the Exchange Act based on purported misconduct in connection with the accounting of certain revenues in financial statements published by Homestore during the class period. On March 7, 2003, the court granted Cendant’s motion to dismiss lead plaintiff’s claim for failure to state a claim upon which relief could be granted and dismissed the complaint, as against Cendant and Mr. Smith, with prejudice. On March 8, 2004, the court entered final judgment, thus allowing for an appeal to be made regarding its decision dismissing the complaint against Cendant, Mr. Smith and others. Oral argument of the appeal took place on February 6, 2006.

We cannot give any assurance as to the final outcome or resolution of these unresolved proceedings. An adverse outcome from certain unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our consolidated financial position or liquidity.

Additionally, from time to time, we are involved in certain other claims and legal actions arising in the ordinary course of our business. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Legal—Cendant Corporate Litigation

Pursuant to the Separation and Distribution Agreement, we agreed to be responsible for 50%, or 62.5% upon a sale of Travelport, of the contingent corporate liabilities (and related costs and expenses) related to the Cendant litigation described below.

After the April 15, 1998 announcement of the discovery of accounting irregularities in the former CUC International, Inc. (“CUC”) business units, and prior to the issuance of this information statement, approximately 70 lawsuits claiming to be class actions and other proceedings were commenced against Cendant and other defendants, of which a number of lawsuits have been settled. Approximately six lawsuits remain unresolved in addition to the matters described below.

In Re Cendant Corporation Litigation, Master File No. 98-1664 (WHW) (D.N.J.) (the “Securities Action”), is a consolidated class action brought on behalf of all persons who acquired securities of Cendant and CUC, except the PRIDES securities, between May 31, 1995 and August 28, 1998. Named as defendants are Cendant; 28 current and former officers and directors of Cendant, CUC and HFS Incorporated; and Ernst & Young LLP, CUC’s former independent accounting firm.

The Amended and Consolidated Class Action Complaint in the Securities Action alleges that, among other things, the lead plaintiffs and members of the class were damaged when they acquired securities of Cendant and CUC because, as a result of accounting irregularities, Cendant’s and CUC’s previously issued financial statements were materially false and misleading, and the allegedly false and misleading financial statements caused the prices of Cendant’s and CUC’s securities to be inflated artificially.

On December 7, 1999, Cendant announced that it had reached an agreement to settle claims made by class members in the Securities Action for approximately $2,850 million in cash plus 50 percent of any net recovery Cendant receives from Ernst & Young as a result of Cendant’s cross-claims against Ernst & Young as described below. This settlement received all necessary court approvals and was fully funded by Cendant on May 24, 2002.

On January 25, 1999, Cendant asserted cross-claims against Ernst & Young that alleged that Ernst & Young failed to follow professional standards to discover and recklessly disregarded the accounting irregularities and is therefore liable to Cendant for damages in unspecified amounts. The cross-claims assert claims for breaches of Ernst & Young’s audit agreements with Cendant, negligence, breaches of fiduciary duty, fraud and contribution. On July 18, 2000, Cendant filed amended cross-claims against Ernst & Young asserting the same claims.

On March 26, 1999, Ernst & Young filed cross-claims against Cendant and certain of Cendant’s present and former officers and directors that alleged that any failure by Ernst & Young to discover the accounting irregularities was caused by misrepresentations and omissions made to Ernst & Young in the course of its audits and other reviews of Cendant’s financial statements. Ernst & Young’s cross-claims assert claims for breach of contract, fraud, fraudulent inducement, negligent misrepresentation and contribution. Damages in unspecified amounts are sought for the costs to Ernst & Young associated with defending the various shareholder lawsuits, lost business it claims is attributable to Ernst & Young’s association with Cendant, and for harm to Ernst & Young’s reputation. On June 4, 2001, Ernst & Young filed amended cross-claims against Cendant asserting the same claims.

Welch & Forbes, Inc. v. Cendant Corp., et al., No. 98-2819 (WHW) (the “PRIDES Action”), is a consolidated class action filed on behalf of purchasers of Cendant’s PRIDES securities between February 24 and August 28, 1998. Named as defendants are Cendant; Cendant Capital I, a statutory business trust formed by Cendant to participate in the offering of PRIDES securities; 17 current and former officers and directors of Cendant, CUC and HFS; Ernst & Young; and the underwriters for the PRIDES offering, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Chase Securities Inc. The allegations in the Amended Consolidated Complaint in the PRIDES Action are substantially similar to those in the Securities Action.

On March 17, 1999, Cendant entered into an agreement to settle the claims of class members in the PRIDES Action who purchased PRIDES securities on or prior to April 15, 1998. The settlement did not resolve claims based upon purchases of PRIDES on and after April 16, 1998 and, as of December 31, 2001, other than Welch & Forbes, Inc. v. Cendant Corp., et al., which is previously discussed, no purchasers of PRIDES securities after April 16, 1998 have instituted proceedings against Cendant.

On October 28, 2005, Cendant reached a settlement that resolved the claims of class members who purchased PRIDES on and after April 16, 1998. To settle these claims, Cendant has agreed to pay $32.5 million in cash plus 3.5% of any net recovery from litigation Cendant is pursuing against Ernst & Young, LLP, auditors for the former CUC, arising from the accounting irregularities. The cash payment plus interest, which accrued on the cash settlement from January 27, 2006, when the court approved the settlement in all respects, at the federal funds rate applicable at that time, was made in March 2006.

Semerenko v. Cendant Corp., et al., Civ. Action No. 98-5384 (D.N.J.), and P. Schoenfield Asset Management LLC v. Cendant Corp., et al., Civ. Action No. 98-4734 (D.N.J.) (the “ABI Actions”), were initially commenced in October and November of 1998, respectively, on behalf of a putative class of persons who purchased securities of American Bankers Insurance Group, Inc. (“ABI”) between January 27, 1998 and October 13, 1998. Named as defendants are Cendant, four former CUC officers and directors and Ernst & Young. The complaints in the ABI actions, as amended on February 8, 1999, assert violations of Sections 10(b), 14(e) and 20(a) of the Exchange Act. The plaintiffs allege that they purchased shares of ABI common stock at prices artificially inflated by the accounting irregularities after Cendant announced a cash tender offer for 51% of ABI’s outstanding shares of common stock in January 1998. Plaintiffs also allege that after the disclosure of the accounting irregularities, Cendant misstated its intention to complete the tender offer and a second step merger pursuant to which the remaining shares of ABI stock were to be acquired by Cendant. Plaintiffs seek, among other things, unspecified compensatory damages. On April 30, 1999, the U.S. District Court for the District of New Jersey dismissed the complaints on motions of the defendants. In an opinion dated August 10, 2000, the U.S. Court of Appeals for the Third Circuit vacated the district court’s judgment and remanded the ABI Actions for further proceedings. On December 15, 2000, Cendant filed a motion to dismiss those claims based on ABI purchases after April 15, 1998, and the district court granted this motion on May 7, 2001. The plaintiffs subsequently moved for leave to file a Second Amended Complaint to reallege claims based on ABI purchases between April 16, 1998 and October 13, 1998. That motion was denied on August 15, 2002. On January 27, 2004, plaintiffs filed a motion for class certification. On April 4, 2006, Cendant entered into an agreement to settle this matter for $22 million. A hearing to approve the settlement has been scheduled for July 24, 2006.

We cannot give any assurance as to the final outcome or resolution of these unresolved proceedings. An adverse outcome from certain unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our consolidated financial position or liquidity.

Regulatory Proceedings

The Department of Housing and Urban Development (“HUD”) and the FTC are conducting a joint regulatory investigation of the activities of Property I.D. Associates, LLC (“Associates”), a joint venture between Property I.D. Corporation, Cendant Real Estate Services Group LLC and Coldwell Banker Residential Brokerage Corporation, an NRT subsidiary. This regulatory investigation also includes predecessor joint ventures of Associates, as well as other joint ventures formed by Property I.D. Corporation. Associates and its predecessors provide hazard reports in the California market.

HUD and the FTC have issued subpoenas seeking documents and information from Cendant, Coldwell Banker Residential Brokerage Corporation, Coldwell Banker Residential Brokerage, and Century 21 Real Estate Corporation. According to these subpoenas, this investigation concerns whether the activities of Associates violate RESPA, 12 U.S.C. § 2607 et seq., and Section 5 of the Trade Commission Act, 12 U.S.C. § 45. Cendant has cooperated in the investigation, and has responded to requests for information and document requests from HUD, and document requests from the FTC. Based on the information currently available, we believe that the eventual outcome of the regulatory investigation will not have a material adverse effect on our consolidated financial position or results of operations.

We and Cendant are subject to income taxes in the United States and several foreign jurisdictions. The IRS is currently examining Cendant’s taxable years 1998 through 2002 during which our business was included in Cendant’s tax returns. Over the course of the audit, we and Cendant have responded to various requests for information, primarily focused on the 1999 statutory merger of Cendant’s former fleet business; the calculation of the stock basis in the 1999 sale of a Cendant subsidiary; and the deductibility of expenses associated with the shareholder class action litigation resulting from the merger with CUC. To date, we and Cendant have not agreed to any IRS proposed adjustments related to these matters. Although we and Cendant believe there is appropriate support for the positions taken on its tax returns, we and Cendant have recorded liabilities representing the best estimates of the probable loss on certain positions. We and Cendant believe that the accruals for tax liabilities are adequate for all open years, based on assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although we and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, our and Cendant’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. While we and Cendant believe that the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any other related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

MANAGEMENT

Executive Officers Following the Separation

All of our executive officers are currently officers and employees of Cendant. After the separation, none of these individuals, other than Henry R. Silverman, will continue to be employees of Cendant. The following table sets forth information as of December 31, 2005 regarding individuals who are expected to serve as our executive officers following the separation.

Name	Age	Position(s)
Henry R. Silverman	65	Chairman of the Board, Chief Executive Officer and Director Nominee

Richard A. Smith	52	Vice Chairman of the Board, President and Director Nominee

Anthony E. Hull	47	Executive Vice President, Chief Financial Officer and Treasurer

C. Patteson Cardwell, IV	42	Executive Vice President and General Counsel

David J. Weaving	39	Executive Vice President and Chief Administrative Officer

Alexander E. Perriello, III	58	President and Chief Executive Officer, Realogy Franchise Group

Kevin J. Kelleher	52	President and Chief Executive Officer, Cartus Corporation

Bruce Zipf	49	President and Chief Executive Officer, NRT Incorporated

Donald J. Casey	44	President and Chief Executive Officer, Title Resource Group

Christopher R. Cade	38	Senior Vice President, Chief Accounting Officer and Controller

Henry R. Silverman will be our Chairman of the Board, Chief Executive Officer and a director. It is expected that Mr. Silverman will step down as our Chief Executive Officer effective January 1, 2008, and, subject to Board approval, our Vice Chairman and President, Richard A. Smith, will assume the position of Chief Executive Officer. Mr. Silverman has been Chief Executive Officer and a director of Cendant since December 1997, as well as Chairman of the Board of Directors and the Executive Committee since July 1998. It is expected that Mr. Silverman will continue as Cendant’s Chief Executive Officer and Chairman of the Board and Executive Committee until completion of the final distribution, at which time Mr. Silverman will resign from all his positions at Cendant. Mr. Silverman was President of Cendant from December 1997 until October 2004. Mr. Silverman was Chairman of the Board, Chairman of the Executive Committee and Chief Executive Officer of HFS Incorporated from May 1990 until December 1997.

Richard A. Smith will be our Vice Chairman of the Board, President and a director. Mr. Smith has been Senior Executive Vice President of Cendant since September 1998 and Chairman and Chief Executive Officer of Cendant’s Real Estate Services Division since December 1997. Mr. Smith was President of the Real Estate Division of HFS from October 1996 to December 1997 and Executive Vice President of Operations for HFS from February 1992 to October 1996.

Anthony E. Hull will be our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Hull has been Executive Vice President, Finance of Cendant since October 2003. From January 1996 to September 2003, Mr. Hull served as Chief Financial Officer for DreamWorks, a diversified entertainment company. From 1990 to 1994, Mr. Hull worked in various capacities for Paramount Communications, a diversified entertainment and publishing company. From 1984 to 1990 Mr. Hull worked in investment banking at Morgan Stanley.

C. Patteson Cardwell, IV will be our Executive Vice President and General Counsel. Mr. Cardwell has been Senior Vice President, Legal responsible for all Cendant Real Estate Services Division legal matters since March 2000. From November 1996 to March 2000, Mr. Cardwell served as Vice President and Legal Counsel for our Coldwell Banker and Coldwell Banker Commercial brands. From May 1994 to November 1996, Mr. Cardwell was an associate and later a partner in the Law Offices of Cohen & Mohr, in Washington, D.C.

David J. Weaving will be our Executive Vice President and Chief Administrative Officer. Mr. Weaving has been Senior Vice President and Chief Financial Officer of Cendant’s Real Estate Division since September 2001. From May 2001 through September 2001 he served as Vice President and Divisional Controller for Cendant’s Real Estate Division. Mr. Weaving joined Cendant in 1999 as a Vice President of Finance. From 1995 to 1999, Mr. Weaving worked in increasing roles of responsibility for Cambrex Corporation, a diversified chemical manufacturer. From 1988 to 1995 Mr. Weaving worked as an auditor for Coopers & Lybrand LLP.

Alexander E. Perriello, III will be our President and Chief Executive Officer, Realogy Franchise Group. Mr. Perriello has been President and Chief Executive Officer of the Cendant Real Estate Franchise Group since April 2004. From 1997 through 2004 he served as President and Chief Executive Officer of Coldwell Banker Real Estate Corporation.

Kevin J. Kelleher will be our President and Chief Executive Officer, Cartus Corporation. Mr. Kelleher has been President and Chief Executive Officer of Cendant Mobility Services Corporation since 1997. From 1993 to 1997 he served as Senior Vice President and General Manager of Cendant Mobility’s destination services unit. Mr. Kelleher has also held senior leadership positions in sales, client relations, network management and strategic planning.

Bruce Zipf will be our President and Chief Executive Officer, NRT Incorporated. Mr. Zipf was named President and Chief Executive Officer for NRT in 2005. Prior to becoming President and Chief Executive Officer, Mr. Zipf held the role of NRT’s President and Chief Operating Officer from 2004 to 2005. From 2003 to 2004, he served as Executive Vice President and Chief Administrative Officer for NRT responsible for the financial and administrative sectors that included acquisitions and mergers, financial planning, human resources and facilities, and from 1998 to 2003 he served as NRT’s Senior Vice President for most of NRT’s Eastern Operations. From 1996 to 1998, Mr. Zipf served as President and Chief Operating Officer for Coldwell Banker Residential Brokerage—New York. Prior to entering the real estate industry, Mr. Zipf was senior audit manager for Ernst and Young.

Donald J. Casey will be our President and Chief Executive Officer, Title Resource Group. Mr. Casey has been President and Chief Executive Officer, Cendant Settlement Services Group since April 2002. From 1995 until April 2002, he served as Senior Vice President, Brands of PHH Mortgage. From 1993 to 1995 Mr. Casey served as Vice President, Government Operations of Cendant Mortgage. From 1989 to 1993 Mr. Casey served as a secondary marketing analyst for PHH Mortgage Services (prior to its acquisition by Cendant).

Christopher R. Cade will be our Senior Vice President, Chief Accounting Officer and Controller. Mr. Cade has been Vice President, Corporate Finance of Cendant since 2004. From 2002 to 2004 he served as Director, Corporate Accounting and Reporting for the Public Service Enterprise Group. From 1996 to 2002, Mr. Cade served in multiple financial and accounting capacities with increasing responsibilities for Pharmacia Corporation (now owned by Pfizer Inc.) and Intermetro Industries Corporation, a subsidiary of Emerson Electric Company.

Board of Directors Following the Separation

The following sets forth information with respect to those persons who are expected to serve on our Board of Directors upon effectiveness of our registration statement on Form 10 of which this information statement is a part. The nominees will be presented to our sole stockholder, Cendant, for election. See “—Executive Officers Following the Separation” for Henry R. Silverman’s and Richard A Smith’s biographical information. The following table sets forth information as of December 31, 2005 regarding individuals who are expected to serve as our directors following the separation.

Name	Age	Position(s)
Henry R. Silverman	65	Chairman of the Board, Chief Executive Officer and Director Nominee
Richard A. Smith	52	Vice Chairman of the Board, President and Director Nominee
Martin L. Edelman*	64	Director Nominee
Kenneth Fisher	47	Director Nominee
Cheryl D. Mills	41	Director Nominee
Robert E. Nederlander	72	Director Nominee
Robert W. Pittman	52	Director Nominee
Robert F. Smith	73	Director Nominee

*	It is currently anticipated that this director nominee will serve on the board of directors of Avis Budget Group, Inc.

Martin E. Edelman will become a director. Mr. Edelman has been a director of Cendant since December 1997 and was a director of HFS Incorporated from November 1993 until December 1997. It is expected that Mr. Edelman will continue as a Cendant director following the final distribution and will remain as a director of Avis Budget Group, Inc. Mr. Edelman currently serves as Of Counsel to Paul, Hastings, Janofsky & Walker, LLP, a New York City law firm and has been in that position since June 2000. Mr. Edelman was a partner with Battle Fowler, which merged with Paul, Hastings, Janofsky & Walker, from 1972 through 1993 and was Of Counsel to Battle Fowler from 1994 until June 2000. Mr. Edelman also serves as a Director of the following corporations which file reports pursuant to the Exchange Act: Capital Trust, Arcadia Realty Trust and Ashford Hospitality Trust, Inc.

Kenneth Fisher will become a director. Mr. Fisher has been a Senior Partner in Fisher Brothers, a New York City commercial real estate firm, since April 2003, and was a partner of Fisher Brothers since 1991. Mr. Fisher has been the Chairman and Chief Executive Officer of Fisher House Foundation, Inc., a not-for-profit organization that constructs homes for families of hospitalized military personnel and veterans, since May 2003, and served as Vice Chairman of Fisher House Foundation from May 2001 to May 2003. Mr. Fisher is a 26-year veteran in the real estate industry. Mr. Fisher also is a member of the Executive Committee of the City Investment Fund, LP, a real estate investment fund. Mr. Fisher is a member of the Real Estate Board of New York’s Board of Governors.

Cheryl D. Mills will become a director. Ms. Mills has been a director of Cendant since June 2000. It is expected that Ms. Mills will continue as a Cendant director until completion of the final distribution, at which time Ms. Mills will resign as a director of Cendant. Ms. Mills has been Senior Vice President, General Counsel and Secretary for New York University since February 2006. Ms. Mills was Senior Vice President and Counselor for Operations and Administration for New York University from May 2002 to February 2006. From October 1999 to November 2001, Ms. Mills was Senior Vice President for Corporate Policy and Public Programming of Oxygen Media, Inc. From 1997 to 1999, Ms. Mills was Deputy Counsel to the former President of the United States, William J. Clinton. From 1993 to 1996, Ms. Mills also served as Associate Counsel to the President.

Robert E. Nederlander will become a director. Mr. Nederlander has been a director of Cendant since December 1997 and Chairman of Cendant’s Corporate Governance Committee since October 2002. It is expected that Mr. Nederlander will continue as a Cendant director until completion of the final distribution, at which time

Mr. Nederlander will resign as a director of Cendant. Mr. Nederlander was a director of HFS Incorporated from July 1995 until December 1997. Mr. Nederlander has been President and/or Director since November 1981 of the Nederlander Organization, Inc., owner and operator of legitimate theaters in the City of New York. Since December 1998, Mr. Nederlander has been a managing partner of the Nederlander Company, LLC, operator of legitimate theaters outside the City of New York. Mr. Nederlander was Chairman of the Board of Riddell Sports, Inc. (now known as Varsity Brands, Inc.) from April 1988 to September 2003. He has been a limited partner and a Director of the New York Yankees since 1973. Mr. Nederlander has been President of Nederlander Television and Film Productions, Inc. since October 1985 and was Chairman of the Board and Chief Executive Officer of Mego Financial Corp. from January 1988 to January 2002. Mr. Nederlander is currently a director of Allis-Chalmers Corp., which files reports pursuant to the Exchange Act.

Robert W. Pittman will become a director. Mr. Pittman has been a director of Cendant since December 1997 and was a director of HFS Incorporated from July 1994 until December 1997. It is expected that Mr. Pittman will continue as a Cendant director until completion of the final distribution, at which time Mr. Pittman will resign as a director of Cendant. Mr. Pittman is a member of Pilot Group Manager LLC, the manager of Pilot Group LP, a private equity fund. From May 2002 to July 2002, Mr. Pittman served as Chief Operating Officer of AOL Time Warner, Inc. Mr. Pittman also served as Co-Chief Operating Officer of AOL Time Warner prior to assuming these responsibilities. From February 1998 until January 2001, Mr. Pittman was President and Chief Operating Officer of America Online, Inc., a provider of Internet online services. Mr. Pittman also serves as a director of Electronic Arts Inc., which files reports pursuant to the Exchange Act.

Robert F. Smith will become a director. Mr. Smith has been a director of Cendant since December 1997 and Chairman of Cendant’s Compensation Committee since October 2004. It is expected that Mr. Smith will continue as a Cendant director until completion of the final distribution, at which time Mr. Smith will resign as a director of Cendant. Mr. Smith was a director of HFS Incorporated from February 1993 until December 1997. Mr. Smith currently serves as Chief Executive Officer and part owner of Automotive Aftermarket Group, LLC, an automobile parts remanufacturer located in Bedford, New Hampshire. From March 2004 to April 2004, Mr. Smith served as the Chairman of the Board of American Remanufacturers Inc., a Chicago, Illinois automobile parts remanufacturer. From February 1999 to September 2003, Mr. Smith served as Chief Executive Officer of Car Component Technologies, Inc., an automobile parts remanufacturer located in Bedford, New Hampshire. Mr. Smith is the retired Chairman and Chief Executive Officer of American Express Bank, Ltd. (“AEBL”). Mr. Smith joined AEBL’s parent company, the American Express Company, in 1981 as Corporate Treasurer before moving to AEBL and serving as Vice Chairman and Co-Chief Operating Officer and then President prior to becoming Chief Executive Officer.

Composition of the Board of Directors

Upon effectiveness of our Registration Statement on Form 10 of which this information statement is a part, we expect our certificate of incorporation and by-laws to be amended to divide our Board of Directors into three classes with staggered terms, which means that the directors in one of these classes will be elected each year for a new three-year term. We expect that Class I directors will have an initial term expiring in 2007, Class II directors will have an initial term expiring in 2008 and Class III directors will have an initial term expiring in 2009. We also expect that Class I will be comprised of Ms. Mills and Mr. Pittman, Class II will be comprised of Messrs. Fisher, Nederlander and Robert Smith and Class III will be comprised of Messrs. Silverman, Richard Smith and Edelman.

Committees

Upon effectiveness of our Registration Statement on Form 10 of which this information statement is a part, our Board of Directors will have the following committees:

Executive Committee

The Executive Committee of our Board of Directors will be comprised of Messrs. Silverman (Chairman), Richard Smith and Edelman. Our Executive Committee may exercise all of the powers of our Board when the

Board is not in session, including the power to authorize the issuance of stock, except that the Executive Committee has no power to (i) alter, amend or repeal the by-laws or any resolution or resolutions of the Board of Directors, (ii) declare any dividend or make any other distribution to our stockholders, (iii) appoint any member of the Executive Committee or (iv) take any other action that legally may be taken only by the full Board of Directors. The Chairman of the Board will serve as Chairman of the Executive Committee.

Audit Committee

The Audit Committee of our Board of Directors will be comprised of Ms. Mills and Messrs. Fisher and Robert Smith (Chairman). All members of our Audit Committee are independent directors as required by the listing standards of the NYSE. We expect that our Board will determine that at least one director meets the requirements for being an “audit committee financial expert” as defined by regulations of the Securities and Exchange Commission.

Our Audit Committee will assist our Board in its oversight of our financial reporting process. Our management will have primary responsibility for the financial statements and the reporting process, including systems of internal controls. Our independent auditors will be responsible for auditing our financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the United States.

In the performance of its oversight function, our Audit Committee will review and discuss with management and the independent auditors our audited financial statements. Our Audit Committee will also discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 and Auditing Standard No. 2 relating to communication with audit committees. In addition, our Audit Committee will receive from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees. Our Audit Committee also will discuss with the independent auditors their independence from our company and our management, and will consider whether the independent auditor’s provision of non-audit services to our company is compatible with maintaining the auditor’s independence.

Our Audit Committee will discuss with our internal and independent auditors the overall scope and plans for their respective audits. Our Audit Committee will meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. In addition, our Audit Committee will meet with our Chief Executive Officer and Chief Financial Officer to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of our financial statements and the effectiveness of our system of disclosure controls and procedures.

Compensation Committee

The Compensation Committee of our Board of Directors (the “Compensation Committee”) will be comprised of Messrs. Fisher, Robert Smith (Chairman) and Nederlander. Our Compensation Committee will have oversight responsibility for the compensation programs for our executive officers and other employees. All members of our Compensation Committee will be independent directors as required by (i) the listing standards of the New York Stock Exchange, (ii) relevant federal securities laws and regulations, including Section 16 of the Exchange Act, (iii) Section 162(m) of the Code and (iv) our Corporate Governance Principles.

Corporate Governance Committee

The Corporate Governance Committee of our Board of Directors will be comprised of Messrs. Nederlander (Chairman) and Pittman and Ms. Mills. Our Corporate Governance Committee will consider and recommend candidates for election to our Board, advise our Board on director compensation, oversee the annual performance evaluations of our Board and Board committees and advise our Board on corporate governance matters. All members of our Corporate Governance Committee will be independent directors as required by the listing standards of the New York Stock Exchange and our Corporate Governance Principles.

Director Nomination Process. Our Corporate Governance Committee will consider and recommend candidates for election to our Board. The Committee will also consider candidates for election to our Board that are submitted by stockholders. Each member of the Committee will participate in the review and discussion of director candidates. In addition, members of our Board of Directors who are not on the Committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the Committee will seek persons who have achieved prominence in their field and who possess significant experience in areas of importance to our company. The minimum qualifications that our Corporate Governance Committee will require in any nominated candidate will include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to our affairs. Candidates would also need to demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all our stockholders rather than those of a specific constituency. Successful candidates will also need to demonstrate significant experience in areas of importance to our company, such as general management, finance, marketing, technology, law, international business or public sector activities.

Compensation Committee Interlocks and Insider Participation

With the exception of Messrs. Silverman and Richard Smith, none of our executive officers will serve as a member of our Board of Directors. In addition, neither Mr. Silverman nor Mr. Smith will serve on our Compensation Committee. Following the separation, none of our executive officers will serve as a member of the compensation committee of any entity that has one or more executive officers serving on our Compensation Committee.

Board of Directors’ Compensation

The following table sets forth the compensation for future services expected to be paid to our non-employee directors following the distribution. All director compensation, other than the new director equity grant, will be pro-rated for 2006.

Compensation(1)(3)
Annual Director Retainer(2)	$150,000
New Director Equity Grant (4)	75,000
Board and Committee Meeting Attendance Fee	—
Audit Committee Chair	20,000
Audit Committee Member	10,000
Compensation Committee Chair	15,000
Compensation Committee Member	7,500
Corporate Governance Committee Chair	10,000
Corporate Governance Committee Member	5,000
Executive Committee Member	10,000

(1)	Members of our Board of Directors who are also our or our subsidiaries’ officers or employees will not receive compensation for serving as directors (other than travel-related expenses for meetings held outside of our headquarters).
(2)	The Annual Director Retainer (the “Retainer”) will be paid on a quarterly basis. The Retainer will be paid equally 50% in cash and 50% in shares of common stock required to be deferred under our Non-Employee Directors Deferred Compensation Plan (described below). Such deferred common stock is referred to as “deferred stock units.” A director may elect to receive the entire Retainer in the form of deferred stock units. The number of shares of common stock to be received pursuant to the common stock portion of the Retainer or any other compensation to be paid in the form of common stock will equal the value of the compensation being paid in the form of common stock, divided by the fair market value of the common stock as of the close of business on the date on which the compensation would otherwise have been paid. Each deferred stock unit will entitle the director to receive one share of common stock following such director’s retirement or termination of service from our Board of Directors for any reason. The directors may not sell or receive value from any deferred stock unit prior to such termination of service.

(3)	The committee chair stipends and all committee membership stipends will be paid 50% in cash and 50% in deferred stock units. Directors may elect to receive more than 50% of such stipends in deferred stock units.
(4)	The grant will be made in the form of deferred stock units. The number of units will equal $75,000 divided by the fair market value of a share of our common stock as of the close of business on the date of grant. Persons serving as our non-employee directors at the time of the distribution will receive their grant as of the first trading day following our distribution.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the 2005, 2004 and 2003 cash and non-cash compensation awarded by Cendant and its subsidiaries, prior to the separation, to or earned by our chief executive officer and the persons whom we expect will be our four most highly compensated executive officers (the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation
				Other Annual Compensation	Restricted Stock Awards ($) (3)			Underlying Options Common Stock	All Other Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	($)(2)	Target Vesting	/	Above- Target Vesting(4)	(#)	($)(5)
Henry R. Silverman, Chairman of the Board and Chief Executive Officer(6)	2005 2004 2003	3,300,000 3,300,000 3,300,000	12,316,600 15,281,508 13,787,520	100,374 325,843 121,001	0 0 0	/ / /	0 0 0	0 0 0	6,600,496 5,089,340 5,604,524

Richard A. Smith, Vice Chairman and President	2005 2004 2003	762,500 762,500 762,500	1,481,582 2,171,582 1,565,794	73,863 — —	2,500,005 2,000,000 1,685,997	/ / /	2,500,005 2,000,000 N/A	0 0 0	211,902 254,182 51,366

Bruce Zipf, President and Chief Executive Officer, NRT(7)	2005 2004 2003	415,385 364,385 335,000	324,000 204,966 201,000	— — —	500,000 325,000 250,000	/ / /	500,000 325,000 N/A	0 0 0	32,513 24,471 6,750

Alexander E. Perriello, President and Chief Executive Officer, Realogy Franchise Group(7)	2005 2004 2003	435,789 414,681 342,342	517,499 351,799 190,428	— — —	600,000 500,000 250,000	/ / /	600,000 500,000 N/A	0 0 0	59,792 13,050 24,176

Kevin J. Kelleher, President and Chief Executive Officer, Cartus(7)	2005 2004 2003	358,061 360,985 338,765	402,818 338,970 220,197	— — —	600,000 450,000 400,000	/ / /	600,000 450,000 N/A	0 0 0	46,403 38,247 13,962

(1)	For Mr. Silverman, 2005 bonus amount is his fiscal year 2005 profit-sharing bonus determined pursuant to his employment agreement, approved by the Cendant Compensation Committee and paid in the first quarter of 2006. For Mr. Smith, 2005 bonus amount is the sum of his fiscal year 2005 profit-sharing bonus equal to $1,385,000 and a special bonus under Cendant’s senior officer supplemental life insurance program equal to $96,582, both of which were paid in the first quarter of 2006. For each other Named Executive Officer, 2005 bonus amounts include regular annual bonuses providing an opportunity to receive payment targeted at 100% of base salary, but subject to the Named Executive Officer’s business unit’s attainment of performance goals and the personal performance of the Named Executive Officer, and paid in the first quarter of 2006.
(2)	Except where indicated, perquisites and personal benefits are less than the lesser of $50,000 or 10% of the salary and bonus for each Named Executive Officer in each year. In 2005, Mr. Silverman’s perquisites and personal benefits included $49,388 for personal use of aircraft and $49,986 for provision of Cendant automobiles and drivers, and Mr. Smith’s perquisites and personal benefits included $26,925 for personal use of aircraft and $27,065 for provision of automobiles and drivers (including tax assistance). In 2004, Mr. Silverman’s perquisites and personal benefits included $102,697 for personal use of aircraft and $165,013 for the reimbursement of legal fees (including tax assistance) incurred in connection with the negotiation of his employment agreement. In 2003, Mr. Silverman’s perquisites and personal benefits included $59,825 for personal use of aircraft.
(3)	On April 26, 2005, each Named Executive Officer (other than Mr. Silverman) was granted performance-vesting restricted stock units relating to shares of Cendant common stock. Upon the vesting of a unit, the Named Executive Officer becomes entitled to receive a share of Cendant common stock. Up to one-eighth of the units may vest on April 27 in each of 2006, 2007, 2008 and 2009 based upon the extent to which Cendant attains pre-established performance goals for fiscal year 2005 through the end of the most recently completed fiscal year prior to such business day (i.e., 25% of the units scheduled to vest each year will vest if performance reaches “threshold” levels, and 100% of such units will vest if performance reaches “target” levels). The performance goals relating to these units are based upon the “total unit growth” of the Cendant common stock in relation to the average historic “total stockholder return” of the S&P 500 (“total unit growth” is comprised of earnings before interest, taxes, depreciation and amortization, plus increases in free cash flow generation). Units which fail to vest in 2006, 2007 and 2008 may become vested in later year(s) subject to Cendant’s attainment of cumulative multi-year performance goals. In addition, up to one-half of the units may vest on April 27, 2009 based upon the extent to which Cendant attains cumulative four-year pre-established performance goals. The performance goals relating to these units are based upon the “total unit growth” of the Cendant common stock in relation to the top-quartile average historic “total stockholder return” of the S&P 500. In all cases, intermediate levels of vesting will occur for interim levels of performance. Vesting is also subject to the Named Executive Officer remaining continuously employed with Cendant through the applicable vesting date. Each Named Executive Officer received the following number of performance-vesting restricted stock units (numbers reflect equitable adjustment in connection with Cendant’s 2005 distribution of PHH Corporation common stock to its stockholders): Mr. Silverman, 0; Mr. Smith, 249,626; Mr. Zipf, 49,925; Mr. Perriello, 59,910; and Mr. Kelleher, 59,910. The number of units granted to each Named Executive Officer was approved by the Cendant Compensation Committee. All units are eligible to receive cash dividend equivalents, which remain restricted and subject to forfeiture until the unit for which it was paid becomes vested. The value of the shares of Cendant common stock underlying the units as of the date of grant are shown in the table above and reflect a per unit value of $20.03, based upon the closing price of the Common Stock on April 26, 2005.

The value of the shares underlying all units held by each Named Executive Officer as of December 30, 2005 (including outstanding units granted in 2005 and all prior years) and reflecting a per unit value of the Cendant common stock of $17.25 equaled as follows:

	Above-Target Vesting (to be canceled) ($)	At-Target Vesting (to be vested) ($)	Total ($)
Mr. Silverman	0	0	0
Mr. Smith	3,716,409	4,286,177	8,002,586
Mr. Zipf	684,635	786,773	1,471,408
Mr. Perriello	907,574	975,488	1,883,062
Mr. Kelleher	868,469	1,045,540	1,914,008

(4)	Subject to necessary approvals and consents, we expect that all restricted stock units that vest upon the attainment of “above-target” financial performance will be cancelled prior to the distribution, and that all other restricted stock units will vest (without regard to the attainment of any existing performance criteria, which have been waived by action of the Cendant Compensation Committee) on the 30th day following the second of the series of distributions by Cendant. Such acceleration will apply to all current Cendant employees as well as those terminated from employment in connection with the separation transactions, but not any employee who resigns or is terminated for cause.
(5)	Amounts for fiscal year 2005 consist of (i) Cendant matching contributions to a non-qualified deferred compensation plan and/or 401(k) plan maintained by Cendant (“Defined Contribution Match”), (ii) Cendant-paid life insurance premiums or a bonus under Cendant’s senior officer supplemental life insurance program and (iii) executive medical benefits. Defined Contribution Match includes matching contributions relating to deferred bonuses in respect of fiscal year 2005 and paid in the first quarter of 2006. The foregoing amounts were as follows:

	Year	Defined Contribution Match ($)	Life Insurance Premium/ Directed Bonus ($)(*)	Executive Medical Benefits ($)	Totals ($)
Mr. Silverman	2005	936,996	5,656,000	7,500	6,600,496
Mr. Smith	2005	105,975	96,582	9,345	211,902
Mr. Zipf	2005	31,763	0	750	32,513
Mr. Perriello	2005	57,197	0	2,595	59,792
Mr. Kelleher	2005	45,653	0	750	46,403

(*)	For Mr. Silverman, the amount represents premiums paid by Cendant for 2005 under Mr. Silverman’s insurance arrangement. For Mr. Smith, amount represents a directed bonus required to be used to pay life insurance premiums for a personal life insurance policy owned by the officer (such bonus amount is also reflected in the Summary Compensation Table above under the “Bonus” column).

(6)	We expect Mr. Silverman to enter into a new employment agreement with us pursuant to which Mr. Silverman will provide services to us through December 31, 2007 in exchange for a base salary of $1 per year. Following Mr. Silverman’s separation from Cendant, we expect to assume certain remaining obligations to provide Mr. Silverman with employee benefits and perquisites under his existing employment agreement with Cendant, including employee benefits and officer perquisites during his term of employment, as well as post-retirement employee benefits, perquisites and consulting fees, but excluding his life insurance benefits.

(7)	Messrs. Zipf, Perriello and Kelleher are currently paid annual base salaries equal to $500,000, $500,000 and $400,000, respectively, and each is eligible for an annual performance bonus with a target equal to 100% of earned base salary in the fiscal year, subject to the attainment of performance goals relating to us and/or the business unit managed by the officer.

Option/SAR Grants in Last Fiscal Year

None of the Named Executive Officers received an option grant in 2005, 2004 or 2003.

Aggregated Option Exercises in 2005 and Year-End Option Values

The following table summarizes the exercise of Cendant common stock options by the Named Executive Officers during the last fiscal year and the value of unexercised options held by such officers as of the end of such fiscal year:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARS at FY-End ($)(1) Exercisable/Unexercisable
Mr. Silverman	9,607,677	117,644,547	25,439,589/0	82,779,980/0
Mr. Smith	5,323	76,581	3,484,579/0	17,563,686/0
Mr. Zipf	0	0	102,279/0	0/0
Mr. Perriello	0	0	211,208/0	10,795/0
Mr. Kelleher	78,185	775,013	379,802/0	182,702/0

(1)	Amounts are based upon a December 30, 2005 closing price per share of Common Stock on the New York Stock Exchange of $17.25.

Pension Benefits

Mr. Kelleher is our only Named Executive Officer who was a participant in the Former PHH Corporation Pension Plan and is a participant in the Cendant Corporation Pension Plan. As discussed above, upon the distribution, Mr. Kelleher will continue to be a participant in the portion of the Cendant Corporation Pension Plan which we assume from Cendant. The table below shows the estimated annual benefit payable to Mr. Kelleher commencing at age 65 under the Cendant Pension Plan. Mr. Kelleher does not participate in any supplemental pension plan. Benefit accruals have been frozen in connection with a curtailment of the former PHH Corporation Pension Plan. The benefits set forth in the table reflect straight-life annuity amounts and reflect offset for estimated Social Security benefits.

Name	Years of Credited Service as of January 1, 2006	Year Individual Reaches Age 65	Estimated Annual Benefit at Age 65
Mr. Kelleher	22	2019	$40,400

Employee Benefit Plans

2006 Equity and Incentive Plan

General

Prior to the distribution, we expect that Cendant, as our sole shareholder, will approve the Realogy Corporation 2006 Equity and Incentive Plan. It is expected that the 2006 Equity and Incentive Plan will provide for the grant of annual cash bonuses and long-term cash awards, as well as equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by our Compensation Committee for participation in the 2006 Equity and Incentive Plan. Mr. Silverman will not receive future equity awards for his services as an executive officer of Realogy. The material terms of the 2006 Equity and Incentive Plan are summarized below. The summary is not intended to be a complete description of the terms of the 2006 Equity and Incentive Plan.

Administration

The 2006 Equity and Incentive Plan will be administered by our Compensation Committee, which will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The Compensation Committee will also be authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the 2006 Equity and Incentive Plan and any awards granted thereunder and to make all other determinations necessary or advisable for the administration of the 2006 Equity and Incentive Plan. Where the vesting or payment of an award under the 2006 Equity and Incentive Plan is subject to the attainment of performance goals, the Compensation Committee will be responsible for certifying that the performance goals have been attained. Neither the Compensation Committee nor our Board of Directors has the authority under the 2006 Equity and Incentive Plan to reprice, or to cancel and re-grant, any stock option granted under the 2006 Equity and Incentive Plan, or to take any action that would lower the exercise, base or purchase price of any award granted under the 2006 Equity and Incentive Plan without first obtaining the approval of our stockholders.

Cash Incentive Programs

The 2006 Equity and Incentive Plan will provide for the grant of annual and long-term cash awards to participants selected by our Compensation Committee. The maximum value of the total cash payment that any participant may receive under the 2006 Equity and Incentive Plan’s annual cash incentive program for any year will be $3 million, and the maximum value of the total payment that any 2006 Equity and Incentive Plan participant may receive with respect to each performance period under the 2006 Equity and Incentive Plan’s long-term cash incentive program will be $1 million for each year covered by the performance period. Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by our Compensation Committee in its discretion. The Compensation Committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•	pre-tax income or after-tax income;

•	income or earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, royalties, or extraordinary or special items;

•	net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements;

•	earnings or book value per share (basic or diluted);

•	return on assets (gross or net), return on investment, return on capital, or return on equity;

•	return on revenues;

•	cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

•	economic value created;

•	operating margin or profit margin;

•	stock price or total stockholder return;

•	income or earnings from continuing operations;

•	total unit growth;

•	real estate transaction sides;

•	cost targets, reductions and savings, productivity and efficiencies; and

•	strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion or an increase or decrease in the particular criterion, and may be applied to Realogy or one of our subsidiaries or divisions or strategic business units or a combination thereof, or may be applied to the performance of Realogy relative to a market index (including industry or general market indices), or group of other companies, all as determined by the Compensation Committee. The Compensation Committee will have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events.

With respect to participants who are “covered employees” within the meaning of Section 162(m) of the Internal Revenue Code, no payment may be made under either of the cash incentive programs prior to certification by the Compensation Committee that the applicable performance goals have been attained.

Equity Incentive Programs

No more than 42 million shares of our common stock will be available for grants pursuant to the equity incentive program under the 2006 Equity and Incentive Plan, which include (i) shares which may be used for purposes of satisfying our obligations under our Non-Employee Directors Deferred Compensation Plan, Savings Restoration Plan and Officer Deferred Compensation Plan (each as described below) and (ii) approximately 35 million shares necessary to implement the issuance of equity awards relating to our common stock granted pursuant to equitable adjustments of Cendant equity awards. See “—Equitable Adjustments to Outstanding Cendant Equity-Based Awards” below.

The 2006 Equity and Incentive Plan places limits on the maximum amount of awards that may be granted to any participant in any plan year. Under the 2006 Equity and Incentive Plan, no participant may receive awards of stock options and stock appreciation rights that cover in the aggregate more than one million shares in any plan year. Additionally, no participant may receive awards of restricted stock, restricted stock units, deferred stock units, and other stock-based awards that cover in the aggregate more than 250,000 shares in any plan year. The maximum number of shares that may be covered by “incentive stock options” within the meaning of section 422 of the Internal Revenue Code may not exceed one million shares. Shares issued under the 2006 Equity and Incentive Plan may be authorized but unissued shares or treasury shares.

If any shares subject to an award granted under the 2006 Equity and Incentive Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, those shares of common stock will again be available for awards under the 2006 Equity and Incentive Plan. In the event that the Compensation Committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of 2006 Equity and Incentive Plan participants, then the Compensation Committee will make those adjustments as it deems necessary or appropriate to any or all of:

•	the number and kind of shares or other property that may thereafter be issued in connection with future awards;

•	the number and kind of shares or other property that may be issued under outstanding awards;

•	the exercise price or purchase price of any outstanding award;

•	the performance goals applicable to outstanding awards; and

•	the maximum number of shares that can be issued to any one participant in any one year.

The Compensation Committee will determine all of the terms and conditions of equity-based awards under the 2006 Equity and Incentive Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applicable to the equity incentive program under the 2006 Equity and Incentive Plan will be same as those discussed above under “—Cash Incentive Programs.”

The Cendant Compensation Committee approved a “2006 Annual Grant” of incentive awards for persons who we determined are our key employees, including our Named Executive Officers (other than Mr. Silverman). The 2006 Annual Grant is subject to our separation from Cendant and will convert into restricted stock units and stock appreciation rights which settle in the form of shares of our common stock. The total aggregate value of the 2006 Annual Grant is expected to be approximately $80 million. The number of shares of Realogy common stock covered by such grant will equal the aggregate value of such grant (e.g., $80 million) divided by (i) in the case of restricted stock units, the fair market value of our common stock and (ii) in the case of stock appreciation rights, the Black-Scholes value of a right, in each case as of the grant of such award (the first trading day following our distribution and using the closing price). We expect that such awards will vest with respect to 25% of the shares underlying the applicable award on each of the first four anniversaries of May 2, 2006, subject to the holder’s continued employment with us and subject to earlier acceleration under certain circumstances. We also expect that a portion of such awards granted to our Named Executive Officers, and certain other executive officers, will instead vest subject to the attainment of financial performance goals relating to Realogy which will be established by our Board of Directors or Compensation Committee. Further, to the extent such awards will be stock appreciation rights with an exercise price equal to the fair market value of our common stock as of the date of grant (the first trading day following our distribution and using the closing price), there will be no realizable value to the officers for these awards absent an increase in our stock price. We expect that such awards will be granted under our 2006 Equity and Incentive Plan and will count against the maximum number of shares of our common stock available for issuance under such plan. The expected financial impact relating to this 2006 Annual Grant will increase our non-cash compensation expense by approximately $3 million from the $17 million annual amount reflected in our 2005 pro forma combined condensed statement of income set forth in this information statement. We presently anticipate that annual grants in future years will be lower than the 2006 Annual Grant.

Our Named Executive Officers received or will receive grants that will convert into awards relating to our common stock as follows upon the completion of the separation:

	Time Vesting Award		Performance Vesting Award
Mr. Silverman	0		0
Mr. Smith(1)	$2 million		$3 million
Mr. Zipf	$2 million	(2)	$1 million	(3)
Mr. Perriello	$2 million	(2)	$1 million	(3)
Mr. Kelleher	$1.5 million	(2)	$1 million	(3)

(1)	Mr. Smith’s time vesting grant will be in the form of restricted stock units that will vest in four equal installments on each of the first four anniversaries of May 2, 2006, subject to Mr. Smith’s continued employment through such vesting date. Mr. Smith’s performance vesting grant will be in the form of stock-settled stock appreciation rights with an exercise price equal to the value of our common stock as of the grant date (the first trading day following our distribution and using the closing price) and will vest (or not vest) on such date or dates and be subject to our attainment of pre-established performance goals, in each case as determined by our Board of Directors or Compensation Committee prior to the distribution date, and further subject to his continued employment with us through such vesting date(s).
(2)	Awards will vest in four equal installments on each of the first four anniversaries of May, 2006, subject to such officer’s continued employment through such vesting date. 75% of the value of such award will be in the form of restricted stock units and 25% of such value will be in the form of stock-settled stock appreciation rights granted at fair market value.
(3)	Awards will consist of restricted stock units that will vest (or not vest) on the third anniversary of May 2, 2006, subject to our attainment of pre-established performance goals and subject to such officer’s continued employment with us through such vesting date.

Stock Options and Stock Appreciation Rights

The terms and conditions of stock options and stock appreciation rights granted under the 2006 Equity and Incentive Plan will be determined by our Compensation Committee and set forth in an award agreement. Stock options granted under the 2006 Equity and Incentive Plan may be “incentive stock options,” or non-qualified stock options. A stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock, equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of a stock option or stock appreciation right granted under the 2006 Equity and Incentive Plan will not be less than the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation right relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the Compensation Committee may determine, which may include the attainment of performance goals.

Restricted Stock

The terms and conditions of awards of restricted stock granted under the 2006 Equity and Incentive Plan will be determined by our Compensation Committee and set forth in an award agreement. A restricted stock award granted under the 2006 Equity and Incentive Plan will consist of shares of our common stock that may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the applicable award agreement or until such time as the restrictions applicable to the award lapse. Under the 2006 Equity and Incentive Plan, the Compensation Committee will have the authority to determine the participants to whom restricted stock will be granted and the terms and conditions of restricted stock awards, including whether the lapse of restrictions applicable to the award will be subject to the attainment of one or more performance goals. Certificates issued in respect of shares of restricted stock will be held by us until such time as the restrictions lapse, at which time we will deliver a certificate to the participant.

Restricted Stock Units

A restricted stock unit is an award of a right to receive a share of our common stock. These awards will be subject to such restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the satisfaction of preestablished performance goals), in such installments, or otherwise, as the Compensation Committee may determine.

Dividends

The Compensation Committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

Other Equity-Based Awards

The 2006 Equity and Incentive Plan will provide for other equity-based awards, the form and terms of which will be as determined by the Compensation Committee, consistent with the purposes of the 2006 Equity and Incentive Plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.

Change in Control

The 2006 Equity and Incentive Plan will provide that, unless otherwise determined by the Compensation Committee at the time of grant, in the event of a change in control (as defined in the 2006 Equity and Incentive Plan), all awards granted under the 2006 Equity and Incentive Plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

Equitable Adjustments to Outstanding Cendant Equity-Based Awards

In connection with the distribution, we expect that equitable adjustments will be made to outstanding stock option and restricted stock unit awards which currently relate to Cendant common stock, to the extent necessary to maintain equivalent value of such awards following the distribution.

Subject to Cendant Compensation Committee approval and, if necessary, employee consents, all Cendant restricted stock units which would otherwise have been subject to vesting based upon the attainment of “above-target” performance goals will be cancelled prior to the distribution and no additional Realogy or Cendant restricted stock units will be issued in respect to these canceled “above-target” restricted stock units. With respect to the remaining Cendant restricted stock units (i.e., those that are not subject to the “above-target” performance goals), we expect that each holder of such restricted stock unit (including Cendant and Realogy employees) will be issued a number of restricted stock units relating to Realogy common stock (without regard to the attainment of any existing performance criteria, which have been waived by action of the Cendant Compensation Committee), equal to the number of shares of Realogy common stock that such holder would receive in the distribution assuming the restricted stock units relating to Cendant common stock represented actual shares of Cendant common stock (i.e., a ratio of one unit relating to Realogy common stock for every four units relating to Cendant common stock). The Realogy restricted stock units expected to receive accelerated vesting (approximately 2.7 million) and the adjusted Cendant restricted stock units expected to receive accelerated vesting (approximately 10.6 million) will become vested on the earlier of (i) the date on which such units would have vested in accordance with the terms of the existing vesting schedule or (ii) the 30th day following the completion of the second of the series of distributions pursuant to which Cendant will separate into four independent, publicly traded companies, assuming the holder remains in employment with Cendant or Realogy, as applicable, through such date, and will be settled in shares of Realogy stock (net of any tax withholdings) shortly thereafter. For purposes of vesting of Cendant restricted stock units, we expect the Cendant Compensation Committee to determine that continued employment with Cendant, Realogy, Wyndham Worldwide or Travelport, which are expected to be separated from Cendant, will be viewed as continued employment with the issuer of the restricted stock units.

We expect that, effective as of the distribution, equitable adjustments will be approved with respect to stock options relating to Cendant common stock held by Cendant directors, officers and employees (including current and former Realogy directors, officers and employees). Subject to Cendant Compensation Committee approval and, if necessary, employee consents, stock options relating to Cendant common stock which would otherwise have been subject to vesting based upon the attainment of “above-target” performance goals will be canceled immediately prior to the distribution and no additional Realogy or Cendant stock options will be issued in respect to these canceled “above-target” Cendant options. With respect to remaining Cendant stock options (i.e., those that are not subject to the “above-target” performance goals), we expect that all such options will be adjusted into two separate options, one relating to Cendant common stock and one relating to Realogy common stock. Such adjustment is expected to be made such that immediately following the distribution (i) the number of shares relating to the Realogy option will be equal to the number of shares of Realogy common stock that the option holder would have received in the distribution had the Cendant option shares represented outstanding shares of Cendant common stock (i.e., a ratio of one share of Realogy common stock for each four shares of Cendant common stock), and (ii) the per share option exercise price of the original Cendant stock option will be proportionally allocated between the two types of stock options based upon the relative per share trading prices of Cendant and Realogy immediately following the distribution.

We also expect that all Realogy options issued as part of this adjustment expected to receive accelerated vesting (approximately 274,000) and the Cendant options expected to receive accelerated vesting (approximately 1.1 million) will continue to be subject to their current vesting schedules and become fully vested 30 days following the second distribution (without regard to the attainment of any existing performance criteria, which have been waived by action of the Cendant Compensation Committee), assuming the holder remains in employment with Cendant or Realogy, as applicable, through such date. Further, for purposes of vesting of Cendant stock options and the post-termination exercise periods applicable to Realogy and Cendant stock options, the Cendant Compensation Committee determined that continued employment with Cendant, Realogy, Wyndham Worldwide or Travelport, which are expected to be separated from Cendant, will be viewed as continued employment with the issuer of the options and to the extent permitted under Section 409A of the Internal Revenue Code and the terms of the applicable stock option 2006 Equity and Incentive Plans, the post-termination exercise period of certain designated Realogy and Cendant stock options will be extended to three years (but not beyond the original expiration of the option and not if the option holder resigns employment or is terminated in connection with a breach of Code of Conduct of the option holder’s employer).

Term; Amendment

No awards will be made under the 2006 Equity and Incentive Plan following the tenth anniversary of the date that the 2006 Equity and Incentive Plan becomes effective. Our Board of Directors may amend or terminate the 2006 Equity and Incentive Plan at any time, provided that the amendment or termination does not adversely affect any award that is then outstanding without the award holder’s consent. We must obtain stockholder approval of an amendment to the 2006 Equity and Incentive Plan if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Employee Stock Purchase Plan

Prior to the distribution, we expect that Cendant, as our sole shareholder, will approve an employee stock purchase plan which will enable our eligible employees to purchase shares of our common stock at a discount using amounts deducted from their eligible wages. Amounts will be deducted during each payroll cycle and accumulated during calendar month offering periods. At the end of each offering period, accumulated amounts will be used to purchase shares of our common stock at a discount of 5% from the closing price as of the last day of the offering period. We expect that no more than 250,000 shares of our common stock will be available for issuance under our employee stock purchase plan, subject to equitable adjustment under certain circumstances. Our Compensation Committee will administer the plan, and will have authority, among other things, to make rules concerning the plan’s administration, to change the length of the offering period, and to modify the amount of the discount applicable to shares purchased under the plan.

Savings Restoration Plan

We intend to adopt a savings restoration plan for the benefit of certain of our employees whose contributions to our 401(k) plan are limited by certain Internal Revenue Code rules governing the 401(k) plan. Participants in this plan will be selected by our Compensation Committee and must be, among other things, deemed a “management or highly compensated employee” (within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan participants will be permitted to defer compensation in excess of the amounts permitted by the Internal Revenue Code under our 401(k) plan, but will not be entitled to any matching contributions. Accounts will be established in the participant’s name, and the participant may allocate his or her deferrals to one or more deemed investments under the plan, which may include a deemed investment in our common stock. We intend to establish a so-called “rabbi trust” for the purpose of holding assets to be used for the payment of benefits under the savings restoration plan. Distributions under this plan may be made in a single lump sum or in installments, at the participant’s election, generally commencing following termination of the participant’s employment. In connection with the distribution, we expect that the Cendant Corporation Savings Restoration Plan will be amended to provide that deferred compensation obligations of Realogy employees thereunder will become our obligations. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc., will guarantee each other’s obligations under our respective savings restoration plans for amounts deferred in respect of 2005 and earlier years.

Officer Deferred Compensation Plan

We intend to adopt an officer deferred compensation plan for the benefit of certain of our officers selected by our Compensation Committee from time to time. Under this plan, participants will be permitted to defer compensation on such terms as our Compensation Committee will determine from time to time. We intend to establish a so-called “rabbi trust” for the purpose of holding assets to be used for the payment of benefits under the officer deferred compensation plan. We will contribute amounts deferred by the participant to that trust, as well as any matching contributions that may be made by us in our discretion. Accounts will be established in the participant’s name and the participant may allocate his or her deferrals to one or more deemed investments under the plan, which may include a deemed investment in our common stock. Matching contributions may be subject to such vesting provisions as we will determine from time to time; however, all of a participant’s accounts under this plan will become fully vested in the event of a change in control (as defined in the officer deferred compensation plan) or in the event that the participant’s service with us terminates as a result of death or disability. A participant in this plan may elect a single lump-sum payment of his or her account, or may elect payments over time; however, the participant’s entire account balance will be paid in a single lump sum following a change in control.

In connection with the distribution, we expect that the Cendant Corporation Deferred Compensation Plan will be amended to provide that deferred compensation obligations of Realogy employees thereunder will become our obligations under our new deferred compensation plan, and that a corresponding amount of assets held under a rabbi trust under the Cendant Deferred Compensation Plan will be transferred to a rabbi trust under our deferred compensation plan. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc., will guarantee each other’s obligations under our respective officer deferred compensation plans for amounts deferred in respect of 2005 and earlier years.

Non-Employee Directors Deferred Compensation Plan

We intend to adopt a deferred compensation plan for the benefit of our non-employee directors which will facilitate the deferral of all or a portion of certain fees they receive from us for service on our Board of Directors. See “—Board of Directors’ Compensation.” In connection with the separation, we expect that the Cendant Deferred Compensation Plan for Non-Employee Directors will be amended, among other things, to provide that deferred compensation obligations of Realogy non-employee directors will become our obligations under our deferred compensation plan. We also expect to enter into an arrangement whereby we and each of the other separated companies, other than Avis Budget Group, Inc., will guarantee each other’s obligations under our respective non-employee director deferred compensation plans for amounts deferred in respect of 2005 and earlier years.

Realogy Pension Plan

Cendant sponsors and maintains the Cendant Corporation Pension Plan (the “Cendant Pension Plan”), which is a “defined benefit” employee pension plan subject to ERISA. The Cendant Pension Plan is a successor plan to the PHH Corporation Pension Plan (the “Former PHH Pension Plan”) pursuant to a transaction whereby Cendant caused a number of defined benefit pension plans to become consolidated into a single plan. A number of our employees are entitled to benefits under the Cendant Pension Plan pursuant to their prior participation in the Former PHH Pension Plan as well as subsequent participation in the Cendant Pension Plan. During 1999, the Former PHH Pension Plan was frozen and curtailed, other than for certain employees who attained a certain age and service requirements. As a result, only approximately 362 of our current employees are participants in the Cendant Pension Plan. Of these current employees participating in the Cendant Pension Plan (collectively, “Current Participants”), approximately 345 are no longer accruing additional benefits (other than their right to attain early retirement subsidies) and approximately 17 continue to accrue additional benefits. All of our other employees are not participants in the Cendant Pension Plan.

In connection with the distribution, Cendant and Realogy have agreed to separate the Cendant Pension Plan into two plans. Effective upon the distribution, we will adopt a new defined benefit employee pension plan, to be named the Realogy Corporation Pension Plan, which will be identical in all material respects to the Cendant

Pension Plan (the “New Realogy Plan”). Also effective upon the distribution, the New Realogy Pension Plan will assume all liabilities and obligations under the Cendant Pension Plan which relate to the Former PHH Pension Plan. We will also assume any supplemental pension obligations accrued by any participant of the Cendant Pension Plan which relates to the Former PHH Pension Plan. Our employees who are not participants in the Cendant Pension Plan will not be participants in the New Realogy Plan.

In consideration of the New Realogy Plan accepting and assuming the liabilities and obligations described above under the Cendant Pension Plan, Cendant will cause the Cendant Pension Plan to make a direct transfer of a portion of its assets to the New Realogy Plan. The value of the assets to be transferred from the Cendant Pension Plan to the New Realogy Plan will be proportional to the liabilities assumed by the New Realogy Plan, and such value will be determined based upon applicable law, including under ERISA and IRS regulations.

Retiree Medical Program

Cendant currently maintains a retiree medical and insurance program covering certain of our employees and retirees. In connection with the distribution, we expect to assume such program. The retiree medical program will provide qualifying retirees and their eligible dependents the opportunity, until age 65, to participate in medical and insurance plans offered during the same period to our active employees who reside in the same geographic area. Benefits under our program may be coordinated with and limited by coverage provided under other plans. The cost to qualifying retirees of participation in this program, which cost will be determined by the plan administrator from time to time, may be as high, or higher, than the cost applicable to active employees during the same period residing in the same geographic area.

Code Section 409A

The U.S. federal income tax laws were recently amended to impose additional limitations on certain types of deferred compensation. In the event that any payment under the foregoing programs and policies would result in an imposition of tax under these provisions, we intend to act to modify any such payments to avoid imposition of such tax to the extent permissible under applicable law.

Employment Agreements and Other Arrangements

Mr. Silverman. We expect to enter into an employment agreement, to be effective as of the date of the distribution of Wyndham Worldwide, with Henry R. Silverman, who will serve as our Chairman and Chief Executive Officer. The agreement will have a term ending on December 31, 2007, at which time Mr. Silverman is expected to retire as an executive officer of Realogy but remain as non-executive Chairman of the Board. Pursuant to our by-laws, our Board may terminate Mr. Silverman’s employment at any time. Mr. Silverman’s new employment agreement will provide that Mr. Silverman will provide services to us for cash compensation equal to $1 per year and that, during the period in which Mr. Silverman is the chief executive officer, he will not be eligible to receive any new equity grants or incentive compensation awards. During Mr. Silverman’s employment with us, he will continue to receive the welfare benefits and perquisites to which he is entitled under his existing agreement with Cendant.

We do not expect that Mr. Silverman’s employment agreement with Realogy will provide for the payment of any severance benefits, however we expect that we will be responsible for Cendant’s obligation to provide Mr. Silverman with certain post-separation benefits contemplated by Mr. Silverman’s existing employment agreement with Cendant. In particular, it is expected that we will agree to provide, beginning with Mr. Silverman’s retirement at the end of 2007, the following “separation benefits” for the remainder of Mr. Silverman’s life: health and welfare benefits coverage; office space with suitable clerical support; access to corporate aircraft and access to company provided car and driver and appropriate personal security when traveling on Realogy business.

It is also expected that, beginning with Mr. Silverman’s retirement at the end of 2007, Mr. Silverman will agree to perform consulting services for us for a period of five years following his retirement and we will agree to assume Cendant’s obligation to provide Mr. Silverman with consulting fees of $83,000 per month for his services (adjusted annually for increases in the Consumer Price Index and subject to acceleration of the payment of remaining consulting fees in the event of a change of control of Realogy). Under the consulting arrangement, it is expected that Mr. Silverman will be required to perform services as reasonably requested by our Chief Executive Officer, but not more than 90 days in any calendar year and subject to Mr. Silverman’s reasonable availability.

Mr. Smith. We expect to enter into an employment agreement, to be effective as of the date of the distribution, with Richard A. Smith, who will serve as Vice Chairman of our Board and President, and who we expect will serve as Chief Executive Officer following Mr. Silverman’s retirement. We expect that such employment agreement will have a term ending on the third anniversary of the distribution; provided, that such term will automatically extend for one additional year unless we or Mr. Smith provide notice to the other party of non-renewal at least six months prior to such third anniversary. Pursuant to our by-laws, our Board may terminate Mr. Smith’s employment at any time. Upon expiration of the employment agreement, Mr. Smith will be an employee at will unless the agreement is renewed or a new agreement is executed. In addition to providing for a minimum base salary of $1 million and employee benefit plans generally available to our executive officers, Mr. Smith’s agreement will provide for an annual incentive award with a target amount equal to 200% of his base salary, subject to attainment of performance goals, and grants of long-term incentive awards, upon such terms and conditions as determined by our Board of Directors or our Compensation Committee. In addition, Mr. Smith will be granted two equity incentive awards relating to our common stock. One of these awards will be in the form of stock-settled stock appreciation rights with a per share exercise price equal to the value of a share of our common stock as of the date of grant, will have a value on the date of grant of $3 million, and will vest (or not vest) on such date or dates and subject to our attainment of preestablished performance goals relating to our financial success, in each case as determined by our Board of Directors or Compensation Committee prior to the distribution date, and further subject to his continued employment with us through such vesting date(s). The other of these awards will be in the form of restricted stock units, will have a value on the grant date of $2 million and will vest in equal installments on each of the first four anniversaries of May 2, 2006, subject to his continued employment with us through each such vesting date. Mr. Smith’s agreement will provide that if his employment with us is terminated by us without “cause” or due to a “constructive discharge” (each term as defined in Mr. Smith’s agreement), he will be entitled to a lump sum payment equal to 299% of the sum of his then-current base salary plus his then-current target annual bonus. In addition, in this event, all of Mr. Smith’s then-outstanding Realogy equity awards will become fully vested (and any Realogy stock options and stock appreciation rights granted on or after the distribution date will remain exercisable until the earlier of three years following his termination of employment and the original expiration date of such awards). Options granted prior to the distribution will remain exercisable in accordance with Mr. Smith’s prior agreement with Cendant. Mr. Smith’s employment agreement will also provide him and his dependents with medical benefits through his age 75. We expect that the employment agreement will provide Mr. Smith with the right to claim a constructive discharge if, among other things, (i) a person other than Mr. Silverman becomes our Chief Executive Officer, (ii) prior to December 31, 2007, Mr. Smith does not report to the Chief Executive Officer, (iii) following December 31, 2007, Mr. Smith is not the Chief Executive Officer or does not report directly to our Board of Directors, (iv) we fail to nominate Mr. Smith to be a member of our Board of Directors, (v) we notify Mr. Smith that we will not extend the term of the employment agreement for an additional fourth year , or (vi) a “corporate transaction” (as defined in Mr. Smith’s employment agreement) has occurred. Mr. Smith’s agreement will provide for post-termination non-competition and non-solicitation covenants which will last for two years following Mr. Smith’s employment with us.

Mr. Hull. We entered into an employment agreement, to be effective as of the date of the distribution, with Anthony E. Hull, who will serve as our Chief Financial Officer and Treasurer. The employment agreement has a term ending on the third anniversary of the distribution. Pursuant to our by-laws, our Board may terminate Mr. Hull’s employment at any time. Upon expiration of the employment agreement, Mr. Hull will be an employee at will unless the agreement is renewed or a new agreement is executed. In addition to providing for a minimum base salary of $475,000 and employee benefit plans generally available to our executive officers, Mr. Hull’s agreement provides for an annual incentive award with a target amount equal to no less than 100% of his base salary, subject to attainment of performance goals, and grants of long-term incentive awards, upon such terms and conditions as determined by our Board of Directors or our Compensation Committee. In addition, Mr. Hull will be granted equity incentive awards relating to our common stock, one of which will have a value on the grant date of $1.5 million and which will vest in equal installments on each of the first four anniversaries of May 2, 2006, subject to his continued employment with us through each such vesting date, and the other of which will have a value on the grant date of $1 million and which will vest on the third anniversary of May 2, 2006, subject to both the attainment of pre-established performance goals and his continued employment with us through such vesting date. Mr. Hull’s agreement will provide that if his employment with us is terminated by us without “cause” or due to a “constructive discharge” (each term as defined in Mr. Hull’s agreement), he will be entitled to a lump sum payment equal to 200% of the sum of his then-current base salary plus his then-current target annual bonus. In addition, in this event, all of Mr. Hull’s then-outstanding Realogy equity awards that would have otherwise become vested within one year following his termination of employment, subject to performance criteria, as applicable, will become vested (for this purpose, cliff-vesting awards will be viewed retroactively as vesting on an annual pro rata basis). Further, any Realogy stock options or stock appreciation rights granted on or after the distribution date will remain exercisable until the earlier of two years following his termination of employment and the original expiration date of such awards. Mr. Hull’s agreement will provide for post-termination non-competition and non-solicitation covenants which will last for two years following Mr. Hull’s employment with us.

Other Executives. Subject to approval of our Compensation Committee, we expect to enter into a letter agreement, employment contract or other agreement with each of our executive officers other than Messrs. Silverman, Smith and Hull. Such agreement will provide for a severance payment in an amount equal to 100% of the sum of base salary plus target bonus in the event we terminate the executive officer’s employment without cause (as determined by us); provided, that such payment will equal 200% (150% for Mr. Cade) of the sum of base salary plus target bonus if such termination occurs within one year following a change in control of our company. Our obligation to make the severance payment will be subject to the executive officer executing a valid release of all claims against us. The agreement will also subject the executive officer to certain restrictive covenants following termination of employment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Cendant. After the distribution, Cendant will own none of our common stock The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the persons nominated to serve as our directors, (iii) each officer named in the Summary Compensation Table and (iv) all of our executive officers and directors nominees as a group. We based the share amounts on each person’s beneficial ownership of Cendant common stock as of June 8, 2006, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for every four shares of Cendant common stock.

To the extent our directors and officers own Cendant common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Cendant common stock. In addition, following the distribution, we expect Cendant stock-based awards held by these individuals will be equitably adjusted to become separate awards relating to both Cendant common stock and our common stock. Such awards relating to our common stock are reflected in the table below based upon our expected adjustment formula. Furthermore, certain stock-based awards held by these individuals that will vest on the 30th day following the completion of the second of the series of distributions by Cendant are included in a footnote to the table below. For a description of the equitable adjustments expected to be made to Cendant stock-based awards, see “Executive Compensation—Employee Benefit Plans—Equitable Adjustments to Outstanding Cendant Equity-Based Awards.”

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately 250 million shares of common stock based upon approximately one billion shares of Cendant common stock outstanding on June 8, 2006, excluding treasury shares and assuming no exercise of Cendant options, and applying the distribution ratio of one share of our common stock for every four shares of Cendant common stock held as of the record date.

Name of Beneficial Owner	Total # of Shares to be Beneficially Owned(a)	% of Class(b)	Of the Total # of Shares Beneficially Owned, Shares which May be Acquired within 60 days(c)
Principal Stockholder:
Barclays Global Investors, N.A.(d)	22,234,700	8.88%	22,234,700

Directors and Executive Officers(e):
Henry R. Silverman	8,669,354	3.46%	6,359,897
Richard A. Smith(f)	884,275	*	839,830
Martin L. Edelman(g)	83,951	*	83,201
Kenneth Fisher	—	*	—
Cheryl D. Mills(h)	35,786	*	34,107
Robert E. Nederlander(i)	83,253	*	83,253
Robert W. Pittman(j)	226,355	*	210,648
Robert F. Smith(k)	70,613	*	70,613

Alexander E. Perriello, III(l)	59,523	*	52,802
Kevin J. Kelleher(m)	101,005	*	94,950
Bruce Zipf(n)	25,570	*	25,570
All directors and executive officers as a group (16 persons)(o)	10,438,616	4.17%	8,042,907

*	Amount represents less than 1% of outstanding common stock

(a)	The amounts included in this column represent the shares of our common stock which will be beneficially owned by the listed individuals based on the distribution ratio of one share of our common stock for every four shares of Cendant common stock owned by such individuals on June 8, 2006. Amounts include direct and indirect ownership of shares, stock options and restricted stock units that are currently vested or will become vested within 60 days of June 8, 2006 (“Vested Awards”) and shares of common stock, the receipt of which has been deferred by directors in accordance with our and Cendant’s Non-Employee Directors Deferred Compensation Plans (“Deferred Shares”).
(b)	Represents the percentage of our common stock which we expect to be outstanding (based on the expected number of our shares to be distributed based on 1,001,506,868 shares of Cendant common stock outstanding on June 8, 2006).
(c)	Includes Vested Awards and Deferred Shares.
(d)	Reflects beneficial ownership of 88,938,800 shares of Cendant common stock by Barclays Global Investors, N.A. and its affiliated entities (“Barclays”), as derived solely from information reported in a Schedule 13G under the Exchange Act filed by Barclays with the SEC on January 26, 2006. Such Schedule 13G indicates that Barclays has sole voting power over 78,108,267 of the shares and no voting power over 10,830,533 of the shares. The principal business address for Barclays Global Investors, N.A. is 45 Fremont Street, San Francisco, CA 94015. Information is based upon the assumption that Barclays holds 88,938,800 shares of Cendant common stock as of June 8, 2006.
(e)	Such directors and/or executive officer’s Vested Awards are deemed outstanding for purposes of computing the percentage of class for such director and/or executive officer.
(f)	Includes 26,260 shares held in a non-qualified deferred compensation plan, 129 shares held in a second non-qualified deferred compensation plan and 839,830 Vested Awards.
(g)	Includes 7,621 Deferred Shares and 75,580 Vested Awards.
(h)	Includes 5,439 Deferred Shares and 28,668 Vested Awards.
(i)	Includes 7,673 Deferred Shares and 75,580 Vested Awards.
(j)	Includes 9,808 Deferred Shares and 200,840 Vested Awards.
(k)	Includes 8,064 Deferred Shares and 62,549 Vested Awards.
(l)	Includes 52,802 Vested Awards.
(m)	Includes 94,950 Vested Awards.
(n)	Includes 25,570 Vested Awards.
(o)	Certain stock-based awards held by certain of our executive officers will vest on the 30th day following the completion of the second in the series of distributions by Cendant, or on the 30th day following the completion of simultaneous distributions of us and Wyndham Worldwide. Such amounts, which reflect the application of the distribution ratio, are as follows:

Mr. Richard Smith	55,158
Mr. Perriello	12,938
Mr. Kelleher	13,233
Mr. Zipf	10,203
All directors and executive officers as a group	129,623

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from Cendant

The distribution will be accomplished by Cendant distributing all of its shares of our common stock to holders of Cendant common stock entitled to such distribution, as described in “The Separation” section included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver by Cendant of the conditions to the separation and distribution described below under “—Agreements with Cendant, Wyndham Worldwide and Travelport.”

For purposes of this section, we refer to the Hospitality (including Timeshare Resorts) and Travel Distribution Services businesses of Cendant prior and subsequent to the separation of such business from Cendant as Wyndham Worldwide and Travelport, respectively.

Related Party Transactions

Certain affiliates of Barclays Global Investors, N.A., which we refer to collectively as Barclays, an approximately 8.88% stockholder of Cendant based on a Schedule 13G filed by Barclays in January 2006 and approximately one billion shares of Cendant common stock outstanding on June 8, 2006, have performed, and may in the future perform, various commercial banking, investment banking and other financial advisory services for Cendant (including us and our subsidiaries) for which they have received, and will receive, customary fees and expenses. The fees paid to Barclays by Cendant and its subsidiaries in 2005 were approximately $5 million.

Mr. Edelman currently serves as Of Counsel to Paul, Hastings Janofsky & Walker, LLP, a New York City law firm, and has been in that position since June 2000. Paul, Hastings represented Cendant and its subsidiaries in certain matters in 2005 and will continue to represent Cendant and its subsidiaries in connection with certain matters from time to time.

From time to time, certain of our directors and executive officers have engaged, and may in the future engage, in commercial transactions involving Cendant and certain of Cendant’s and our current or past subsidiaries. Such transactions include but are not limited to, for example, mortgage loans made by Cendant’s former mortgage lending subsidiaries, the purchase and/or sale of homes through Cendant’s real estate brokerage subsidiaries or the purchase of timeshares from Cendant’s timeshare resort subsidiaries. Such transactions are conducted on similar terms as those prevailing at the time for comparable transactions with other third party customers generally, and did not, or do not, involve more than the normal risk of collectibility, in the case of mortgages, or present other unfavorable features.

Agreements with Cendant, Wyndham Worldwide and Travelport

Before our separation from Cendant, we will enter into a Separation and Distribution Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and provide a framework for our relationships with Cendant and Cendant’s other businesses after the separation. These agreements will govern the relationships among us, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among us, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the respective separations of each of the businesses from Cendant. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Cendant and the distribution of our shares of common stock to Cendant stockholders), these agreements include:

•	the Tax Sharing Agreement; and

•	the Transition Services Agreement.

The principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from Cendant. Moreover, following our separation from Cendant, additional changes may be made by Cendant, Wyndham Worldwide and Travelport (prior to their respective separations from Cendant) with respect to rights and obligations among those three parties. None of the changes made after our separation from Cendant may be made without our consent if such changes would adversely affect us.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with Cendant, Wyndham Worldwide and Travelport regarding the principal transactions necessary to separate us from Cendant. It will also set forth other agreements that govern certain aspects of our relationship with Cendant, Wyndham Worldwide and Travelport after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of our shares to Cendant stockholders. Upon our separation from Cendant, the Separation and Distribution Agreement will be effective as between us and each of Cendant, Wyndham Worldwide and Travelport with respect to our obligations to each of Cendant, Wyndham Worldwide and Travelport and with respect to the obligations to us of each of Cendant, Wyndham Worldwide and Travelport.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us, Wyndham Worldwide, Travelport and Cendant as part of the separation of Cendant into four independent companies, and will describe when and how these transfers, assumptions and assignments will occur, although, many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to our business (the business and operations of Cendant’s Real Estate Services segment) will be retained by or transferred to us or one of our subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the business and operations of Cendant’s Hospitality Services (including Timeshare Resorts) segments will be retained by or transferred to Wyndham Worldwide or one of its subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the business and operations of Cendant’s Travel Distribution Services segment will be retained by or transferred to Travelport or one of its subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the business and operations of Cendant’s Vehicle Rental segment will be retained by or transferred to Cendant or one of its subsidiaries;

•	Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Cendant that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	Each party will assume or retain any liabilities relating to its employees in respect of the period prior to, on or following the effective time of the Separation and Distribution Agreement;

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document which offers for sale any security of such party to the extent such documents exclusively relate to such party or its subsidiaries or affiliates;

•	Each party or one of its subsidiaries will assume or retain any liabilities relating to, arising out of or resulting from any of its or its subsidiaries’ or controlled affiliates’ indebtedness (including debt securities and asset-backed debt), regardless of the issuer of such indebtedness, exclusively relating to its business or secured exclusively by its assets;

•	We will assume 50%, Wyndham Worldwide will assume 30% and Travelport will assume 20% (or, in the event of a sale of Travelport, we will assume 62.5% and Wyndham Worldwide will assume 37.5%) of certain contingent and other corporate liabilities of Cendant or its subsidiaries, which we refer to in this information statement as Assumed Cendant Contingent and Other Liabilities, which are not primarily related to any of our business or the business of Wyndham Worldwide or Travelport and/or Cendant’s Vehicle Rental business, in each case incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the later to occur of the separation of Wyndham Worldwide or Travelport from Cendant, including liabilities of Cendant and its subsidiaries related to, arising out of or resulting from (i) certain terminated or divested businesses including, among others, Cendant’s former PHH, Marketing Services (Affinion) businesses (ii) in the event of a sale of Travelport, liabilities relating to the Travelport sale, (iii) the Securities Action, the PRIDES Action and the ABI Actions (for further description of these litigation matters see “Business—Legal Proceedings—Cendant Corporate Litigation”) and (iv) any actions with respect to the separation plan or the distributions (other than actions arising out of disclosure documents distributed or filed relating to the securities or indebtedness of one of the four businesses) made or brought by any third party. Cendant will not assume liability for any such Assumed Cendant Contingent and Other Liabilities (although, if a party defaults in payments in respect of any such liability, each non-defaulting party, including Cendant, will pay an equal share of such defaulted amount). The parties to the Separation and Distribution Agreement agreed that following completion of the separation plan, Cendant, which will consist of the Vehicle Rental business, will not retain any contingent or other corporate liabilities incurred prior to the completion of the separation plan that are not primarily related to the Vehicle Rental business because the Vehicle Rental company is expected to have more total debt, both secured and unsecured, and/or lower credit ratings, than us, Wyndham Worldwide and Travelport;

•	We will be entitled to 50%, Wyndham Worldwide will be entitled to 30% and Travelport will be entitled to 20% (or, in the event of a sale of Travelport, we will be entitled to 62.5% and Wyndham Worldwide will be entitled to 37.5%) of certain contingent corporate assets of Cendant, which we refer to in this information statement as Cendant Contingent Assets, which are not primarily related to any of our business, the business of Wyndham Worldwide or Travelport or Cendant’s Vehicle Rental business, accrued on or prior to the earlier of (x) December 31, 2006 or (y) the date of the later to occur of the separation of Wyndham Worldwide or Travelport from Cendant including (i) certain minority investments of Cendant which do not primarily relate to any of the separated businesses, (ii) rights to receive payments under certain tax-related agreements with former businesses of Cendant and (iii) rights under a certain litigation claim; and

•	Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, other than the costs and expenses relating to the issuance of debt or debt-related securities by any party or its subsidiaries (the costs and expenses of which are expected to be the responsibility of such party), the corporate costs and expenses relating to the separation plan will be paid (x) from the proceeds of the borrowings Travelport is transferring to Cendant in connection with the separation or (y) treated as Assumed Cendant Contingent and Other Liabilities (as described above).

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Potential Sale of Travelport.  Pursuant to the Separation and Distribution Agreement, Cendant has agreed to use its reasonable best efforts to effect the sale of Travelport and Cendant will be required to effect such a sale if it is able to receive an opinion from a nationally-recognized investment bank to the effect that the proposed purchase price in connection with a sale of Travelport is fair from a financial point of view to Cendant (without considering the use of proceeds of such a sale). Subject to the foregoing sentence and limited rights of consultation that we and Wyndham Worldwide will have, Cendant will have the sole right and authority to control the sale process and potential sale of Travelport. However, Cendant will be required to distribute the shares of common stock of Travelport to Cendant stockholders as originally planned if Cendant has not signed a definitive agreement to sell Travelport by September 30, 2006 or, if a sale agreement has been entered into prior to September 30, 2006, if the sale of Travelport has not been completed by December 31, 2006. In addition, the Separation and Distribution Agreement will contain certain other requirements relating to a Travelport sale, including that the definitive sale agreement contain terms and provisions reasonably customary for a transaction of this kind.

The Separation and Distribution Agreement provides that the gross cash proceeds from a sale of Travelport would be allocated in the following manner:

•	first, to pay costs and expenses incurred by Cendant in connection with a Travelport sale;

•	second, Cendant will retain an amount equal to the estimated taxes payable by Cendant as a result of a Travelport sale;

•	third, Cendant will retain an amount to compensate Cendant for certain projected lost tax attributes (i.e., certain tax attributes that Cendant projects would have been allocated to Cendant as of January 1, 2007 had the Travelport sale not occurred);

•	fourth, to repay interim indebtedness incurred by Travelport (in the event that Travelport is required to incur indebtedness to help fund the repayment of outstanding Cendant corporate indebtedness and certain other corporate obligations of Cendant) or, if a sale of Travelport occurs prior to the separation of Wyndham Worldwide (and therefore prior to the repayment of certain corporate indebtedness of Cendant), to help finance the repayment of outstanding corporate indebtedness of Cendant;

•	fifth, any priority payment (up to $100 million, if any) to Wyndham Worldwide by reason of incurring additional indebtedness in connection with its separation (see “The Distributions and Financings” below);

•

sixth, any amount of sale proceeds remaining following the applications described above will be contributed to us and Wyndham Worldwide on a 62.5% and 37.5% basis, respectively, for the purposes of reducing and/or repaying the initial indebtedness incurred by us and Wyndham Worldwide in connection with our respective separations, until Wyndham Worldwide’s initial indebtedness is reduced to a remaining amount equal to the amount of indebtedness outstanding under Cendant’s asset-linked facility relation to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses that Cendant is repaying at the time of Wyndham Worldwide’s separation (with the maximum amount of Travelport proceeds contributed to Wyndham Worldwide under this subpart being approximately $785 million based upon the outstanding indebtedness under Cendant’s asset-linked facility as of March 31, 2006);

•	seventh, any amount of sale proceeds remaining following the applications described above will be contributed to us, for the purpose of reducing and/or repaying the initial indebtedness we incurred in connection with our separation, until such indebtedness is fully repaid;

•	eighth, any amount of sale proceeds remaining following the applications described above will be contributed to Wyndham Worldwide for the purpose of reducing and/or repaying the initial indebtedness incurred by Wyndham Worldwide in connection with its separation from Cendant until such indebtedness is fully repaid; and

•	ninth, any amount of sale proceeds remaining following the applications described above will be contributed to us and Wyndham Worldwide on a 62.5% and 37.5% basis, respectively.

The Separation and Distribution Agreement requires us to utilize all of the cash proceeds received by us from a sale of Travelport in order to reduce and/or repay the indebtedness incurred by us in connection with the separation. Accordingly, assuming a cash sale price in a range of $4,300 million to $4,800 million (which represents an estimate of expected gross cash sale proceeds based on non-binding indications of interest received to date), we estimate that we would receive between $1,500 million and $1,800 million of cash sale proceeds. The actual amount of cash proceeds we receive may be more or less than the range provided above depending on the actual sale price of Travelport, the form of the consideration including any non-cash proceeds, the amount of expenses, taxes and other payments incurred in connection with such sale, and the other uses of proceeds, outlined above, that have priority over contributions to us. Any non-cash proceeds received will reduce the amount of proceeds available for allocation as described above and instead will be treated as contingent assets which will be allocated to us and Wyndham Worldwide on a 62.5% and 37.5% basis, respectively, as described below. In the event Travelport is not sold, we will not receive any proceeds and therefore our indebtedness will not be reduced. In addition, in the event that a Travelport sale includes non-cash consideration, we could not use such non-cash consideration to reduce our indebtedness.

By way of example, assuming the following: (i) that the gross proceeds of a sale of Travelport were $4,500 million in cash (which represents the approximate midpoint of the range of assumed sale proceeds described above and which amount could be higher or lower depending upon the outcome of the sale process), (ii) such a sale was completed after the separation of Wyndham Worldwide, (iii) neither Wyndham Worldwide nor Travelport was required to incur additional indebtedness in order for Cendant to repay its corporate debt and other obligations and (iv) no amount was retained by Cendant for lost tax attributes, the gross cash proceeds would be allocated as follows:

•	approximately $70 million would be utilized to satisfy costs and expenses incurred in connection with a Travelport sale;

•	approximately $245 million would be retained by Cendant for tax liabilities incurred in connection with a Travelport sale;

•	approximately $1,800 million would be utilized to repay interim indebtedness incurred by Travelport; and

•	the remaining approximately $2,385 million of sale proceeds would be contributed to us and Wyndham Worldwide, with approximately $1,600 million contributed to us and $785 million contributed to Wyndham Worldwide for the purposes of reducing and/or repaying the initial indebtedness incurred by us and Wyndham Worldwide in connection with our respective separations.

In the above example and assuming our anticipated borrowings of approximately $2,225 million of debt in connection with our separation, following the application of all of the proceeds received by us at the time of the Travelport sale to reduce our initial indebtedness, the total amount of such initial indebtedness would be reduced by approximately $1,600 million, such that approximately $625 million of this initial indebtedness would still remain outstanding. The amount and timing of any such reduction and/or repayment of our indebtedness would depend, in large part, on the timing of any sale of Travelport and on the amount and form of proceeds realized in such a sale. All of the above described assumptions, including the estimated sale proceeds and the approximate uses of such proceeds, are provided solely for purposes of providing you an example of how the proceeds from a sale of Travelport would be applied under the formula described above. There can be no assurance that any of these estimates will in fact be realized or any proceeds from a Travelport sale will in fact be realized and all of these amounts are subject to events and circumstances outside of our control. Therefore, you should not rely on these estimates and assumptions in evaluating Realogy.

In addition, if a sale of Travelport were to occur, such a sale will affect the allocation among us, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations (specifically including employee benefits, tax-related assets and liabilities and certain of Cendant’s contingent and other corporate assets and liabilities) attributable to periods prior to the completion of the separation plan (see “The Separation—Results of the Separation” and “—Separation and Distribution Agreement”; “—Tax Sharing Agreement”).

If a sale of Travelport does not occur, we will assume or be entitled to 50%, Wyndham Worldwide will assume or be entitled to 30% and Travelport will assume or be entitled to 20% of certain contingent and other corporate liabilities and assets of Cendant or its subsidiaries which are not primarily related to any of our business or the business of Wyndham Worldwide or Travelport and/or Cendant’s Vehicle Rental business. If the sale of Travelport occurs, the Separation and Distribution Agreement provides that such contingent and other corporate liabilities (which would include any liabilities, including indemnification obligations, if any, of Cendant incurred in connection with a Travelport sale) and assets (which would include any non-cash or deferred cash proceeds received in connection with a Travelport sale) will be reallocated such that:

•	we will assume 62.5% and Wyndham Worldwide will assume 37.5% of these contingent and other corporate liabilities of Cendant and its subsidiaries;

•	we will be entitled to 62.5% and Wyndham Worldwide will be entitled to 37.5% of these contingent and other corporate assets of Cendant and its subsidiaries; and

•	Travelport will no longer have any responsibility for or rights with respect to any of these contingent corporate or other liabilities and assets of Cendant and its subsidiaries.

Further Assurances.  To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the applicable separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the applicable separation. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

The Distributions and Financings.  The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distributions. Each of us, Wyndham Worldwide and Travelport will agree to distribute to Cendant as a stock dividend the number of shares of such party’s common stock distributable in the applicable distribution to effectuate the applicable separation. In addition, Cendant will agree to cause its agent to distribute to Cendant stockholders that hold shares of Cendant common stock as of the applicable record date all the shares of common stock of the company being separated from Cendant.

Under the Separation and Distribution Agreement, we, Wyndham Worldwide and Travelport have agreed to take certain actions so that we, Wyndham Worldwide and Travelport, and not Cendant, will bear economic responsibility for general liabilities and obligations of Cendant (including costs and expenses and corporate indebtedness) other than those that relate primarily to Cendant’s Vehicle Rental business. However, in light of the plan to separate into four independent companies in a sequential manner, we, Wyndham Worldwide, Travelport and Cendant have also agreed to seek to minimize the likelihood and magnitude of post-separation payments among the parties relating to any such liabilities and obligations. To effect this arrangement, each of us, Wyndham Worldwide and Travelport anticipate entering into borrowing facilities at the time of or, in the case of Travelport, prior to its respective separation from Cendant, the proceeds of which will be transferred to Cendant to repay Cendant’s corporate debt and, in the case of Travelport only, fund the actual and estimated cash costs and expenses of the plan of separation borne by Cendant and certain other corporate obligations of Cendant. For these purposes, we expect to borrow $2,225 million. The allocation of debt among the parties was based upon estimates of the relative future ability of each party to service its debt, each party’s ability to maintain acceptable debt ratings and the possibility that Travelport may be sold rather than separated. We anticipate that Cendant will repay its corporate indebtedness at or around the time of the separation of Wyndham Worldwide. In the event Travelport is sold instead of being separated, Cendant will be obligated to use a significant portion of the proceeds it receives to fulfill Travelport’s obligation to provide Cendant with funds to repay Cendant’s corporate debt and certain other corporate obligations of Cendant (if the sale is completed prior to the incurrence of debt by Travelport in connection with the plan of separation) or to repay the Travelport indebtedness incurred and transferred to Cendant (if the sale is completed after the Wyndham Worldwide separation) (for a detailed description of the use of proceeds for a potential sale of Travelport, see “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement”).

In the event that a definitive purchase agreement relating to a sale of Travelport has not been executed prior to the time that the Board of Directors of Cendant declares the dividend of the shares of Wyndham Worldwide, and the sum of the borrowings transferred by Realogy, Wyndham Worldwide and Travelport to Cendant, together with the funds at Cendant then available to be utilized to repay its corporate debt and with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation, is less than or more than the amount necessary to enable Cendant to repay all of its outstanding corporate indebtedness and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to its Vehicle Rental business, but including costs and expenses related to the plan of separation incurred through that date and estimated to be incurred prior to the completion of the plan of separation), then:

(i)	to the extent of an insufficiency which is less than or equal to $100 million, at or prior to its separation Wyndham Worldwide will be required to incur additional indebtedness equal to such insufficiency and transfer such additional amounts to Cendant,

(ii)	to the extent of any such insufficiency in excess of $100 million (with the first $100 million being treated as described in clause (i) above), Wyndham Worldwide will be required to incur additional indebtedness in an amount equal to 37.5% of such insufficiency above $100 million and transfer such additional amounts to Cendant and we will be required to make a payment to Cendant or, if our separation occurs at the same time as Wyndham Worldwide’s separation, we will be required to incur additional indebtedness for transfer to Cendant, in an amount equal to 62.5% of such insufficiency above $100 million,

(iii)	to the extent of any excess which is less than or equal to $100 million, the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by the amount of such excess, and

(iv)

to the extent of any such excess in excess of $100 million (with the first $100 million being treated as described in clause (iii) above), the amount of indebtedness required to be incurred by Wyndham Worldwide at or prior to its separation for transfer to Cendant will be reduced by an amount equal to 37.5% of such excess above $100 million and Cendant will be required to make a payment to us in an amount equal to 62.5% of such excess above $100 million, or if our separation occurs at the same time as Wyndham Worldwide’s separation, the amount of indebtedness we are required to incur for transfer to Cendant will be reduced by an amount equal to 62.5% of such excess above $100 million.

If Wyndham Worldwide is required to incur additional indebtedness under clause (i) above, it will be entitled to receive a priority return of such amount (up to $100 million) out of the distribution of remaining proceeds of any Travelport sale prior to the balance of such remaining proceeds being allocated to us and Wyndham on a 62.5% and 37.5% basis, respectively (see “Certain Relationships and Related Party Transactions—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement”). In addition, as between us and Wyndham Worldwide, our allocable percentage of any such obligation or entitlement under clause (ii) or (iv) above will be increased or decreased relative to Wyndham Worldwide’s based upon a calculation that takes into account (x) the amount by which the cash and cash equivalents balance we have immediately following our separation is greater than or less than $80 million (which is the estimated amount to be retained by us at the time of our separation), measured against (y) the amount by which the cash and cash equivalents balance at Wyndham Worldwide immediately following its separation is greater than or less than $120 million (which is the estimated amount of cash to be retained by Wyndham Worldwide at the time of its separation).

In the event that a definitive purchase agreement relating to a sale of Travelport has been executed prior to the time that the Board of Directors of Cendant declares the dividend of the shares of Wyndham Worldwide, any insufficiency resulting from comparing the sum of the borrowings transferred by Realogy, Wyndham Worldwide and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt and, with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation, to the amount necessary to enable Cendant to repay all of its outstanding corporate indebtedness and with respect to the amount transferred by Travelport, to repay other corporate obligations and to fund the actual and estimated cash expenses borne by Cendant relating to the separation (other than those primarily related to its Vehicle Rental business, but including costs and expenses related to the plan of separation incurred through that date and estimated to be incurred prior to the completion of the plan of separation) will result in an upward adjustment to the amount of indebtedness allocated to Travelport to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms; as a result, such additional amount of Travelport indebtedness will be repaid out of the proceeds of a Travelport sale (if such a sale is thereafter completed) and therefore will reduce the amount of residual proceeds available for distribution to us and Wyndham Worldwide on a 62.5% and 37.5% basis, respectively (see “—Potential Sale of Travelport”). Any additional insufficiency beyond the additional amount of indebtedness that Travelport could incur on commercially reasonable terms shall be satisfied through the incurrence of additional indebtedness by Wyndham Worldwide and, if applicable, additional payments by (or the incurrence of additional indebtedness by) us, as described under clauses (i) and (ii) above where a Travelport purchase agreement has not been entered into prior to the distribution of Wyndham Worldwide’s common stock. In the event that the borrowings transferred by us, Wyndham Worldwide and Travelport, together with Cendant’s cash, result in an excess in the amounts necessary to repay all of Cendant’s corporate indebtedness, then such excess shall be allocated between us and Wyndham Worldwide in the manner described in the paragraph below.

Any cash costs and expenses related to the plan of separation incurred by Cendant following the date of the adjustment described above that have not otherwise been included in the estimated costs and expenses through the completion of the plan of separation for the purposes of the adjustment will be treated as contingent liabilities under the Separation and Distribution Agreement and therefore borne 50% by us, 30% by Wyndham Worldwide and 20% by Travelport (or 62.5% by us and 37.5% by Wyndham Worldwide, in the event of a sale of Travelport). If the amount of cash costs and expenses estimated to be incurred prior to the completion of the plan of separation for the above-described adjustment exceeds the actual cash costs and expenses incurred by Cendant, such excess will be treated as a contingent asset to which we will be entitled to 50%, Wyndham Worldwide to 30% and Travelport to 20% (or 62.5% to us and 37.5% to Wyndham Worldwide, in the event of a sale of Travelport).

Additionally, the Separation and Distribution Agreement will provide that the distributions are subject to several conditions that must be satisfied or waived by Cendant in its sole discretion. For further information regarding our separation from Cendant, see “The Separation—Conditions to the Distribution.”

Intercompany Accounts.  The Separation and Distribution Agreement will provide that, subject to any provisions in the Separation and Distribution Agreement or any ancillary agreement to the contrary, prior to the separation from Cendant of us, Wyndham Worldwide or Travelport, as the case may be, intercompany accounts will be settled as will be set forth in the Separation and Distribution Agreement, and it is expected that substantially all of such balances will no longer be outstanding.

Releases and Indemnification.  Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Cendant of any such parties. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Cendant’s business, Wyndham Worldwide’s business and Travelport’s business with Cendant, Wyndham Worldwide and Travelport, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;

•	any misstatement of or omission to state a material fact contained in any party’s public filings, only to the extent the misstatement or omission is based upon information that was furnished by the applicable indemnifying party (or incorporated by reference from a filing of such indemnifying party) and then only to the extent the statement or omission was made or occurred after the separation of the party seeking indemnification; and

•	any breach by such party of the Separation and Distribution Agreement.

Legal Matters.  Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after the date of the separation of such party from Cendant.

Except with respect to actions brought against Cendant by a governmental entity (in which case Cendant will act as managing party and manage and assume control of such legal matters), we will act as managing party and manage and assume control of all legal matters related to any Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset. Each of the parties will cooperate fully with the applicable managing party in connection with the management of such assets and liabilities. The party responsible for managing an Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset shall be reimbursed for all out-of-pocket costs and expenses related thereto by Wyndham Worldwide, Travelport and, if Cendant is acting as managing party, by us, in proportion to the applicable percentage that each such party is responsible for in respect of such liability or right to such asset. If one or more parties defaults in payment of its portion of any Assumed Cendant Contingent and Other Liability or the cost of managing any Cendant Contingent Asset, each non-defaulting party shall be responsible for an equal portion of the amount in default (although any such payments will not release the obligation of the defaulting party). Additionally, the Separation and Distribution Agreement will provide that if, as a result of a change of control or other extraordinary corporate transaction, any of us, Wyndham Worldwide and/or Travelport were to suffer certain downgrades to our or its, as applicable, respective senior credit ratings, then upon the demand of us, Wyndham Worldwide, Travelport or Cendant, as applicable, any such party suffering such credit downgrade would be required to post a letter of credit or similar security obligation generally in respect of its portion of the remaining Assumed Cendant Contingent and Other Liability based on an appraisal prepared by a third-party expert. In the event of a Travelport sale, Travelport will generally have no further rights or obligations with respect to Assumed Cendant Contingent and Other Liabilities and Cendant Contingent Assets and with respect to the matters described in this paragraph.

The Separation and Distribution Agreement will provide for the formation of a contingent claim committee, which will have the responsibility for the adoption of any plan to settle, resolve or achieve the disposition of any Assumed Cendant Contingent and Other Liability or Cendant Contingent Asset, with one representative from each of us, Wyndham Worldwide, Cendant and Travelport (unless Travelport is sold by Cendant, in which case it would no longer be entitled to a representative on the contingent claim committee). Resolution of a matter submitted to the contingent claim committee will require the approval of a majority of the representatives entitled to vote on such matter, except that in certain cases where a party may be adversely affected, the approval by the affected party is also required. Except with respect to certain limited matters where Cendant would be adversely affected by the disposition of a claim (including in respect of actions by a governmental entity which involve non-monetary claims), Cendant’s representative to the contingent claim committee will not be entitled to vote on matters submitted to the contingent claim committee for resolution. In the event of a sale of Travelport, we will have two votes on any matter submitted to the contingent claim committee.

Employee Matters.  The Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation of Cendant into four independent companies, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement will provide that we, Wyndham Worldwide and Travelport (unless Travelport is sold) will guarantee each other’s obligations (as well as Cendant’s) under our respective deferred compensation plans for amounts deferred in respect of 2005 and earlier years. The Separation and Distribution Agreement will also provide that outstanding Cendant stock options and restricted stock unit awards will be equitably adjusted in connection with each distribution (see “Management—Equitable Adjustments to Outstanding Cendant Equity-Based Awards”).

Insurance.  The Separation and Distribution Agreement will provide for the allocation among the parties of benefits under existing insurance policies for occurrences prior to each separation and sets forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to proceeds and the obligation to incur deductibles under certain insurance policies. In addition, the Separation and Distribution Agreement provides that Cendant will obtain, subject to the terms of the agreement, certain directors and officers insurance policies and error and omissions run-off insurance policies to apply against certain pre-separation claims, if any.

Dispute Resolution.  In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties will negotiate for a reasonable period of time to resolve any disputes among the parties. If the parties are unable to resolve disputes in this manner, the disputes will be resolved through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement.  Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Sharing Agreement

Before our separation from Cendant, we will enter into a Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport that generally will govern Cendant’s, the other separated companies’ and our respective rights, responsibilities and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the stock of Realogy, Wyndham Worldwide, or Travelport to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code. Under the Tax Sharing Agreement, we expect, with certain exceptions, that:

•	for taxable years ending on or before December 31, 2006, (i) we generally will be responsible for the payment of income and non-income taxes attributable to our operations that we currently are obligated to pay on a separate return basis (i.e., not as part of a group of which Cendant is the common parent); (ii) each of Wyndham Worldwide, Travelport and Cendant generally will be responsible for the payment of income and non-income taxes attributable to its (or its subsidiaries’) operations that such company (or its subsidiaries) currently is obligated to pay on a separate return basis (i.e., not as part of a group of which Cendant is the common parent); (iii) we generally will be responsible for the payment of 50% (or 62.5% in the event of a sale of Travelport) of all income and non-income taxes imposed on Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to the businesses of Realogy, Wyndham Worldwide, Travelport or the Vehicle Rental business or their respective subsidiaries; and (iv) Wyndham Worldwide and Travelport generally will be responsible for the payment of 30% and 20% (or 37.5% and 0% in the event of a sale of Travelport), respectively, of all income and non-income taxes imposed on Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to the businesses of Realogy, Wyndham Worldwide, Travelport, the Vehicle Rental business or their respective subsidiaries,

•	subject to certain exceptions, audits relating to Cendant and certain other subsidiaries the operations (or former operations) of which were determined by Cendant not to relate specifically to the businesses of Realogy, Wyndham Worldwide, Travelport, the Vehicle Rental business or their respective subsidiaries for taxable years ending on or before December 31, 2006, will be settled by Cendant at the direction of a majority of Realogy, Wyndham Worldwide and Travelport (or in the sole discretion of Realogy in the event of a sale of Travelport); the Tax Sharing Agreement also requires Realogy, Wyndham Worldwide and Travelport to indemnify Cendant in the event that the settlement of any such audits results in adverse tax consequences to Cendant relating to periods beginning after December 31, 2006 (such indemnity to be shared between Realogy, Wyndham Worldwide and Travelport on a 50%, 30% and 20% basis, respectively, or 62.5%, 37.5% and 0% basis, respectively, in the event of a sale of Travelport); and

•	for taxable years beginning on or after January 1, 2007, Realogy generally will be responsible for the payment of income and non-income taxes imposed on Realogy and its direct or indirect subsidiaries.

Notwithstanding the foregoing, we expect that, under the Tax Sharing Agreement, Realogy also generally will be responsible for the payment of any taxes imposed on Cendant that arise from the failure of the distribution of the stock of Realogy to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, if such failure to qualify is attributable to the actions of or transactions undertaken by Realogy or its direct or indirect subsidiaries after the separation. In addition, we generally will be responsible for the payment of 50% (or 62.5% in the event of a sale of Travelport) of any taxes imposed on Cendant that arise from the failure of the distribution of the stock of Realogy, Wyndham Worldwide and Travelport, in each case, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code, if such failure to qualify is not attributable to the actions of or transactions undertaken by us, any of the other separated companies or our or their direct or indirect subsidiaries after the separation. The Tax Sharing Agreement also is expected to impose restrictions on our and Cendant’s ability to engage in certain actions following our separation from Cendant and to set forth the respective obligations among us, Cendant and the other separated companies with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Commercial Intercompany Arrangements with Cendant and its Subsidiaries

We have commercial arrangements with Cendant’s other business units only in limited circumstances. The arrangements we have that will be continuing after our separation from Cendant are described below. Aggregate revenue received from all such arrangements was approximately 0.02% of our revenue in 2005. Aggregate expenses paid by us in connection with such arrangements equaled less than 0.01% of our expenses in 2005. Although we believe that these agreements are substantially similar to those we would have entered into with unaffiliated third parties, there can be no assurance that the terms of these agreements are the same or more or less favorable than the terms we might have received from unaffiliated third parties.

Corporate Relocation Services Agreements

Cendant, Wyndham Worldwide and Travelport have agreed to continue to outsource to us their employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services. Pursuant to such agreements, we will receive a fee for each relocating employee as well as reimbursement for direct costs associated with the relocation. The agreements with each such company shall continue indefinitely, unless terminated earlier by either party in accordance with the terms of the agreement. Cendant paid us $900,000, $900,000 and $1.2 million in each of 2005, 2004 and 2003, respectively, for provision of relocation services.

Commercial Real Estate Brokerage Agreement

Cendant, Wyndham Worldwide and Travelport have agreed to continue to utilize our commercial real estate brokerage network on a non-exclusive basis to provide certain real estate related services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review. The agreements with each such business extends for an initial term of three years, unless terminated earlier in accordance with the terms of the agreement. We are not compensated directly for commercial real estate brokerage transactions which utilize our franchisees; however, we do receive revenue in the form of royalty payments made by our commercial real estate brokerage franchisees on such transactions. In certain circumstances, our company owned brokerage operations may provide the ultimate service.

Real Estate Affinity Agreements

Cendant, Wyndham Worldwide and Travelport have agreed to continue to market our brokerage and settlement services products and services to their respective franchisees, customers and employees, as applicable, via various forms of advertising and media, including but not limited to brochures, newsletters and presentations at various conferences. The agreements with each such business extends for an initial term of three years unless terminated earlier in accordance with the terms of the agreement.

Corporate Travel Agreement

We have entered into an agreement with a subsidiary in Cendant’s Travel Distribution Services business to continue to utilize the business’ corporate travel management services, which include full-service ticketing and fulfillment services, a custom-configured corporate on-line booking tool and access to a corporate travel call center. The agreement extends for an initial term of three years, unless terminated earlier by either party in accordance with the terms of the agreement. We paid approximately $378,000 and $237,000 for use of these services in each of 2005 and 2004, respectively. We were not separately charged for these services in 2003. Corporate travel services were not provided through Cendant’s Travel Distribution Services business in 2003.

Car Rental Rate Agreements

We have agreed to designate Cendant’s car rental brands, Avis and Budget, as the primary and secondary suppliers, respectively, of car rental services for our employees. These agreements provide for negotiated car rental rates and discounts for both business and leisure travel on a worldwide basis. The agreements extend for an initial term of three years, unless terminated earlier by either party in accordance with the terms of the agreement. We paid Cendant $130,000, $120,000 and $160,000 for use of its car rental services in each of 2005, 2004 and 2003, respectively.

Travel Related Agreements

We have agreed to allow Cendant’s Resort Condominiums International, LLC subsidiary (“RCI”) to market reduced-cost vacation certificates to our franchisees and have agreed with Cendant’s Travel Rewards, Inc. subsidiary and RCI to allow certain of their members to earn travel-related “points” in connection with the purchase or sale of real estate handled by real estate brokerage offices in the Cartus broker network or in connection with the utilization of moving companies recommended by Cartus. We received approximately $196,000, $171,000, and $85,000 in each of 2005, 2004 and 2003, respectively.

We also receive referrals from Wyndham Vacation Ownership for which we paid $174,000, $194,000 and $30,000 in 2005, 2004 and 2003, respectively.

Commercial Intercompany Arrangements with Former Cendant Affiliates

PHH Corporation

In January 2005, Cendant completed the spin-off of its mortgage and fleet management business, PHH Corporation. In connection with that transaction, we entered into a number of commercial arrangements with PHH, which arrangements are outlined below. In total, we earned $8.0 million from PHH in 2005 from all of the following arrangements.

PHH Home Loans Venture.  We formed a venture with PHH, named PHH Home Loans, LLC, for the purpose of originating and selling mortgage loans primarily sourced through our residential real estate brokerage and relocation businesses. We own 49.9% of the venture and PHH owns 50.1%. As a result, our financial results only reflect our proportionate share of the venture’s results of operations which are recorded on the equity method. The venture has a 50-year term, subject to earlier termination upon the occurrence of certain events or at our election at any time after January 31, 2015 by providing two years’ notice to PHH. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. All mortgage loans originated by the venture are sold to PHH Mortgage or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, we have no mortgage servicing rights asset risk. The venture commenced operations on October 1, 2005 and we did not receive distributions from the venture in 2005.

Strategic Relationship Agreement.  Simultaneously with the spin-off of PHH, we entered into an agreement with PHH and PHH Home Loans, which agreement contained detailed covenants regarding the relationship of the parties with respect to the operation of PHH Home Loans. Such covenants include:

•	Recommendation of the PHH Home Loans venture as the exclusive recommended provider of mortgage loans by us to independent sales associates affiliated with our company owned real estate and relocation businesses, the customers of our real estate and relocation businesses and U.S. based Cendant employees; and

•	Sales of mortgage origination businesses acquired by our company owned real estate brokerage business to PHH Home Loans pursuant to pre-specified pricing parameters.

Marketing Agreements.  We entered into a 25-year marketing agreement with PHH pursuant to which PHH’s mortgage company will be the exclusive recommended provider of mortgage products and services promoted by us to our franchisees.

In addition, PHH’s mortgage company entered into interim marketing services agreements with our company owned real estate brokerage and relocation businesses also providing for recommendation of PHH’s mortgage business. Both of these agreements were terminated on October 31, 2005 in conjunction with the PHH Home Loans venture commencing operations.

Prior to the spin-off of PHH, our relocation business was party to an agreement with PHH, pursuant to which we marketed PHH’s mortgage services to our corporate relocation clients. This agreement was terminated simultaneously with the execution of the interim marketing agreement referenced above. We were paid approximately $1.5 million, $1.8 million and $1.8 million in marketing fees in 2005, 2004 and 2003, respectively, in connection with this arrangement.

Company Cars.  Through PHH’s vehicle leasing subsidiary, we leased cars for certain executive officers. We paid PHH approximately, $538,000, $478,000 and $255,000 in 2003, 2004 and 2005, respectively.

Transition Services Agreement

Transition Services Provided by Cendant and the Other Separated Companies to Us

Prior to our separation from Cendant, we will enter into a Transition Services Agreement with Cendant, Wyndham Worldwide and Travelport to provide for an orderly transition to being an independent company. Under the Transition Services Agreement, Cendant will agree to provide us with various services, including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, telecommunications services and information technology services. In certain cases, services provided by Cendant under the Transition Services Agreement may be provided by one of the separated companies following the date of such company’s separation from Cendant.

Under the Transition Services Agreement, the cost of each transition service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on our historical financial statements. The cost of each transition service will be based on either a flat fee or an allocation of the cost incurred by the company providing the service. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of Cendant into four independent companies. Unless specifically indicated below, all services to be provided under the Transition Services Agreement will be provided for a specified period of time, and the parties’ abilities to terminate those services in advance without penalty will be limited. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant, or one of the separated companies. We are developing a plan to increase our own internal capabilities in the future to reduce our reliance on Cendant for these services. We will have the right to receive reasonable information with respect to the charges to us by Cendant and other service providers for transition services provided by them.

The following sets forth a summary of the services that will be provided to us by Cendant or the other separated companies under the Transition Services Agreement and the manner of allocation of costs to us for these services. Also set forth is a description of payments made for such services for the preceding three fiscal years. We believe these allocations approximate the actual costs to provide these services.

Human Resources and Employee Benefits.  Cendant provides us with human resources services and related technology solutions and administers Cendant’s compensation, retirement and benefits plans in which we participate. After our separation from Cendant, we will establish our own 401(k), life insurance and accidental death and dismemberment insurance benefit plans, among others. Under the Transition Services Agreement, Cendant, and following completion of the separation plan, Avis Budget Group, Inc., will continue to provide human resources and employee benefits services to support both our existing and newly established plans and programs until December 31, 2006. Cendant has allocated certain of the costs of human resources services (other than those costs related to human resource-related technology solutions) to us based on the number of our employees. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. For 2005, 2004 and 2003, Cendant allocated the costs of human resource-related technology solutions to us through our share of Cendant’s general corporate overhead, which is discussed below. Following our separation from Cendant, these costs will be allocated to us based on the number of our employees. Our allocated share of the costs of these services was $2.2 million in 2005, $2.0 million in 2004 and $2.3 million in 2003.

Payroll.  Cendant provides us with payroll management services. Under the Transition Services Agreement, Cendant, and following completion of the separation plan, Avis Budget Group, Inc. will continue to provide such services through March 31, 2007, with an option to extend through June 30, 2007. In addition, the Transition Services Agreement will include provisions for tax filings and the distribution of W-2s to our employees for the 2006 tax year. Cendant has allocated the costs of payroll management services to us based on the number of our employees. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. In addition, we will pay Cendant a one-time management fee of $50,000 to manage the transition of our payroll processing to a third party provider. Our allocated share of the costs of these services was $900,000 in 2005, $800,000 in 2004 and $800,000 in 2003.

Financial Systems Management.  Cendant provides us with financial systems management. Under the Transition Services Agreement, Cendant, and following completion of the separation plan, Avis Budget Group, Inc., will continue to provide us with financial systems management for a period of six months from the completion date of final distribution. For 2005, 2004 and 2003, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. After our separation from Cendant, these costs will be allocated to us under the Transition Services Agreement based on resources used and time spent for support services. Following our separation from Cendant, we may need to purchase from various third parties new licenses for software licensed from such parties that we may require to operate our financial management systems.

Accounts Payable Services.  Cendant provides us with management of our accounts payable processing. Under the Transition Services Agreement, Cendant, and following completion of the separation plan, Avis Budget Group, Inc. will continue to provide us with management of such processing through December 31, 2006, with the possibility to extend for up to 120 additional days. Cendant has allocated the costs of this service to us based on the number of transactions it processed for us. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of costs for this service was approximately $1.9 million in 2005, $2.3 million in 2004 and $2.7 million in 2003.

Telecommunications and Information Technology Services.  Cendant provides us with both (i) telecommunications services, including our local and long distance rate per minute charges, through arrangements it has with third-party providers and (ii) certain information technology support, software, hardware and services, primarily at or from Cendant’s data center in Denver, Colorado, and generally through contracts with its third party licensors and hardware and service providers. Cendant, and following completion of the separation plan, Avis Budget Group, Inc., and its third party contractors and providers will continue providing telecommunication services until third party contracts expire and information technology services including support, software, hardware and services under the Transition Services Agreement for a period of up to two years from the date of the final distribution. Subject to any potential third party contractual limitations and/or termination restrictions or penalties, we may terminate the provision of these services upon 90 days’ prior written notice to Cendant, or Avis Budget Group, Inc., as applicable. In such event, we would be responsible for the repayment to Cendant or Avis Budget Group, Inc., as applicable, of any unamortized computer hardware service charges and software charges and other associated transition and early termination payments. Cendant has allocated the costs for these services to us based on our actual usage and pre-determined rates and the level of support we receive from Cendant and its service providers. After our separation from Cendant, these costs will be allocated to us in this manner under the Transition Services Agreement. Our allocated share of the costs for these services was $28.9 million in 2005, $27.0 million in 2004 and $22.1 million in 2003.

Transition Services Provided by Us to Cendant and the Other Separated Companies

In connection with the separation, certain operations previously provided by Cendant to us and to Cendant’s other subsidiaries will be transferred to our company. These operations include event marketing, public and regulatory affairs and corporate communications. As a result, pursuant to the Transition Services Agreement, we may provide these services to Cendant, Wyndham Worldwide and Travelport for a period of time following the distribution as described below.

Event Marketing.  We will provide Cendant and certain of the other separated companies with event marketing services, such as annual franchise sales meetings, corporate meeting and other events through December 31, 2006. We will continue to allocate the cost of these services to Cendant and the other separated companies based on the number of meetings and the number of attendees at meetings planned by us for Cendant and/or the other separated companies. In addition, we will assume Cendant’s obligation to provide event marketing services to certain former Cendant affiliates under existing transition services arrangements.

Public and Regulatory Affairs.  We will provide Cendant, Wyndham Worldwide and Travelport with public and regulatory affairs services, including governmental affairs, until December 31, 2007. Cendant and the other newly separate companies will pay for these services based on the time spent in providing such services.

Allocation of Certain Costs

True-Up.  With respect to certain of the services described above, if the actual cost to the service provider of providing such services is different than the costs allocated to a service recipient pursuant to the Transition Services Agreement, the service provider or service recipient, as applicable, will reimburse the other party so that the amount ultimately paid for such services reflects the actual cost.

Severance.  When the employment of certain employees providing transition services is terminated, the service recipients that had received services from such employees will reimburse the service provider for any severance costs payable to such employees, except in certain circumstances.

Other Intercompany Relationships between Cendant, the Other Separated Companies and Us

Intercompany Balances

We have an inter company balance due to Cendant, which equaled $440 million and $386 million as of December 31, 2005 and 2004, respectively. Such balance will be settled pursuant to the Separation and Distribution Agreement, and it is expected that substantially all of such balance will no longer be outstanding following our separation. See “—Agreements with Cendant, Wyndham Worldwide and Travelport—Separation and Distribution Agreement.”

Franchise Agreement Guarantees

Regulations applicable to the offer and sale of franchises require the inclusion of audited financial statements in offering materials delivered to prospective franchisees. As a division of Cendant, we did not have our own audited financial statements. Therefore, Cendant’s audited financial statements, and its guarantee of our obligations under the franchise agreements associated with such offering materials, were included in the offering materials to satisfy the regulations. Accordingly, Cendant historically has guaranteed the performance of our obligations to our franchisees under our franchise agreements. Following our separation from Cendant, we will include our own audited financial statements in the franchise offering materials, and Cendant will no longer provide these guarantees in connection with franchise agreements entered into or replaced after completion of our separation from Cendant.

Subleases and Related Guarantees

Domestically, Cendant has allocated to us the cost of occupying approximately 133,000 rentable square feet within the One Campus Drive complex for our corporate and Realogy franchise operations in Parsippany, New Jersey, 146,000 square feet within 339 Jefferson Road for our real estate brokerage business in Parsippany, New Jersey, and 90,798 square feet in Mission Viejo, California. We pay Cendant rent for the One Campus Drive and Mission Viejo, California locations. We also pay Cendant for other services relating to our Parsippany and Mission Viejo locations, such as access to the cafeteria, maintenance and security. Our rent and related costs under these agreements were $5.7 million in 2005, $5.6 million in 2004 and $5.1 million in 2003. Leases for the One Campus Drive and Mission Viejo locations will be assigned to us at the time of our separation from Cendant. With respect to One Campus Drive, we will enter into short-term sublease arrangements with Cendant, Wyndham Worldwide and Travelport to permit their personnel to occupy a total of approximately 85,000 rentable square feet of space. It is expected that all subleases will terminate by June 30, 2007. In addition, we previously shared two additional spaces in Atlanta, Georgia and Dallas, Texas with Cendant’s Hospitality Division under which we were charged a sum of $207,000 in 2005, $179,000 in 2004 and $177,000 in 2003. We are currently in the process of relocating our Atlanta function to a new facility. The Dallas facility is vacant and has been assigned to Wyndham Worldwide and will expire on May 31, 2007.

Internationally, we currently share space in Hammersmith, United Kingdom with Cendant’s Hospitality Services (including Timeshare Resorts) and Travelport businesses. At the time of separation, we will enter into a sublease arrangement with Wyndham Worldwide as sublandlord and Realogy as subtenant for 3,228 rentable square feet. Total annual charges for the sublease are estimated to be $260,000. In addition, we currently share space in Swindon, United Kingdom with Cendant’s Travel Distribution Services business. At the time of separation, we will sublease approximately 3,641 rentable square feet to Travelport for less than one year with expected sublease income to Realogy of approximately $19,200 per month.

Finally, we currently occupy space on an exclusive basis in fourteen other locations which are currently in Cendant’s name. At the time of separation, Cendant will assign these leases to us on an exclusive basis. Our rent and related costs under these agreements were $12.0 million in 2005, $9.8 million in 2004 and $9.6 million in 2003 which we billed directly to the subsidiaries.

Cendant will remain liable to landlords for all lease obligations pursuant to either guarantee agreements or the assignment provisions of those leases assigned by Cendant to Realogy, unless expressly released from such liability by the relevant landlord. Estimated liabilities associated with these obligations will be declined over an average term of five years.

Preferred Alliance with Suppliers

We participate in Cendant’s preferred alliance programs pursuant to which we designate to franchisees and other third parties various suppliers for particular goods and services. In connection with such programs, Cendant may earn a commission on goods and services purchased from certain preferred vendors under those programs. We expect that the third party agreements where we, and not Cendant or one of its other affiliates, are the primary participant to the relevant agreement will be assigned to us by Cendant prior to our separation from Cendant. We expect that the third party agreements where both we and other Cendant companies are covered by a single agreement will be assigned to us or amended to enable us to become a party to a separate but identical agreement with the third party vendor. For 2005, 2004 and 2003, Cendant allocated the costs of administration of the preferred alliance programs to us through our share of Cendant’s general corporate overhead, which is discussed below.

Revenue Audit Services

Cendant provides us with revenue audit services by internal auditors. Cendant has allocated the cost of these services to us based on the number of audits performed on our business. Our allocated share of the costs for these services was $2.7 million in 2005, $3.1 million in 2004 and $2.8 million in 2003. Since January 2006, the personnel performing revenue audit services for us were transferred to Realogy’s Franchise Services segment and will therefore no longer be billed to us by Cendant.

Marketing

We participate in Cendant’s third party agreements for the purchase of national media advertising. We paid advertising costs directly to the third party vendor. In addition, Cendant allocated the costs of managing these agreements to us through our share of Cendant’s general corporate overhead, which is discussed below. We will need to negotiate our own agreements with media vendors following our separation from Cendant.

Insurance

We have paid, and currently pay, Cendant for a variety of insurance policies. These insurance policies include executive risk coverage, property and casualty, workers compensation, umbrella liability insurance and losses from crime. Cendant generally has allocated the costs of the insurance policies to us based on the number of our employees. We will be required to purchase our own insurance policies upon consummation of our separation from Cendant. Our insurance in the future will be significantly more expensive than the current insurance costs allocated to us by Cendant. Our allocated share of the costs of insurance policies was $12.6 million in 2005, $12.3 million in 2004 and $9.0 million in 2003. In addition, costs for our directors and officers insurance in 2005, 2004 and 2003 were included in our share of Cendant’s general corporate overhead, which is discussed below. We expect our annual costs for insurance policies to increase by approximately $4.0 million, primarily due to the purchase of directors and officers insurance and errors and omissions insurance.

Event Marketing

Cendant provides us with event marketing services, such as arranging our annual franchisee conventions and other franchisee events. Cendant has allocated the cost of these services to us based on the number of meetings and the number of attendees at meetings planned by Cendant for us. Our allocated share of the cost for these services was $700,000 in 2005, $1.0 million in 2004 and $900,000 in 2003. In connection with the distribution, Cendant’s events marketing operations and personnel will be transferred to us, and we will provide these services to Cendant and certain of the separated companies. See “—Transition Services Provided by Us to Cendant and the Other Separated Companies” above.

Public and Regulatory Affairs

Cendant provides us with public and regulatory affairs services, including governmental affairs. For 2005, 2004 and 2003, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. In connection with the distribution, Cendant’s public and regulatory affairs operations and personnel will be transferred to us, and we will provide these services to Cendant and the other separated. See “—Transition Services Provided by Us to Cendant and the Other Separated Companies” above.

Treasury and Cash Management

Cendant provides us with our treasury and cash management services. For 2005, 2004 and 2003, we were billed $143,000, $129,000 and $286,000 for the costs of these services, respectively. After our separation from Cendant, we will maintain the resources within our own operations to provide these services.

General Corporate Overhead

In addition to the services discussed above for which costs are directly allocated to us by Cendant, certain corporate services are charged to us through Cendant’s general corporate overhead allocation, which is calculated based on a percentage of our revenues. These services include certain of the services discussed above, some of which will be provided to us as transition services for a period of time following our separation from Cendant and services, such as corporate purchasing, that we will have to secure for ourselves following the end of the transition services period. Our share of the general corporate overhead was $38.0 million in 2005, $32.6 million in 2004 and $29.8 million in 2003.

Litigation for which we assumed liability pursuant to the Separation and Distribution Agreement

Pursuant to the Separation and Distribution Agreement, we agreed to be responsible for 50% (or 62.5% in the event of a sale of Travelport) of the contingent corporate liabilities (and related costs and expenses) related to the Cendant litigation described under “Business—Legal Proceedings—Legal—Cendant Corporate Litigation” included elsewhere in this information statement.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated by-laws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our amended and restated certificate of incorporation and by-laws are included as exhibits to our registration statement on Form 10.

Distributions of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act of 1933, as amended.

Common Stock

Immediately following the distribution, our authorized capital stock will consist of up to 750 million shares of common stock, par value $0.01 per share.

Shares Outstanding.  Immediately following the distribution, we expect that approximately 250 million shares of our common stock will be issued and outstanding based upon approximately one billion shares of Cendant common stock outstanding as of April 28, 2006, and assuming no exercise of Cendant options, and applying the distribution ratio of one share of our common stock for every four shares of Cendant common stock held as of the record date.

Dividends.  Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

Voting Rights.  Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights.  In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 7.5 million shares of preferred stock, par value $0.01 per share. Our Board, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock. As of the completion of the distribution,          million shares of our Series A junior participating preferred stock will be reserved for issuance upon exercise of our preferred stock purchase rights (see “—Rights Plan”).

Rights Plan

We expect our Board will adopt a rights agreement, with Mellon Investor Services as rights agent, on or prior to the distribution date. Pursuant to the rights agreement, one preferred stock purchase right will be issued for each outstanding share of our common stock. Each right issued will be subject to the terms of the rights agreement.

Our Board believes that the rights agreement will protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock, without the approval of our Board.

We provide the following summary description below. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which has been publicly filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this information statement forms a part.

The Rights.    Our Board will authorize the issuance of one right for each share of our common stock outstanding on the date the distribution is completed.

Our rights will initially trade with, and will be inseparable from, our common stock. Our rights will not be represented by certificates. New rights will accompany any new shares of common stock we issue after the date the separation is completed until the date on which the rights are separated from our common stock and exercisable as described below.

Exercise Price.    Each right will allow its holder to purchase from us one one-thousandth of a share of our Series A junior participating preferred stock, which we refer to as our preferred stock, for $160, once the rights become separated from our common stock and exercisable. Prior to its exercise, a right does not give its holder any dividend, voting or liquidation rights.

Exercisability.    Each right will not be separated from our common stock and exercisable until:

•	ten business days (or a later date determined by our Board before the rights are separated from our common stock) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of our outstanding common stock or, if earlier,

•	ten business days (or a later date determined by our Board before the rights are separated from our common stock) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

Until the date the rights become exercisable, book-entry ownership of our common stock will evidence the rights, and any transfer of shares of our common stock will constitute a transfer of the rights associated with the shares of common stock. After the date the rights separate from our common stock, our rights will be evidenced by book-entry credits. Any of our rights held by an acquiring person will be void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then applicable exercise price, based on the market price of our common stock prior to such acquisition.

•	Flip Over. If we are acquired in a merger or similar transaction after the date the rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to such merger.

Expiration.    Our rights plan contains a so-called “sunset provision,” pursuant to which the continuation of this rights plan will be submitted to a vote of our stockholders at the 2008 annual meeting of our stockholders. If our stockholders do not approve the continuation of this rights plan by a vote of the majority of the shares present and entitled to vote at the meeting, these rights will expire. If our stockholders approve the continuation of this plan, these rights will expire on                  , 2016.

Redemption.    Our Board may redeem our rights for $0.001 per right at any time before a person or group becomes an acquiring person. If our Board redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we have a stock split or issue stock dividends on our common stock.

Exchanges.    After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our Board may extinguish the rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions.    The purchase price for one one-thousandth of a share of our preferred stock, the number of shares of our preferred stock issuable upon the exercise of a right and the number of our outstanding rights may be subject to adjustment in order to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock. No adjustments to the purchase price of our preferred stock will be required until the cumulative adjustments would amount to at least 1% of the purchase price.

Amendments.    The terms of our rights agreement may be amended by us without the consent of the holders of our common stock. After the rights separate from our common stock and become exercisable, we may not amend the agreement in a way that adversely affects the interests of the holders of the rights.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Anti-takeover Effects of Our Stockholder Rights Plan, Our Certificate of Incorporation and By-laws and Delaware Law

Our stockholder rights plan and some provisions of our amended and restated certificate of incorporation and by-laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

Our stockholder rights plan, which is summarized above, and these provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. The provisions summarized below are designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Our amended and restated certificate of incorporation and by-laws provide that our Board is divided into three classes. The term of the first class of directors expires at our 2007 annual meeting of stockholders, the term of the second class of directors expires at our 2008 annual meeting of stockholders and the term of the third class of directors expires at our 2009 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and by-laws provide that our Board may consist of no less than three and no more than 15 directors. The number of directors on our Board will be fixed exclusively by our Board, subject to the minimum and maximum number permitted by our amended and restated certificate of incorporation and by-laws. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board then in office, provided that a majority of the entire Board, or a quorum, is present and any vacancies in our Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even is less than a quorum is present.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our amended and restated certificate of incorporation and by-laws, only our chairman of the board or our chief executive officer may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of our Board.

Delaware Anti-takeover Law

Upon the distribution, we will be subject to Section 203 of the Delaware General Corporation Law, (“DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board, and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Supermajority Voting

Our amended and restated certificate of incorporation provides that amendments to provisions in the amended and restated certificate of incorporation relating to the general powers of the Board, the number, classes and tenure of directors, filling vacancies on the board, removal of directors, limitation of liability of directors, indemnification of directors and officers, special meetings of stockholders, stockholder action by written consent, the supermajority amendment provision of the amended and restated by-laws and the supermajority amendment provision of the amended and restated certificate of incorporation shall require the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation and by-laws provide that amendments to the by-laws may be made either (i) the affirmative vote of at least a majority of the entire Board or (ii) by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

NYSE Listing

We filed an application to list our shares of common stock on The New York Stock Exchange, Inc. We expect that our shares will trade under the ticker symbol “H.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Credit Facility

We entered into a new $1,650 million credit facility, which consists of a $1,050 million five-year revolving credit facility and a $600 million five-year term loan facility.

At or prior to the separation, we intend to draw the entire amount of the term loan facility and $300 million of the revolving credit facility. The proceeds of the term loan facility and the $300 million drawn from the revolving credit facility will be transferred to Cendant solely for the purpose of repaying certain indebtedness of Cendant. The remaining availability under the revolving credit facility will be used to provide liquidity for ongoing working capital needs, letters of credit issuances and other general corporate needs.

A portion of the revolving credit facility not in excess of $400 million will be available for the issuance of letters of credit by JPMorgan Chase Bank and such other lenders selected by us and reasonably acceptable to the administrative agent, and a portion of the revolving credit facility not in excess of $100 million will be available for swingline loans.

The new facility includes affirmative covenants, including the maintenance of specific financial ratios. These financial covenants consist of a minimum interest coverage ratio of at least 3.0 times as of the measurement date and a maximum leverage ratio not to exceed 3.5 times on the measurement date. The interest coverage ratio is calculated by dividing EBITDA (as defined in the credit agreement) by Interest Expense (as defined in the credit agreement), excluding interest expense on Secured Obligations, (as defined in the credit agreement) both as measured on a trailing 12 month basis preceding the measurement date. The leverage ratio is calculated by dividing total indebtedness (excluding Secured Obligations) as of the measurement date by EBITDA as measured on a trailing 12 month basis preceding the measurement date. Negative covenants in the new credit facility include limitations on indebtedness of material subsidiaries; liens; mergers, consolidations, liquidations, dissolutions and sales of substantially all assets; and sale and leasebacks. Events of default in the new credit facility include nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross payment default and cross acceleration (in each case, to indebtedness (excluding securitization indebtedness) in excess of $50 million); and a change of control (the definition of which will permit our separation from Cendant).

Interim Loan Facility

We also entered into a $1,325 million interim loan facility the proceeds of which, together with the proceeds of our borrowings described above, will be used to pay the expected transfer of $2,225 million to Cendant. The interim loan facility is unsecured and contains terms substantially similar to those contained in the $1,650 million credit facility described above. The interim loan facility includes a mandatory prepayment provision requiring the repayment of the facility in full upon the entering into of permanent financing to replace such facility.

Relocation Securitization Programs

Our relocation services company, Cartus Corporation, maintains three separate securitization programs to monetize relocation related assets. Cartus provides employee relocation services to corporations and governmental entities in the U.S. and in foreign jurisdictions and these services are provided under relocation management agreements. Under the relocation agreements, the employers agree to pay fees and other amounts for relocation services provided to their employees by Cartus. Relocation services often include the purchasing and selling of a transferred employee’s home and the issuance of home equity advances to the transferred employee which are to be repaid from the proceeds of sale of the employee’s home.

In each relocation receivables securitization program, specific relocation management agreements are designated to the program. Amounts due from the employers under such agreements and amounts due under related contracts, are sold directly or indirectly to a special purpose entity. The special purpose entity issues notes to one or more commercial paper conduit facilities and uses the proceeds to purchase the relocation assets. The liquidity facilities which support the commercial paper are subject to periodic termination and if not renewed would result in an amortization of the notes. Each program also lists numerous other events, many tied to the characteristics and performance of the contracts and the assets sold into the program, which could, if not remedied within a predefined amount of time, result in an early amortization of the notes and termination of the program. As of March 31, 2006, approximately $743 million was outstanding under these programs, which was secured by approximately $826 million in assets.

Each program is a revolving program. So long as no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the program, and as new relocation management agreements are entered into, the new agreements may also be designated to a specific program.

The first program, which began in 2000, securitizes assets related to certain of Cartus’ U.S. clients and relating to U.S. domestic and international services. The relocation management agreements designated to this program involve assets and receivables arising under relocation management agreements (i) entered into with corporate employers which are obligated to provide reimbursement for losses on the resale of employees’ homes (“not at-risk”) and (ii) which relate to homes located in the United States. Cartus is the servicer for the assets and receivables sold into the securitization. Cendant and Cendant Real Estate Services Group LLC each guaranty the performance of Cartus as originator of the receivables and as servicer. Under recent amendments to the program documents approved by the noteholders in this program, on the effective date of our separation from Cendant, the performance guaranties provided by Cendant and by Cendant Real Estate Services Group LLC will terminate and will be replaced by a performance guaranty provided by Realogy. This program currently is limited to providing financing up to $550 million.

The second program, which began in 2002, securitizes assets related to certain of Cartus’ U.S. clients and relating primarily to U.S. services. The relocation agreements designated to this program involve assets and receivables arising under relocation management agreements with U.S. governmental employers and with certain corporate employers which primarily do not provide reimbursement for losses on the resale of employees’ homes (“at-risk”). Cartus is the servicer for the assets and receivables sold into the securitization. Cendant guaranties the performance of Cartus as originator of the receivables and as servicer of the obligations. Under recent amendments to the program documents approved by the noteholders in this program, on the effective date of our separation from Cendant, the performance guaranty from Cendant will terminate and a similar performance guaranty from Realogy will become effective. This program currently is limited to providing financing up to $125 million.

The third program, which began in 2005, securitizes assets related to certain of Cartus’ U.K. clients and relating to U.K. domestic and international services. The relocation agreements designated to this program involve assets and receivables arising under “not at-risk” relocation management agreements with corporate and U.K. governmental employers and which relate to homes located in England and Wales. Cartus, through its subsidiaries, is the servicer for the assets and receivables sold into the securitization. In connection with this program, Cendant has entered into and provides a parent undertaking to cause each of certain of Cartus’ U.K. subsidiaries to perform their respective obligations in relation to the program. Under recent amendments to the program documents approved by the noteholders in this program, on the effective date of our separation from Cendant, the parent undertaking provided by Cendant will terminate and will be replaced by a parent undertaking provided by Realogy. This program currently is limited to financing up to a facility limit of £100 million.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Cendant stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet site at http://www.realogy.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Cendant Corporation Board of Directors:

We have reviewed the accompanying combined condensed balance sheet of Realogy Businesses of Cendant Corporation (the “Company”), consisting of certain businesses of Cendant Corporation (“Cendant”) as of March 31, 2006, and the related combined condensed statements of income and cash flows for the three-month periods ended March 31, 2006 and 2005. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such combined condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined condensed interim financial statements, the Company is comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant. Included in Note 10 of the combined condensed interim financial statements is a summary of transactions with related parties.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the combined balance sheet of the Company as of December 31, 2005, and the related combined statements of income, invested equity, and cash flows for the year then ended; and in our report dated April 3, 2005 (June 12, 2006 as to the effects of the restatement discussed in Note 19), we expressed an unqualified opinion (which included explanatory paragraphs relating to the Company being comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant, as discussed in Note 1 to the combined financial statements and the restatement of the statement of cash flows as discussed in Note 19 to the combined financial statements) on those combined financial statements.

As discussed in Note 12 to the combined condensed financial statements, the Company has restated its combined condensed statements of cash flows for the three months ended March 31, 2006 and 2005.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 26, 2006 (June 12, 2006 as to

the effects of the restatement

discussed in Note 12)

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED CONDENSED STATEMENTS OF INCOME

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Revenues
Gross commission income	$1,089	$1,099
Service revenue	185	157
Franchise fees	103	104
Other	45	39

Net revenues	1,422	1,399

Expenses
Commission and other agent-related costs	728	739
Operating	448	388
Marketing	70	62
General and administrative	59	56
Depreciation and amortization	36	30
Interest (income) expense, net	(5)	1

Total expenses	1,336	1,276

Income before income taxes and minority interest	86	123
Provision for income taxes	32	49
Minority interest, net of tax	—	1

Net income	$54	$73

See Notes to Combined Condensed Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED CONDENSED BALANCE SHEETS

(In millions)

(Unaudited)

	Cendant Dividend Pro Forma March 31, 2006	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$147	$147	$36
Trade receivables (net of allowance for doubtful accounts of $4 and $2)	139	139	112
Relocation receivables and advances	751	751	774
Relocation properties held for sale	96	96	97
Deferred income taxes	58	58	47
Other current assets	118	118	94

Total current assets	1,309	1,309	1,160

Property and equipment, net	299	299	304
Deferred income taxes	281	281	296
Goodwill	3,277	3,277	3,156
Franchise agreements, net	342	342	346
Trademarks and other intangibles, net	68	68	61
Other non-current assets	133	133	116

Total assets	$5,709	$5,709	$5,439

LIABILITIES AND INVESTED EQUITY

Current liabilities:
Accounts payable	$131	$131	130
Secured obligations	743	743	757
Due to Cendant, net	801	801	440
Accrued expenses and other current liabilities	346	346	492
Dividend payable to Cendant	2,275	—	—

Total current liabilities	4,296	2,021	1,819

Non-current liabilities	66	66	53

Total liabilities	4,362	2,087	1,872

Commitments and contingencies (Note 7)

Invested equity:
Parent Company’s net investment	1,342	3,617	3,563
Accumulated other comprehensive income	5	5	4

Total invested equity	1,347	3,622	3,567

Total liabilities and invested equity	$5,709	$5,709	$5,439

See Notes to Combined Condensed Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
	As Restated —See Note 12
Operating Activities
Net income	$54	$73
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	36	30
Deferred income taxes	5	(101)
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	(26)	(13)
Relocation receivables and advances	26	3
Relocation properties held for sale	2	(1)
Deferred income	9	2
Accounts payable, accrued expenses and other current liabilities	(150)	(120)
Other, net	(33)	(24)

Net cash used in operating activities	(77)	(151)

Investing Activities
Property and equipment additions	(19)	(23)
Net assets acquired (net of cash acquired) and acquisition-related payments	(118)	(40)
Investment in PHH Home Loans, LLC	(2)	—
Increase in restricted cash	(4)	(93)
Other, net	(4)	1

Net cash used in investing activities	(147)	(155)

Financing Activities
Net change in secured borrowings	(16)	186
Net intercompany funding from (to) parent	362	141
Other, net	(11)	(5)

Net cash provided by financing activities	335	322

Effect of changes in exchange rates on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	111	16
Cash and cash equivalents, beginning of period	36	58

Cash and cash equivalents, end of period	$147	$74

Supplemental Disclosure of Cash Flow Information
Interest payments	$10	$7
Income tax payments, net	$1	$4

See Notes to Combined Condensed Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(Unless otherwise noted, all amounts are in millions, except per share amounts)

(Unaudited)

1.	BASIS OF PRESENTATION

The Realogy businesses of Cendant Corporation (“Realogy”) represent a combined reporting entity comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant Corporation (“Cendant”). On October 23, 2005, Cendant’s Board of Directors approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts), and vehicle rental businesses. On April 24, 2006, Cendant announced a modification to its previously announced separation plan. In addition to continuing its original plan to distribute the shares of common stock of Cendant’s travel distribution services business to Cendant stockholders, Cendant is also exploring the possible sale of the travel distribution services business. See Note 11 “Subsequent Events” for further detail.

The accompanying Combined Condensed Financial Statements include the accounts and transactions of Realogy, the entities in which Realogy directly or indirectly has a controlling financial interest and various entities in which Realogy has investments recorded under the equity method of accounting (collectively, the “Company”). The accompanying Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Combined Condensed Financial Statements.

The Company’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Cendant.

Certain corporate and general and administrative expenses, including those related to executive management, information technology, tax, insurance, accounting, legal and treasury services and certain employee benefits have been allocated by Cendant to the Company based on forecasted revenues. Management believes such allocations are reasonable. However, the associated expenses recorded by the Company in the accompanying Combined Condensed Statements of Income may not be indicative of the actual expenses that would have been incurred had the Company been operating as a separate, stand-alone public company for the periods presented. Following the separation and distribution from Cendant, the Company will perform these functions using internal resources or purchased services, certain of which may be provided by Cendant during a transitional period pursuant to the Transition Services Agreement. Refer to Note 10—Related Party Transactions for a detailed description of the Company’s transactions with Cendant.

In presenting the Combined Condensed Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. In management’s opinion, the Combined Condensed Financial Statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the Company’s 2005 Combined Financial Statements included in the Form 10.

Unaudited Pro Forma Balance Sheet for Cendant Dividend

In connection with the separation from Cendant, the Company expects to enter into a $1,325 million interim term facility, a $1,050 million revolving credit facility and a $600 million term loan facility. At or prior to the distribution, the Company intends to utilize the full capacity under these facilities with the exception of $750 million, which is expected to remain available under the revolving credit facility for general corporate purposes subsequent to the distribution. The proceeds of $2,225 million received in connection with these borrowings and $50 million of the Company’s cash are expected to be transferred to Cendant. The accompanying unaudited pro forma balance sheet as of March 31, 2006 gives effect to the $2,275 million dividend expected to be paid to Cendant.

Business Description

The Company operates in the following business segments:

•	Real Estate Franchise Services—franchises the Century 21, Coldwell Banker, ERA, Sotheby’s International Realty and Coldwell Banker Commercial brand names.

•	Company Owned Real Estate Brokerage Services—operates a full-service real estate brokerage business principally under the Coldwell Banker, ERA, Corcoran Group and Sotheby’s International Realty brand names.

•	Relocation Services—primarily offers clients employee relocation services such as home sale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services.

•	Title and Settlement Services—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company’s real estate brokerage and relocation services business.

Changes in Accounting Policies during 2006

Stock-Based Compensation. On January 1, 2003, Cendant adopted the fair value method of accounting for stock-based compensation of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and the prospective transition method of SFAS No. 148, “Accounting for Stock-Based Compensation —Transition and Disclosure.” Accordingly, Cendant has recorded stock-based compensation expense for all employee stock awards that were granted or modified subsequent to December 31, 2002. At the time of separation, Cendant anticipates converting a portion of its outstanding equity awards into equity awards of the Company (see Note 8—Stock-based Compensation).

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by APB Opinion No. 25 and by SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company adopted SFAS No. 123(R) on January 1, 2006, as required by the Securities and Exchange Commission, under the modified prospective application method. Because the Company was allocated stock-based compensation expense for all outstanding employee stock awards prior to the adoption of SFAS No. 123(R), the adoption of such standard did not have a material impact on the Company’s results of operations.

Recently Issued Accounting Pronouncement

In April 2006, the FASB issued FASB Staff Position (“FSP”) FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (“FIN 46R-6”). FIN 46R-6 addresses certain implementation issues related to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”). Specifically, FSP FIN 46R-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46R. The variability that is considered in applying FIN 46R affects the determination of (a) whether an entity is a variable interest entity (“VIE”),

(b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. The Company is required to apply the guidance in FIN 46R-6 prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46R when a “reconsideration event” has occurred, beginning July 1, 2006. The Company will evaluate the impact of this FSP at the time any such “reconsideration event” occurs, and for any new entities created.

2.	COMPREHENSIVE INCOME

Comprehensive income consisted of the following:

	Three Months Ended March 31,
	2006	2005
Net income	$54	$73
Accumulated foreign currency translation adjustments	5	7

Total comprehensive income	$59	$80

The Company does not provide for income taxes for foreign currency translation adjustments related to investments in foreign subsidiaries where the Company intends to reinvest the undistributed earnings indefinitely in those foreign operations.

3.	ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company’s Combined Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Combined Statements of Income since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired (which primarily represent intangible assets) and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations may be subject to revision when the Company receives final information, including appraisals and other analyses. Any revisions to the fair values, which may be significant, will be recorded by the Company as further adjustments to the purchase price allocations. The Company is also in the process of integrating the operations of its acquired businesses and expects to incur costs relating to such integrations. These costs may result from integrating operating systems, relocating employees, closing facilities, reducing duplicative efforts and exiting and consolidating other activities. These costs will be recorded on the Company’s Combined Balance Sheets as adjustments to the purchase price or on the Company’s Combined Statements of Income as expenses, as appropriate.

In connection with the Company’s acquisition of real estate brokerage operations, the Company obtains contractual pendings and listings intangible assets, which represent the estimated fair values of homesale transactions that are pending closing or homes listed for sale by the acquired brokerage operations. Pendings and listings intangible assets are amortized over the estimated closing period of the underlying contracts and homes listed for sale, which is generally four to five months.

During the first quarters ended March 31, 2006 and 2005, the Company made earnout payments of $11 million and $12 million, respectively, in connection with previously acquired businesses.

2006 ACQUISITIONS

Texas American Title Company. On January 6, 2006, the Company completed the acquisition of multiple title companies in Texas in a single transaction for $33 million in cash, net of cash acquired of $60 million, plus a

$10 million (subject to a potential downward adjustment) note payable within two years of the closing date. These entities provide title and closing services, including title searches, title insurance, home sale escrow and other closing services. This acquisition resulted in goodwill (based on the preliminary allocation of purchase price) of $44 million, none of which is expected to be deductible for tax purposes. Such goodwill was assigned to the Company’s Title and Settlement Services segment. This acquisition resulted in $10 million of other intangible assets. This acquisition expands the Company’s agency business into Texas and adds a wholly-owned underwriter of title insurance to the title and settlement services portfolio.

During first quarter 2006, the Company acquired nine real estate brokerage operations through its wholly-owned subsidiary, NRT Incorporated (“NRT”), for $70 million of cash, in the aggregate, which resulted in goodwill (based on the preliminary allocation of the purchase price) of $65 million that was assigned to the Company Owned Real Estate Brokerage Services segment, all of which is expected to be deductible for tax purposes. These acquisitions also resulted in $4 million of pendings and listings intangible assets. The acquisition of real estate brokerages by NRT is a core part of its growth strategy.

In addition, the Company acquired one other individually non-significant title agency business during first quarter 2006 for an aggregate consideration of $2 million in cash, which resulted in goodwill (based on the preliminary allocation of the purchase price) of $2 million, which is expected to be deductible for tax purposes. The goodwill was assigned to the Company’s Title and Settlement Services segment.

None of the acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate. The Company continues to gather information concerning the valuation of identified intangible assets and their associated lives in connection with the acquisitions.

2005 ACQUISITIONS

During the first quarter of 2005, the Company acquired five real estate brokerage operations through NRT for approximately $24 million in cash, which resulted in goodwill of $22 million that was assigned to the Company’s Owned Real Estate Brokerage Services segment. The acquisition of real estate brokerages by NRT is a core part of its growth strategy.

In addition, the Company acquired one other individually non-significant business during first quarter 2005 for a consideration of approximately $1 million in cash, which based on the preliminary allocation of the purchase price resulted in goodwill of $1 million that was assigned to the Company’s Title and Settlement Services segment.

Acquisition and Integration Related Costs

Amortization of Pendings and Listings. During first quarter 2006 and 2005, the Company amortized $6 million and $3 million, respectively, of its contractual pendings and listings intangible assets, all of which were acquired in connection with the acquisitions of real estate brokerages by NRT.

Other. During first quarter 2006 and 2005, the Company incurred other acquisition and integration related costs of $1 million and $1 million, respectively. The amounts principally reflect the integration of real estate brokerages acquired by NRT.

4.	INTANGIBLE ASSETS

Intangible assets consisted of:

	As of March 31, 2006			As of December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets
Franchise agreements (a)	$511	$169	$342	$511	$165	$346
License agreement (b)	47	3	44	47	3	44
Pendings and listings (c)	4	2	2	18	13	5
Other (d)	21	5	16	10	4	6

	$583	$179	$404	$586	$185	$401

Unamortized Intangible Assets
Goodwill	$3,277			$3,156

Trademarks (e)	$6			$6

(a)	Generally amortized over a period of 35 or 40 years.
(b)	Amortized over 50 years (the contractual term of the license agreement).
(c)	Generally amortized over 4 to 5 months (the closing period of the underlying contracts).
(d)	Generally amortized over periods ranging from 5 to 10 years.
(e)	Relates to the Coldwell Banker tradename, which is expected to generate future cash flows for an indefinite period of time.

The changes in the carrying amount of goodwill are as follows:

	Balance at January 1, 2006	Goodwill Acquired during 2006		Adjustments to Goodwill Acquired during 2005		Adjustments to Goodwill Acquired prior to 2005		Balance at March 31, 2006
Real Estate Franchise Services	$685	$—		$—		$—		$685
Company Owned Real Estate Brokerage Services	2,400	65	(a)	4	(c)	6	(d)	2,475
Relocation Services	50	—		—		—		50
Title and Settlement Services	21	46	(b)	—		—		67

Total Company	$3,156	$111		$4		$6		$3,277

(a)	Relates to the acquisitions of real estate brokerages by NRT (January 2006 and forward. See Note 3—Acquisitions).
(b)	Relates to the acquisitions of title and settlement businesses (January 2006 and forward. See Note 3—Acquisitions).
(c)	Relates to the acquisitions of real estate brokerages by NRT (January 2005 through December 2005), including earnouts.
(d)	Relates to earnouts for the acquisitions of real estate brokerages by NRT prior to 2005.

Amortization expense relating to all intangible assets was as follows:

	Three Months Ended March 31,
	2006	2005
Franchise agreements	$4	$4
License agreement	—	—
Pendings and listings	6	3
Other	1	1

Total (*)	$11	$8

(*)	Included as a component of depreciation and amortization on the Company’s Combined Statements of Income.

Based on the Company’s amortizable intangible assets as of March 31, 2006, the Company expects related amortization expense for the remainder of 2006 and the five succeeding fiscal years to approximate $18 million, $18 million, $16 million, $16 million, $16 million and $16 million, respectively.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of:

	March 31, 2006	December 31, 2005
Accrued payroll and related	$53	$130
Accrued volume incentives	27	84
Deferred income	82	72
Other	184	206

	$346	$492

6.	SECURED OBLIGATIONS AND SHORT-TERM BORROWING FACILITIES

Secured obligations consisted of:

	March 31, 2006	December 31, 2005
Relocation Funding Entity	$510	$513
Kenosia Funding LLC	111	109
U.K. Relocation Receivables Funding Limited	122	135

	$743	$757

Certain of the funds the Company receives from the collection or realization of relocation receivables, relocation properties held for sale and related assets must be utilized to repay secured obligations. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s secured obligations are classified as current on the accompanying Combined Balance Sheets as of March 31, 2006 and December 31, 2005.

The Company’s secured obligations contain restrictive covenants, including performance triggers linked to the quality of the underlying assets, financial reporting requirements, restrictions on mergers and change of control and a requirement that the Company generate at least $750 million of income before depreciation and amortization, interest expense (income), income taxes and minority interest, determined quarterly for the preceding twelve months period. At March 31, 2006, the Company was in compliance with all financial covenants of its secured obligations.

Interest expense incurred in connection with borrowings under these facilities amounted to $9 million and $5 million during the periods ended March 31, 2006 and 2005, respectively, and is recorded within net revenues on the accompanying Combined Statements of Income as related borrowings are utilized to fund advances within the Company’s relocation business where interest income is earned on such advances.

As of March 31, 2006, available capacity under the Company’s borrowing arrangements was as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity (1)
Relocation Funding Entity	May 2007	$550	$510	$40
Kenosia Funding LLC	May 2007	125	111	14
U.K. Relocation Receivables Funding Limited	September 2008	174	122	52
Short-Term Borrowing Facilities(2)	Various	585	—	585

		$1,434	$743	$691

(1)	Capacity is subject to maintaining sufficient assets to collateralize these secured obligations.
(2)	Total capacity at December 31, 2005 was $535 million. Additional borrowing capacity of $50 million was secured in January 2006. See Note 11 Subsequent Events—Increase in Capacity for Short Term Borrowing Facilities for further details.

7.	COMMITMENTS AND CONTINGENCIES

The Internal Revenue Service (“IRS”) is currently examining Cendant’s taxable years 1998 through 2002 of which the Company is included. Over the course of this audit, the Company and Cendant have responded to various requests for information, primarily focused on the 1999 statutory merger of Cendant’s former fleet business; the calculation of the stock basis in the 1999 sale of a Cendant subsidiary; and the deductibility of expenses associated with the shareholder class action litigation. To date, the Company and Cendant have not agreed to any IRS proposed adjustments related to these matters. Although the Company and Cendant believe there is appropriate support for the positions taken on the tax returns, the Company and Cendant have recorded liabilities representing the best estimates of the probable loss on certain tax positions. The Company and Cendant believe that the accruals for tax liabilities are adequate for all open years, based on the assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore the Company and Cendant’s assessments can involve a series of complex judgments about future events and rely heavily on estimates and assumptions. While the Company and Cendant believe the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audits and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on the income tax provision, net income, or cash flows in the period or periods for which that determination is made could result. See Note 11 “Subsequent Events—Separation from Cendant” for further details related to the assumption of certain tax contingencies at the time of separation.

The Company is involved in claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters. Such matters include but are not limited to allegations: (i) concerning a dilution in the value of the Century 21 name and goodwill based upon the changes made to the Century 21 system after the Company acquired it in 1995; (ii) that the Company failed to properly disclose the payment of an additional documentation compliance fee paid to its agents; (iii) that the Company is in violation of RESPA and California’s Unfair Competition Law with respect to a joint venture to which the Company is a party; (iv) concerning the Company’s failure to disclose that it marked up services provided by third parties in charging certain fees to title customers; (v) that the Company conspired with certain local real estate and mortgage related businesses and individuals in Mississippi to inflate appraised values on about 90 properties; (vi) that the Company violated its franchise obligations to a particular franchisee based upon NRT brokerage activities; (vii) that the Company failed to pay the appropriate wages to a certain category of title employees; and (viii) that a group of agents working in a particular NRT brokerage office are common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision.

The Company believes that it has adequately accrued for such matters as appropriate or, for matters not requiring accrual, believes that they will not have a material adverse effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur. As such, an adverse outcome from such unresolved proceedings for which claims are awarded in excess of the amounts accrued for could be material to the Company with respect to earnings or cash flows in any given reporting period. However, the Company does not believe that the impact of such unresolved litigation should result in a material liability to the Company in relation to its combined financial position or liquidity.

8.	STOCK-BASED COMPENSATION

As of March 31, 2006, all employee stock awards (stock options and restricted stock units (“RSUs”)) were granted by Cendant. At the time of separation, Cendant anticipates converting a portion of its outstanding equity awards into equity awards of the Company. The conversion ratio is anticipated to approximate one share of the Company’s common stock for every four shares of Cendant’s common stock (subject to change upon finalization of the distribution ratio).

CENDANT STOCK-BASED COMPENSATION PLANS

Stock Options

Stock options granted by Cendant to its employees generally have a ten-year term, and those granted prior to 2004 vest ratably over periods ranging from two to five years. In 2004, Cendant adopted performance and time vesting criteria for stock option grants. The predetermined performance criteria determine the number of options that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of options that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four-year period, but cannot exceed 25% of the base award in each of the three years following the grant date. Cendant’s policy is to grant options with exercise prices at then-current fair market value.

Restricted Stock Units

RSUs granted by Cendant entitle the employee to receive one share of Cendant common stock upon vesting. RSUs granted in 2003 vest ratably over a four-year term. Subsequently, Cendant adopted performance and time vesting criteria for RSU grants. The predetermined performance criteria determine the number of RSUs that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of RSUs that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four-year period, but cannot exceed 25% of the base award in each of the three years following the grant date.

The activity related to Cendant’s RSU and stock option plans consisted of:

	Three Months Ended March 31, 2006
	RSUs			Options
	Number of RSUs(c)		Weighted Average Grant Price	Number of Options(d)	Weighted Average Exercise Price
Balance at January 1, 2006	23		$20.65	129	$18.09
Vested/exercised(a)	—		—	(2)	10.30
Canceled	—		—	(1)	18.96

Balance at March 31, 2006(b)	23	(e)	$20.65	126 (f)	$18.22

(a)	Stock options exercised during first quarter 2006 had an intrinsic value of approximately $14 million.
(b)	As of March 31, 2006, Cendant’s outstanding “in the money” stock options and RSUs had aggregate intrinsic value of $259 million and $391 million, respectively. Aggregate unrecognized compensation expense related to outstanding stock options and RSUs amounted to $443 million as of March 31, 2006.
(c)	As a result of Cendant’s planned separation into four independent, publicly-traded companies, approximately 13 million of the RSUs outstanding at March 31, 2006 are expected to convert into shares of the new companies based upon the pro rata market value of each new company. An additional 10 million RSUs are expected to be cancelled in connection with the planned separation.
(d)	Options outstanding as of March 31, 2006 have a weighted average remaining contractual life of 3.2 years and include 125 million exercisable options. As a result of Cendant’s planned separation into four independent, publicly-traded companies, approximately 125 million of the options outstanding at March 31, 2006 are expected to be converted into options of the new companies based upon the pro rata market value of each new company.
(e)	As of March 31, 2006, approximately six million of the total RSUs outstanding in Cendant common stock related to RSUs granted to employees of the Company.
(f)	As of March 31, 2006, approximately 18 million of the total options outstanding in Cendant common stock related to options granted to employees of the Company.

STOCK-BASED COMPENSATION EXPENSE ALLOCATED TO THE COMPANY

During the quarter ended March 31, 2006 and 2005, Cendant allocated pre-tax stock-based compensation expense of $5 million and $3 million ($3 million and $2 million after tax), respectively, to the Company. Such compensation expense relates only to the options and RSUs that were granted by Cendant to the Company’s employees subsequent to January 1, 2003. The allocation was based on the estimated number of options and

RSUs Cendant believed it would ultimately provide and the underlying vesting period of the award. As Cendant measured its stock-based compensation expense using the intrinsic value method during the periods prior to January 1, 2003, Cendant did not recognize compensation expense upon the issuance of equity awards to its employees.

9.	SEGMENT INFORMATION

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and “EBITDA,” which is defined as net income before depreciation and amortization, interest expense, income taxes and minority interest, each of which is presented on the Company’s Combined Statements of Income. The Company’s presentation of EBITDA may not be comparable to similar measures used by other companies.

	Three Months Ended March 31,
	2006		2005
	Net Revenues(a)	EBITDA	Net Revenues(a)	EBITDA
Real Estate Franchise Services	$194	$131	$193	$136
Company Owned Real Estate Brokerage Services	1,102	(36)	1,113	(8)
Relocation Services	107	15	104	20
Title and Settlement Services	91	7	65	6
Other (b)	(72)	—	(76)	—

Total Company	$1,422	$117	$1,399	$154

(a)	Transactions between segments are recorded at fair value and eliminated in consolidation. Revenues for the Real Estate Franchise Services segment include $72 million and $73 million of intercompany royalties paid by the Company Owned Real Estate Brokerage Services segment during the quarters ended March 31, 2006 and 2005, respectively. Such amounts are eliminated through the Other line. Revenues for the Real Estate Franchise Services segment include $3 million of intercompany royalties paid by the Title and Settlement Services segment during the quarter ended March 31, 2005. Such amount is also eliminated through the Other line. Revenues for the Relocation Services segment include $12 million and $12 million of intercompany referral fees paid by the Company Owned Real Estate Brokerage Services segment during the quarters ended March 31, 2006 and 2005, respectively. Such amounts are recorded as contra-revenues by the Company Owned Real Estate Brokerage Services segment. There are no other material inter-segment transactions.
(b)	Includes the elimination of transactions between segments.

Provided below is a reconciliation of EBITDA to income before income taxes and minority interest.

	Three Months Ended March 31,
	2006	2005
EBITDA	$117	$154
Less: Depreciation and amortization	36	30
Interest (income) expense, net	(5)	1

Income before income taxes and minority interest	$86	$123

10.	RELATED PARTY TRANSACTIONS

Distribution of Capital to Cendant

The Company’s relocation business was a subsidiary of PHH Corporation (“PHH”) through January 31, 2005, the date Cendant completed its spin-off of PHH. In connection with the spin-off, the Company eliminated all intercompany receivables due from PHH through a distribution of capital. Accordingly, at January 31, 2005, the Company recorded a non-cash reduction of $609 million to invested equity on its Combined Balance Sheet.

Due to Cendant, Net

The following table summarizes related party transactions occurring between the Company and Cendant:

	Three Months Ended March 31,
	2006	2005
Due to Cendant, beginning balance at January 1	$440	$386

Corporate related functions	25	27
Related party agreements	—	(1)
Income taxes, net	26	146
Net interest earned on amounts due from/(to) Cendant	(4)	—
Advances from/(to) Cendant and affiliates, net	314	576

	361	748

Due to Cendant, ending balance	$801	$1,134

The average balances due to Cendant for the three months ended March 31, 2006 and 2005 were $621 million and $760 million, respectively.

Corporate Related Functions

The Company is allocated general corporate overhead expenses from Cendant for corporate-related functions based on either a percentage of the Company’s forecasted revenues or, in the case of the Company Owned Real Estate Brokerage Services segment, based on a percentage of revenues after agent commission expense. General corporate overhead expense allocations include executive management, tax, insurance, accounting, legal and treasury services and certain employee benefits, information technology, telecommunications, call centers and real estate usage. During the quarters ended March 31, 2006 and 2005, respectively, the Company was allocated $10 million of general corporate expenses from Cendant, which are included within the general and administrative expenses line item on the accompanying Combined Statements of Income.

Cendant also incurs certain expenses on behalf of the Company. These expenses, which directly benefit the Company, are allocated to the Company based upon the Company’s actual utilization of the services. Direct allocations include costs associated with information technology, telecommunications, call centers and real estate usage. During the quarters ended March 31, 2006 and 2005, respectively, the Company was allocated $15 million and $17 million of expenses directly benefiting the Company, which are included within the general and administrative expenses line item on the accompanying Combined Statements of Income.

The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for the Company to estimate for all historical periods presented, the actual level of expenses that would have been incurred had the Company been operating as an independent company.

Related Party Agreements

The Company conducts the following business activities with Cendant and its other subsidiaries: (i) provides employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services; (ii) provides commercial real estate brokerage services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review; (iii) provides brokerage and settlement services products and services; (iv) utilizes corporate travel management services of Cendant’s travel distribution services business; and (v) designates Cendant’s car rental brands, Avis and Budget, as the exclusive primary and secondary suppliers, respectively, of car rental services for the Company’s employees. In connection with these activities, the Company recorded net revenues of $0 million and $1 million during the quarters ended March 31, 2006 and 2005, respectively, which approximates the fair value of the services provided by or to the Company.

Income Taxes, net

The Company is included in the consolidated federal and state income tax returns of Cendant. The net income tax payable to Cendant approximated $2.2 billion as of March 31, 2006 and December 31, 2005 and is recorded as a component of the due to Cendant, net line item on the accompanying Combined Balance Sheets.

Net Interest Earned on Amounts Due from and to Cendant and Advances to Cendant, net

Also in the ordinary course of business, Cendant sweeps cash from the Company’s bank accounts and the Company maintains certain balances due to or from Cendant. Inclusive of unpaid corporate allocations, the Company had net amounts due from Cendant as of March 31, 2006 and December 31, 2005 totaling approximately $1.4 billion and $1.7 billion, respectively. Certain of the advances between the Company and Cendant are interest bearing. In connection with the interest bearing activity, the Company recorded net interest income for the quarters ended March 31, 2006 and 2005 of $4 million and $0 million, respectively.

Transactions with PHH Corporation

In January 2005, Cendant completed the spin-off of its former mortgage, fleet leasing and appraisal businesses in a tax-free distribution of 100% of the common stock of PHH to its stockholders. In connection with the spin-off, the Company entered a venture, PHH Home Loans, with PHH for the purpose of originating and selling mortgage loans primarily sourced through the Company’s real estate brokerage and relocation businesses. The Company owns 49.9% of the venture, which has a 50-year term and is subject to earlier termination upon the occurrence of certain events or at the Company’s election at any time after January 31, 2012 by providing two years’ notice to PHH. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. The Company also entered into an agreement with PHH and PHH Home Loans regarding the operation of the venture. Under such agreement, the Company must (i) recommend PHH Home Loans as the exclusive provider of mortgage loans to independent sales associates, employees and customers of the Company’s real estate brokerage and relocation businesses and (ii) sell mortgage origination businesses acquired by the Company’s real estate brokerage business to the PHH Home Loans pursuant to pre-specified pricing parameters. Additionally, the Company maintains a marketing agreement with PHH whereby PHH is the exclusive recommended provider of mortgage products and services promoted by the Company to its independently owned and operated franchisees. This marketing agreement expires in 2030. The Company also maintains a relocation agreement with PHH whereby PHH outsourced its employee relocation function to the Company. In connection with these agreements, the Company recorded net revenues of $1 million and $2 million during the quarters ended March 31, 2006 and 2005, respectively, which approximates the fair value of the services provided by the Company.

11.	SUBSEQUENT EVENTS

Separation from Cendant

On October 23, 2005, Cendant’s Board of Directors approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts) and vehicle rental businesses. On April 24, 2006, Cendant announced a modification to its plan of separation. In addition to continuing to pursue its original plan to distribute the shares of common stock of Cendant’s travel distribution services business to Cendant stockholders, Cendant is also exploring the possible sale of travel distribution services business. In connection with the separation and distribution, the Company expects to issue approximately $2,225 million of debt, which is not reflected within the accompanying Combined Financial Statements. The proceeds received in connection with the planned debt transactions and $50 million of the Company’s cash are expected to be transferred to Cendant. The amount of debt to be issued was based on future estimates of the Company’s ability to service such debt relative to Cendant’s hospitality services and travel distribution services businesses. Cendant’s corporate debt does not specifically relate to the Company’s operations or prior acquisitions. The accompanying unaudited pro forma balance sheet as of March 31, 2006 gives effect to the $2,275 million dividend expected to be paid to Cendant.

Additionally, pursuant to the Separation and Distribution Agreement, upon distribution of the Company’s common stock to Cendant shareholders, the Company is expected to be allocated 50% of certain Cendant corporate assets and assume and be responsible for 50% of certain Cendant corporate liabilities, including those relating to unresolved tax and legal matters (none of which are reflected within the accompanying Combined Financial Statements). Cendant’s Hospitality and Travel Distribution businesses, both of which are also expected to be distributed to Cendant’s shareholders as part of the separation plan, are expected to assume and be responsible for 30% and 20%, respectively, of these liabilities. Similar to the determination of debt to be issued, the amount of liabilities to be assumed was determined based on the Company’s ability to satisfy these liabilities which was generally based on certain earnings contributions of the Company, hospitality services and travel distribution services businesses in 2005. The actual amount that the Company may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to be default in its payment of costs or expenses relating to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. (“CUC”) business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with it. Cendant and the Company do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which the Company has assumed liability under the separation agreements could be material with respect to the Company’s earnings in any given reporting period.

Potential Sale of Travel Distribution Services

On April 24, 2006, Cendant announced a modification to its previously announced separation plan. In addition to continuing its original plan to distribute the shares of common stock of Cendant’s travel distribution services business to Cendant stockholders, Cendant is also exploring the possible sale of travel distribution services.

Unless and until Cendant enters into a definitive agreement for a sale of travel distribution services and such a sale is completed, the implications of a sale on the Company’s separation from Cendant cannot be fully determined. However, if Cendant were to sell travel distribution services, the terms of the Company’s separation from Cendant would be impacted. It is currently anticipated that if there were a sale of travel distribution services, the net cash proceeds from the sale would be utilized in part to reduce and/or repay the indebtedness anticipated to be incurred by the Company in connection with the separation and utilized to satisfy certain outstanding Cendant corporate indebtedness. The amount and timing of such reduction and/or repayment would depend, in large part, on the timing of any sale of travel distribution services and on the amount of proceeds realized in such a sale.

In addition, if a sale of travel distribution services were to occur, the Company expects that such sale would change the expected allocation to the Company from 50% to 62.5% of Cendant’s contingent and other corporate liabilities and contingent and other corporate assets attributable to periods prior to the completion of the plan of separation. There can be no assurances that a sale of travel distribution services will be completed or as to the terms of any such sale. If a sale of travel distribution services is not completed, Cendant expects to pursue its original plan to distribute the shares of common stock of travel distribution services to Cendant stockholders.

Increase in Capacity for the Short-Term Borrowing Facilities

Additional short-term borrowing capacity of $65 million was secured in April 2006, and the $50 million of additional borrowing capacity secured in January 2006 was reduced to $15 million in May 2006. As a result, the total capacity available for short-term borrowing facilities is $615 million.

Borrowing Facilities

On May 26, 2006, the Company entered into a $1,650 million credit facility, which consists of a $1,050 million five-year revolving credit facility and a $600 million five-year term loan facility and a $1,325 million interim loan facility which is due in May 2007. The $1,050 million five-year revolving credit facility bears interest at LIBOR plus 35 basis points for borrowings below $525 million and LIBOR plus 45 basis points for all borrowings equal to or greater than $525 million. The $600 million five-year term facility and the $1,325 million interim loan facility each bear interest at LIBOR plus 55 basis points. No amounts have been drawn against these facilities. The facilities have certain affirmative covenants including the maintenance of specific financial ratios.

12. Restatement of Combined Condensed Statements of Cash Flows

The Company has restated the presentation in its Combined Condensed Statements of Cash Flows to reflect income taxes payable to Cendant as effectively cash settled by the Company within operating cash flows with an equal offsetting adjustment to financing cash flows. The reclassification has been made to reflect the change in amounts due to Cendant on a net basis in financing activities in the statement of cash flows for all periods presented and has no effect on the net change in cash and cash equivalents.

The effects of this adjustment to the Combined Condensed Statements of Cash Flows included in the Company’s previously issued Combined Condensed Financial Statements are as follows:

	Three Months Ended March 31,
	2006		2005
	As Previously Reported	As Restated	As Previously Reported	As Restated
Income taxes payable to Cendant	$26	—	$145	—
Net cash used in operating activities	(51)	$(77)	(6)	$(151)

Net intercompany funding from (to) parent	336	362	(4)	141
Net cash provided by financing activities	309	335	177	322

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Cendant Corporation Board of Directors:

We have audited the accompanying combined balance sheets of Realogy Businesses of Cendant Corporation (the “Company”), consisting of certain businesses of Cendant Corporation (“Cendant”), as of December 31, 2005 and 2004, and the related combined statements of income, invested equity and cash flows for each of the three years in the period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant. Included in Note 16 of the combined financial statements is a summary of transactions with related parties.

As discussed in Note 19 to the combined financial statements, the Company has restated its combined statements of cash flows for each of the three years in the period ended December 31, 2005.

/s/ Deloitte and Touche LLP

Parsippany, New Jersey

April 3, 2006 (June 12, 2006 as to

the effects of the restatement

discussed in Note 19)

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF INCOME

(In millions)

	Year Ended December 31,
	2005	2004	2003
Revenues
Gross commission income	$5,666	$5,197	$4,307
Service revenue	764	707	693
Franchise fees	538	477	401
Other	171	168	131

Net revenues	7,139	6,549	5,532

Expenses
Commission and other agent-related costs	3,838	3,494	2,869
Operating	1,640	1,498	1,346
Marketing	282	265	205
General and administrative	212	177	180
Depreciation and amortization	136	120	110
Interest income, net of interest expense of $5, $4 and $4	(7)	(6)	(38)

Total expenses	6,101	5,548	4,672

Income before income taxes and minority interest	1,038	1,001	860
Provision for income taxes	408	379	285
Minority interest, net of tax	3	4	6

Net income	$627	$618	$569

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED BALANCE SHEETS

(In millions)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$36	$58
Trade receivables (net of allowance for doubtful accounts of $2 and $3)	112	119
Relocation receivables and advances	774	662
Relocation properties held for sale	97	72
Deferred income taxes	47	127
Other current assets	94	76

Total current assets	1,160	1,114

Property and equipment, net	304	241
Deferred income taxes	296	257
Goodwill	3,156	2,911
Franchise agreements, net	346	363
Trademarks and other intangibles, net	61	60
Other non-current assets	116	69

Total assets	$5,439	$5,015

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$130	$128
Secured obligations	757	400
Due to Cendant, net	440	386
Accrued expenses and other current liabilities	492	497

Total current liabilities	1,819	1,411

Non-current liabilities	53	52

Total liabilities	1,872	1,463

Commitments and contingencies (Note 11)

Invested equity:
Parent Company’s net investment	3,563	3,545
Accumulated other comprehensive income	4	7

Total invested equity	3,567	3,552

Total liabilities and invested equity	$5,439	$5,015

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2005	2004	2003
	As Restated—See Note 19
Operating Activities
Net income	$627	$618	$569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136	120	110
Deferred income taxes	39	31	(123)
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	9	7	(34)
Relocation receivables and advances	(117)	(18)	(76)
Relocation properties held for sale	(26)	1	7
Accounts payable, accrued expenses and other current liabilities	(2)	(21)	23
Other, net	(49)	(35)	39

Net cash provided by operating activities	617	703	515

Investing Activities
Property and equipment additions	(131)	(87)	(61)
Net assets acquired (net of cash acquired) and acquisition-related payments	(262)	(259)	(141)
Investment in PHH Home Loans, LLC	(33)	—	—
(Increase) decrease in restricted cash	5	67	(8)
Other, net	(2)	8	(3)

Net cash used in investing activities	(423)	(271)	(213)

Financing Activities
Principal payments on borrowings	—	—	(375)
Net change in secured borrowings	357	—	(80)
Net intercompany funding from (to) parent	(576)	(352)	204
Dividends paid to Cendant	—	(38)	(4)
Other, net	3	(15)	(53)

Net cash used in financing activities	(216)	(405)	(308)

Effect of changes in exchange rates on cash and cash equivalents	—	—	1

Net increase (decrease) in cash and cash equivalents	(22)	27	(5)
Cash and cash equivalents, beginning of period	58	31	36

Cash and cash equivalents, end of period	$36	$58	$31

Supplemental Disclosure of Cash Flow Information
Interest payments	$30	$17	$4
Income tax payments, net	$17	$8	$6

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

COMBINED STATEMENTS OF INVESTED EQUITY

(In millions)

	Parent Company’s Net Investment	Accumulated Other Comprehensive Income	Total Invested Equity
Balance at January 1, 2003	$2,404	$1	$2,405
Comprehensive income:
Net income	569	—
Currency translation adjustment	—	3
Total comprehensive income	—	—	572
Dividends paid to Cendant	(4)	—	(4)

Balance at December 31, 2003	2,969	4	2,973

Comprehensive income:
Net income	618	—
Currency translation adjustment	—	3
Total comprehensive income	—	—	621
Dividends paid to Cendant	(38)	—	(38)
Distribution of capital to Cendant	(4)	—	(4)

Balance at December 31, 2004	3,545	7	3,552

Comprehensive income:
Net income	627	—
Currency translation adjustment	—	(3)
Total comprehensive income	—	—	624
Distribution of capital to Cendant	(609)	—	(609)

Balance at December 31, 2005	$3,563	$4	$3,567

See Notes to Combined Financial Statements.

REALOGY BUSINESSES OF CENDANT CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unless otherwise noted, all amounts are in millions, except per share amounts)

1.	Basis of Presentation

The Realogy businesses of Cendant Corporation (“Realogy”) represent a combined reporting entity comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant Corporation (“Cendant”). On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts) and vehicle rental businesses. See Note 18—Subsequent Events for further detail.

The accompanying Combined Financial Statements include the accounts and transactions of Realogy, the entities in which Realogy directly or indirectly has a controlling financial interest and various entities in which Realogy has investments recorded under the equity method of accounting (collectively, the “Company”). The accompanying Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Combined Financial Statements. For more detailed information regarding the Company’s consolidation/combination policy, refer to Note 2—Summary of Significant Accounting Policies.

The Company’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Cendant.

Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space have been allocated by Cendant to the Company based on forecasted revenues. Management believes such allocations are reasonable. However, the associated expenses recorded by the Company in the accompanying Combined Statements of Income may not be indicative of the actual expenses that would have been incurred had the Company been operating as a separate, stand-alone public company for the periods presented. Following the separation and distribution from Cendant, the Company will perform these functions using internal resources or purchased services, certain of which may be provided by Cendant during a transitional period pursuant to the Transition Services Agreement. Refer to Note 16—Related Party Transactions for a detailed description of the Company’s transactions with Cendant.

In presenting the Combined Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

Business Description

The Company operates in the following business segments:

•	Real Estate Franchise Services—franchises the Century 21, Coldwell Banker, ERA, Sotheby’s International Realty and Coldwell Banker Commercial brand names.

•	Company Owned Real Estate Brokerage Services—operates a full-service real estate brokerage business principally under the Coldwell Banker, ERA, Corcoran Group and Sotheby’s International Realty brand names.

•	Relocation Services—primarily offers clients employee relocation services such as homesale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services.

•	Title and Settlement Services—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company’s real estate brokerage and relocation services business.

2.	Summary of Significant Accounting Policies

CONSOLIDATION POLICY

The Company adopted Financial Accounting Standards Board (“FASB”) No. 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN 46”) in its entirety as of December 31, 2003.

The adoption of FIN 46 did not have a significant impact on the Company’s earnings, financial position or cash flows. However, during 2003, the underlying structure of Cendant Mobility Client-Backed Relocation Receivables Funding LLC (the “Relocation Funding Entity”), formerly, Apple Ridge Funding LLC, an entity utilized to securitize relocation receivables and other relocation assets was amended in a manner that resulted in this entity no longer meeting the criteria to qualify as an off-balance sheet entity. Consequently, the Company consolidated the Relocation Funding Entity on November 26, 2003.

Current Policy. In connection with FIN 46, when evaluating an entity for consolidation, the Company first determines whether an entity is within the scope of FIN 46 and if it is deemed to be a variable interest entity (“VIE”). If the entity is considered to be a VIE, the Company determines whether it would be considered the entity’s primary beneficiary. The Company consolidates those VIEs for which it has determined that it is the primary beneficiary. Generally, the Company will consolidate an entity not deemed either a VIE or qualifying special purpose entity (“QSPE”) upon a determination that its ownership, direct or indirect, exceeds fifty percent of the outstanding voting shares of an entity and/or that it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. For entities where the Company does not have a controlling interest (financial or operating), the investments in such entities are accounted for using the equity or cost method, as appropriate. The Company applies the equity method of accounting when it has the ability to exercise significant influence over operating and financial policies of an investee in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Previous Policy. Prior to the adoption of FIN 46, the Company did not consolidate special purpose entities (“SPEs”) and SPE-type entities unless the Company retained both control of the assets transferred and the risks and rewards of those assets. Additionally, non-SPE-type entities were only consolidated if the Company’s ownership exceeded fifty percent of the outstanding voting shares of an entity and/or if the Company had the ability to control the financial or operating policies of an entity through its voting rights, board representation or other similar rights.

REVENUE RECOGNITION

Real Estate Franchise Services

The Company franchises its real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. The Company provides operational and administrative services, tools and systems to franchisees, which are designed to assist franchisees in achieving increased revenue and profitability. Such services include national and local advertising programs, listing and agent-recruitment tools, training and volume purchasing discounts through the Company’s preferred vendor program. Franchise revenue principally consists of royalty and marketing fees from the Company’s franchisees. The royalty received is primarily based on a percentage of the franchisee’s commissions and/or gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon close of the homesale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. Franchise revenue also includes initial franchise fees, which are generally non-refundable and recognized by the Company as revenue when all material services or conditions relating to the sale have been substantially performed (generally when a franchised unit opens for business). The Company also earns marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees. In arrangements under which the Company does not serve as an agent in coordinating advertising campaigns, marketing revenues are accrued as the revenue is earned, which occurs as related marketing expenses are incurred. The Company does not recognize revenues or expenses in connection with marketing fees it collects under arrangements in which it functions as an agent on behalf of its franchisees.

Company Owned Real Estate Brokerage Services

As an owner-operator of real estate brokerages, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue on a gross basis upon the closing of a real estate transaction (i.e., purchase or sale of a home), which are referred to as gross commission income. The commissions the Company pays to real estate agents are recognized concurrently with associated revenues and presented as commission and other agent-related costs line item on the accompanying Combined Statements of Income.

Relocation Services

The Company provides relocation services to corporate and government clients for the transfer of their employees. Such services include the purchasing and/or selling of a transferee’s home, providing home equity advances to transferees (generally guaranteed by the corporate client), expense processing, arranging household goods moving services, home-finding and other related services. The Company earns revenues from fees charged to clients for the performance and/or facilitation of these services and recognizes such revenue on a net basis as services are provided, except for instances in which the Company assumes the risk of loss on the sale of a transferring employee’s home. In such cases, revenues are recorded on a gross basis as earned with associated costs recorded within operating expenses. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client; however, as discussed above, in certain instances the Company will assume the risk of loss. When the risk of loss is assumed, the Company records the value of the home on its Combined Balance Sheets within the relocation properties held for sale line item at the lower of cost or net realizable value less estimated direct costs to sell. The difference between the actual purchase price and proceeds received on the sale of the home is recorded within operating expenses on the Company’s Combined Statements of Income and was not material for any period presented. The aggregate selling price of such homes was $694 million, $651 million and $553 million for 2005, 2004 and 2003, respectively.

Additionally, the Company generally earns interest income on the funds it advances on behalf of the transferring employee, which is recorded within other revenue in the accompanying Combined Statements of Income as earned until the point of repayment by the client. The Company also earns revenue from real estate brokers, which is recognized at the time its obligations are complete, and revenues from other third-party service providers where the Company earns a referral fee or commission, which is recognized at the time of completion of services.

Title and Settlement Services

The Company provides title and closing services, which include title search procedures for title insurance policies, homesale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a homesale transaction or refinancing closes.

INCOME TAXES

The Company’s operations have been included in the consolidated federal tax return of Cendant and will continue to be included up to the date of the separation. In addition, the Company has filed consolidated and unitary state income tax returns with Cendant in jurisdictions where required or permitted and will continue to file with Cendant up to the date of the separation. The income taxes associated with the Company’s inclusion in Cendant’s consolidated federal and state income tax returns are included in the due to Cendant, net line item on the accompanying Combined Balance Sheets. The provision for income taxes is computed as if the Company filed its federal and state income tax returns on a stand-alone basis and, therefore, determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. These differences are based upon estimated differences between the book and tax basis of the assets and liabilities for the Company as of December 31, 2005 and 2004. The Company’s tax assets and liabilities may be adjusted in connection with the finalization of Cendant’s prior years’ income tax returns or with the plan to separate Cendant into four independent publicly traded companies.

The Company’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company’s provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. However, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded through goodwill rather than the provision for income taxes. The realization of the Company’s deferred tax assets, net of the valuation allowance, is primarily dependant on estimated future taxable income. A change in the Company’s estimate of future taxable income may require an addition or reduction to the valuation allowance.

CASH AND CASH EQUIVALENTS

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

Restricted cash primarily relates to amounts specifically designated as collateralization for the repayment of outstanding borrowings under the Company’s secured borrowing facilities. Such amounts approximated $19 million and $24 million at December 31, 2005 and 2004, respectively and were included with the other current assets line item on the Company’s Combined Balance Sheets.

DERIVATIVE INSTRUMENTS

The Company uses derivative instruments from time to time as part of its overall strategy to manage its exposure to market risks primarily associated with foreign currency fluctuations. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value either as assets or liabilities. Changes in fair value of derivatives not designated as hedging instruments are recognized currently in earnings and included as a component of other revenues in the Combined Statements of Income. Substantially all of the Company’s derivatives consist of foreign currency forward contracts, which are not designated as hedging instruments.

INVESTMENTS

At December 31, 2005 and 2004, the Company had various equity method investments aggregating $51 million and $12 million, respectively, which are primarily recorded within other non-current assets on the accompanying Combined Balance Sheets. Included in such investments is a 49.9% interest in PHH Home Loans, LLC (“PHH Home Loans”), a mortgage origination venture formed in 2005 in connection with Cendant’s spin-off of PHH Corporation (“PHH”) in January 2005. This venture enables the Company to participate in the earnings generated from mortgages originated by customers of its real estate brokerage and relocation businesses. The Company’s maximum exposure to loss with respect to its investment in PHH Home Loans is limited to its $31 million equity investment. See Note 16—Related Party Transactions for a more detailed description of the Company’s relationship with PHH Home Loans.

During 2005, 2004 and 2003, the Company recorded earnings on its equity method investments of $4 million, $3 million and $4 million, respectively, within other revenues on the accompanying Combined Statements of Income.

PROPERTY AND EQUIPMENT

Property and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Combined Statements of Income, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Useful lives are 30 years for buildings, up to 20 years for leasehold improvements and from 3 to 7 years for furniture, fixtures and equipment.

The Company capitalizes the costs of software developed for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalization of software developed for internal use commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis, from 3 to 8 years, when such software is substantially ready for use. The net carrying value of software developed or obtained for internal use was $75 million and $60 million at December 31, 2005 and 2004, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

In connection with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company is required to assess goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for such impairment by comparing the carrying value of its reporting units to their fair values. Each of the Company’s reportable segments represents a reporting unit. The Company determines the fair value of its reporting units utilizing discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. When available and as appropriate, the Company uses comparative market multiples and other factors to corroborate the discounted cash flow results. Other indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142.

The Company evaluates the recoverability of its other long-lived assets, including amortizing intangible assets, if circumstances indicate an impairment may have occurred pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each business. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value through a charge to the Company’s Combined Statements of Income.

The Company performs its required annual impairment testing in the fourth quarter of each year subsequent to completing its annual forecasting process. In performing this test, the Company determines fair value using the present value of expected future cash flows. There were no impairments relating to intangible assets or other long-lived assets during 2005, 2004 or 2003.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists only of accumulated foreign currency translation adjustments. The Company does not provide for income taxes for foreign currency translation adjustments related to indefinite investments in foreign subsidiaries.

STOCK-BASED COMPENSATION

As of December 31, 2005, all employee stock awards were granted by Cendant. Prior to January 1, 2003, Cendant measured its stock-based compensation using the intrinsic value approach under APB Opinion No. 25, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.”

On January 1, 2003, Cendant adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123. Cendant also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting provisions. As a result, Cendant expenses all employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. As Cendant elected to use the prospective transition method, Cendant allocated expense to the Company for only employee stock awards that were granted subsequent to December 31, 2002. See Note 12 – Stock-Based Compensation for the pro forma stock-based compensation table.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by APB Opinion No. 25 and by SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company will adopt SFAS No. 123R on January 1, 2006, as required by the Securities and Exchange Commission. The Company does not believe that such adoption will significantly affect its earnings, financial position or cash flows since the Company does not use the alternative intrinsic value approach.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for the Company on January 1, 2006. The Company does not believe that the adoption of SFAS No. 154 will have a material impact on its combined financial statements.

In April 2006, the FASB issued FASB Staff Position (“FSP”) FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (“FIN 46R-6”). FIN 46R-6 addresses certain implementation issues related to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”. Specifically, FSP FIN 46R-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46R. The variability that is considered in applying FIN 46R affects the determination of (a) whether an entity is a VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. The Company is required to apply the guidance of FIN 46R-6 prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46R when a “reconsideration event” has occurred, beginning July 1, 2006. The Company will evaluate the impact of this FSP at the time any such “reconsideration event” occurs, and for any new entities created.

3.	Acquisitions

Assets acquired and liabilities assumed in business combinations were recorded on the Company’s Combined Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Combined Statements of Income since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired (which primarily represent intangible assets) and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations may be subject to revision when the Company receives final information, including appraisals and other analyses. Any revisions to the fair values, which may be significant, will be recorded by the Company as further adjustments to the purchase price allocations. The Company is also in the process of integrating the operations of its acquired businesses and expects to incur costs relating to such integrations. These costs may result from integrating operating systems, relocating employees, closing facilities, reducing duplicative efforts and exiting and consolidating other activities. These costs will be recorded on the Company’s Combined Balance Sheets as adjustments to the purchase price or on the Company’s Combined Statements of Income as expenses, as appropriate.

In connection with the Company’s acquisition of real estate brokerage operations, the Company obtains contractual pendings and listings intangible assets, which represent the estimated fair values of homesale transactions that are pending closing or homes listed for sale by the acquired brokerage operations. Pendings and listings intangible assets are amortized over the estimated closing period of the underlying contracts and homes listed for sale, which is generally four to five months.

During 2005, 2004 and 2003, the Company made earnout payments of $18 million, $16 million and $8 million, respectively, in connection with previously acquired businesses.

Pending Acquisition

American Title Company of Houston, Texas American Title Company, Title Resources Guaranty Company and related entities. On November 2, 2005, the Company announced a definitive agreement to acquire multiple title companies in Texas in a single transaction for $93 million in cash plus a $10 million (subject to potential downward adjustment) note payable within two years of the closing date. These entities provide title and closing services, including title searches, title insurance, homesale escrow and other closing services. The transaction closed on January 6, 2006 (see Note 18 – Subsequent Events).

2005 ACQUISITIONS

Success Realty, Inc. On September 15, 2005, the Company acquired Success Realty, Inc., a real estate brokerage, for approximately $98 million in cash. This acquisition resulted in goodwill (based on the preliminary allocation of the purchase price) of $82 million, all of which is expected to be deductible for tax purposes. Such goodwill was assigned to the Company Owned Real Estate Brokerage Services segment. This acquisition also resulted in the recognition of $13 million of other intangible assets. Management believes that this acquisition expanded its geographical presence into a growing market.

During 2005, the Company also acquired 31 other real estate brokerage operations through NRT for approximately $139 million of cash, in the aggregate, which resulted in goodwill (based on the preliminary allocation of the purchase price) of $124 million that was assigned to the Company Owned Real Estate Brokerage Services segment, of which $60 million is expected to be deductible for tax purposes. These acquisitions also resulted in the recognition of $13 million of other intangible assets. The acquisition of real estate brokerages by NRT is a core part of its growth strategy. In addition, the Company acquired 5 other individually insignificant businesses during 2005, for aggregate consideration of approximately $2 million in cash, which resulted in goodwill of $2 million that was assigned to the Title and Settlement Services segment, $1 million of which is expected to deductible for tax purposes.

These acquisitions were not significant to the Company’s results of operations, financial position or cash flows on a proforma basis individually or in the aggregate. The Company continues to gather information concerning the valuation of identified intangible assets and their associated lives in connection with these acquisitions.

2004 ACQUISITIONS

Sotheby’s International Realty. On February 17, 2004, the Company acquired the domestic residential real estate brokerage operations of Sotheby’s International Realty and obtained the rights to create a Sotheby’s International Realty franchise system pursuant to an agreement to license the Sotheby’s International Realty brand in exchange for a license fee to Sotheby’s Holdings, Inc., the former parent of Sotheby’s International Realty. Such license agreement has a 50-year initial term and a 50-year renewal option. The total cash purchase price for these transactions was approximately $100 million. These transactions resulted in goodwill of $51 million, of which $49 million and $2 million was assigned to the Company Owned Real Estate Brokerage Services segment and Real Estate Franchise Services segment, respectively. All of this goodwill is expected to be deductible for tax purposes. These transactions also resulted in the recognition of $50 million of other intangible assets. Management believes that this acquisition enhances the Company’s role in the market place as a premier real estate brokerage firm and increases exposure to high net worth families throughout the United States.

During 2004, the Company also acquired 21 other real estate brokerage operations for approximately $115 million of cash, in the aggregate, which resulted in goodwill of approximately $101 million that was assigned to the Company Owned Real Estate Brokerage Services segment, of which $95 million is expected to be deductible for tax purposes. These acquisitions also resulted in the recognition of $13 million of other intangible assets. In addition, the Company acquired one other insignificant business, during 2004 for consideration of approximately $11 million in cash, which resulted in goodwill of $9 million that was assigned to the Relocation Services segment, none of which is expected to be deductible for tax purposes.

These acquisitions were not significant to the Company’s results of operations, financial position or cash flows on a proforma basis individually or in the aggregate.

2003 ACQUISITIONS

During 2003, the Company acquired 19 real estate brokerage operations for approximately $109 million of cash, which resulted in goodwill of $96 million that was assigned to the Company Owned Real Estate Brokerage Services segment, of which $80 million is expected to be deductible for tax purposes. These acquisitions also resulted in the recognition of $14 million of other intangible assets.

These acquisitions were not significant to the Company’s results of operations, financial position or cash flows on a proforma basis individually or in the aggregate.

4.	Intangible Assets

Intangible assets consisted of:

	As of December 31, 2005			As of December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Amortized Intangible Assets
Franchise agreements(a)	$511	$165	$346	$511	$148	$363
License agreement(b)	47	3	44	47	2	45
Pendings and listings(c)	18	13	5	5	2	3
Other(d)	10	4	6	9	3	6

	$586	$185	$401	$572	$155	$417

Unamortized Intangible Assets
Goodwill	$3,156			$2,911

Trademarks(e)	$6			$6

(a)	Generally amortized over a period of 35 or 40 years.
(b)	Amortized over 50 years (the contractual term of the license agreement).
(c)	Generally amortized over 4 to 5 months (the closing period of the underlying contracts).
(d)	Generally amortized over periods ranging from 5 to 10 years.
(e)	Relates to the Coldwell Banker tradename, which is expected to generate future cash flows for an indefinite period of time.

The changes in the carrying amount of goodwill are as follows:

	Balance at January 1, 2005	Goodwill Acquired during 2005		Adjustments to Goodwill Acquired during 2004		Foreign Exchange and Other		Balance at December 31, 2005

Real Estate Franchise Services	$685	$—		$—		$—		$685
Company Owned Real Estate Brokerage Services	2,155	206	(a)	6	(c)	33	(d)	2,400
Relocation Services	52	—		—		(2	)(e)	50
Title and Settlement Services	19	2	(b)	—		—		21

Total Company	$2,911	$208		$6		$31		$3,156

(a)	Relates to the acquisitions of real estate brokerages by NRT (January 2005 and forward).
(b)	Relates to the acquisitions of title and appraisal businesses (February 2005 and forward).
(c)	Relates to the acquisitions of real estate brokerages by NRT (January 2004 through December 2004), including earnout payments.
(d)	Relates to the change in the tax basis of acquired assets and earnout payments for acquisitions of real estate brokerages by NRT prior to 2004.
(e)	Relates to foreign exchange translation adjustments.

Amortization expense relating to all intangible assets was as follows:

	Year Ended December 31,
	2005	2004	2003
Franchise agreements	$17	$17	$17
License agreement	1	2	—
Pendings and listings	23	16	17
Other	1	2	1

Total (*)	$42	$37	$35

(*)	Included as a component of depreciation and amortization on the Company’s Combined Statements of Income.

Based on the Company’s amortizable intangible assets as of December 31, 2005, the Company expects related amortization expense for the five succeeding fiscal years to approximate $25 million, $15 million, $15 million, $15 million and $15 million in 2006, 2007, 2008, 2009 and 2010, respectively.

5.	Franchising and Marketing Activities

Franchise fee revenue of $538 million, $477 million and $401 million on the accompanying Combined Statements of Income for 2005, 2004 and 2003, respectively, include initial franchise fees of $9 million, $8 million and $6 million, respectively, and are net of annual volume incentives of $115 million, $104 million and $80 million, respectively, provided to real estate brokers. The Company’s real estate franchisees may receive incentives on their royalty payments. Such annual incentives are based upon the amount of commission income earned during a calendar year. Each brand has several annual incentive schedules currently in effect.

The Company’s wholly-owned real estate brokerage firm, NRT, continues to pay royalties to the Company’s franchise business; however, such amounts are eliminated in consolidation and, therefore, not reflected in the above table. During 2005, 2004 and 2003, NRT paid royalties of $369 million, $341 million and $288 million, respectively, to the franchise business.

Marketing fees are paid by the Company’s real estate franchisees and are calculated based on a specified percentage of gross closed commissions earned on the sale of real estate, subject to certain minimum and maximum payments. Such fees approximated $44 million, $52 million and $31 million in 2005, 2004 and 2003, respectively, and are recorded within the other revenue line item on the accompanying Combined Statements of Income. As provided for in the franchise agreements and generally at the Company’s discretion, all of these fees are to be expended for marketing purposes.

The number of franchised and Company Owned outlets in operation are as follows:

	(Unaudited) As of December 31,
	2005	2004	2003
Franchised:
Century 21	7,879	7,222	6,628
ERA	2,811	2,601	2,474
Coldwell Banker	2,892	2,769	2,595
Coldwell Banker Commercial	163	107	87
Sotheby’s International Realty	172	22	—

	13,917	12,721	11,784

Company Owned:
ERA	30	30	31
Coldwell Banker	943	883	891
Corcoran/Other	61	59	34
Sotheby’s International Realty	48	27	—

	1,082	999	956

The number of franchised outlets (in the aggregate) changed as follows:

	(Unaudited)
	2005	2004	2003
Franchised:
Beginning balance	12,721	11,784	11,700
Additions	1,845	1,574	1,263
Terminations	(649)	(637)	(1,179)

Ending balance	13,917	12,721	11,784

Company Owned:
Beginning balance	999	956	966
Additions	108	82	72
Closures	(25)	(39)	(82)

Ending balance	1,082	999	956

As of December 31, 2005, there were an insignificant amount of applications awaiting approval for execution of new franchise agreements. Additionally, as of December 31, 2005, there was an insignificant number of franchise agreements pending termination.

In connection with ongoing fees the Company receives from its franchisees pursuant to the franchise agreements, the Company is required to provide certain services, such as training and marketing. In order to assist franchisees in converting to one of the Company’s brands or in franchise expansion, the Company may also, at its discretion, provide development advances to franchisees who are either new or who are expanding their operations. Provided the franchisee meets certain minimum annual thresholds during the term of the development advance, and is in compliance with the terms of the franchise agreement, the amount of the development advance is forgiven annually in equal ratable amounts (typically nine years). Otherwise, related principal is due and payable to the Company. In certain instances, the Company may earn interest on unpaid franchisee development advances, which was not significant during 2005, 2004 or 2003. The amount of such development advances recorded on the Company’s Combined Balance Sheets was $76 million and $66 million at December 31, 2005 and 2004, respectively. These amounts are principally classified within the other non-current assets line item on the Company’s Combined Balance Sheets. During 2005, 2004 and 2003, the Company

recorded $13 million, $11 million and $8 million, respectively, of expense related to the forgiveness of these advances. Such amounts are recorded within the operating expense line item on the Company’s Combined Statements of Income.

6.	Income Taxes

The income tax provision consists of the following for the year ended December 31:

	2005	2004	2003
Current
Federal	$320	$281	$344
State	48	66	63
Foreign	1	1	1

	369	348	408

Deferred
Federal	19	52	(93)
State	18	(20)	(28)
Foreign	2	(1)	(2)

	39	31	(123)

Provision for income taxes	$408	$379	$285

Pre-tax income for domestic and foreign operations consisted of the following for the year ended December 31:

	2005	2004	2003
Domestic	$1,037	$1,001	$861
Foreign	1	—	(1)

Pre-tax income	$1,038	$1,001	$860

Current and non-current deferred income tax assets and liabilities, as of December 31, are comprised of the following:

	2005	2004
Current deferred income tax assets:
Accrued liabilities and deferred income	$41	$35
Provision for doubtful accounts and relocation properties held for sale	7	7
Net operating loss carryforwards	5	93
Change in reserves	1	1
Other	1	2
Valuation allowance(*)	(4)	(8)

Current deferred income tax assets	51	130

Current deferred income tax liabilities:
Prepaid expenses	2	3
Acquisition and integration-related liabilities	2	—

Current deferred income tax liabilities	4	3

Current net deferred income tax asset	$47	$127

Non-current deferred income tax assets:
Net operating loss carryforwards	$18	$45
Alternative minimum tax credit carryforward	28	4
Accrued liabilities and deferred income	97	3
Depreciation and amortization	157	211
State tax credits	2	2
Other	1	2
Valuation allowance(*)	(7)	(10)

Non-current deferred income tax assets	$296	$257

(*)	The valuation allowance of $11 million at December 31, 2005 relates to state net operating loss carryforwards. The valuation allowance will be reduced when and if the Company determines that the deferred income tax assets are more likely than not to be realized.

As of December 31, 2005, the Company had federal net operating loss carryforwards of approximately $10 million, which expire in 2024. No provision has been made for U.S. federal deferred income taxes on approximately $15 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2005 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal deferred income tax liability for unremitted earnings is not practicable. Included in deferred income tax assets as of December 31, 2005 is a deferred tax asset of $101 million of which $7 million is classified as current and $94 million is classified as long term. The deferred tax asset arose as a result of temporary differences related to future contractual payments to be received from a former Cendant subsidiary. The Company expects to utilize this asset as future payments are made under the agreement which is expected to occur over a 15 year period subject to certain conditions.

The Company’s effective income tax rate differs from the U.S. federal statutory rate as follows for the year ended December 31:

	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	4.2	3.0	3.0
Mandatorily redeemable preferred interest	—	—	(3.9)
Other	0.1	(0.1)	(1.0)

	39.3%	37.9%	33.1%

The Company and Cendant’s income tax returns are periodically examined by various tax authorities. The Company and Cendant are currently under audit by several tax authorities. In connection with these and future examinations, certain tax authorities, including the Internal Revenue Service (“IRS”), may raise issues and impose additional assessments. The Company and Cendant regularly evaluate the likelihood of additional assessments resulting from these examinations and establish reserves, through the provision for income taxes for potential amounts that may result therefrom. Reserves are adjusted as information becomes available or when an event requiring a change to the reserve occurs. The resolution of tax matters could have a material impact on the Company’s effective tax rate and results of operations.

The Company and Cendant are subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company and Cendant are regularly under audit by tax authorities whereby the outcome of the audits is uncertain. Accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies.”

The IRS is currently examining Cendant’s taxable years 1998 through 2002 of which the Company is included. Although Cendant believes it has appropriate support for the positions taken on its tax returns, the Company and Cendant have recorded liabilities representing the best estimates of the probable loss on certain positions. Cendant believes that its accruals for tax liabilities are adequate for all open years, based on its assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company and Cendant believe the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company and Cendant’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. While the Company and Cendant believe that the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

7.	Property and Equipment, net

Property and equipment, net, as of December 31, consisted of:

	2005	2004
Furniture, fixtures and equipment	$297	$236
Capitalized software	184	159
Building and leasehold improvements	164	121
Land	1	1

	646	517
Less: accumulated depreciation and amortization	(342)	(276)

	$304	$241

During 2005, 2004 and 2003, the Company recorded depreciation and amortization expense of $94 million, $83 million and $75 million, respectively, related to property and equipment.

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities, as of December 31, consisted of:

	2005	2004
Accrued payroll and related	$130	$137
Accrued volume incentives	84	75
Deferred income	72	56
Other	206	229

	$492	$497

9.	Secured Obligations and Short-Term Borrowing Facilities

Indebtedness as of December 31, consisted of:

	2005	2004
Relocation Funding Entity	$513	$400
Kenosia Funding LLC	109	—
U.K. Relocation Receivables Funding Limited	135	—

	$757	$400

Certain of the funds the Company receives from the collection or realization of relocation receivables, relocation properties held for sale and related assets must be utilized to repay secured obligations. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s secured obligations are classified as current on the accompanying Combined Balance Sheets as of December 31, 2005 and 2004.

The Company’s secured obligations contain restrictive covenants, including performance triggers linked to the quality of the underlying assets, financial reporting requirements, restrictions on mergers and change of control and a requirement that the Company generate at least $750 million of net income before depreciation and amortization, interest expense (other than interest expense relating to secured obligations), income taxes and minority interest, determined quarterly for the preceding twelve month period. At December 31, 2005, the Company was in compliance with all financial covenants of its secured obligations.

As of December 31, 2005, available capacity under the Company’s borrowing arrangements was as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity(*)
Relocation Funding Entity	May 2006	$550	$513	$37
Kenosia Funding LLC	May 2006	125	109	16
U.K. Relocation Receivables Funding Limited	September 2008	172	135	37
Short-term borrowing facilities	Various	535	—	535

		$1,382	$757	$625

(*)	Capacity is subject to maintaining sufficient assets to collateralize these secured obligations.

Interest expense incurred in connection with borrowings under these facilities amounted to $24 million, $8 million and $2 million during 2005, 2004 and 2003, respectively, and is recorded within net revenues on the accompanying Combined Statements of Income as related borrowings are utilized to fund advances within the Company’s relocation business where interest income is generally earned on such advances.

SECURED OBLIGATIONS

Relocation Funding Entity

The Company issues secured obligations through the Relocation Funding Entity, which is a consolidated bankruptcy remote SPE that is utilized to securitize certain relocation receivables generated from advancing funds on behalf of clients of the Company’s relocation business. The secured obligations issued by the Relocation Funding Entity are collateralized by $565 million of underlying relocation receivables and other related assets which are serviced by the Company as of December 31, 2005. These assets are not available to pay the Company’s general obligations. These secured obligations represent floating rate notes for which the weighted average interest rate was 4%, 2% and 1% for 2005, 2004 and 2003, respectively. This program is subject to annual renewal and carries a commitment fee.

Kenosia Funding, LLC.

The Company issues debt through Kenosia Funding, LLC, which is a consolidated bankruptcy remote SPE that is utilized to securitize certain relocation receivables, including relocation properties held for sale . During May 2005, the Company amended this program to include certain relocation properties held for sale, which did not meet the criteria for participation in the Relocation Funding Entity. Such secured obligations are collateralized by approximately $136 million of underlying relocation receivables, relocation properties held for sale and other related assets as of December 31, 2005, which are serviced by the Company. The assets of this entity are not available to pay the Company’s general obligations. The secured obligations issued by this entity represent floating rate debt for which the weighted average interest rate was 4% for 2005. This program is subject to annual renewal and carries a commitment fee.

U.K. Relocation Receivables Funding Limited

During 2005, the Company also began issuing debt through UK Relocation Receivables Funding Limited, which is a consolidated bankruptcy remote SPE that is utilized to securitize relocation receivables in the UK. The facility has a three-year term expiring on September 30, 2008 and carries a commitment fee. The assets of this entity are not available to pay the Company’s general obligations. These secured obligations are collateralized by $155 million of underlying relocation receivables and related assets. The weighted average interest rate on these secured obligations was 5% in 2005.

SHORT–TERM BORROWING FACILITIES

Within the Company’s title and settlement services and Company owned real estate brokerage operations, the Company acts as an escrow agent for numerous customers. As an escrow agent, the Company receives money from customers to hold on a short-term basis until certain conditions of the homesale transaction are satisfied. The Company does not have access to these funds for its use. However, through its title and settlement services and Company owned real estate brokerage operations, the Company maintains short-term borrowing facilities that provide for borrowings of up to $535 million. The Company invests such borrowings in high quality short-term liquid investments. Any outstanding borrowings under these facilities are callable by the lenders at any time. These facilities are renewable annually and are not available for general corporate purposes. Net amounts earned under these arrangements approximated $9 million, $4 million and $2 million during 2005, 2004 and 2003, respectively, and were recorded within net revenue on the accompanying Combined Statements of Income. There were no outstanding borrowings under these facilities at December 31, 2005 or 2004.

10.	Securitizations

Prior to November 26, 2003, sales of relocation receivables to the Relocation Funding Entity were treated as off-balance sheet sales, as this entity was structured as a bankruptcy remote QSPE pursuant to SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and, therefore, excluded from the scope of FIN 46. However, on November 26, 2003, the underlying structure of the Relocation Funding Entity was amended in a manner that resulted in it no longer meeting the criteria to qualify as a QSPE. Consequently, the Company began consolidating the account balances and activities of the Relocation Funding Entity on November 26, 2003 pursuant to FIN 46. Prior to consolidation, the Company recognized gains upon the sale of relocation receivables to the Relocation Funding Entity. However, such gains were not material for the period January 1, 2003 through November 25, 2003. The activities of the Relocation Funding Entity are limited to (i) purchasing relocation receivables from the Company’s relocation subsidiary, (ii) issuing debt securities and/or borrowing under a conduit facility to affect such purchases and (iii) entering into, terminating or modifying certain derivative transactions.

The cash flow activity presented below covers the period up to and including the date of consolidation of this structure.

2003
Proceeds from new securitizations	$35
Proceeds from collections reinvested in securitizations	2,717
Servicing fees received	3
Other cash flows received on retained interests (*)	38
Cash paid upon funding of reserve account	(17)

(*)	Represents cash flows received on retained interests other than servicing fees.

Gains recognized on the securitization of relocation receivables were not material during 2003.

The Company made representations and warranties customary for securitization transactions, including eligibility characteristics of the relocation receivables and servicing responsibilities, in connection with the securitization of these assets. See Note 11—Commitments and Contingencies.

11.	Commitments and Contingencies

COMMITMENTS

Leases

The Company is committed to making rental payments under noncancelable operating leases covering various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2005 are as follows:

Year	Amount
2006	$160
2007	130
2008	98
2009	70
2010	47
Thereafter	71

$576

Commitments under capital leases amounted to $27 million at December 31, 2005.

During 2005, 2004 and 2003, the Company incurred total rental expense of $196 million, $179 million and $158 million, respectively.

Purchase Commitments

In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to capital expenditures. None of the purchase commitments made by the Company as of December 31, 2005 (aggregating approximately $16 million) was individually significant.

LITIGATION

The Company is involved in claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters. Such matters include but are not limited to allegations: (i) concerning a dilution in the value of the Century 21 name and goodwill based upon the changes made to the Century 21 system after the Company acquired it in 1995;

(ii) that the Company failed to properly disclose the payment of an additional documentation compliance fee paid to its agents; (iii) that the Company is in violation of RESPA and California’s Unfair Competition Law with respect to a joint venture to which the Company is a party; (iv) concerning the Company’s failure to disclose that it marked up services provided by third parties in charging certain fees to title customers; (v) that the Company conspired with certain local real estate and mortgage related businesses and individuals in Mississippi to inflate appraised values on about 90 properties; (vi) that the Company violated its franchise obligations to a particular franchisee based upon NRT brokerage activities; (vii) that the Company failed to pay the appropriate wages to a certain category of title employees; and (viii) that a group of agents working in a particular NRT brokerage office are common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision.

The Company believes that it has adequately accrued for such matters as appropriate or, for matters not requiring accrual, believes that they will not have a material adverse effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur. As such, an adverse outcome from such unresolved proceedings for which claims are awarded in excess of the amounts accrued for could be material to the Company with respect to earnings or cash flows in any given reporting period. However, the Company does not believe that the impact of such unresolved litigation should result in material liability to the Company in relation to its combined financial position or liquidity.

GUARANTEES/INDEMNIFICATIONS

Standard Guarantees/Indemnifications

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) use of derivatives and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) financial institutions in derivative contracts and (v) underwriters in debt security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

Other Guarantees/Indemnifications

In the normal course of business, the Company coordinates numerous events for its franchisees and thus reserves a number of venues with certain minimum guarantees, such as room rentals at hotels local to the conference center. However, such room rentals are paid by each individual franchisee. If the franchisees do not meet the minimum guarantees, the Company is obligated to fulfill the minimum guaranteed fees. Such guarantees in effect at December 31, 2005 extend into 2008 and the maximum potential amount of future payments that the Company may be required to make under such guarantees is approximately $14 million. The Company would only be required to pay this maximum amount if none of the franchisees conducted their planned events at the reserved venues. Historically, the Company has not been required to make material payments under these guarantees. As of December 31, 2005, the liability recorded by the Company in connection with these guarantees was not significant.

SELF-INSURANCE

At December 31, 2005 and 2004, the Combined Balance Sheets include approximately $51 million and $53 million, respectively, of liabilities relating to self-insured risks for errors and omissions and other legal matters incurred in the ordinary course of business within the Company’s real estate brokerage business and for vacant dwellings and household goods in transit within the Company’s relocation business. Cendant also maintains self-insurance arrangements relating to health and welfare, workers’ compensation and other benefits provided to the Company’s employees. The estimated cost of such benefits has been allocated to the Company.

12.	Stock-Based Compensation

As of December 31, 2005, all equity awards (stock options and restricted stock units (“RSUs”)) held by Company employees were granted by Cendant in Cendant common stock. At the time of separation, Cendant anticipates equitably adjusting a portion of its outstanding equity awards and, as a result, the Company expects to grant one equity award in Realogy common stock for every four equity awards outstanding in Cendant common stock (subject to change upon finalization of the distribution ratio).

CENDANT STOCK-BASED COMPENSATION PLANS

Stock Options

Stock options granted by Cendant to its employees generally have a ten-year term, and those granted prior to 2004 vest ratably over periods ranging from two to five years. In 2004, Cendant adopted performance and time vesting criteria for stock option grants. The predetermined performance criteria determine the number of options that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of options that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four-year period, but cannot exceed 25% of the base award in each of the three years following the grant date. Cendant’s policy is to grant options with exercise prices at then-current fair market value.

The annual activity of Cendant’s common stock option plans for Cendant employees consisted of:

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	151	$17.83	188	$17.21	237	$16.23
Granted at fair market value (a)	1	20.38	1	23.12	1	13.40
Granted in connection with acquisitions	—	—	2	15.60	1	15.02
Granted in connection with PHH spin-off (b)	6	*	—	—	—	—
Exercised	(24)	11.35	(38)	14.61	(40)	10.77
Forfeited	(5)	20.23	(2)	19.33	(11)	19.45

Balance at end of year	129	$18.09	151	$17.83	188	$17.21

(*)	Not meaningful.
(a)	In 2005 and 2004, reflects the maximum number of options assuming achievement of all performance and time vesting criteria.
(b)	As a result of the spin-off of PHH, the closing price of Cendant common stock was adjusted downward by $1.10 on January 31, 2005. Additionally, Cendant granted incremental options to achieve a balance of 1.04249 options outstanding subsequent to the spin-off for each option outstanding prior to the spin-off. The exercise price of each option was also adjusted downward by a proportionate value.

The table below summarizes information regarding Cendant’s outstanding and exercisable stock options as of December 31, 2005:

	Outstanding Options				Exercisable Options
Range of Exercise Prices	Number of Options		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 to $10.00	26		3.5	$9.15	26	$9.15
$10.01 to $20.00	64		3.8	17.10	63	17.15
$20.01 to $30.00	25		3.1	22.95	24	23.08
$30.01 to $40.00	14		1.9	30.93	13	30.93

	129	(*)	3.4	$18.09	126	$18.10

(*)	As of December 31, 2005, approximately 18 million of the total options outstanding in Cendant common stock related to options granted to employees of the Company.

As discussed above, a portion of the total outstanding options granted by Cendant as of the date of the separation will be equitably adjusted, including options that were granted to Company employees as well as options that were granted to other Cendant employees who are not within the Company’s ownership structure. Based upon the current anticipated distribution ratio, as of December 31, 2005, the Company would have expected to issue approximately 32 million options at the date of separation in connection with Cendant’s equitable adjustment.

The weighted-average grant-date fair value of Cendant common stock options granted in the normal course of business during 2005, 2004 and 2003 was $5.89, $6.90 and $5.19, respectively. The weighted-average grant-date fair value of Cendant common stock options granted in connection with acquisitions made during 2004 and 2003 was $9.49 and $3.89, respectively. No options were granted in connection with acquisitions made in 2005. The fair values of these stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for Cendant common stock options granted in 2005, 2004 and 2003:

	2005	2004	2003
Dividend yield	1.7%	1.5%	—
Expected volatility	30.0%	30.0%	49.0%
Risk-free interest rate	3.8%	4.0%	2.4%
Expected holding period (years)	5.5	5.5	3.6

Restricted Stock Units

RSUs granted by Cendant entitle the employee to receive one share of Cendant common stock upon vesting. RSUs granted in 2003 vest ratably over a four-year term. Subsequently, Cendant adopted performance and time vesting criteria for RSU grants. The predetermined performance criteria determine the number of RSUs that will ultimately vest and are based on the growth of Cendant’s earnings and cash flows over the vesting period of the respective award. The number of RSUs that will ultimately vest may range from 0% to 200% of the base award. Vesting occurs over a four year period, but cannot exceed 25% of the base award in each of the three years following the grant date. The annual activity related to Cendant’s RSU plan for Cendant employees consisted of:

	2005		2004		2003
	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price	Number of RSUs	Weighted Average Grant Price
Balance at beginning of year	16	$20.85	6	$13.98	—	$—
Granted at fair market value (a)	14	20.19	13	23.16	6	13.98
Granted in connection with PHH spin-off (b)	1	*	—	—	—	—
Vested	(3)	19.48	(2)	13.97	—	—
Canceled	(5)	20.90	(1)	17.02	—	—

Balance at end of year	23 (c)	20.65	16	$20.85	6	$13.98

(*)	Not meaningful.
(a)	In 2005 and 2004, reflects the maximum number of RSUs assuming achievement of all performance and time vesting criteria.
(b)	As a result of the spin-off of PHH, the closing price of Cendant common stock was adjusted downward by $1.10 on January 31, 2005. In order to provide an equitable adjustment to holders of its RSUs, Cendant granted incremental RSUs to achieve a balance of 1.0477 RSUs outstanding subsequent to the spin-off for each RSU outstanding prior to the spin-off.
(c)	As of December 31, 2005, approximately six million of the total RSUs outstanding in Cendant common stock related to RSUs granted to employees of the Company.

As discussed above, the total outstanding RSUs granted by Cendant as of the date of the separation will be equitably adjusted, including RSUs that were granted to Company employees as well as RSUs that were granted to other Cendant employees who are not within the Company’s ownership structure. Based upon the current anticipated distribution ratio, as of December 31, 2005, the Company would have expected to issue approximately three million RSUs at the date of separation in connection with Cendant’s equitable adjustment.

STOCK-BASED COMPENSATION EXPENSE ALLOCATED TO THE COMPANY

During 2005, 2004 and 2003, Cendant allocated pre-tax stock-based compensation expense of $13 million, $9 million and $3 million, respectively, to the Company. Such compensation expense relates only to the options and RSUs that were granted by Cendant to the Company’s employees subsequent to January 1, 2003. The allocation was based on the estimated number of options and RSUs Cendant believed it would ultimately provide and the underlying vesting period of the award. As Cendant measured its stock-based compensation expense using the intrinsic value method during the periods prior to January 1, 2003, Cendant did not recognize compensation expense upon the issuance of equity awards to its employees. Therefore, the Company was not allocated compensation expense for options that were granted by Cendant to the Company’s employees prior to January 1, 2003 (there were no RSUs granted prior to January 1, 2003). See Note 2—Summary of Significant Accounting Policies for a more information regarding Cendant’s accounting policy for stock-based compensation.

Presented below is the effect on net income for 2004 and 2003 had compensation expense been recognized by Cendant and allocated to the Company for options that were granted prior to January 1, 2003.

	Year Ended December 31,
	2004	2003
Reported net income	$618	$569
Add back: Stock-based employee compensation expense included in reported net income, net of tax	6	2
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(6)	(9)

Pro forma net income	$618	$562

As of January 1, 2005, there were no outstanding awards for which stock-based compensation expense is not reflected within reported net income; accordingly, pro forma information is not presented subsequent to December 31, 2004.

13.	Employee Benefit Plans

Cendant sponsors a defined contribution savings plan that provides certain eligible employees of the Company an opportunity to accumulate funds for retirement. The Company matches the contributions of participating employees on the basis specified by the plan. The Company’s cost for contributions to this plan was $24 million, $22 million and $18 million during 2005, 2004 and 2003, respectively.

14.	Financial Instruments

RISK MANAGEMENT

Following is a description of the Company’s risk management policies.

Foreign Currency Risk

The Company uses foreign currency forward contracts to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and forecasted earnings of foreign subsidiaries. The Company primarily hedges its foreign currency exposure to the British pound. These forward contracts utilized by the Company do not qualify for hedge accounting treatment under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The fluctuations in the value of these forward contracts do, however, largely offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. The impact of these forward contracts was not material to the Company’s results of operations, cash flows or financial position during 2005, 2004 and 2003.

Interest Rate Risk

In the normal course of business, the Company borrows funds under its secured borrowing facilities and utilizes such funds to generate assets on which it generally earns interest income. The Company does not believe it is exposed to significant interest rate risk in connection with these activities as the rate it incurs on such borrowings and the rate it earns on such assets are based on similar variable indices, thereby providing a natural hedge.

Credit Risk and Exposure

The Company is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and by requiring collateral in instances in which financing is provided. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.

As of December 31, 2005, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Company’s diverse customer base.

Market Risk Exposure

During 2005, 2004 and 2003, the Company generated 27%, 27% and 26%, respectively, of its net revenues from transactions in the state of California.

FAIR VALUE

The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The carrying amounts of cash and cash equivalents, restricted cash, relocation receivables, trade receivables, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts and estimated fair values of all other financial instruments at December 31, are as follows:

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Secured obligations	$757	$757	$400	$400
Foreign exchange forwards (*)	—	—	2	2

(*)	Derivative instruments in gain (loss) positions.

15.	Segment Information

The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and “EBITDA,” which is defined as net income before depreciation and amortization, interest expense (other than interest expense relating to secured obligations), income taxes and minority interest, each of which is presented on the Company’s Combined Statements of Income. The Company’s presentation of EBITDA may not be comparable to similar measures used by other companies.

YEAR ENDED DECEMBER 31, 2005

	Real Estate Franchise Services	Company Owned Real Estate Brokerage Services	Relocation Services	Title and Settlement Services	Other (b)	Total
Net revenues (a)	$988	$5,723	$495	$316	$(383)	$7,139
EBITDA	740	250	124	53	—	1,167
Depreciation and amortization	24	88	19	5	—	136
Segment assets	1,449	2,767	1,179	131	(87)	5,439
Capital expenditures	10	85	23	13	—	131

YEAR ENDED DECEMBER 31, 2004

	Real Estate Franchise Services	Company Owned Real Estate Brokerage Services	Relocation Services	Title and Settlement Services	Other (b)	Total
Net revenues (a)	$904	$5,242	$455	$303	$(355)	$6,549
EBITDA	666	263	126	62	(2)	1,115
Depreciation and amortization	23	74	19	4	—	120
Segment assets	1,533	2,453	998	106	(75)	5,015
Capital expenditures	7	54	15	11	—	87

YEAR ENDED DECEMBER 31, 2003

	Real Estate Franchise Services	Company Owned Real Estate Brokerage Services	Relocation Services	Title and Settlement Services	Other (b)	Total
Net revenues (a)	$763	$4,350	$412	$314	$(307)	$5,532
EBITDA	582	188	113	50	(1)	932
Depreciation and amortization	20	70	17	3	—	110
Capital expenditures	3	43	7	8	—	61

(a)	Transactions between segments are recorded at fair value and eliminated in consolidation. Revenues for the Real Estate Franchise Services segment include $369 million, $341 million and $288 million of intercompany royalties paid by the Company Owned Real Estate Brokerage Services segment during 2005, 2004 and 2003, respectively. Such amounts are eliminated through the Other segment. Revenues for the Real Estate Franchise Services segment include $14 million, $14 million and $15 million of intercompany royalties paid by the Title and Settlement Services segment during 2005, 2004 and 2003, respectively. Such amounts are also eliminated through the Other segment. Revenues for the Relocation Services segment include $57 million, $49 million and $42 million of intercompany referral fees paid by the Company Owned Real Estate Brokerage Services segment during 2005, 2004 and 2003, respectively. Such amounts are recorded as contra-revenues by the Company Owned Real Estate Brokerage Services segment. There are no other material inter-segment transactions.
(b)	Includes the elimination of transactions between segments.

Provided below is a reconciliation of EBITDA to income before income taxes and minority interest.

	Year Ended December 31,
	2005	2004	2003
EBITDA	$1,167	$1,115	$932
Less: Depreciation and amortization	136	120	110
Interest income, net	(7)	(6)	(38)

Income before income taxes and minority interest	$1,038	$1,001	$860

The geographic segment information provided below is classified based on the geographic location of the Company’s subsidiaries.

	United States	All Other Countries	Total
2005
Net revenues	$7,066	$73	$7,139
Total assets	5,218	221	5,439
Net property and equipment	300	4	304

2004
Net revenues	$6,488	$61	$6,549
Total assets	4,816	199	5,015
Net property and equipment	237	4	241

2003
Net revenues	$5,480	$52	$5,532

16.	Related Party Transactions

DISTRIBUTION OF CAPITAL TO CENDANT

The Company’s relocation business was a subsidiary of PHH through January 31, 2005, the date Cendant completed its spin-off of PHH. In connection with the spin-off, the Company eliminated all intercompany receivables due from PHH through a distribution of capital. Accordingly, the Company recorded a non-cash reduction of $609 million to invested equity on its Combined Balance Sheet. During 2004, the Company distributed $4 million of capital to Cendant, which was recorded as a non-cash reduction of invested equity on its Combined Balance Sheet.

DIVIDENDS TO CENDANT

During 2004 and 2003, the Company made cash dividend payments of $38 million and $4 million, respectively, to Cendant, which were recorded as a reduction of invested equity on the Company’s Combined Balance Sheets.

DUE TO CENDANT, NET

The following table summarizes related party transactions occurring between the Company and Cendant:

	Years Ended December 31,
	2005	2004	2003
Due to Cendant, beginning balance	$386	$723	$499

Corporate related functions	101	91	84
Related party agreements	(3)	(1)	(1)
Income taxes, net	350	336	359
Net interest earned on amounts due from and to Cendant	(9)	(9)	(39)
Advances to Cendant, net	(385)	(754)	(179)

	54	(337)	224

Due to Cendant, ending balance	$440	$386	$723

The average balances due to Cendant in 2005, 2004 and 2003 were $413 million, $555 million and $611 million, respectively.

Corporate Related Functions

The Company is allocated general corporate overhead expenses from Cendant for corporate-related functions based on either a percentage of the Company’s forecasted revenues or, in the case of the Company Owned Real Estate Brokerage Services segment, based on a percentage of revenues after agent commission expense. General corporate overhead expense allocations include executive management, tax, accounting, legal and treasury services, certain employee benefits and real estate usage for common space. During 2005, 2004 and 2003, the Company was allocated $38 million, $33 million and $30 million of general corporate expenses from Cendant, which are included within the general and administrative expenses line item on the accompanying Combined Statements of Income.

Cendant also incurs certain expenses on behalf of the Company. These expenses, which directly benefit the Company, are allocated to the Company based upon the Company’s actual utilization of the services. Direct allocations include costs associated with insurance, information technology, revenue franchise audit, telecommunications and real estate usage for Company-specific space. During 2005, 2004 and 2003, the Company was allocated $63 million, $58 million and $54 million of expenses directly benefiting the Company, which are included within the general and administrative expenses line item on the accompanying Combined Statements of Income.

The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for the Company to estimate for all historical periods presented, the actual level of expenses that would have been incurred had the Company been operating as a separate, stand-alone public company.

Related Party Agreements

The Company conducts the following business activities with Cendant and its other subsidiaries: (i) provides employee relocation services, including relocation policy management, household goods moving services and departure and destination real estate related services; (ii) provides commercial real estate brokerage services, such as transaction management, acquisition and disposition services, broker price opinions, renewal due diligence and portfolio review; (iii) provides brokerage and settlement services products and services to employees of Cendant’s other subsidiaries; (iv) utilizes corporate travel management services of Cendant’s travel distribution services business; and (v) designates Cendant’s car rental brands, Avis and Budget, as the exclusive primary and secondary suppliers, respectively, of car rental services for the Company’s employees. In connection with these activities, the Company recorded net revenues of $3 million, $1 million and $1 million during 2005, 2004 and 2003, respectively, which approximates the fair value of the services provided by or to the Company.

Income Taxes, net

As discussed in Note 2 – Summary of Significant Accounting Policies, the Company is included in the consolidated federal and state income tax returns of Cendant. The net income tax payable to Cendant approximated $2.2 billion and $1.8 billion as of December 31, 2005 and 2004, respectively, and is recorded as a component of the due to Cendant, net line item on the accompanying Combined Balance Sheets.

Net Interest Earned on Amounts Due from and to Cendant and Advances to Cendant, net

Also in the ordinary course of business, Cendant sweeps cash from the Company’s bank accounts and the Company maintains certain balances due to or from Cendant. Inclusive of unpaid corporate allocations, the Company had net amounts due from Cendant totaling approximately $1.7 billion and $1.4 billion as of December 31, 2005 and 2004, respectively. Certain of the advances between the Company and Cendant are interest bearing. In connection with the interest bearing activity, the Company recorded net interest income of $9 million, $9 million and $39 million during 2005, 2004 and 2003, respectively. The 2003 amount includes $29 million of interest income earned on a loan made to Cendant in 2000, with proceeds received on the issuance of a mandatorily redeemable preferred interest in the Company’s real estate franchise business. This interest, which approximated $375 million, was repaid and the intercompany loan was settled in September 2003. Such repayment is reflected within the principal payments on borrowings line item within our Combined Statements of Cash Flows.

TRANSACTIONS WITH PHH CORPORATION

In January 2005, Cendant completed the spin-off of its former mortgage, fleet leasing and appraisal businesses in a tax-free distribution of 100% of the common stock of PHH to its stockholders. In connection with the spin-off, the Company entered a venture, PHH Home Loans, with PHH for the purpose of originating and selling mortgage loans primarily sourced through the Company’s real estate brokerage and relocation businesses. The Company owns 49.9% of the venture, which has a 50-year term and is subject to earlier termination upon the occurrence of certain events or at the Company’s election at any time after January 31, 2012 by providing two years’ notice to PHH. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. The Company also entered into an agreement with PHH and PHH Home Loans regarding the operation of the venture. Under such agreement, the Company must (i) recommend the PHH Home Loans as the exclusive provider of mortgage loans to independent sales associates, employees and customers of the

Company’s real estate brokerage and relocation businesses and (ii) sell mortgage origination businesses acquired by the Company’s real estate brokerage business to the PHH Home Loans pursuant to pre-specified pricing parameters. Additionally, the Company maintains a marketing agreement with PHH whereby PHH is the exclusive recommended provider of mortgage products and services promoted by the Company to its independently owned and operated franchisees. This marketing agreement expires in 2030. The Company also maintains a relocation agreement with PHH whereby PHH outsourced its employee relocation function to the Company. In connection with these agreements, the Company recorded net revenues of $9 million during 2005, which approximates the fair value of the services provided by the Company.

17.	Selected Quarterly Financial Data—(unaudited)

Provided below is selected unaudited quarterly financial data for 2005 and 2004.

	2005(a)
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$193	$280	$286	$229
Company Owned Real Estate Brokerage Services	1,113	1,655	1,667	1,288
Relocation Services	105	134	140	116
Title and Settlement Services	65	87	93	71
Other(b)	(77)	(110)	(111)	(85)

	$1,399	$2,046	$2,075	$1,619

EBITDA
Real Estate Franchise Services	$136	$215	$219	$170
Company Owned Real Estate Brokerage Services	(8)	116	123	19
Relocation Services	20	40	42	22
Title and Settlement Services	5	19	21	8
Other	1	—	—	(1)

	154	390	405	218
Less: Depreciation and amortization	30	31	34	41
Interest expense (income), net	1	(2)	(4)	(2)

Income before income taxes and minority interest	$123	$361	$375	$179

Net income	$73	$218	$227	$109

(a)	Income before income taxes and minority interest for the first, second and third quarters include restructuring charges of $4 million, $1 million and $1 million, respectively.
(b)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.

	2004(a)
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$164	$252	$257	$231
Company Owned Real Estate Brokerage Services	952	1,553	1,494	1,243
Relocation Services	100	113	125	117
Title and Settlement Services	59	95	81	68
Other(b)	(67)	(103)	(100)	(85)

	$1,208	$1,910	$1,857	$1,574

EBITDA
Real Estate Franchise Services	$118	$193	$194	$161
Company Owned Real Estate Brokerage Services	(15)	125	117	36
Relocation Services	19	37	45	25
Title and Settlement Services	2	29	21	10
Other	(1)	—	(1)	—

	123	384	376	232
Less: Depreciation and amortization	29	30	31	30
Interest income, net	(1)	(1)	(1)	(3)

Income before income taxes and minority interest	$95	$355	$346	$205

Net income	$59	$220	$214	$125

(a)	In the second quarter of 2004, the Company recognized a $7 million gain on the sale of certain non-core assets, which was recorded within net revenues in the Combined Statements of Income.
(b)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.

18.	Subsequent Events

Separation from Cendant (Unaudited)

On October 23, 2005, Cendant’s Board of Directors preliminarily approved a plan to separate Cendant into four independent, publicly traded companies – one for each of Cendant’s real estate services, travel distribution services, hospitality services (including timeshare resorts) and vehicle rental businesses. In connection with the separation and distribution, the Company expects to issue approximately $2.2 billion of debt, which is not reflected within the accompanying Combined Financial Statements. The amount of debt to be issued was based on future estimates of the Company’s ability to service such debt relative to Cendant’s hospitality services and travel distribution services businesses. Cendant’s corporate debt does not specifically relate to the Company’s operations or prior acquisitions. The proceeds received in connection with the planned debt issuances are expected to be transferred to Cendant.

Additionally, pursuant to the Separation and Distribution Agreement, upon distribution of the Company’s common stock to Cendant stockholders, the Company is expected to be allocated 50% of certain Cendant corporate assets and assume and be responsible for 50% of certain Cendant corporate liabilities, including those relating to unresolved tax and legal matters (none of which are reflected within the accompanying Combined Financial Statements). Cendant’s Hospitality and Travel Distribution businesses, both of which are also expected to be distributed to Cendant’s shareholders as part of the separation plan, are expected to assume and be responsible for 30% and 20%, respectively, of these liabilities. Similar to the determination of debt to be issued, the amount of liabilities to be assumed was determined based on the Company’s ability to satisfy those liabilities which was generally based on certain earnings contributions of the Company, hospitality services and travel distribution services businesses in 2005. The actual amount that the Company may be required to pay under these arrangements could vary depending upon the outcome of any unresolved matters, which may not be resolved for several years, and if any of the other parties responsible for such liabilities were to default in its payment of costs or expenses related to any such liability.

Certain lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. (“CUC”) business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with it. Cendant and the Company do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings or other proceedings for which the Company has assumed liability under the separation agreements could be material with respect to the Company’s earnings in any given reporting period.

Potential Sale of Travel Distribution Services (Unaudited)

On April 24, 2006, Cendant announced a modification to its previously announced separation plan. In addition to continuing its original plan to distribute the shares of common stock of Cendant’s travel distribution services business to Cendant stockholders, Cendant is also exploring the possible sale of travel distribution services.

Unless and until Cendant enters into a definitive agreement for a sale of travel distribution services and such a sale is completed, the implications of a sale on the Company’s separation from Cendant cannot be fully determined. However, if Cendant were to sell travel distribution services, the terms of the Company’s separation from Cendant would be impacted. It is currently anticipated that if there were a sale of travel distribution services, the net cash proceeds from the sale would be utilized in part to reduce and/or repay the indebtedness anticipated to be incurred by the Company in connection with the separation and utilized to satisfy certain outstanding Cendant corporate indebtedness. The amount and timing of such reduction and/or repayment would depend, in large part, on the timing of any sale of travel distribution services and on the amount of proceeds realized in such a sale.

In addition, if a sale of travel distribution services were to occur, the Company expects that such sale would change the expected allocation to the Company from 50% to 62.5% of Cendant’s contingent and other corporate liabilities and contingent and other corporate assets attributable to periods prior to the completion of the plan of separation. There can be no assurances that a sale of travel distribution services will be completed or as to the terms of any such sale. If a sale of travel distribution services is not completed, Cendant expects to pursue its original plan to distribute the shares of common stock of travel distribution services to Cendant stockholders.

Acquisition of Texas Title Entities

On January 6, 2006, the Company completed the acquisition of multiple title companies in Texas in a single transaction for $93 million in cash plus a $10 million (subject to potential downward adjustment) note payable within two years of the closing date. These entities provide title and closing services, including title searches, title insurance, homesale escrow and other closing services.

Renewal of the Relocation Funding Entity and Kenosia Funding LLC

The Company has extended the Relocation Funding Entity and Kenosia Funding LLC through May 30, 2006.

19.	Restatement of Combined Statements of Cash Flows

The Company has restated the presentation in its Combined Statements of Cash Flows to reflect income taxes payable to Cendant as effectively cash settled by the Company within operating cash flows with an equal offsetting adjustment to financing cash flows. The reclassification has been made to reflect the change in amounts due to Cendant on a net basis in financing activities in the statement of cash flows for all periods presented and has no effect on the net change in cash and cash equivalents.

The effects of this adjustment to the Combined Statements of Cash Flows included in the Company’s previously issued Combined Financial Statements are as follows:

	Year Ended December 31,
	2005		2004		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Income taxes payable to Cendant	$350	—	$336	—	$398	—
Net cash provided by operating activities	967	$617	1,039	$703	913	$515

Net intercompany funding from (to) parent	(926)	(576)	(688)	(352)	(194)	204
Net cash used in financing activities	(566)	(216)	(741)	(405)	(706)	(308)

* * * *

Annex A

OPINION OF EVERCORE GROUP L.L.C.

June 7, 2006

Board of Directors

Cendant Corporation

9 West 57th Street

New York, NY 10019

Members of the Board of Directors:

We understand that the Board of Directors of Cendant Corporation (the “Company”) has preliminarily approved a plan to separate (the “Separation Plan”) the Company into four independent, publicly traded companies through distributions to the holders of the common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, of all of the shares of common stock of three subsidiaries of the Company that hold or will hold all of the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the businesses other than the Company’s vehicle rental business, which will remain with the Company after such distributions. We understand that the Separation Plan has been modified such that the Company is exploring the sale of its travel distribution services business to a third party (a “Travelport Sale”) in lieu of its distribution. Accordingly, we understand that the Company is considering distributing (the “Distribution”) to the holders of Company Common Stock all of the shares of common stock, par value $0.01 per share (the “Distributed Stock”), of Realogy Corporation (the “Distributed Company”).

You have asked us whether, in our opinion as of the date hereof, the proposed Distribution is fair, from a financial point of view, to the holders of Company Common Stock.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed certain publicly available business and financial information relating to the Company and the Distributed Company that we deemed to be relevant;

(ii)	Reviewed certain internal financial statements and other non-public financial and operating data relating to the Company and the Distributed Company that were prepared and furnished to us by the management of the Company;

(iii)	Reviewed certain financial projections relating to the Company and the Distributed Company that were provided by and approved for use in connection with this opinion by the management of the Company;

(iv)	Discussed the past and current operations, financial projections and current financial condition of the Company and Distributed Company with the management of the Company;

(v)	Compared certain financial information for the Company and the Distributed Company with similar information for other relevant companies the securities of which are publicly traded;

(vi)	Reviewed the financial terms of certain publicly available transactions that we deemed comparable to the Distribution;

(vii)	Reviewed the historical market prices and trading activity for the shares of Company Common Stock;

(viii)	Reviewed the contemplated allocation of indebtedness and other liabilities to the Company and the Distributed Company following the Distribution (including the potential allocation of proceeds arising from a Travelport Sale);

(ix)	Reviewed a draft of the Form 10 registration statement filed by the Distributed Company in connection with the Distribution in substantially final form and assumed that its final form will not vary in any respect material to our analysis; and

(x)	Performed other examinations and analyses and considered other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of the information publicly available, and the information supplied or otherwise made available to, discussed with, or reviewed by us. For purposes of rendering this opinion, members of the management of the Company have provided us certain financial projections relating to the Company and the Distributed Company. With respect to the financial projections (including the Company’s outlook with respect to the long-term growth prospects of its businesses), we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the Company and the Distributed Company. Additionally, we have relied upon the assessments of the Company’s management with respect to the business, operational and strategic risks, incremental costs and incremental cost savings arising from the Distribution.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or any of its subsidiaries, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have assumed that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code and, accordingly, that, for U.S. federal income tax purposes: (x) no income, gain or loss will be recognized by holders of Company Common Stock as a result of the receipt of Distributed Stock pursuant to the Distribution, except with respect to any cash received in lieu of fractional shares of Distributed Stock and (y) no gain or loss will be recognized by the Company or the Distributed Company upon the distribution of Distributed Stock and no amount will be includible in the income of the Distributed Company or the Company as a result of the Distribution and certain related transactions other than taxes arising out of internal restructuring transactions undertaken in connection with the Separation Plan and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by the Company under Treasury regulations relating to consolidated federal income tax returns which have been assumed to be not in excess of the aggregate amounts estimated by the management of the Company and provided to us in connection with our analysis. We have assumed that all necessary governmental and regulatory and other approvals or consents (contractual or otherwise) for the Distribution have been or will be timely obtained or made and that no restrictions will be imposed or costs incurred (other than costs in the amounts estimated by management of the Company and provided to us in connection with our analysis) that will have an adverse effect on the Company, its subsidiaries or the Distributed Company following the Distribution. We have further assumed that the Distribution will comply with all applicable U.S. federal and state laws and foreign laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer or other similar laws affecting the rights of creditors. We are not a legal, regulatory, accounting or tax expert and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We were not authorized to solicit and did not solicit, any proposals from any third parties for the acquisition of the Company or the Distributed Company nor have we made any determination as to whether any such proposals could be obtained if solicited. Other than the alternative of preserving the status quo, we did not consider and therefore this opinion does not address the merits of the Distribution as compared to other business strategies that might be available to the Company nor does it address the underlying business decision of the Company to proceed with the Distribution.

We are not expressing any opinion herein as to the prices at which the shares of Company Common Stock or the shares of Distributed Stock will trade following the consummation of the Distribution. The actual values of and prices at which the shares of Company Common Stock and the shares of Distributed Stock will trade following the Distribution will depend on a variety of factors including, without limitation, prevailing interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the prices of securities. This letter does not address whether the aggregate market value of the outstanding shares of Company Common Stock and the outstanding shares of Distributed Stock following the Distribution will exceed the aggregate market value of the outstanding shares of Company Common Stock at any time prior to the Distribution or the aggregate market value of the outstanding shares of Company Common Stock in the absence of the Distribution. The shares of Company Common Stock and shares of Distributed Stock may, after the Distribution, initially trade at prices below those at which they would trade on a fully distributed basis.

We have acted as financial advisor to the Company in connection with the Distribution and will receive fees for our services, the principal portion of which is contingent upon consummation of the Distribution. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities arising out of our engagement. Evercore has also been engaged by the Company as an adviser in connection with other parts of the Separation Plan and the potential Travelport Sale.

It is understood that this letter and the opinion expressed herein is for the information of the Company’s Board of Directors in connection with its consideration of the Distribution and does not constitute a recommendation to any Company stockholder as to how such holder should respond to the Distribution, including whether such stockholder should buy, sell or continue to hold Company Common Stock or, following the Distribution, Distributed Stock. This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except that this opinion may be included in its entirety, if required, in any filing made by the Company or the Distributed Company in respect of the Distribution with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Distribution is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/S/ EDUARDO G. MESTRE

Annex B

OPINION OF DUFF & PHELPS, LLC

June 7, 2006

Board of Directors

Cendant Corporation

9 W. 57th Street

New York, NY 10019

Dear Directors:

You have retained Duff & Phelps, LLC (“Duff & Phelps”) to provide an opinion (the “Opinion”) as to the solvency and adequacy of capitalization of each of Cendant Corporation (“Cendant”) and Realogy Corporation (“Realogy”) after giving effect to Cendant’s distribution of Realogy common stock to Cendant stockholders (the “Distribution”). You have requested us to determine as of June 7, 2006, whether, as of the date of the Distribution and after giving effect to the Distribution (certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A):

1)	The “fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the sum of its respective liabilities, including all contingent and other liabilities;

2)	The “present fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the amount that will be required to pay its respective probable liabilities, including all contingent and other liabilities, on its respective existing debts as such debts become absolute and matured;

3)	Each of Cendant and Realogy, as applicable, will not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the Distribution, based on discussions with management of Cendant or Realogy, as applicable;

4)	Each of Cendant and Realogy, as applicable, will be able to pay its respective liabilities, including all “contingent and other liabilities”, as they become absolute and matured;

5)	The fair saleable value of Cendant’s assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law); and

6)	The sum of the assets of each of Cendant and Realogy, as appropriate, at fair valuation is greater than all its respective debts at fair valuation.

Board of Directors

Cendant Corporation

June 7, 2006

Scope of Analysis

Our due diligence, procedures, and financial analysis with respect to the preparation of our Opinion included, but was not limited to, the items summarized below.

1.	Discussed with senior management of Cendant the history, current operations, future outlook, and “contingent and other liabilities” of each of Cendant and Realogy following the Distribution;

2.	Reviewed Cendant’s Form 10-Ks filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2002 through 2005 which included audited financial statements; Cendant’s Form 10-Q for the quarter ended March 31, 2006 which included unaudited financial statements; and Form l0-Q (and Amendments thereto) for Realogy and Wyndham Worldwide Corporation;

3.	Reviewed the terms of the Separation and Distribution Agreement and other internal documents provided to us by management of Cendant and Realogy, including financial projections for Cendant and Realogy; identified contingent liabilities and contingent assets; the Travelport Confidential Offering Memorandum; the Realogy Confidential Information Memorandum (and the Supplement No. 1 thereto) relating to the $1.5 billion senior credit facilities; financial statements for Avis Budget Car Rental, LLC for the three months ended March 31, 2006; and presentations delivered to the Cendant Board by certain of Cendant’s other financial advisors;

4.	Reviewed certain other relevant, publicly available information, including economic, investment information, and trends with respect to the real estate services industry, the hospitality industry, the travel industry, and the vehicle rental industry;

5.	Developed our own financial projections for each of Cendant and Realogy, including cash flow forecasts based on management’s projections for each of Cendant and Realogy, statements by management as to their plans and intentions, our investigation and understanding of the businesses, and such other information as we deemed appropriate;

6.	Performed sensitivity analyses for each of Cendant and Realogy using financial assumptions that represent reasonable downside scenarios versus the base case financial assumptions that we analyzed;

7.	Analyzed financial, market and transaction information on public companies deemed comparable to each of Cendant and Realogy and obtained from regularly published sources and compared each of Cendant’s and Realogy’s post-Distribution capital structure and cash flow generating ability with those of companies engaged in comparable lines of business;

8.	Analyzed information on transactions deemed comparable to the separation of Realogy from Cendant; and

9.	Reviewed such other documents, investment and financial studies, and conducted other analyses as we deemed appropriate.

Board of Directors

Cendant Corporation

June 7, 2006

Assumptions, Qualifications and Limiting Conditions

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Distribution, Duff & Phelps:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Cendant and Realogy management, and did not attempt to independently verify such information;

2.	Assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3.	Assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of Cendant or Realogy (after giving effect to the Distribution) since the date of the most recent financial statements and other information made available to us; and

4.	Assumed that the final version of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed.

Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Distribution. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Board of Directors

Cendant Corporation

June 7, 2006

Conclusion

Based on all factors we regard as relevant and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our opinion that after giving effect to the Distribution:

1)	The “fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the sum of its respective liabilities, including all contingent and other liabilities;

2)	The “present fair saleable value” of the assets of each of Cendant and Realogy, as applicable, exceeds the amount that will be required to pay its respective probable liabilities, including all contingent and other liabilities, on its respective existing debts as such debts become absolute and matured;

3)	Each of Cendant and Realogy, as applicable, will not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged following the Distribution, based on discussions with management of Cendant or Realogy, as applicable;

4)	Each of Cendant and Realogy, as applicable, will be able to pay its respective liabilities, including all “contingent and other liabilities”, as they become absolute and matured;

5)	The fair saleable value of Cendant’s assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law); and

6)	The sum of the assets of each of Cendant and Realogy, as appropriate, at fair valuation is greater than all its respective debts at fair valuation.

The Opinion is solely that of Duff & Phelps. Our liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and Cendant dated September 30, 2005 (the “Engagement Letter”). This letter is delivered for the benefit of Cendant and Realogy and their respective boards of directors. This letter is confidential, except (i) that Duff & Phelps consents to its use or disclosure by request of any court or regulatory agency, as may otherwise be required by any law, regulation or order or in connection with any legal or similar proceeding involving the Distribution, (ii) that Duff & Phelps consents to its inclusion in any filing (or supplemental disclosure request) by Cendant or Realogy with the SEC, the New York Stock Exchange, or any other regulatory authority in connection with the Distribution or plan of separation, and (iii) as otherwise provided in the Engagement Letter.

Respectfully submitted,

/s/    Duff & Phelps, LLC

DUFF & PHELPS, LLC

Board of Directors

Cendant Corporation

June 7, 2006

APPENDIX A

DEFINITIONS OF TERMS USED IN THIS LETTER

“Fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps’ Opinion), after giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed one year.

“Present fair saleable value” means the aggregate amount of net consideration (as of the date of Duff & Phelps’ Opinion) after giving effect to reasonable costs of sale or taxes, where the probable amount of any such taxes is disclosed to Duff & Phelps by Cendant, that could be expected to be realized from an interested purchaser by a seller, in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character, and with reasonable promptness, not to exceed six months.

“Liabilities, including all contingent and other liabilities” has the meanings that are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors.

“Contingent and other liabilities” means contingent and other liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Cendant or Realogy or identified to Duff & Phelps by officers or representatives of Cendant or Realogy.

“Not have an unreasonably small amount of capital for the respective businesses in which it is engaged or is proposed to be engaged” and “able to pay its respective liabilities, including all “contingent and other liabilities”, as they become absolute and matured” means that Cendant or Realogy, as applicable, will be able to generate enough cash from operations, planned asset dispositions, refinancing or a combination thereof to meet its respective obligations (including all contingent and other liabilities) as they become due.